SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

content

INVITE			3
NOTICE TO CONVENE			4
PROPOSAL FROM MANAGEMENT FOR THE 56TH GENERAL ORDINARY ASSEMBLY			5
1.	PROCEDURES INHERENT TO THE ANNUAL GENERAL MEETING HEREBY CONVENED		5
	1.1.	Establishment of the Annual General Meeting	5
	1.2.	Qualification and Participation in the Annual General Meeting	5
	1.3.	Representation in the Annual General Meeting	6
2.	ISSUES FOR DELIBERATION AT THE ANNUAL GENERAL MEETING HEREBY CONVENED		7
	2.1.	Examine, discuss and vote the Complete Corporate Financial Statements, for fiscal year ended on December 31, 2015;	7
	2.2.	Deliberate on the management proposal for deployment of the results for the fiscal year ended on December 31, 2015 with deployment of the balance of the capital reserve to absorb the losses raised ;	8
	2.3.	Elect members of the Board of Directors, and appoint the Chairperson among the members elected;	8
	2.4.	Elect members of the Fiscal Council and respective deputies;	9
	2.5.	Set the overall compensation for management and members of the Corporate Fiscal Council.	9
ANNEX 01			11
MANAGEMENT COMMENTS ON THE FINANCIAL STATUS OF THE COMPANY, IN THE TERMS OF ITEM 10 OF THE REFERENCE TEMPLATE			11
ANNEX 02			12
INFORMATION IN CONNECTION WITH CANDIDATES TO THE BOARD OF DIRECTORS APPOINTED BY CONTROLLING SHAREHOLDERS			12
ANNEX 03			14
INFORMATION IN CONNECTION WITH CANDIDATES TO THE FISCAL COUNCIL APPOINTED BY CONTROLLING SHAREHOLDERS			14
ANNEX 04			15
ESTABLISHMENT OF COMPENSATION FOR BOARD OF DIRECTORS, EXECUTIVE BOARD AND MEMBERS OF THE FISCAL COUNCIL			15
ANNEX 05			17
INFORMATION IN CONNECTION WITH COMPENSATION OF ADMINISTRATORS IN THE TERMS OF ITEM 13 OF THE REFERENCE TEMPLATE			17
ANNEX 06			18
RULES FOR ELECTION OF MEMBERS TO THE BOARD OF DIRECTORS, FISCAL COUNCIL BY NON-CONTROLLING SHAREHOLDERS			18

INVITE

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS, hereby invites all its shareholders to attend and participate in the 56th Annual General Meeting, as per below:

Date: April 29, 2016

Time (Brasília): 2 PM

Venue: Company Offices, Setor Comercial Norte, Quadra 04, Bloco “B”, nº 100, Room 203 of Edifício Centro Empresarial VARIG – Brasília – DF

Event: Annual General Meeting

Topics for deliberation:

1. Examine, discuss, and vote on the Company’s Complete Financial Statements, for the year ended on December 31, 2015;

2. Decide on management’s proposal for allocating the result for the year ended on December 31, 2015, with the use of the balance of the capital reserve to absorb the losses registered in the year that exceeded the profit reserves, as item I of Article 200 of Federal Law 6,404/1976, as amended;

3. Elect the members of the Board of Directors and appoint, among the members elected, its Chairman;

4. Elect the members of the Fiscal Council and respective alternates; and

5. To establish the remuneration of the members of the Board of Directors, Fiscal Council and Executive Board.

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MINISTRY OF MINES AND ENERGY

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

(Publicly traded company)

CNPJ. nº 00.001.180/0001-26

NOTICE TO CONVENE

56th Annual General Meeting

We hereby invite the Shareholders of Centrais Elétricas Brasileiras S.A  - Eletrobras (“Company”) to meet at the Company’s headquarters, in Brasília, Setor Comercial Norte, Quadra 04, Bloco “B,” No. 100, Room 203 of Edifício Centro Empresarial VARIG – Brasília – FD, on April 29, 2015, at 2:00 p.m., in a Annual General Meeting which shall take place upon first notification with the presence of shareholders representing at least 25% (twenty-five percent) of the voting capital of the Company, to decide on the following Order of the Day:

1. Examine, discuss, and vote on the Company’s Complete Financial Statements, for the year ended on December 31, 2015;

2. Deliberate on management’s proposal for allocating the result for the year ended on December 31, 2015, with the use of the capital reserve to absorb the amount relating to the account of accumulated losses for the year, that exceeded the profit reserves, as item I of Article 200 of Federal Law 6,404/1976, as amended ("Law of Corporations");

3. Elect the members of the Board of Directors and appoint, among the members elected, its Chairman;

4. Elect the members of the Fiscal Council and respective alternates; and

5. To establish the remuneration of the members of the Board of Directors, Executive Board and Fiscal Council.

Under the terms of the paragraph of Article 126 of the Corporate Law and the decision of the CVM in proceeding CVM RJ2014/3578, on  November 04, 2014, shareholders may be represented in the general meeting: (i) if a natural person, by a proxy established at least 1 (one) year in advance (who is a shareholder, director of the Company, or an attorney properly registered in the lists of the Order of Attorneys of Brazil), (ii) if a legal person, through its legal representatives or through a proxy named under the terms of its articles of organization and according to the rules of the Brazilian Civil Code, (iii) if an investment fund, by its director and/or manager, or by a proxy named under the terms of its articles of organization and according to the rules of the Brazilian Civil Code.

Shareholders, or his legal representative, shall present the following documents to ensure admission into the Meeting (Art. 5th of CVM Instruction No. 481, of December 17, 2009) as amended (“Instruction CVM 481”),:

An official identification document with a photo;

An authenticated copy of the updated articles of organization (corporate bylaws or articles of incorporation), in case of a legal person;

Original or authenticated photocopy of a power of attorney granted by the shareholder; and

Original copy of the statement of shareholdings provided by the depositary institution or by the custodian, identifying the status as shareholder.

Under the terms of the sole paragraph of Article 43 of the Company’s Bylaws, the delivery of the documents proving the status of shareholder and agency is requested at least 72 (seventy-two) hours prior to the time the mentioned Annual General Meeting, at the Investor Relations Department – DFR, Market Information Division – DFRM, at Avenida Presidente Vargas, No. 409 – 9th Floor, in the city of Rio de Janeiro, State of Rio de Janeiro, from 8:00 a.m. to noon and from 2:00 pm to 5:00 pm.  However, all shareholders who appear with the documentation needed to participate in the meeting shall be allowed to attend the Annual General Meeting hereby noticed.

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As stipulated in Article 141 of the Corporate Law and Articles 1 and 3rd of CVM Instruction No. 165, of  December 11, 1991, as amended, Shareholders representing at least 5% (five percent) of the voting capital of the Company may request the adoption of the cumulative voting process for the election of the members of the Company’s Board of Directors, provided that the legal time frame of 48 (forty-eight) hours in advance of the date the Annual General Meeting hereby noticed is held, is met.

Decisions shall be taken in the Annual General Meeting hereby noticed by a majority vote, the vote of each shareholder being proportional to his interest in the capital stock of the Company.

The Company clarifies that considering the provisions of Article 11 of CVM Instruction No. 561, of April 7, 2015, as amended by CVM Instruction 570, of November 18, 2015, exercising the option provided for in the mentioned regulation, will not offer to the General Meeting hereby convened mechanism to vote online.

Pursuant to Art. 133, § 1 of the Corporate Law and Art. 9th of CVM Instruction No. 481, of  December 17, 2009, as amended, all documentation pertaining to the matters which shall be decided by the Annual General Meeting will be available to shareholders at the Investor Relations Department – DFR, Market Information Division – DFRM, at Avenida Presidente Vargas, No. 409 – 9th Floor, in the city of Rio de Janeiro, State of Rio de Janeiro, and on the websites of the Company (www.eletrobras.com/elb/ir), and the Comissão de Valores Mobiliários – CVM (www.cvm.gov.br).

Brasília, March 30, 2016.

Wagner Bittencourt de Oliveira

Chairman of the Board of Directors

 MANAGEMENT PROPOSAL FOR THE 56th ANNUAL GENERAL MEETING

1.  Procedures inherent to the Annual General Meeting hereby convened

With a view to facilitating the understanding and attendance of shareholders to the Annual General Meeting hereby convened, the Company is providing below a list of relevant information in connection with the procedures for establishment, participation and execution of the meeting.

1.1.  Establishment of the Annual General Meeting

In the terms of article 125 of the Law of Corporations, in order to establish an Annual General Meeting on first call, the qualified attendance of shareholders, or their legal representatives, holding of shareholding interest of, at least, 25% (twenty-five percent) of the Company’s share capital voting is required.

If this percentage is not achieved, a new notice to convene must be issued with a minimum of 08 (eight) days in advance, upon which the Annual General Meeting shall be established with the attendance of any number of shareholders, and/or their legal representatives.

1.2.  Qualification and Participation at the Annual General Meeting

In order to participate in the Annual General Meeting hereby convened, Shareholders must attest to their quality as holders of shares issued by the Company, by presenting the following documents:

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(a) statement issued by the financial institution depositary of the shares owned by the shareholder containing the indication of the respective shareholding interest, dated of, at most, 02 (two) days before the date of the Annual General Meeting;

(b) the original or authenticated copy of the power of proxy instrument, issued an regularized in the form of the law, in the event of representation of the shareholder;

(c) original or authenticated copy of the identity document, legally recognized as such, with recent picture and valid within the national territory, within the term of expiry, when applicable, for individual shareholders;

(d) current copy of the articles of incorporation and of the act that invests the representative with powers for representation within the scope of the Annual General Meeting, for legal entities;

For the purposes of the documents set out in item (d), the Company shall accept (i) articles of incorporation and bylaws, in certificate issued by the respective registry agency, simple copy of the original as long as accompanied by the original certificate issued by the respective registry agency or its authenticated copy, attesting to the registration of the document or authentic current copy of the act recorded; and (ii) specifically with respect to the act that invests the representative with the powers to vote on behalf of the shareholding legal entity, given it is a private mandate instrument, all signatures of the issue or its representatives, as the case may be, must be authenticated. If this act corresponds to a meeting of the Board of Directors, the shareholder must provide, in advance, evidence of the filing and publication of the act in the competent registry agency.

For legal entities with representatives that are not appointed within the terms of their articles of incorporation/bylaws or through some appointment procedure held in separate act, shareholders must attest to the validity of the appointment by providing evidence of the filing of the act in the competent registry agency.

For investment funds, representatives must prove their role as fund administrator or power of proxy holder duly appointed by the administrator, in the form of the legislation applicable.

For foreign legal entities, the documents that attest to the powers of proxy must undergo the process of certification by notary public and the Consulate . Documents drafted in other languages, in the terms of the Law of Introduction to the Norms of Brazilian Law (Lei de Introdução às Normas do Direito Brasileiro) (Decree-Law no. 4657, of 4 September 1942, as amended), shall only be accepted in the form of sworn translation.

In the terms of the single paragraph of article 43 of the Company Articles of Incorporation, delivery of documents evidencing the shareholder status and their representation, is requested to take place up to 72 (seventy-two) hours before the onset of the Annual General Meeting hereby convened, at the Department of Investor Relations - DFR, Division of Market Service – DFRM, at Avenida Presidente Vargas, nº. 409 - 9th floor, in the city of Rio de Janeiro, State of Rio de Janeiro, from 8 AM to noon and from 2 PM to 5 PM.

1.3.  Representation at the Annual General Meeting

In the terms of paragraph 1 of article 126 of the Law of Corporations and decision of CVM I. Collegiate in process CVM RJ-2014/3578, issued on 04 November 2014, shareholders may be represented at the Annual General Meeting hereby convened in the following ways: (a) when individual, by a power of proxy if established less than 1 (one) year prior (that is a shareholder, Company manager or a tornado duly registered at the Ordem dos Advogados do Brasil), (b) if legal entity, by its legal representatives or by power of proxy appointed in the terms of its respective articles of incorporation and in compliance with the rules established in the Brazilian Civil Code, (c) if investment fund, by its administrator and/or manager or, yet, by power of proxy appointed in the terms of its respective articles of incorporation and in compliance with the rules of the Brazilian Civil Code.

1 In the terms of the Convention on Elimination of the Requirement for Notarization of Foreign Public Documents, signed on 5 October 1961, and enacted by Decree no. 8,660, of 29 January 2016, the consularization of foreign documents issued in countries signatories of said conventions is waived, as long as all the pertinente terms and conditions have been duly addressed.

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The Company clarifies that, considering the dispositions of article 11 of CVM Instruction no. 561, of 7 April 2015, as amended by CVM Instruction no. 570, of 18 November 2015, in deploying the option established in said article, the mechanism for distance voting will not be available for the General Assembly hereby convened.

The Company advises shareholders that, considering the disposed on Notice to Market published on 27 April 2015, and considering that, to date, there has been no payment of dividend to shareholders of preferential shares as foreseen in its articles of incorporation, shareholders of preferential shares of the Company will be entitled to vote in this Annual General Meeting, in the terms established in the first paragraph of article 111 of the Law of Corporations, addressed all other formalities established in the Law of Corporations, in the Company’s Articles of Incorporation, in the applicable regulations and in this Management Proposal.

2.  Topics for deliberation at the Annual General Meeting hereby convened

2.1.  Examine, discuss and vote the Complete Corporate Financial Statements, for the year ended on December 31, 2015;

In the terms of article 132 of the Law of Corporations, in up to 04 (four) months after the end of the fiscal year, shareholders of the companies controlled by it must meet to, among other issues, discuss on the approval of the Financial Statements with respect to the previous fiscal year.

The Company informs its shareholders that, as of this date (inclusive) the Company’s Complete Annual Financial Statements, together with the Management Report, the Independent Auditors Report and the Statement of Opinion of the Company Fiscal Council, for the fiscal year ended on December 2015 are available for consultation at the Company head office or at the address of its Department of Investor Relations – DFR, as well as at the websites of the Company (www.eletrobras.com/elb/ri) and CVM (www.cvm.gov.br). In this sense, the Company highlights that, in the terms of article 133 of the Law of Corporations, notices with respect to the availability of the aforementioned documents were published in the newspapers usually used by the company for this purpose.

Publication of the Company Complete Annual Financial Statements, together with the Management Report and the Independent Auditors Report, in connection with the fiscal year ended on December 31, 2015, will occur opportunely, in the terms of paragraph 3 of article 133 of the Law of Corporations.

Additionally, in addressing CVM Instruction 481, the Company, with advance of 01 (one) month of the date set for the Annual General Meeting of Shareholders, to be held on 29 April 2016, informs the following as far as the documents listed below:

•   Complete Annual Financial Statements; Management Report on social business and main administrative facts; Independent Auditors Report; and Opinion Statement of the Fiscal Council, all in connection with fiscal year ended on December 31, 2015:

The Company’s Complete Annual Financial Statements, including the Management Report on the main business and administrative facts, the Independent Auditors Report by KPMG Auditores Independentes and the Opinion Statement of the Fiscal Council, that approved them, all with respect to the fiscal year ended on December 31, 2015, have been filed at CVM and at BM&FBOVESPA, on 30 March 2016, and are available at the websites of Company (www.eletrobras.com/elb/ri), CVM (www.cvm.gov.br) and BM&FBovespa (www.bmfbovespa.com.br).

•       Comments of Administrators on the Company financial situation, in the terms of Section 10 of the Reference Template.

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The Administrators’ comments on the Company’s financial situation in the terms of Section 10 of the reference template are available in Annex 01 of this document ..

•       Standard Financial Statements Form - DFP

The Standard Financial Statements Form (Formulário de Demonstrações Financeiras Padronizadas – DFP) was sent on the same date as the Complete Annual Financial Statements, to wit, 30 March 2016, and is available at the websites of the Company (www.eletrobras.com/elb/ri), CVM (www.cvm.gov.br) and BM&FBovespa (www.bmfbovespa.com.br).

2.2.  Deliberate on the management's proposal for destination of result for the year ended on December 31, 2015, using the balance of the capital reserve for absorption the registered accumulated loss;;

In the terms of article 132 of the Law of Corporations, in up to 04 (four) months after the end of the fiscal year, shareholders of the companies controlled by it must meet to deliberate on the destination of the result and the distribution of profit in connection with the previous fiscal year.

In this sense, and considering that as shown in the Annual Financial Statements, complete, with respect to the fiscal year ended on December 31, 2015 the Company posted loss of R$ 14,442 million, representing considering the consolidated result a loss of R$ 14,954 million, with no profit to distribute.

Due to the negative result raised for fiscal year ended on 31 Decemebr 2015 exceed the amount of the profit reserve and the legal reserve established by the Company, that on December 31, 2015 came to a total amount of R$2,233, respectively and, therefore, being insuficiente to fully absorb the loss posted in the fiscal year, in the terms of Article 189 of the Law of Corporations, Company Management proposes using the balance of the capital reserve, in the terms of article 200 of La of Corporations, to the amount of R$ 12,181.

[Finally, given the fiscal year of 2015 having posted a loss, in the terms of Ofício-Circular CVM/SEP/Nº02/2016 and decision of CVM I. Collegiate stated within the scope of Process CVM RJ-2010/14687, the Company shall not provide the information indicated in Annex 9-1-II of CVM Instruction 481.

2.3.  Elect members of the Board of Directors, and appoint the Chairperson among the members elected;

The Company Articles of Incorporation, in its Article 17, rules that the term of office for the members of the Company’s Board of Directors will be of 01 (one) year, with reelection being allowed.

So, considering that in the 55th Annual General Meeting, held 30 April 2015, and in the 163rd Eletrobras ExtraAnnual General Meeting, held on 31 August 2015, the current members of the Company Board of Directors were elected and that their respective terms of office would expire on the date the 2016 Annual General Meeting, a new election is required.

On this, the Company Articles of Incorporation, in its article 17, establishes that the Board of Directors will be comprised of 10 (ten) members, of which: (i) 06 (six) members appointed by the Ministry of State of Mines and Energy; (ii) 01 (one) member appointed by the Ministry of State of Planning, Budget and Management; (iii) 01 (one) member elected by the shareholders holders of ordinary shares with minority shareholding interests ; (iv) 01 (one) member elected shareholders of preferential shares, representing, at least, 10% (ten percent) of of the equity capital of the Company, through a separate vote, as established in the Law of Corporations; and (v) 01 (one) member elected by the Company employees, in procedure specifically carried out to this end, as per the current legislation.

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Considering the election of the members to the Board of Directors, information on candidates appointed or supported by Management or by controlling shareholders, in the terms of items 12.5 to 12.10 of the Reference Template, as required by CVM Instruction 481, can be found in Annex 02 (Board of Directors) of this document.

In the terms of Ofício Circular/CVM/SEP/Nº02/2016, possible scenarios for election of members to the Board of Directors by non-controlling shareholders can be found in Annex 06 of this document.

2.4.  Elect members of the Fiscal Council and respective deputies ;

The Company Articles of Incorporation, in article 36, established that the Company Fiscal Council will operate permanently, comprised of 05 (five) members and their respective alternates with a term of office for its members of 01 (one) year, allowing for reelection.

So, considering that in the 55th Annual General Meeting, held 30 April 2015, and in the 163rd Eletrobras ExtraAnnual General Meeting, held on 31 August 2015, the current members and their alternates of the Company Fiscal Council were elected and that their respective terms of office would expire on the date the 2016 Annual General Meeting, a new election is required.

On the membership of the Company Fiscal Council, the Articles of Incorporation established that it shall be comprised by 05 (five) members and their alternates, to wit: (i) 01 (one) member and his/her alternatealternate appointed by the Ministry of State of Treasury, as representative of the National Treasury; (ii) 01 (one) member and his/her alternatealternate appointed by minority interest shareholders of ordinary shares and elected through a separate vote ; (iii) 01 (one) member and his/her alternate appointed by preferential shareholders and elected through separate vote; and the 02 (two) remaining members and their respective deputies elected following the majority interest principle, by shareholders of shares entitled to vote in attendance at the Annual General Meeting.

Considering the election of the members to the Fiscal Council, information on candidates appointed or supported by Management or by controlling shareholders, in the terms of items 12.5 to 12.10 of the Reference Template, as required by CVM Instruction 481, can be found in Annex 03 (Fiscal Council) of this document.

In the terms of Ofício Circular/CVM/SEP/Nº02/2016, possible scenarios for election of members to the Fiscal Council by non-controlling shareholders can be found in Annex 06 of this document.

2.5.  Set the overall compensation for the Administrators and members of the Company Fiscal Council .

The Law of Corporations and the Company Articles of Incorporation attribute to the General Assembly setting the overall compensation for administrators and members of the Fiscal Council. So, given the election of the new members of the Board of Directors and Fiscal Council of the Company, the overall compensation amounts for the administrators for the period corresponding to their term in office that extends to the next Annual General Meeting, must be established.

So, considering the responsibilities, the time dedicated to delivering their role, professional competence and reputation, the risks taken on and the market value for this type of service, the Company proposes that for the overall compensation of its members of the Board of Directors, Executive Board and members of the Fiscal Council, for the period corresponding to their term in office, to end in the next Annual General Meeting, the amount of:

a)    R$ 10,560,237.09 (ten million, five hundred and sixty thousand, two hundred and thirty-seven reais and nine cents) as overall amount to be destined and distributed to the members of the Executive Board and the Board of Directors; and

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b)    R$ 434.245,40 (four hundred and thirty-four thousand, two hundred and forty-five reais and forty cents) as overall amount to be destined and distributed to the members of the Fiscal Council.

Considering the definition of the compensation for members of the Board of Directors, Executive Board and members of the Fiscal Council, the compensation proposal for members of the Board of Directors, Executive Board and member of the Fiscal Council is in detail in Annex 04 of this document and the information indicated in Section 13 of the Reference Template, as required by CVM Instruction 481, in Annex 05 of this document.

Rio de Janeiro, March 30, 2016

 José da Costa Carvalho Neto

Director President

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Annex 01

Management Comments on the Company’s financial status in the terms of Section 10 of the Reference Template

10.1 - General financial and equity conditions

a) General financial and equity conditions

The year of 2015 was marked by important progress with respect to corporate management and governance. In addition to the ongoing restructuring work in Eletrobras Companies, focusing on synergy in resources and in reducing expenses with Personnel, Materials, Services and Others (PMSO) and permanent actions in enhancing corporate sustainability, Eletrobras has also made progress in transparency and prevention of irregularities.

Eletrobras total investments were of R$ 10.4 billion, of which R$ 6.1 billion in corporate investments and R$ 4.3 billion through participation in Specific Purpose Entities (SPEs). In 2015, Eletrobras invested, through corporate investments or SPEs, R$ 5.675 billion in generation, 76% of the R$ 7.461 billion approved in the 2015 plan. In transmission, R$ 3.414 billion were invested, 80% of the R$ 4.270 billion approved for the 2015 plan. Eletrobras distribution companies invested R$ 1 billion in 2015, amount representing 60% of the plan for the period. In addition, R$ 301.33 million were invested in research, infrastructure and environmental quality.

Eletrobras and its partners implemented, in 2015, 2,975 MW, around 43% of the growth in the Brazilian installed capacity. In so far as the company’s own installed capacity, 1603 MW started operating through hydropower, solar and wind energy units. Individually and through SPEs, the company has contracted ventures in construction, to start up and in testing, that will add 16.8 GW to the Brazilian power matrix by 2019, in their majority of clean and renewable energy sources. Of this total, Eletrobras is responsible for 10.5 GW, of which 2.3 GW in corporate ventures, and 8.2 GW correspond to the ratio of its participation in SPEs.

In transmission, the company also has, individually or through SPEs, contracted ventures, to start or under construction, that, by 2019, will add to the Brazilian National Interlinked System (SIN) round 10.6 thousand kilometers of transmission lines. Of this total, Eletrobras is responsible for around 7.3 thousand kilometers, of which 3.6 kilometers in corporate ventures and 3.7 kilometers correspond to the ratio of its participation in SPEs. In 2015, Eletrobras ventures added 1,126 kilometers to SIN, of which 503 kilometers correspond to the ratio of its participation in ventures.

In distribution, distribution companies had an increase of 200,845 new customers. CELG-D had the largest increase with 85,306 new customers.

The investment budget for 2016 is planned at R$ 13.2 billion, with R$ 10.5 in corporate investments and R$ 2.7, in investments through SPEs. This amount is coherent for a company that, by 2030, intends to be among the 3 largest global companies in clean energies and among the 10 largest in world’s power sector.

Notwithstanding these endeavors, Eletrobras consolidated result was negative in R$ 14,954 awaiting on consolidation of results]. This result is owed largely to the following atypical factors: impairment charges for some investments, in particular the Angra 3 Thermal Nuclear Plant and provision for payment of legal claims in connection with compulsory loans, in addition to the negative results achieved by the distribution companies. On the positive side, an increase of 8.1% in net operating revenues can be highlighted. For 2016, expectations are positive in so far as concerns the reversal of this result, by more in-depth cost reduction measures, regulation of the reception of the 2nd tranche of indemnities of Law nº 12.783/2013 and the new investments made by the company, which will start generating new revenues.

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In 2015, an important aspect in Eletrobas economic sustainability made progress: Aneel signed off on the amounts for the indemnities of the Basic Grid of Existing Systems (RBSE) for the amount of R$ 9 billion for Furnas and R$ 1 billion for Eletrosul. Eletronorte and CHESF also presented their indemnity claim statements and await on ANEEL position, their claims were for R$ 2.9 billion and R$ 5.6 billion, respectively.

Another standout was the generation subsidiaries joining the power sector agreement for mitigation of hydrology risks that have affected the results of the operations in recent years due to the low level of hydraulic availability registered.

In December, the 164th Eletrobras ExtraordinaryGeneral Meeting approved the extension of CEG-D distribution services concession contract and the divestment of Eletrobras shareholding interest in this company. The conditions for extension of concessions in the other Eletrobras distribution companies were also discussed, however, as requested by the majority shareholder, the decision on this aspect has been postponed until July 2016.

This period also saw an increase in Eletrobras’s international activity. In addition to the progress in works of the Transmission Lines that will increase transmission capability between Brazil and Paraguay, the company signed a number of international agreements in the area of energy and concluded the installation of the wind generation park of Artilleros, in Uruguay, as a member of SPE ROUAR S.A., also including UTE.

In 2015, continuity was given to the implementation of the Anti-corruption program of the Eletrobras Companies, a set of actions that target identifying, correcting and preventing, on a continuous base, frauds and corruption, thereby guaranteeing compliance with Anti-corruption Legislation by the companies, their staff, formally appointed representatives, partners in joint ventures and other affiliates of Eletrobras.

In addition to adapting to the Foreign Corrupt Practices Act (FCPA), North American legislation against corruption, Eletrobras gave continuity to adaptation to Law no. 12,846, of 1 August 2013, known as the Brazilian Anti-Corruption Law. Each of its subsidiaries has at least one compliance manager and one assistant. Throughout 2015, the Hogan Lovells law firm acted independently, investigating the eventual existence of irregularities in violation of the North American Foreign Corrupt Practices Act (FCPA) OF 1977, the Brazilian Anti-Corruption Law and Eletrobras Companies Code of Ethics, in ventures in which Eletrobras Companies participate corporately or through SPEs. Investigations continue in 2016 and are tracked by an external committee with members having high levels of technical and legal knowledge. This shows Eletrobras’s firm commitment to transparency, with the progress of these works being one of the Company’s main objectives for 2016.

The presence in the new ISE portfolio and in the Dow Jones reflects the endeavor of Eletrobras companies and of its professionals in continually promoting the enhancement of its corporate practices, based on ethics, on transparency and on corporate social and environmental responsibility. These reinforce that is addressing its mission of acting in an integrated manner in the power markets, profitably and sustainably, fuly compliant with its corporate values: focus on results; ethics and transparency; entrepreneurial behavior and innovation; sustainability and valuing and commitment from people, since it is thanks to the talent and commitment of its employees and the priceless partnership of its relationship audiences that, Eletrobras is Latin America’s largest, publicly traded power company in value of assets.

Assessment of Indicators

The table below shows the progress of indicators that Management feels to be important in evaluating the Company and its financial and equity status:

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	On December 31
	2015	2014	2013
	(in billions of R$, except indices and percentages)
Net Liquidity Index¹	1.05	1.58	1.53
Gross Financial Debt²	40.5	32.9	24.3
Short term	4.2	4.9	1.9
Long-term	35.7	27.2	22.4
Availabilities³	23.8	17.5	22.0
Net Debt[4]	16.7	15.4	2.3
Immediate liquidity[5]	0.85	0.91	0.86
Liquidity leverage[6]	40.1%	27.1%	3.6%

¹ Corresponds to Split between current asset and current liability.

² Corresponds to financing payable, not considering amounts in connection with RGR that have asset off-sets.

[3] Corresponds to the sum of (i) Cash and cash equivalents, Bonds and securities; (ii) Financing receivable without RGR;

[4] Corresponds to Gross Financial Debt minus Availabilities

[5] Corresponds to split between Availabilities and current liabilities.

[6] Corresponds to the split between net debt and net equity.

There has been a positive evolution in the Eletrobras current liquidity index between December 31, 2013 and 2014 stemming, in particular, from a reduction in current liability, going from R$ 25.6 billion on December 31, 2013 to R$ 19.3 billion on December 31, 2014. The only indice to deteriorate in 2015, due in particular to an increase in current liability, corresponding to R$ 28.1 billion on December 31, 2015, as compared to R$ 19.3 billion on December 31, 2014.

As far as the evolution of the net debt, it is possible to observe an increase going from a negative amount of R$ 2.3 billion on December 31, 2013 to R$ 15.4 billion on December 31, 2014 and R$ 16.7 billion on December 31, 2015, mainly due to the increase in the Gross Financial Debt in this period, going from, respectively, R$ 24.3 billion on December 31, 2013 to R$ 32.9 billion on December 31, 2014 and R$ 40.6 billion on December 31, 2015, especially due to the increased need to take out loans and financing to face the Company’s investment needs for the period, to supplement the funds generated from the operating cash

The assessment of the immediate liquidity indices shows that the Company capability to bear its short-term commitments remained practically stable, corresponding to 0.86, 0.91 and 0.85 on December 31, 2013, 2014 and 2015, respectively. This was possible due to the reduction in the current liability in the first two years assessed, corresponding to R$ 25,6 billion on December 31, 2013 and R$ 19.3 billion on December 31, 2014, aggregate to the Availabilities management for the same period, going from R$ 22.0 billion on December 31, 2013 to R$ 17.5 billion on December 31, 2014 and the increase in Availabilities to R$ 23.8 billion on December 31, 2015, given the increase in the current liability to R$ 28.1 billion on December 31, 2015 thus enabling the stability for this indice in the dates in case in point.

Finally, net leverage went from 27.1% on December 31, 2014 to 40.1% on December 31, 2015, when on this date in 2013, it was 3.6%. Eletrobras Board feels the increase in this indicator took place due to the need to take on financial debt to face the needs imposed by the corporate investment plan, that could not be totally born by the cash generation.

With respect to this item 10 of the Reference Template, we hereby clarify that, based on guidance in Circular Letter/CVM/SEP/Nº02/2016, amounts disclosed are in connection with Eletrobras consolidated accounting data.

b) capital structure

Own and Third-party capital

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Eletrobras ended the year of 2015 with a net debt of approximately R$ 16.7 billion as compared to a net debt of R$ 15.4 billion on December 31, 2014 and a net debt of R$ 2.3 billion on December 31, 2013. Eletrobras long-term debt, excluded amount corresponding to the Global Reversal Reserve (Reserva Global de Reversão - RGR), corresponded to 37.9% of the total Company debt on December 31, 2015.

The table below shows the calculation for Eletrobras net debt for the periods shown:

	On 31 December
R$ billion, except percentages	2015	2014	2013
Financing payable w/out RGR	40.5	32.9	24.3
(-) Cash and cash e equivalent + Marketable Securities	8.4	5.4	9.9
(-) Financing receivable w/out RGR	15.4	12.1	12.1
Net Debt	16.7	15.4	2.3

The indicator defined by the ratio between third-party liabilities and total liability went from 60.7% on December 31, 2014 to 72.1% on December 31, 2015 (56% on the same date in 2013). In addition, due to its specific characteristics (as manager of the sector fund Global Reversal Reserve - RGR – thereby being entitled to self-refunds), Eletrobras has a number of entries in its liabilities with corresponding assets.

The ratio between total financing from own capital sources and those from third party capital for fiscal years ended on December 31, 2013, 2014 and 2015 was of, respectively 79.95%, 64.76% and 38.68%. The table below shows the evolution of these indicators across the fiscal years ended on December 31, 2013, 2014 and 2015:

	Own Capital x Third Party Capital
	On December 31
R$ million, except percentages	2015	% Total	2014	% Total	2013	% Total
Third Party Capital
Current Liability	28,100	26.04%	19,284	13.33%	25,620	18.49%
Non-current liability	79,807	73.96%	68,499	47.36%	51,397	83.47%
Total Liability	107,907	72.11%	87,783	60.69%	77,017	55.57%

Own Capital
Net equity	41,739	27.89%	56,849	39.31%	61,577	44.43%
Total Net Equity	41,739	27.89%	56,849	39.31%	61,577	44.43%

Total (Own Cap. + Third Party Cap.)	149,646	100.00%	144,632	100.00%	138,594	100.00%

Own Capital / Third party Capital d	-	38.68%	-	64.76%	-	79.95%

c) payment capacity for existing financial commitments

Eletrobras main needs in resources are in reference to (i) payment or rolling of debts, (ii) financing for its ventures in generation, transmission and distribution and (iii) the possibility of participating, through its subsidiaries, in auctions for new transmission lines and new generation contracts, given that, should Eletrobras be successful in any of these auctions, additional funds will be required to bear the investment costs required to expand the applicable operations.

Similar to other companies in the sector, the Company monitors its commitments based on the financial leverage index. This index corresponds to the net debt divided by the total capital. The net debt, in its turn, corresponds to the total of loans and financing (excluded amounts in connection with RGR but including short and long-term loans, as shown in the consolidated equity balance sheet), subtracted the cash and cash equivalent amounts. Total capital is calculated by adding the net equity, as shown in the consolidated equity balance sheet, to the net debt.

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Eletrobras risk grading, by the risk grading agencies, is directly linked to the risk grading given to Brazil, since the union is the majority shareholder of the Company. On December 31, 2015², Eletrobras risk grading was the one shown below:

Agency	Rating* National/Perspective	Latest Report
Moody’s Issuer Rating	B2 (Negative)	02/07/2015
S&P LT Local Currency	brA-1 (Negative)	02/12/2015
S&P LT Foreign Currency	BBB- (Negative)	02/12/2015
Fitch LT Local Currency Issuer	BB (Stable)	22/01/2015
Fitch LT Foreign Currency Issuer	AA-(bra) (Stable)	30/11/2015

The Company Board understands that Eletrobras displayed, on December 31, 2015, financial and equity conditions capable of honoring its financial commitments by way of the combined deployment of its operational cash flow, reception, of all the indemnities already approved by the granting power as a result of Law no. 12,783/2013 (1st tranche) and funds resulting from loans and financing already contracted or that may be contracted in case of need.

*On 25 February 2016, Moodys, downgraded Eletrobras rating to“Ba3”, with negative prospects, due to the downgrading of the country’s sovereign rating (Brazil). On 17 February 2016, Standard & Poor’s downgraded Eletrobras rating to BB, with negative prospects, due to the downgrading of the country’s sovereign rating (Brasil).

d) sources of funding used for working capital and for investments in non-current assets

The main sources of funding for working capital and investment in noncurrent assets by Eletrobras in the last 3 (three) years were: (i) indemnities a stemming from concessions renewed under the terms of Law no. 12,783/2013 already signed off by the granting power (1st tranche); (ii) amounts to be refunded stemming from the sales of energy generated by Itaipu; (iii) amount to be collected in connection with financing granted by Itaipu, (iv) its own generation of operational cash flow, (v) loans received from different national and international sources, such as Caixa Econômica Federal (“CEF”), Banco do Brasil S.A (“BB”) and Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”) and (vi) funds from International Credit Agencies. In addition, there are a number of financial investments made by Eletrobras at BB, bearing in mind that Eletrobras is obliged by law to deposit in the federal banks BB and CEF any funds a stemming from its cash availability.

Another source of funds corresponds to the indemnities stemming from concessions renewed in the terms of Law no. 12,783/2013 signed off by ANEEL, however pending definition on the payment form and conditions by the granting power (2nd tranche). Eletrobras management believes that, should the indemnities approved be signed off by the granting power for payment beginning in 2016, the Company would be capable of funding is working capital needs as they occur.

The table shows, for the periods indicated, the progress of the generation of operational cash flow and the gross indebtedness of Eletrobras:

	For fiscal year ended on December 31, or on December
R$ billion	2015	2014	2013
Operational cash flow	7.0	5.2	9.3
Gross financial debt¹	40.5	32.9	24.3
¹ Corresponds to financing payable, not considering amounts in connection with RGR, which have counterparts in asset.

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From time to time, Eletrobras considers new potential investment opportunities and may fund these investments with funds generated by its operations, loans, in international capital markets, increase in equity capital or other sources of funding that may be available at the time.

e) sources of funding used for working capital and for investments in non-current assets intended to use in covering liquidity shortfalls

If it becomes necessary to raise funds to perform investments in noncurrent assets, Eletrobras may obtain funding from BNDES, CEF, BB, multilateral agencies such as, for example, the Interamerican Development Bank (IDB), the International Reconstruction and D will k (IRDB), the Corporación Andina de Fomento (CAF) and the Japan Bank for International Cooperation (JBIC), in addition to operations in financial institutions, in particular in the “A/B Loan” modality (which consists in granting part of the loan by a multilateral institution and parts by a syndication of institutions), and to issue bonds on the international capital markets.

Timelines for financing, loans or bonds to be issued must be compatible with the construction timelines for Eletrobras’s projects in generation and transmission of energy, in the same way that the cost must be adequate to the project cash flow, considering the characteristics of the competition in energy generation and transmission concession auctions.

f) levels of indebtedness and characteristics of these debts, describing: (i) relevant contracts in loans and financing; (ii) other long-term relations with financial institutions; (iii) degree of subordination among the debt; and (iv) eventual constraints imposed on Eletrobras, in particular, with respect to levels of indebtedness and contracting of new debt, the distribution of dividends, the lien on assets, the issuance of new securities and the lien on shareholding control, as well as whether the issuer has been compliant with all these constraints;

(i) relevant loan and financing contracts

Financing taken by the Company:

Financing attracted by Eletrobras corresponds, in particular, to financing contracted from BNDES, Caixa Econômica Federal and Banco do Brasil, as well as multilateral international agencies, such as IDB, IRDB, CAF and JBIC. Said contracts follow the standard clauses usually applicable to contracts with multilateral agencies, which are agreed in negotiations with these entities, and generally count with collateral provided by the Union. Eletrobras has also issued bonds on the international capital markets.

Financing and loans contracts entered by Eletrobras, as well as international bonuses issued by the Company, were signed in accordance with practices adopted by the international market for operations of this type. The obligations taken on (“covenants”) are usually contained in contracts with companies with the same type of credit risk when these were contracted, among which the following are mentioned: the existence of corporate guarantees, requirements for shareholding control changes, obligation for timely delivery of the Complete Financial Statements in accordance with Brazilian legislation, compliance with licenses and authorizations required and constraints for significant sales of assets .

Eletrobras Companies, on December 31, 2015, were parties to liability contracts, among loans, financing and bonuses, for a total of R$46.4 billion of which R$4.2 billion representing short term obligations and R$42.2 billion corresponding to long-term obligations (R$ 39.5 billion on December 31, 2014 and R$ 32.6 billion on December 31, 2013), with the following composition in foreign currency:

	on December 31, 2015
	Balance (in thousands of Reais)%
Foreign currency
USD not indexed	11,121.630		24%
USD with LIBOR	3,729,245		8%
EURO	251,820		1%
IEN	178,794		0%
Others	1,858		0%
Subtotal	15,283,347		33%

National currency
CDI	11,410,983		25%
IPCA	532.754	1%
TJLP	6,594,316		14%
SELIC	2,636,254		6%
Others	3,287,732		7%
Subtotal	24,462,039	53%
Non Indexed	6,652,874		14%
Total	46.398.260	100%

16

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The next table shows the payment schedule for loans, financing and bonus, for a total of R$46.5 billion, on December 31, 2015:

Loans and Financing	Amortization flow (base date December 31, 2015)
	(in thousands R$)	AV%
Short Term
2016	4,224,448	9.10%
Long-term
2017	5,174,201	11.15%
2018	4,853,454	10.46%
2019	6,984,856	15.05%
2020	2,845,230	6.13%
2021	9,242,886	19.92%
After 2021	13,073,185	28.11%
Total	46,398,260	100.00%

On December 31, 2015, the following relevant financial contracts were in force for Eletrobras (controller):

(a) IDB: Loans obtained from IDB, on April 1998, for the amount of USD 307.0 million, with aval from the Union, with a twenty-year term. The interest rate with this contract is comprised by the IDB spread (based on the historic cost and current level of indebtedness of the bank) with a rate of 3.69%, fixed since 2010 (based on LIBOR on the date of conversion, offered by IDB), with the average rate for the servicing in the year of 2014 was 4.54%. Payment of interest and principal for the loan is performed every six months in the months of April and October. The balance outstanding for this financing on December 31, 2015 was R$ 181.6 million.

(a) JBIC: Loan obtained from Eximbank, former name of the Japan Bank International Corporation, with aval from the Union, for the amount of ¥4.5 billion, equivalent, at the time the contract was signed, to USD 300.0 million, with a 20-year term and variable interest rates equivalent to the JLT Prime rate, plus a spread of 0.2%. Payment for interest in connection with the loan is performed every six months, on the months of April and October. The outstanding balance for this financing on December 31, 2015 was of R$ 177.9 million.

(b)    KfW: Loan obtained from Kreditanstalt für Wiederaufbau – KfW, with aval from the Union, for the amount of €13.3 million, with funds originating from negotiations of protocols for financing projects in renewable energies, taking place in the years of 2000 and 2001, that resulted in signing of the Financial Cooperation Agreement between the governments of Germany and Brazil, on 27 November 2003. The signature of the contract in connection with the first tranche on 12 December 2008. The loan has a thirty-year term and the interest rate is of 2%. Interest in connection with the loan is paid every six months, in the month of June and December. Payment of the principal begins only starting in December 2018. On 01 November 2012, the second tranche of the financing contracts was signed with KfW, for the amount of €45.9 million, with guarantees from the Union, and a five-year grace period, for a total term of thirty years. A interest rates practice in this financing is of 2.93% a.a. Funds will be targeted, by pass-through from Eletrobras, to the São Bernardo Complex Project, belonging to controlled company Eletrosul, with a view to implementing four Small Hydroelectric Plants (Pequenas Centrais Hidrelétricas - PCHs), in the State of Santa Catarina. The outstanding balance for this financing on December 31, 2015 was of R$ 195.3 million.

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(c) China Development Bank / BNP Paribas: Loan from the China Development Bank and BNP Paribas, signed in April 2007, for the amount of USD 430.0 million, with funds being deployed in financing the Thermal Generation Plant of Candiota II, from subsidiary CGTEE. The pass-through contract was signed between this subsidiary and Eletrobras. The funds from this loan had been fully withdrawn by May 2010. No guarantees proposed. Payment of the interest and the principal for the loan is performed every six months, in the month of June and December. The outstanding balance for this financing on December 31, 2015 was of R$ 822.0 million.

(d)  Syndicated loan in modality “A/B loan”, via CAF: Syndicated loan in modality “A/B loan”, obtained from CAF in August 2008. The loan, for the amount of USD 600.0 million, was structured as follows: (i) Part A, USD 150.0 million, directly from CAF, with a 12-year term; and (ii) Part B, corresponding to USD 450.0 million, from a sixteen-bank syndication, with a 7-year term. The interest rate contracted is comprised by the variation of LIBOR plus a spread of 2.05% for part A and 1.5% for Part B). No guarantees were posted. Payment of the interest and the principal for the loan is performed every six months, in the months of February and August. On December 31, 2015, the outstanding balance for this financing was of R$ 344.5 million.

(e) CAF and BBVA, HSBC, Mercantil, Santander, Sumitomo Mitsui Banking Corporation and Bank of Tokyo-Mitsubishi: In November 2010, Eletrobras concluded contracting for a syndicated loan of USD 500.0 million, in modality “A/B loan”, from CAF and the banks BBVA, HSBC, Santander, Sumitomo Mitsui Banking Corporation and Bank of Tokyo-Mitsubishi. The operation was structured so that Part A, of USD 125.0 million, was CAF’s responsibility, while Part B, of USD 375.0 million, was provided through a syndicate comprised of the other banks. The loan has a settlement term of ten years for Part A and seven years for Part B. The interest rate contracted is comprised of the variation of LIBOR plus a spread of 3.4% for Part A and 1.475% for Part B). Payments for the interest in connection with the loan is performed every six months, in the months of May and November. The outstanding balance for these financing operations via CAF on December 31, 2015 was of R$ 1.2 billion.

(f)  World Bank: Loan obtained from the World Bank, for the amount of USD 495.0 million, with aval from the Union, and the contract was signed on 24 February 2011. The funds will be deployed in financing the Energia + Project, with the main objective of improving the quality of services provided and contributing to achieving and maintaining the economic-financial balance for the Eletrobras energy distribution companies. The loan is guaranteed by the National Treasury. Payment of the interest in connection with the loan is performed every six months, in the months of March and September. The principal will only begin to be settled starting in March 2016. The outstanding balance for this financing operation on December 31, 2015 was of R$ 866.1 million. There are still USD 273 million in funds to be withdrawn.

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(g) BNDES: On 24 June 2013, Eletrobras signed with the Banco Nacional de Desenvolvimento Econômico e Social (BNDES) a Banking Credit Note (Cédula de Crédito Bancário – CCB), for the amount of R$ 2.5 billion, remunerated at the Selic Rate plus a spread of 2.5%. The contract term is of 05 (five) years and has a grace period of twelve months being amortized in 8 successive, six monthly installments. The funds were targeted at working capital and the operation is guaranteed by the Union. The first withdrawal of this loan, for the amount of R$ 2.0 bilion, to place on 28 June 2013. The second withdrawal, for the amount of R$ 500 million, took place on 16 December 2013. The outstanding balance for this contract on December 31, 2015 was of R$ 2.5 billion.

(h) Caixa Econômica Federal and Banco do Brasil: The loan was contracted in August 2014 from Caixa Econômica Federal, Banco do Brasil by Eletrobras, for the amount of R$ 6.5 billion, with guarantee by the Union, of which R$ 4.0 billion given by Banco do Brasil and R$ 2.5 billion by Caixa Econômica Federal. The term of the operation is for eight years, with two years grace period, counted from the disbursements. The amortization of the principal be monthly, and compensation will be of 119.5% CDI. The operation targets deployment in working capital and financing of investments for the Eletrobras Companies in accordance with PDG/2014. The total amount has been released. The outstanding balance for these operations on December 31, 2015 was of R$ 6.5 billion.

(i)  Notes - Bonus:(a) Credit Suisse and Santander: On October 27, 2011, Eletrobras finalized a bonus launch operation on the international market, for the amount of USD 1.75 billion, with banks Santander and Credit Suisse as global structuring for this operation. The bonds were issued for a 10-year term, maturing on October 27, 2021, with total redemption on maturation and a six monthly interest coupon at a rate of 5.75% a year. There was no discount on issue once, which enabled obtaining a yield, return for the investor, at a rate equivalent to the coupon’s of 5.75% a year; (b) Credit Suisse: Eletrobras concluded on July 30, 2009 a bonus issuance operation on the international market, for the amount of USD 1.0 billion, with bank Credit Suisse running the global structure for the operation. The bonds were issued with a 10-year term, maturing on 30 July 2019, with total redemption on maturation and a six monthly interest coupon at a rate of 6.875% a.a. The outstanding balance for these operations on December 31, 2015 was of R$ 10.7 billion.

For more information about the bonuses issued by Eletrobras offshore, see section 18.5 of the Eletrobras Reference Template.

Additionally, on December 31, 2015, the following relevant financial contracts were in force at Eletrobras subsidiaries:

(a) BID: Furnas signed, on 22 December 2011, financing from the Interamerican Decelopment Bank – IDB financing for the amount of US$D 128.6 million. Financing has a 20-year term, with a 4-year grace period and interest rate based on the LIBOR rate and incurring on the outstanding balance. The Union guarantees this financing operation. On December 31, 2015, the outstanding balance for the contract was of R$ 471.6 million.

(b) BNDES: BNDES finances a number of corporate projects for the Eletrobras Companies, such as the hydroelectric generation plants of Batalha, Simplício, Baguari and Tucuruí and the Angra 3 thermal nuclear generation plant, in addition to other expansion and maintenance projects. These financing operations feature a cost in the interval between TJLP and TJLP +4% a.a. and repayment terms out to 2036 (average term for the debt is of 15.5 years). On December 31, 2015, the outstanding balance for the contracts was of R$ 6.1 billion.

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(c) Caixa Econômica Federal: Eletronuclear signed with Caixa Econômica Federal, in 2013, finance contract for the amount of R$ 3.8 billion, to acquire imported equipment and pay offshore services in connection with the construction of the Thermal Nuclear Plants of Angra 3. However, the contract came in force only in 2015, when the negotiations with the Federal Union were finished so that it would provide guarantees for Eletronuclear against the posting of counter-collateral. As counter-collateral, Eletronuclear pledges to the Union receivables for the ventures of Angra 1 and Angra 2. The contract has a fixed interest rate of 6.5% a year, with repayment term of 25 years, and a 5-year grace period. On December 31, 2015, the amount of R$ 1.98 billion had been withdrawn and, on that same date, the outstanding balance was of R$ 2.0 billion.

(d) Banco do Brasil: Furnas, Eletrosul and Chesf together have corporate financing from Banco do Brasil that on December 31, 2015 had an outstanding balance of R$ 2.0 billion. These financing operations mature between February 2018 and December 2023 and the cost is linked to CDI plus spread varying between between 1% a.a. and 2.12% a.a.

Financing obtained by Eletrobras is split into contracts with guarantees and without guarantees. When guaranteed, the collateral modalities used are (i) corporate guarantee; (ii) guarantee posted by the Federal Union, with post of counter-collaterals; or (iii) real guarantee (in particular, fiduciary cession of credit rights or pledge of receivables).

Financing contracted from CAF, JBIC, BNP/CDB, and bonuses issued offshore do not feature guarantees and, on December 31, 2015, hand a total debit balance of R$ 13.3 billion;

In their turn, financing from EXIM Bank, KfW, and the World Bank received guarantee from the Federal Union and, on December 31, 2015, had a total outstanding balance of R$ 1.3 billion.

Additionally the guarantee provided by the Federal Union for the Eletrobras Holding contracts signed with BB/CEF and BNDES have, as counter-collateral for the Federal Union, pledge of receivables in connection with financing Contracts signed with Itaipú.

The same occurs, as per the above set out, with the contract signed between Eletronuclerar and Caixa Econômica Federal. In this contract, the Federal Union is the guarantor and, as counter-collateral, Eletronuclear pledged receivables in connection with the sale of energy generated by the thermal nuclear plants of Angra 1 and Angra 2.

Finally, contracts signed by controlled companies Chesf and Eletronorte with BNDES, in addition to the Eletrobras corporate guarantee, have an additional guarantees based on the fiduciary cession of receivables for the Annual Generation Revenue – RAG that Chesf is entitled due to the availability of the Physical Guarantee and the Power of the hydroelectric plants of Luiz Gonzaga (Itaparica), Boa Esperança (Castelo Branco) and Xingó, and based on the fiduciary cession of credit rights stemming from the Electric Energy Purchase and Sale Contract (Contrato de Compra e Venda de Energia Elétrica – CCVE) no. DEL-1327, signed in the Free Environment, between Eletronorte and BHP Billiton Metais S/A, for Eletronorte. On December 31, 2015, these contracts had a total debit balance of approximately R$ 835 million.

Guarantees provided by Eletrobras

Guarantees within the scope of the ANEEL Auctions

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Eletrobras Companies were successful in a number of ANEEL auctions held in recent years, and, consequently, will be responsible for the execution of projects in the areas of generation and transmission, individually or in partnerships signed through specific purpose entities – SPEs in which they are part, in their majority with shareholding interests of up to 49% (forty-nine percent).

Therefore, in order to define the financing structure for said project, SPEs negotiated financing operations with the Banco Nacional de Desenvolvimento Econômico e Social – BNDES, for which Eletrobras granted corporate guarantees, limited to the pro rata participation of its subsidiaries in the equity capital of SPEs.

These financing operations are inserted within the logic of “Project Finance”, through which receivables stemming from the project itself are capable of guaranteeing the debt.

However, given that during the construction period these receivables cannot be realized, financing entities required a corporate guarantee throughout this stage, with this guarantee being released until each SPE is capable of showing that receivables stemming from the operation of the ventures are capable of withstanding the financing amortization flow.

This means that, in practical terms, SPEs presented as guarantee for the financing: (i) corporate guarantees from partners for the construction period, on a pro rata basis based on the respective share of the company’s equity capital; (ii) cession of project receivables; (iii) shares or representative quotas of the venture company’s equity capital, belonging to the partners.

The table below shows the guarantees granted to the Eletrobras subsidiaries and SPEs in which Eletrobras companies have shareholding interests, for ventures in construction stage, as raised on December 31, 2015:

Eletrobras Company	Venture	Financing Bank	Share of Controlled (%)	Financing Amount (Quota Part of Controlled) (R$ thousand)	Debit Balance on 31/12/2015 (R$ thou)	Guarantee end date
Eletrobras (holding)	Norte Energia	BNDES	15.00%	R$ 2,025,000.00	R$ 2,095,590.34	15/01/2042
Eletrobras (holding)	Norte Energia	CEF	15.00%	R$ 1,050,000.00	R$ 1,105,927.38	15/01/2042
Eletrobras (holding)	Norte Energia	BTG Pactual	15.00%	R$ 300,000.00	R$ 315,979.31	15/01/2042
Eletrobras (holding)	Norte Energia	Garantia de Fiel Cumprimento de Contrato	15.00%	R$ 156,889.45	R$ 94,139.67	30/04/2019
Eletrobras (holding)	Rouar	CAF	50.00%	R$ 38,805.21	R$ 38,805.21	30/09/2017
Eletrobras (holding)	Mangue Seco 2	BNB	49.00%	R$ 40,950.85	R$ 37,846.21	14/10/2031
Eletrosul	ESBR	BNDES	20.00%	R$ 727,000.00	R$ 896,663.96	15/08/2034
Eletrosul	ESBR	BNDES	20.00%	R$ 232,500.00	R$ 236,519.93	15/01/2035
Eletrosul	ESBR	BNDES PASS-THROUGH	20.00%	R$ 717,000.00	R$ 905,293.51	15/08/2034
Eletrosul	ESBR	BNDES PASS-THROUGH	20.00%	R$ 232,500.00	R$ 238,070.01	15/01/2035
Eletrosul	Cerro Chato I, II e III	Banco do Brasil	100.00%	R$ 223,418.70	R$ 128,307.95	15/07/2020
Eletrosul	RS Energia	BNDES	100.00%	R$ 126,220.60	R$ 65,321.48	15/06/2021
Eletrosul	Artemis Transmissora de Energia	BNDES	100.00%	R$ 170,029.00	R$ 45,416.10	15/10/2018
Eletrosul	Porto Velho Transmissora de Energia	BNDES	100.00%	R$ 283,410.90	R$ 258,645.21	15/08/2028
Eletrosul	UHE Mauá	BNDES	49.00%	R$ 182,416.91	R$ 148,872.17	15/01/2028

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Eletrosul	UHE Mauá	BNDES/Banco do Brasil	49.00%	R$ 182,416.91	R$ 148,891.75	15/01/2028
Eletrosul	UHE Passo de São João	BNDES	100.00%	R$ 183,329.95	R$ 139,178.02	15/07/2026
Eletrosul	SC Energia	BNDES/Banco do Brasil	100.00%	R$ 50,000.00	R$ 17,297.15	15/05/2019
Eletrosul	SC Energia	BNDES/BDRE	100.00%	R$ 50,000.00	R$ 17,246.73	15/05/2019
Eletrosul	SC Energia	BNDES	100.00%	R$ 103,179.75	R$ 34,555.34	15/05/2019
Eletrosul	SC Energia	BNDES	100.00%	R$ 67,017.18	R$ 29,945.81	15/03/2021
Eletrosul	UHE São Domingos	BNDES	100.00%	R$ 207,000.00	R$ 185,736.85	15/06/2028
Eletrosul	RS Energia	BNDES	100.00%	R$ 41,898.00	R$ 31,249.33	15/03/2027
Eletrosul	RS Energia	BNDES	100.00%	R$ 9,413.38	R$ 8,269.86	15/08/2027
Eletrosul	RS Energia	BNDES	100.00%	R$ 12,000.00	R$ 6,798.69	15/08/2027
Eletrosul	UHE Passo de São João	BNDES	100.00%	R$ 14,750.00	R$ 11,502.33	15/07/2026
Eletrosul	Projetos Corporativos Eletrosul	Banco do Brasil	100.00%	R$ 250,000.00	R$ 223,702.41	15/11/2023
Eletrosul	Teles Pires	BNDES	24.50%	R$ 296,940.00	R$ 339,514.94	15/02/2036
Eletrosul	Teles Pires	BNDES/Banco do Brasil	24.50%	R$ 294,000.00	R$ 338,345.79	15/02/2036
Eletrosul	Teles Pires	Issuance of debentures	24.50%	R$ 160,680.00	R$ 211,162.07	30/05/2032
Eletrosul	Livramento Holding	BNDES	49.00%	R$ 91,942.62	R$ 75,244.13	15/06/2030
Eletrosul	Chuí Holding	BNDES	49.00%	R$ 186,082.40	R$ 188,903.17	15/12/2031
Eletrosul	Transmissora Sul Brasileira de Energia S.A.	BNDES	80.00%	R$ 209,974.15	R$ 194,084.65	15/07/2028
Eletrosul	Transmissora Sul Brasileira de Energia S.A.	Issuance of debentures	80.00%	R$ 62,040.00	R$ 76,152.38	15/09/2026
Eletrosul	Costa Oeste Transmissora de Energia S.A.	BNDES	49.00%	R$ 17,846.00	R$ 16,197.61	01/11/2022
Eletrosul	Santa Vitória do Palmar Holding S.A.	BNDES	49.00%	R$ 197,950.20	R$ 211,335.46	16/06/2031
Eletrosul	Santa Vitória do Palmar Holding S.A.	BRDE	49.00%	R$ 98,000.49	R$ 107,020.68	16/06/2031
Eletrosul	Transmissora Sul Litorânea do Brasil	BNDES	51.00%	R$ 252,108.18	R$ 247,484.88	15/02/2029
Eletrosul	Complexo São Bernardo	KfW	100.00%	R$ 29,854.43	R$ 56,503,07	30/12/2038
Eletrosul	Complexo São Bernardo	KfW	100.00%	R$ 136,063.86	R$ 195,297.79	30/12/2042
Eletrosul	Eólica Hermenegildo I S/A	Issuance of debentures	99.99%	R$ 79,100.00	R$ 81,751.41	18/01/2016
Eletrosul	Eólica Hermenegildo I S/A	Issuance of debentures	99.99%	R$ 32,000.00	R$ 33,072.63	18/01/2016
Eletrosul	Eólica Hermenegildo II S/A	Issuance of debentures	99.99%	R$ 79,100.00	R$ 81,751.41	18/01/2016
Eletrosul	Eólica Hermenegildo II S/A	Issuance of debentures	99.99%	R$ 17,100.00	R$ 17,673.19	18/01/2016
Eletrosul	Eólica Hermenegildo III S/A	Issuance of debentures	99.99%	R$ 66,800.00	R$ 69,039.12	18/01/2016
Eletrosul	Eólica Hermenegildo III S/A	Issuance of debentures	99.99%	R$ 21,500.00	R$ 22,220.67	18/01/2016
Eletrosul	Eólica Chuí IX S/A	Issuance of debentures	99.99%	R$ 25,000.00	R$ 25,792.82	18/01/2016
Eletrosul	Eólica Chuí IX S/A	Issuance of debentures	99.99%	R$ 11,000.00	R$ 11,368.72	18/01/2016
Eletrosul	Complexo Eólico Livramento - Entorno II	CEF	100.00%	R$ 200,000.00	R$ 213,129.54	07/08/2017
Eletrosul	Projetos Corporativos Eletrosul 2	BTG Pactual	100.00%	R$ 200,000.00	R$ 209,135.35	06/03/2016
Eletronorte	São Luis II e III	BNDES	100.00%	R$ 13,652.72	R$ 8,726.86	15/11/2024
Eletronorte	Miranda II	BNDES	100.00%	R$ 47,531.00	R$ 23,596.04	15/11/2024
Eletronorte	Ribeiro Gonç./Balsas	BNB	100.00%	R$ 70,000.00	R$ 60,277.78	03/06/2031
Eletronorte	Lechuga/J. Teixeira	BASA	100.00%	R$ 25,719.81	R$ 21,178.79	10/01/2029

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Eletronorte	UHE Tucuruí	BNDES	100.00%	R$ 931,000.00	R$ 76,579.70	15/09/2016
Eletronorte	Substação Nobres	BNDES	100.00%	R$ 10,000.00	R$ 7,256.48	15/03/2028
Eletronorte	Subestação Miramar/Tucuruí	BNDES	100.00%	R$ 31,000.00	R$ 23,760.34	15/08/2028
Eletronorte	Ampliação da Subestação Lechuga	BNDES	100.00%	R$ 35,011.00	R$ 27,061.17	15/10/2028
Eletronorte	Norte Brasil Transmissora	BNDES	49.00%	R$ 514,500.00	R$ 486,790.26	15/12/2029
Eletronorte	Norte Brasil Transmissora	Issuance of debentures	49.00%	R$ 98,000.00	R$ 128,811.34	15/09/2026
Eletronorte	Linha Verde Transmissora	BASA	100.00%	R$ 185,000.00	R$ 196,577.49	10/11/2032
Eletronorte	Manaus Transmissora	BNDES	30.00%	R$ 120,300.00	R$ 104,314.99	15/12/2026
Eletronorte	Estação Transmissora de Energia	BNDES	100.00%	R$ 505,477.00	R$ 440,301.85	15/11/2028
Eletronorte	Estação Transmissora de Energia	BASA	100.00%	R$ 221,789.00	R$ 225,224.55	10/07/2031
Eletronorte	Estação Transmissora de Energia	BASA	100.00%	R$ 221,789.00	R$ 219,802.71	15/10/2030
Eletronorte	Rio Branco Transmissora	BNDES	100.00%	R$ 138,000.00	R$ 118,354.64	15/03/2027
Eletronorte	Transmissora Matogrossense Energia	BASA	49.00%	R$ 39,200.00	R$ 39,819.00	01/02/2029
Eletronorte	Transmissora Matogrossense Energia	BNDES	49.00%	R$ 42,777.00	R$ 32,073.39	15/05/2026
Eletronorte	Rei dos Ventos 1 Eolo	BNDES	24.50%	R$ 30,851.14	R$ 30,851.14	31/12/2016
Eletronorte	Brasventos Miassaba 3	BNDES	24.50%	R$ 30,984.42	R$ 30,984.42	31/12/2016
Eletronorte	Rei dos Ventos 3	BNDES	24.50%	R$ 32,532.82	R$ 32,532.82	31/12/2016
Eletronorte	Belo Monte Transmissora de Energia S. A.	Itau BBA	24.50%	R$ 49,735.00	R$ 57,237.09	18/06/2016
Eletronorte	Belo Monte Transmissora de Energia S. A.	Santander	24.50%	R$ 49,000.00	R$ 55,673.84	18/06/2016
Eletronorte	Norte Energia	BNDES	19.98%	R$ 2,697,300.00	R$ 2,791,326.33	15/01/2042
Eletronorte	Norte Energia	CEF	19.98%	R$ 1,398,600.00	R$ 1,473,095.26	15/01/2042
Eletronorte	Norte Energia	BTG Pactual	19.98%	R$ 399,600.00	R$ 420,884.44	15/01/2042
Eletronorte	Belo Monte Transmissora de Energia S. A.	State Grid Brazil S.A.	100.00%	R$ 294,700.00	R$ 135,828.00	28/07/2029
Eletronorte	Implantação do PAR e PMIS	BNDES	100.00%	R$ 743,382.00	R$ 357,911.82	15/12/2023
Eletronuclear	Angra III	BNDES	100.00%	R$ 6,146,256.00	R$ 3,203,974.31	15/06/2036
Chesf	ESBR	BNDES	20.00%	R$ 727,000.00	R$ 896,663.96	15/08/2034
Chesf	ESBR	BNDES	20.00%	R$ 232,500.00	R$ 236,519.93	15/01/2035
Chesf	ESBR	BNDES PASS-THROUGH	20.00%	R$ 717,000.00	R$ 905,293.51	15/08/2034
Chesf	ESBR	BNDES PASS-THROUGH	20.00%	R$ 232,500.00	R$ 238,070.01	15/01/2035
Chesf	Manaus Transmissora	BNDES	19.50%	R$ 78,195.00	R$ 67,539.85	15/12/2026
Chesf	Norte Energia	BNDES	15.00%	R$ 2,025,000.00	R$ 2,095,590.34	15/01/2042
Chesf	Norte Energia	CEF	15.00%	R$ 1,050,000.00	R$ 1,105,927.38	15/01/2042
Chesf	Norte Energia	BTG Pactual	15.00%	R$ 300,000.00	R$ 315,979.31	15/01/2042
Chesf	IE Madeira	BASA	24.50%	R$ 65,415.00	R$ 76,320.62	10/07/2032
Chesf	IE Madeira	BNDES	24.50%	R$ 455,504.00	R$ 404,195.51	15/02/2030
Chesf	IE Madeira	Issuance of debentures	24.50%	R$ 85,750.00	R$ 115,625.89	18/03/2025
Chesf	Projetos Corporativos Chesf 1	Banco do Brasil	100.00%	R$ 500,000.00	R$ 385,091.54	28/09/2018
Chesf	Projetos Corporativos Chesf 2	CEF	100.00%	R$ 400,000.00	R$ 354,678.00	27/02/2019
Chesf	IE Garanhuns s/a	BNDES	49.00%	R$ 175,145.60	R$ 168,030.11	15/12/2028
Chesf	Projetos Corporativos Chesf 3	BNDES	100.00%	R$ 727,560.00	R$ 282,223.00	15/11/2023
Chesf	Projetos Corporativos Chesf 4	BNDES	100.00%	R$ 475,454.00	R$ 194,825.00	15/11/2023
Furnas	UHE Batalha	BNDES	100.00%	R$ 224,000.00	R$ 165,314.40	15/12/2025

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Furnas	UHE Simplício	BNDES	100.00%	R$ 1,034,410.40	R$ 705,108.24	15/07/2026
Furnas	UHE Baguari	BNDES	100.00%	R$ 60,153.40	R$ 39,726.38	15/07/2026
Furnas	Financiamento Corporativo Furnas	Banco do Brasil	100.00%	R$ 750,000.00	R$ 758,921.87	31/10/2018
Furnas	Rolagem BASA 2008	Banco do Brasil	100.00%	R$ 208,311.67	R$ 211,777.30	07/02/2018
Furnas	Projetos de Inovação	FINEP	100.00%	R$ 268,503.40	R$ 163,879.73	15/11/2023
Furnas	Financiamento corporativo	Banco do Brasil	100.00%	R$ 400,000.00	R$ 430,917.94	06/12/2023
Furnas	UHE Santo Antônio	BNDES	39.00%	R$ 1,594,158.62	R$ 1,968,314.94	15/03/2034
Furnas	UHE Santo Antônio	BNDES	39.00%	R$ 1,574,658.62	R$ 2,033,066.05	15/03/2034
Furnas	UHE Santo Antônio	BASA	39.00%	R$ 196,333.99	R$ 247,101.80	15/12/2030
Furnas	UHE Santo Antônio	Issuance of debentures	39.00%	R$ 163,800.00	R$ 204,398.25	24/01/2023
Furnas	UHE Santo Antônio	Issuance of debentures	39.00%	R$ 273,000.00	R$ 318,042.22	01/03/2024
Furnas	UHE Foz do Chapecó	BNDES	40.00%	R$ 435,508.00	R$ 405,692.20	15/09/2027
Furnas	UHE Foz do Chapecó	BNDES	40.00%	R$ 217,754.00	R$ 205,308.16	15/09/2027
Furnas	UHE Foz do Chapecó	BNDES	40.00%	R$ 4,008.96	R$ 3,083.17	15/09/2027
Furnas	Centroeste de Minas	BNDES	49.00%	R$ 13,826.74	R$ 10,923.75	15/04/2023
Furnas	Serra do Facão	BNDES	49.47%	R$ 257,263.29	R$ 218,804.04	15/06/2027
Furnas	Goiás Transmissão	BNDES	49.00%	R$ 49,000.00	R$ 49,372.47	01/12/2031
Furnas	Goiás Transmissão	BNDES	49.00%	R$ 64,435.00	R$ 58,976.82	15/01/2027
Furnas	MGE	BNDES	49.00%	R$ 58,359.00	R$ 49,163.43	15/01/2027
Furnas	Transenergia São Paulo	BNDES	49.00%	R$ 9,212.00	R$ 8,640.59	15/12/2028
Furnas	Rei dos Ventos 1 Eolo	BNDES	24.50%	R$ 30,851.14	R$ 28,234.82	15/10/2029
Furnas	Brasventos Miassaba 3	BNDES	24.50%	R$ 30,984.42	R$ 28,425.31	15/10/2029
Furnas	Rei dos Ventos 3	BNDES	24.50%	R$ 32,532.82	R$ 29,756.64	15/10/2029
Furnas	IE Madeira	BASA	24.50%	R$ 65,415.00	R$ 76,320.62	10/07/2032
Furnas	IE Madeira	BNDES	24.50%	R$ 455,504.00	R$ 404,195.51	15/02/2030
Furnas	IE Madeira	Issuance of debentures	24.50%	R$ 85,750.00	R$ 115,625.89	18/03/2025
Furnas	Teles Pires	BNDES	24.50%	R$ 296,940.00	R$ 339,514.94	15/02/2036
Furnas	Teles Pires	BNDES	24.50%	R$ 294,000.00	R$ 338,345.79	15/02/2036
Furnas	Teles Pires	Issuance of debentures	24.50%	R$ 160,680.00	R$ 211,162.07	31/05/2032
Furnas	Caldas Novas Transmissão	BNDES	49.90%	R$ 2,418.15	R$ 2,033.44	15/05/2023
Furnas	Caldas Novas Transmissão	BNDES	49.90%	R$ 5,535.91	R$ 4,997.02	15/03/2028
Furnas	Belo Monte Transmissora de Energia S. A.	State Grid Brazil S.A.	100.00%	R$ 294,700.00	R$ 139,274.28	28/07/2029
Furnas	Mata de Santa Genebra	Issuance of debentures	49.90%	R$ 234,031.00	R$ 234,031.00	12/03/2016
CEPISA	CEPISA Amazonas	CEF	100.00%	R$ 94,906.44	R$ 50,146.11	30/08/2016
	Total			R$43.753.886,57	R$39.419.932,13

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Other guarantees not linked to projects

Eletrobras company	Venture	Financing Bank	Share of Subsidiary (%)	Financing Amount (Subsidiary share) (R$ thousands)	Outstanding Balance on 31/12/2015	Guarantee expiry date
Amazonas Energia	Amazonas	Debt Confession - Petrobras/BR	100.00%	R$ 2,405,978.72	R$ 2,297,399.87	30/01/2025
Eletroacre	Eletroacre	Debt Confession - Petrobras/BR	100.00%	R$ 91,774.45	R$ 87,568.12	30/01/2025
CERON	Boa Vista	Debt Confession - Petrobras/BR	100.00%	R$ 19,320.40	R$ 17,664.89	31/12/2024
	Total			R$ 2,517,073.57	R$ 2,402,632.88

(ii)      Other long-term relations with financial institutions

On December 31, 2015, Eletrobras had no other relevant long-term relations with financial institutions other than the ones informed in the previous item.

(iii)     Degree of subordination among debts

Eletrobras are guaranteed by the Federal Union, by way of real guarantees (notably pledge of receivables) or have no guarantee whatsoever. Eletrobras subsidiaries guarantees are provided largely by Eletrobras, through bond or Aval, with also cases of provision of real guarantees on bonds representing the equity capital of SPEs and/or receivables.

Considering the total amount of the current and noncurrent liability of the Company, the amount of R$93.1 billion corresponded to the obligation of unsecured nature on December 31, 2015 (as compared to R$ 78.1 billion on December 31, 2014 and R$ 72.5 billion on December 31, 2013). In its turn, the amount of R$14.8 billion corresponded to guaranteed obligations through real rights on December 31, 2015 (as compared to R$9.7 billion on December 31, 2014 and R$4.5 billion on December 31, 2013).

Among the debts guaranteed by the Union, in two of them, the Banking Credit Note signed with BNDES for the amount of R$ 2.5 billion and the Banking Credit Notes signed with Banco de Brasil and Caixa Econômica Federal, for the amount of R$ 6.5 billion, Eletrobras presents as counter-collateral to the Union, the pledge of credits receivable from Financing Contracts signed between Eletrobras and Itaipu.

 (iv)    Contractual Constraints

Eletrobras as debtor

Loan and financing contacts signed by Eletrobras, as well the international bonus issued by the Company, were performed in accordance with the practices adopted on the international market for operations of this type. Obligations taken on (“covenants”) are those usually found in contracts with companies with the same type of credit risk when they were contracted.

For contracts type “A/B loan”, for international bonus, for syndicated loan between CAF and comercial banks, Eletrobras is subject to the clauses usually practiced by the market, among which we highlight: the existence of corporate guarantees, requirements for changes in shareholding control, obligation for timely delivery of the Complete Financial Statements in accordance with Brazilian legislation, compliance with licences and authorizations needed and constraints on the sales of significant assets.

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In fiscal year ended on December 31, 2015, Eletrobras complied with all covenants to which it was subject due to financing contracts signed as the debtor party.

Eletrobras as the guarantor

As mentioned above, Eletrobras is the guarantor and co-signor in financing operations for both corporate ventures for companies in its subsidiairies as well as SPEs, in which Eletrobras has shareholding interest. In four contracts, there are specific covenants applicable to the guarantor, to wit:

  Furnas (Baguari hydroelectric power plant) - Financing contract signed with BNDES, for the nominal amount of R$ 224 million, in which Eletrobras is the guarantor for Furnas (main debtor), and contains an obligation that Eletrobras complied, every quarter, with a minimum capitalization index (corresponding to the ratio between its Net Equity and its Total Assets) of 0.3.

  Furnas (Batalha hydroelectric power plant) - Financing contract signed with BNDES, for the nominal amount of R$ 60,1 million, in which Eletrobras is the guarantor for Furnas (main debtor) and contains an obligation that Eletrobras complied, every quarter, with a minimum capitalization index (corresponding to the ratio between its Net Equity and its Total Assets) of 0.3.

  Centroeste de Minas S.A. (SPE) – Financing contract signed with BNDES, for the amount of R$ 28.7 million, in which Eletrobras is the guarantor on a pro rata basis for the shareholding interest held by Furnas in the SPE (49%). This contract contains an obligation that Eletrobras complied, every quarter, with a minimum capitalization index (corresponding to the ratio between its Net Equity and its Total Assets) of 0.3.

  Teles Pires Participações S.A. (SPE): First private issuance of debentures, for the amount of R$ 650 million, in which Eletrobras is the guarantor on a pro rata basis for the shareholding interest held by Furnas and Eletrosul in the SPE (49%) and FI-FGTS is the only debenture holder. The issuance document includes an obligation by Eletrobras to maintain, during the term of the debentures, (i) a ratio between Net Debt and EBITDA equal to or lower than 4.0 (four), calculated on a quarterly basis; and (ii) the ratio between EBITDA and the Financial Result equal to or higher than 2 (dois), calculated on a quarterly basis.

For the fiscal year ended on December 31, 2015, noncompliance with the financial covenants determined in the first of the venture issuance by Teles Pires Participações S.A. was observed. This lack of compliance is described in the instruments that regulate the issuance as a hypothesis for non-automatic advance maturation of the debt. After the Company’s explanations in terms of the negotiations undertaken to settle this situation, including through reinforcements posted by Eletrobras, the “Fundo de Investimento do Fundo de Garantia do Tempo de Serviço” - FI-FGTS, the only debeture holder within the scope of said issuance, deliberated in March 29, 2016 the suspension of the declaration of accelerated maturity of the debt for 180 (one hundred and eighty) days. If this time runs out and the situation remains pending settlement, FI-FGTS shall manifest its position with respect to accelerated maturity of the debt.

g) limits for deployment of existing financing and percentage of use

For the loan raised from the World Bank – BIRD, for the amount of USD 495.0 million, co-signed by the Union, signed on 24 February 2011. The funds will be used in financing “Projeto Energia +” with the objective of improving the operational and commercial quality of Eletrobras distribution companies, until December 31, 2015 disbursements of USD 222 million had been made within the scope of this operation, corresponding to 44.85% of the total contracted.

TEXT_SP 10551067v1 10346/1 TEXT_SP 9435376v2 10346/1

On 28 June 2013, Eletronuclear signed a financing contract with Caixa Econômica Federal, for the amount of R$ 3.8 billion, whose funds will be applied in acquiring imported materials and services for the Angra 3 Plant. The contract, guaranteed by the Union, has the following conditions: interest of 6.5% a.a. and a 25-year (twenty-five) term, with a 5-year (five) grace period, starting on the date of signature. On December 31, 2015, the amount of R$ 2.0 billion had already been withdrawn and, on the same date, this amount also corresponded to the debit balance for the contract.

h) significant changes in each item of the financial statements

Eletrobras financial statements were drafted and are published in according with accounting practices adopted in Brazil, compliant with Brazilian Corporate Law, and are aligned with the disposition of Law of Corporations – Law no. 6404/1976 and its posterior amendments, addressing the Statements issued by the Accounting Statements Committee (Comitê de Pronunciamentos Contábeis - “CPC”), decisions of the Federal Accounting Council (Conselho Federal de Contabilidade - “CFC”), as well as applicable regulation from the Securities Exchange Commission (Comissão de Valores Mobiliários - “CVM”) and the National Electric Energy Agency (Agência Nacional de Energia Elétrica - “ANEEL”).

Eletrobras consolidated financial statements are published in thousands of reais, except where expressly indicated otherwise, and are aligned with the International Financial Reporting Standards (“IFRS(s)”).

Eletrobras Financial statements include:

▪  The consolidated Financial Statements, drafted based on the IFRSs published by the International Accounting Standards Board - IASB and the accounting practices currently adopted in Brazil, identified as Consolidated - IFRS and BR GAAP; and

▪  The individual Financial Statements of the controller drafted in compliance with the accounting practices currently adopted in Brazil, identified as Controller - BR GAAP.

Accounting practices currently adopted in Brazil comprise those included in the Brazilian corporate legislation as well as Statements, Guidance and Interpretation issued by CPC and CVM and CFC.

The other effects of the adoption of the IFRSs and of the new statements issued by CPC can be consulted in item 10.4 of the Reference Template.

Fiscal year ended on December 31, 2013

With respect to the fiscal year ended on December 31, 2013, Eletrobras changed the form of showing it segments, in order to better illustrate the operations in each segment and better reflect the way in which it manages its business. In the terms of the new segment reporting structure, Eletrobras continues to segment its main operations in the Brazilian energy generation, transmission and distribution markets. However, the Company will no longer offset balances of operations between segments. This is a change with respect to the previous fiscal years, in which the balances of segments were presented net of the offsetting performed between them.

The Company management has revised the calculation for the adjustment to present value of the merchant leases for the assets of the independent energy producers, having energy supply contracts with the subsidiary Amazonas Energia, and identified inaccuracies to be corrected retrospectively, as foreseen by Technical Statement CPC 23 – Accounting Policies, Changes in Estimates and Error Correction. So, the figures in connection with fiscal years ended on December 31, 2013 and on January 1, 2013, shown for comparison purposes, are being published again. In this way, for the purpose of ensuring comparability, figures in connection with the fiscal year ended on December 31, 2013 found in this item 10 have been adjusted based on the effects described above.

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In 2012, the Federal Government published Provisional Measure no. 579/2012, converted into Law no. 12,783/2013, that significantly changed the Brazilian power sector. The Law allowed holders of concessions to operate energy generation and transmission assets, with expiry scheduled for the period between 2015 and 2017, to renew said concessions for a maximum period of 30 years counted from 1st January 2013, but subject to materially lower tariff levels. In 2013, there was a change in the revenue structure in so far as concerns the renewed generation and transmission concessions, establishing the separation of methods for exploration and operation, and maintenance, in the terms of Law no. 12,783/2013.

For these reasons, companies that renewed their generation and transmission concessions in the terms of Law no. 12,783/2013 received, in 2013, payment of lower terrace with respect to the renewed assets, as compared to the amounts received before the enactment of Law no. 12,783/2013. In renewing generation concessions, there is a new business model, in which the tariff covers only the standard operating and maintenance costs plus a margin of 10%, as compared to the non-renewed concessions, in which the concession holder could sell the energy generated.

Fiscal year ended on December 31, 2014

Finally, in order to better disclose its financial statements for fiscal year ended on December 31, 2014, Eletrobras reclassified certain items in its P&L statements, with reflexes on the comparative information in connection with fiscal year ended on December 31, 2013. Due to this reclassification, Eletrobras started to show its direct costs in specific field in the P&L statement, thereby comprising the gross profit.

Fiscal year ended on December 31, 2015

In fiscal year 2015, there were no material changes in the disclosure format for Eletrobras financial statements.

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Consolidated balance sheets for December 31, 2015 e 2014:

Centrais Elétricas Brasileiras SA – Eletrobras Consolidated Balance Sheet – IFRS e BR GAAP
(in thousands of Reais)	On 31 December
ASSET	2015	AV%	2014	AV%	2015 x 2014

CURRENT
Cash and cash equivalent	1,393,973	0.93%	1,407,078	0.97%	-0.93%
Restrained cash	647,433	0.43%	1,743,525	1.21%	-62.87%
Bonds and securities	6,842,774	4.57%	3,730,345	2.58%	83.44%
Customers	4,137,501	2.76%	4,427,216	3.06%	-6.54%
Financial assets - Concessions and Itaipu	965,212	0.64%	3,437,521	2.38%	-71.92%
Financing and Loans	3,187,226	2.13%	2,696,021	1.86%	18.22%
Fuel Consumption Account - CCC	195,966	0.13%	521,964	0.36%	-62.46%
Compensation for shareholding interests	309,360	0.21%	289,574	0.20%	6.83%
Taxes to recover	716,651	0.48%	900,431	0.62%	-20.41%
Income Tax and Social Contribution	1,475,598	0.99%	762,726	0.53%	93.46%
Reimbursement Entitlements	2,265,242	1.51%	3,673,639	2.54%	-38.34%
Inventory	631,669	0.42%	512,614	0.35%	23.23%
Nuclear fuel stocks	402,453	0.27%	340,319	0.24%	18.26%
Indemnities - Law no. 12,783/2013	0	0.00%	3,738,295	2.58%	-100.00%
Derivative financial instruments	21,307	0.01%	124,635	0.09%	-82.90%
Others	195,830	0.13%	0	0.00%	n/d
Cash and cash equivalent	4,623,785	3.09%	0	0.00%	n/d
Restrained cash	1,425,416	0.95%	2,245,290	1.55%	-36.52%
TOTAL CURRENT	29,437,396	19.67%	30,551,193	21.12%	-3.65%

NON-CURRENT
LONG-TERM REALIZABLE
Reimbursement Entitlements	8,238,140	5.51%	6,129,423	4.24%	34.40%
Financing and Loans	14,400,394	9.62%	11,988,543	8.29%	20.12%
Customers	1,833,457	1.23%	1,743,504	1.21%	5.16%
Bonds and securities	194,990	0.13%	224,734	0.16%	-13.24%
Nuclear fuel stocks	578,425	0.39%	661,489	0.46%	-12.56%
Taxes to recover	2,623,186	1.75%	2,538,131	1.75%	3.35%
Income Tax and Social Contribution	3,067,591	2.05%	2,467,631	1.71%	24.31%
Escrow deposits	5,079,707	3.39%	3,808,155	2.63%	33.39%
Fuel Consumption Account - CCC	13,331	0.01%	3,944	0.00%	238.01%
Financial assets - Concessions and Itaipu	28,416,433	18.99%	28,969,262	20.03%	-1.91%
Derivative financial instruments	25,004	0.02%	135,276	0.09%	-81.52%
Advances for future equity capital increases	1,215,532	0.81%	1,140,633	0.79%	6.57%
Indemnities - Law no. 12,783/2013	0	0.00%	595,445	0.41%	-100.00%
Hydrology Risk	598,160	0.40%	0	0.00%	n/d
Others	1,487,335	0.99%	1,070,214	0.74%	38.98%
Total Long-term Realizable	67,771,686	45.29%	61,476,384	42.51%	10.24%

INVESTMENTS

Assessed at Equity Equivalence	20,777,270	13.88%	18,700,146	12.93%	11.11%
Maintained at Fair Value	1,177,260	0.79%	1,370,371	0.95%	-14.09%
	21,954,530	14.67%	20,070,517	13.88%	9.39%

Permanent	29,546,645	19.74%	31,168,232	21.55%	-5.20%
Intangible	935,151	0.62%	1,365,371	0.94%	-31.51%

TOTAL NON-CURRENT ASSET	120,208,012	80.33%	114,080,504	78.88%	5.37%

TOTAL ASSET	149,645,408	100.00%	144,631,697	100.00%	3.47%

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Centrais Elétricas Brasileiras SA – Eletrobras Consolidated Balance Sheet - IFRS and BR GAAP (in thousands of Reais)
	On 31 December
NET EQUITY AND LIABILITY	2015	AV%	2014	AV%	2015 x 2014

CURRENT
Financing and Loans	4,224,448	2.82%	4,931,531	3.41%	-14.34%
Debentures	357,226	0.24%	325,732	0.23%	9.67%
Compulsory loan	57,630	0.04%	50,215	0.03%	14.77%
Suppliers	10,128,507	6.76%	7,489,134	5.18%	35.24%
Advances from customers	648,236	0.43%	501,572	0.35%	29.24%
Taxes owed	1,556,578	1.04%	1,168,168	0.81%	33.25%
Income Tax and Social Contribution	581,344	0.39%	18,138	0.01%	3,105.12%
Fuel Consumption Account - CCC	0	0.00%	301,471	0,21%	n/d
Shareholder compensation	84,076	0.06%	64,402	0,04%	30,55%
National Treasury Credits	1,018,788	0.68%	1,174,679	0,81%	-13,27%
Estimated obligations	396,208	0.26%	702,728	0,49%	-43,62%
Refund obligations	114,861	0.08%	258,898	0,18%	-55,63%
Post-employment benefit	590,725	0.39%	32,082	0,02%	1.741,30%
Contingency provisions	695,400	0.46%	930,297	0,64%	-25,25%
Sector charges	132,972	0.09%	74,507	0,05%	78,47%
Merchant lease	3,920	0.00%	3,645	0,00%	7,54%
Concessions payable – Use of the Public goods	20,608	0.01%	26,573	0.02%	-22.45%
Liabilities linked directly to non-current assets classified as maintained for sale	5,575,009	3.73%	0	0.00%	n/d
Others	1,913,107	1.28%	1,230,236	0.85%	55.51%
Total CURRENT LIABILITY	28,099,643	18.78%	19,284,008	13.33%	45.71%

NON-CURRENT
Financing and Loans	42,173,812	28.18%	34,607,594	23.93%	21.86%
Suppliers	9,449,421	6.31%	10,047,367	6.95%	-5.95%
Debentures	205,248	0.14%	434,191	0.30%	-52.73%
Advances from customers	659,082	0.44%	718,451	0.50%	-8.26%
Compulsory loan	466,005	0.31%	469,459	0.32%	-0.74%
Obligation for disposal of assets	1,201,186	0.80%	1,314,480	0.91%	-8.62%
Operating provisions	0	0.00%	1,100,499	0.76%	n/d
Fuel Consumption Account - CCC	452,948	0.30%	474,770	0.33%	-4.60%
Contingency provisions	13,556,129	9.05%	8,950,364	6.19%	51.46%
Post-employment benefit	1,858,825	1.24%	2,001,268	1.38%	-7.12%
Provision for unsecured liabilities in subsidiaries	257,907	0.17%	97,449	0.07%	164.66%
Onerous contracts	1,489,292	0.99%	1,130,201	0.78%	31.77%
Refund obligations	2,483,378	1.66%	2,529,893	1.75%	-1.84%
Merchant lease	1,119,183	0.75%	1,252,154	0.87%	-10.62%
Concessions payable – Use of the Public goods	59,644	0.04%	59,815	0.04%	-0.29%
Advances for future equity capital increases	219,294	0.15%	193,606	0.13%	13.27%
Derivative financial instruments	78,521	0.05%	70,336	0.05%	11.64%
Sector charges	462,195	0.31%	609,721	0.42%	-24.20%
Taxes owed	900,309	0.60%	837,551	0.58%	7.49%
Income Tax and Social Contribution	1,003,796	0.67%	569,380	0.39%	76.30%
Others	1,710,369	1.14%	1,030,640	0.71%	65.95%
Total NON-CURRENT LIABILITY	79,806,543	53.33%	68,499,189	47.36%	16.51%

NET EQUITY
Equity capital	31,305,331	20.90%	31,305,331	21.64%	0.00%
Capital reserves	26,048,342	17.39%	26,048,342	18.01%	0.00%
Profit reserves	-	0.00%	2,259,039	1.56%	-100.00%
Equity assessment adjustments	39,452	0.03%	42,947	0.03%	-8.14%
Accumulated losses	(12,181,172)	-8.14%	0	0.00%	n/d
Other accumulated encompassing results	(3,113,481)	-2.08%	(3,116,108)	-2.15%	-0.08%
Amounts recognized in ORA and accumulated in net equity related to non-current assets classified as maintained for saçe	(6,458)	0.00%	0	0.00%	n/d
Non-controller shareholder interest	(352,792)	-0.24%	308,949	0.21%	-214.197%

TOTAL NET EQUITY	41,739,222	27.89%	56,848,500	39.31%	-26.58%
TOTAL LIABILITY AND NET EQUITY	149,645,408	100.00%	144,631,697	100.00%	3.47%

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Comparison among equity lines on December 31, 2015 and 2014:

ASSET

CURRENT ASSET

Showed a reduction of 3.65%, going from R$ 30,551,193 thousand on December 31, 2014 to R$ 29,437,396 thousand on December 31, 2015. The main variations were:

Constraind cash

Reduction of 62.87% in constrained cash, from R$ 1,743,525 thousand on December 31, 2014 to R$ 647,433 thousand on December 31, 2015, stemming mainly from the reduction in amounts in connection with the sales of energy from Itaipú and PROINFA.

Bonds and securities

Increase of 83.44%, from R$ 3,730,345 thousand on December 31, 2014 to R$ 6,842,774 thousand on December 31, 2015, resulting mainly from the increase of R$ 2,811,897 thousand in the position held by Eletrobras in LTN bonds under custody at Banco do Brasil, corresponding largely to indemnities received for the renewal of concessions in the terms of Law no. 10,783/2013 throughout 2015.

Financial Asset – Concessions and Itaipu

Reduction of 71.92% in financial asset – concessions and Itaipu, from R$ 3,437,521 thousand on December 31, 2014 to R$ 965,212 thousand on December 31, 2015, resulting mainly from the variation of value in regulatory asset relative to the sale of energy generated by Itaipu, going from R$ 2,387,622 thousand on December 31, 2014 to R$ 371,007 thousand on December 31, 2015, in addition to a difference of R$ 459,567 thousand corresponding to the variation in amounts entered in the Line for Compensation for the Variation of values in Items of “Parcel A” (Compensação de Variação de Valores de Itens da “Parcela A” – CVA).

Income Tax and Social Contribution

Increase of 93.46% in Income Tax and Social Contribution, from R$ 762,726 thousand on December 31, 2014 to R$ 1,475,598 thousand on December 31, 2015, resulting mainly from establishing tax credits during 2015.

Reimbursement entitlements

Reduction of 38.34% in reimbursement entitlements, from R$ 3,673,639 thousand on December 31, 2014 to R$ 2,265,242 thousand on December 31, 2015, resulting mainly from the reduction in asset in relation to reimbursement entitlements (Line CCC) for isolated systems, in addition to a total reduction in the balance for reimbursement entitlements for costs in connection with the generation of nuclear energy.

Indemnities – Law no. 12,783/2013

Elimination of balance from line indemnity collection rights, corresponding to R$ 3,738,295 thousand on December 31, 2014, resulting from reception of full amount of indemnities owed during fiscal year 2015.

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Non-current assets classified as maintained for sale

Entry for an amount of R$ 4,623,785 thousand for Non-current assets classified as maintained for sale, without correspondence on December 31, 2015, corresponding to the full book amount for the investment held by Eletrobras in Celg-D, currently being divested.

NON-CURRENT ASSET

Non-current assets showed an increase of 5.37%, going from R$ 114,080,504 thousand on December 31, 2014 to R$ 120,208,012 thousand on December 31, 2015. The main variations were:

Reimbursement entitlements

Increase of 34.40% in reimbursement entitlements, from R$ 6,129,423 thousand on December 31, 2014 to R$ 8,238,140 thousand on December 31, 2015, resulting mainly from increased credits in connection with line CCC for the isolated system (in particular for Amazonas Energia).

Financing and Loans

Increase of 20.12% in financing and loans, from R$ 11,988,543 thousand on December 31, 2014 to R$ 14,400,394 thousand on December 31, 2015, resulting mainly from the effects of Fx variation on credits in connection with receivables from Itaipu, taking said balance from R$ 10,071,923 thousand to R$ 12,907,368 thousand.

Pledges and linked deposits

Increase of 33.39% in the balance of the pledges and linked deposits account, going from R$ 3,808,155 thousand on December 31, 2014 to R$ 5,079,707 thousand on December 31, 2015, mainly resulting from the increase in requests for deposits and pledges in connection with legal claims.

Reimbursement Funac

Reduction of full amount of balance in line for refund rights from Funac, corresponding to R$ 595,445 thousand on December 31, 2014, stemming from the progress of the process for lien of share held by Eletrobras in Celg-D, with the respective de-consolidation from the Eletrobras financial statements.

Hydrology Risk

Appearance of hydrology risk due to the adverse hydrology conditions faced by Brazil, non existent on December 31, 2014, and corresponding to R$ 598,160 thousand on December 31, 2015.

Investments

Increase of 9.39 % in the balance of investments, going from R$ 20,070,517 thousand on December 31, 2014 to R$ 21,954,530 thousand on December 31, 2015, resulting mainly from increases in paid in capital in SPEs and co-ligated companies to Eletrobras for the amount of R$ 1,582,677 thousand during 2015.

LIABILITY

CURRENT LAIBILITY

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The current liability balance increased in 45.71%, going from R$ 19,284,008 thousand on December 31, 2014 to R$ 28,099,643 thousand on December 31, 2015. The main variations in current assets were the following:

Financing and Loans

Reduction of 14.34% in financing and loans, from R$ 4,931,531 thousand on December 31, 2014 to R$ 4,224,448 thousand on December 31, 2015, resulting mainly from the payment of the installment for the principal of off-shore bonds issued by Eletrobras for the amount of R$ 796,860 thousand.

Suppliers

Item suppliers had an increase of 35.24%, going from R$ 7,489,134 thousand on December 31, 2014 to R$ 10,128,507 thousand on December 31, 2015, resulting mainly from the effects of private debt confession instruments and the respective installment plans signed by subsidiary Amazonas Energia with Petrobras Distribuidora S/A.

Liabilities linked directly to non-current assets classified as maintained for sale

Appearance of liabilities linked directly to non-current assets classified as maintained for sale, corresponding to the liability linked to the investment held by Eletrobras in Celg-D, currently being divested, non-existent on December 31, 2014, corresponding to R$ 5,575,009 thousand on December 31, 2015.

NON-CURRENT LIABILITY

The balance for non-current liability showed an increase of 16.51%, going from R$ 68,499,189 thousand on December 31, 2014 to R$ 79,806.543 thousand on December 31, 2015. The main variations in non-current liability were the following:

Financing and Loans

Financing and Loans increased by 21.86%, going from R$ 34,607,594 thousand on December 31, 2014 to R$ 42,173,812 thousand on December 31, 2015, resulting mainly from the attraction of funds during 2015 from Banco do Brasil, Caixa Econômica Federal and BNDES, as well as the effects of Exchange variation on the outstanding balance of Eletrobras obligations called in US dollars.

Suppliers

Item suppliers had a reduction of 5.95%, going from R$ 10,047,367 thousand on December 31, 2014 to R$ 9,449,421 thousand on December 31, 2015, resulting mainly from the reduction in the Difference Settlement Price (Preço de Liquidação de Diferenças - PLD) during 2015, due to the improved rainfall situation observed during the year.

Operational Provisions

Reduction of full amount of operational provisions, corresponding to R$ 1,100,499 thousand on December 31, 2014, resulting from the reversal of the provision established by Amazonas Energia in connection with a legal dispute related to ICMS, called favorable to the claimant by legal decision.

Provision for contingencies

Increase of 51.46% in contingency provisions, going from R$ 8,950,364 thousand on December 31, 2014 to R$ 13,556,129 thousand on December 31, 2015, resulting mainly from the changes in the Company assessment of losses from possible to probable in lawsuits regarding Compulsory Loans, with the corresponding impact on the establishment of provisions to face said contingencies.

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NET EQUITY

Net equity had a reduction of 26.58%, going from R$ 56,848,500 thousand on December 31, 2014 to R$ 41,739.222 thousand on December 31, 2015, resulting mainly from the loss suffered in fiscal year 2015 for the amount of R$ 14,953.658 thousand.

Consolidated balance sheets for December 31, 2014 and 2013:

Centrais Elétricas Brasileiras SA – Eletrobras Consolidated Balance Sheets – IFRS and BR GAAP
(in thousands of Reais)	On 31 December
ASSET	2014	AV%	2013	AV%	2014 x 2013

CURRENT
Cash and cash equivalent	1,407,078	1.0%	3,597,583	2.6%	-60.89%
Restrained cash	1,743,525	1.2%	879,801	0.6%	98.17%
Marktble securities	3,730,345	2.6%	6,095,908	4.4%	-38.80%
Customers	4,427,216	3.1%	3,587,282	2.6%	23.41%
Financial assets - Concessions and Itaipu	3,437,521	2.4%	1,168,002	0.8%	194.31%
Financing and Loans	2,696,021	1.9%	2,838,503	2.0%	-5.02%
Fuel Consumption Account - CCC	521,964	0.4%	1,275,334	0.9%	-59.07%
Compensation for shareholding interests	289,574	0.2%	268,060	0.2%	8.03%
Taxes to recover	900,431	0.6%	839,767	0.6%	7.22%
Income Tax and Social Contribution	762,726	0.5%	1,940,005	1.4%	-60.68%
Reimbursement Entitlements	3,526,986	2.4%	10,910,073	7.9%	-67.67%
Inventory	512,614	0.4%	614,607	0.4%	-16.59%
Nuclear fuel stocks	340,319	0.2%	343,730	0.2%	-0.99%
Indemnities - Law no. 12,783/2013	3,738,295	2.6%	3,476,495	2.5%	7.53%
Derivative financial instruments	124,635	0.1%	108,339	0.1%	15.04%
Others	2,391,943	1.6%	1,136,344	0.8%	110.49%
TOTAL CURRENT	30,551,193	21.1%	39,079,833	28.2%	-21.82%

NON-CURRENT
LONG-TERM REALIZABLE
Reimbursement Entitlements	6,129,423	4.2%	1,669,583	1.2%	267.12%
Financing and Loans	11,988,543	8.3%	12,335,838	8.9%	-2.82%
Customers	1,743,504	1.2%	1,522,621	1.1%	14.51%
Bonds and securities	224,734	0.2%	192,580	0.1%	16.70%
Nuclear fuel stocks	661,489	0.5%	507,488	0.4%	30.35%
Taxes to recover	2,538,131	1.7%	1,990,527	1.4%	27.51%
Income Tax and Social Contribution	2,467,631	1.7%	3,010,574	2.2%	-18.03%
Escrow deposits	3,808,155	2.6%	2,877,516	2.1%	32.34%
Fuel Consumption Account - CCC	3,944	0.0%	16,275	0.0%	-75.77%
Financial assets - Concessions and Itaipu	28,969,262	20.0%	23,704,037	17.1%	22.21%
Derivative financial instruments	135,276	0.1%	107,816	0.1%	25.47%
Advances for future equity capital increases	1,140,633	0.8%	490,429	0.4%	132.58%
Indemnities - Law no. 12,783/2013	-	0.0%	2,019,684	1.5%	-100.00%
Reimbursements Funac	595,445	0.4%	-	0.0%	n/a
Others	1,070,214	0.7%	618,508	0.4%	73.03%
Total Long-term Realizable	61,476,384	42.5%	51,063,476	36.8%	20.39%

INVESTMENTS	20,070,517	13.8%	17,414,993	12.6%	15.25%
PERMANENT	31,168,232	21.5%	30,247,504	21.8%	3.04%
INTANGIBLE	1,365,371	0.9%	788,582	0.6%	73.14%

TOTAL NON-CURRENT ASSET	114,080,504	78.9%	99,514,556	71.8%	14.64%

TOTAL ASSET	144,631,697	100.0%	138,594,389	100.0%	4.36%

TEXT_SP 10551067v1 10346/1 TEXT_SP 9435376v2 10346/1

Centrais Elétricas Brasileiras SA – Eletrobras Consolidated Balance Sheet - IFRS e BR GAAP (in thousands of Reais)
	On 31 December
LIABILITIES AND NET EQUITY	2014	AV%	2013	AV%	2014 x 2013

CURRENT
Financing and Loans	4,931,531	3.4%	1,969,765	1.4%	150.36%
Debentures	325,732	0.2%	12,804	0.0%	2443.99%
Compulsory loan	50,215	0.0%	7,935	0.0%	532.83%
Suppliers	7,489,134	5.2%	7,740,578	5.6%	-3.25%
Advances from customers	501,572	0.3%	511,582	0.4%	-1.96%
Taxes owed	1,168,168	0.8%	839,426	0.6%	39.16%
Income Tax and Social Contribution	18,138	0.0%	15,262	0.0%	18.84%
Fuel Consumption Account - CCC	301,471	0.2%	941,285	0.7%	-67.97%
Shareholder compensation	64,402	0.0%	528,204	0.4%	-87.81%
National Treasury Credits	-	0.0%	39,494	0.0%	-100.00%
Estimated obligations	1,174,679	0.8%	1,288,713	0.9%	-8.85%
Refund obligations	702,728	0.5%	8,377,400	6.0%	-91.61%
Post-employment benefit	258,898	0.2%	265,082	0.2%	-2.33%
Contingency provisions	32,082	0.0%	23,654	0.0%	35.63%
Sector charges	930,297	0.6%	714,862	0.5%	30.14%
Merchant lease	74,507	0.1%	67,165	0.0%	10.93%
Concessions payable – Use of the Public goods	3,645	0.0%	3,567	0.0%	2.19%
Derivative financial instruments	26,573	0.0%	262,271	0.2%	-89.87%
Others	1,230,236	0.8%	2,011,256	1.5%	-38.83%
Total CURRENT LIABILITY	19,284,008	13.3%	25,620,305	18.5%	-24.73%

NON-CURRENT
Financing and Loans	34,607,594	23.9%	30,506,522	22.0%	13.44%
Suppliers	10,047,367	6.9%	791,293	0.6%	1169.74%
Debentures	434,191	0.3%	205,878	0.1%	110.90%
Advances from customers	718,451	0.5%	776,252	0.6%	-7.45%
Compulsory loan	469,459	0.3%	358,905	0.3%	30.80%
Obligation for disposal of assets	1,314,480	0.9%	1,136,342	0.8%	15.68%
Operating provisions	1,100,499	0.8%	1,061,490	0.8%	3.67%
Fuel Consumption Account - CCC	474,770	0.3%	455,455	0.3%	4.24%
Contingency provisions	8,950,364	6.2%	5,695,104	4.1%	57.16%
Post-employment benefit	2,001,268	1.4%	1,218,688	0.9%	64.21%
Provision for unsecured liabilities in subsidiaries	97,449	0.1%	-	0.0%	n/a
Onerous contracts	1,130,201	0.8%	3,244,335	2.3%	-65.16%
Refund obligations	2,529,893	1.7%	2,317,708	1.7%	9.15%
Merchant lease	1,252,154	0.9%	1,326,662	1.0%	-5.62%
Concessions payable – Use of the Public goods	59,815	0.0%	60,904	0.0%	-1.79%
Advances for future equity capital increases	193,606	0.1%	174,570	0.1%	10.90%
Derivative financial instruments	70,336	0.0%	195,378	0.1%	-64.00%
Sector charges	609,721	0.4%	375,982	0.3%	62.17%
Taxes owed	837,551	0.6%	892,950	0.6%	-6.20%
Income Tax and Social Contribution	569,380	0.4%	533,713	0.4%	6.68%
Others	1,030,640	0.7%	68,657	0.0%	1401.14%
Total NON-CURRENT LIABILITY	68,499,189	47.4%	51,396,788	37.08%	33.28%

NET EQUITY
Equity capital	31,305,331	21.6%	31,305,331	22.6%	0.00%
Capital reserves	26,048,342	18.0%	26,048,342	18.8%	0.00%
Profit reserves	2,259,039	1.6%	5,222,953	3.8%	-56.75%
Equity assessment adjustments	42,947	0.0%	68,368	0.0%	-37.18%
Additional dividend proposed	-	0.0%	433,962	0.3%	-100.00%
Accumulated profit	0	0.0%	-	0.0%	n/a
Other accumulated encompassing results	(3,116,108)	-2.1%	(1,696,858)	-1.2%	83.64%
Non-controller shareholder interest	308,949	0.2%	195,198	0.1%	58.27%
TOTAL NET EQUITY	56,848,500	39.3%	61,577,296	44.4%	-7.68%
TOTAL LIABILITY AND NET EQUITY	144,631,697	100.0%	138,594,389	100.0%	4.36%

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Comparison in equity lines on December 31, 2014 e 2013:

ASSET

CURRENT ASSET

Showed a reduction of 21.82%, going from R$ 39,079,833 thousand on December 31, 2013 to R$ 30,551,193 thousand on December 31, 2014. The main variations were:

Reimbursement Entitlements

Reduction of 67.67% in reimbursement entitlements, from R$ 10,910,073 thousand on December 31, 2013 to R$3,526,986 thousand on December 31, 2014, resulting in particular from reassessment of the term for realization of the asset of Reimbursement Entitlements (CCC account).

Bonds and securities

Reduction of 38.80% from R$ 6,095,908 thousand on December 31, 2013 to R$ 3,730,503 thousand on December 31, 2014, resulting mainly from the realization of bonds and securities by Eletrobras along 2014 in managing its cash needs.

Cash and cash equivalent

Reduction of 60.89% in Cash and cash equivalent, from R$ 3,597,583 thousand on December 31, 2013 to R$ 1,407,078 thousand on December 31, 2014, resulting mainly from disbursements to cover Eletrobras operating expenses.

Income Tax and Social Contribution

Reduction of 60.68% in Income Tax and Social Contribution, from R$ 1,940,005 thousand on December 31, 2013 to R$ 762,726 thousand on December 31, 2014, resulting mainly from realization of tax credits.

Fuel Consumption Account – CCC

Reduction of 59.07% in the Fuel Consumption Account from R$ 1,275,334 thousand on December 31, 2013 to R$521.964 thousand on December 31, 2014, resulting mainly from the reduction in amounts received in connection with this line during the 2014 fiscal year.

Financial assets – Concessions and Itaipu

Increase of 194.31% in Financial assets – Concessions and Itaipu, from R$ 1,168,002 thousand on December 31, 2013 to R$ 3,437,521 thousand on December 31, 2014, resulting mainly from the increase in expenses with sale of energy generated by Itaipu, that will only be passed through in 2015.

Restrained cash

Increase of 98.17% in Restrained cash, from R$ 879,801 thousand on December 31, 2013 to R$ 1,743,525 thousand on December 31, 2014, resulting mainly from the traffic of amounts in connection with the energy generated by Itaipu.

NON-CURRENT ASSET

Non-current asset posted an increase of 14.64%, going from R$ 99,514,556 thousand on December 31, 2013 to R$ 114,080,504 thousand on December 31, 2014. The main variations were:

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Financial assets – Concessions and Itaipu

Increase of 22.21% in Financial assets – Concessions and Itaipu, from R$ 23,704,037 thousand on December 31, 2013 to R$ 28,969,262 thousand on December 31, 2014, resulting mainly from the increase in financial assets in the distribution and transmission segments.

Reimbursement Entitlements

Increase of 267.12% in Reimbursement Entitlements from R$ 1,669,583 thousand on December 31, 2013 to R$ 6,129,423 thousand on December 31, 2014, resulting mainly from increase in credits in connection with the CCC Account for the isolated system.

Reimbursements Funac

Increase in Reimbursements Funac, that did not exist on December 31, 2013 and reached R$ 595,445 thousand on December 31, 2014, resulting mainly from the merger of business between Eletrobras and Celg–D, acquired by Eletrobras in 2014.

Escrow deposits

Increase of 32.34% of the balance of the escrow deposits accounts, going from R$ 2,877,516 thousand on December 31, 2013 to R$ 3,808,155 thousand on December 31, 2014, resulting mainly from increase in requests for deposits and pledges in connection with legal claims.

Indemnities - Law no. 12,783/2013

Reduction in total balance for the line for reception of indemnities, that corresponded to R$ 2,019,684 thousand on December 31, 2013, due to the reclassification of amounts receivable for indemnities stemming from Law no. 12,783/2013 from non-current asset to current asset, due to the natural course of time.

Income Tax and Social Contribution

Reduction of 18.03% in Income Tax and Social Contribution, going from R$ 3,010,574 thousand on December 31, 2013 to R$ 2,467,631 thousand on December 31, 2014, resulting mainly from the write off of non-recoverable tax credits.

LIABILITY

CURRENT LIABILITY

The current liability balance was reduced in 24.73%, going from R$ 25,734,736 thousand on December 31, 2013 to R$ 19,284,008 thousand on December 31, 2014. The main variations in current liability were the following:

Refund obligations

Reduction of 91.61% in the refund obligations account, going from R$ 8,377,400 thousand on December 31, 2013 to R$ 702,728 thousand on December 31, 2014, resulting mainly from adjustments made to improve the form of presentation for amounts in connection with reimbursement for the CCC Account which are now informed net of their corresponding assets.

Fuel Consumption Account – CCC

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Reduction of 67,97% in item Fuel Consumption Account – CCC, going from R$ 941,285 thousand on December 31, 2013 to R$ 301,471 thousand on December 31, 2014, resulting mainly from liquidation of amounts in connection with the CCC Account.

Financing and Loans

Financing and Loans increased in 150.36%, going from R$ 1,969,765 thousand on December 31, 2013 to R$ 4,931,531 thousand on December 31, 2014, resulting mainly from reclassification of amounts from obligations contracted from BNDES, Caixa Econômica Federal and from the Bonus moving from non-current liability to current liability, due to the natural course of time.

NON-CURRENT LIABILITY

Balance of non-current liability increased in 33.28%, going from R$ 51,961,754 thousand on December 31, 2013 to R$ 68,499,189 thousand on December 31, 2014. The main variations in current liability were the following:

Suppliers

Item Suppliers increased in 1,169.74%, going from R$ 791,293 thousand on December 31, 2013 to R$ 10,047,367 thousand on December 31, 2014, resulting mainly from the recognition of the debt from companies in the Eletrobras Group to Petrobras and Cigás.

Financing and Loans

Financing and Loans increased in 13.44%, going from R$ 30,506,522 thousand on December 31, 2013 to R$ 34,607,594 thousand on December 31, 2014, resulting mainly from attraction of funds from Banco do Brasil and Caixa Econômica Federal during the 2014 fiscal year.

Contingency provisions

Increase of 57.16% in contingency provisions, going from R$ 5,695,104 thousand on December 31, 2013 to R$ 8,950,364 thousand on December 31, 2014, resulting mainly from changes in the Company’s assessment of the chances of losses from possible to probable in the claims dealing with the compulsory loans (in particular due to the negative decision in another suit involving this same aspect, but still subject to appeal), with the corresponding impact on the establishment of provisions to face these contingencies.

Post-employment benefit

Item post-employment benefit had an increase of 64.21%, going from R$ 1,218,688 thousand on December 31, 2013 to R$ 2,001,268 thousand on December 31, 2014, resulting mainly from the actuarial reassessment of the current plans for post-employment compensation undertaken by Eletrobras in 2014.

Onerous contracts

Item onerous contracts showed a reduction of 65.16%, going from R$ 3,244,335 thousand on December 31, 2013 to R$ 1,130,201 thousand on December 31, 2014, resulting mainly from the annual reassessment of the existing onerous contracts, undertaken by Eletrobras.

NET EQUITY

Net equity posted a reduction of 7.68%, going from R$ 61,577,296 thousand on December 31, 2013 to R$ 56,848,500 thousand on December 31, 2014, resulting mainly from the verification of the loss made in fiscal year 2014, as well as from the reduction of the profits reserve and for actuarial gains and losses.

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10.2 – Operational and financial result

a) result of Company operations:

i. description of any important revenue component;

Description of the main accounting lines

Operational Revenues

Operations with Electric Energy

Eletrobras revenues derived from the generation, transmission and distribution of electric energy, as detailed below:

  Generation: revenues from the generation activity derived from the sale, supplying and marketing of electric energy generated by Eletrobras (including part of the electric energy be falling Eletrobras within the scope of Itaipu Binational) to distribution companies, industries and free consumers, as well as the pass-through of the parcel of electric energy attributed to Paraguay from Itaipu Binational which is not used in that country. Revenues stemming from the activity of generation of electric energy are registered based on the production made at the rate specified in the contract terms or the current regulatory indices. For the concession generations renewed under the terms of Law no. 12,783/2013, there has been a change in the revenue structure regime, with the methods for exploration and operation and maintenance having to be published separately, by legal decision, starting in 2013;

  Transmission: revenues from the transmission activities stem from the construction of transmission lines infrastructure by Eletrobras, as well as the operation and maintenance of these electric energy transmission lines to utility services. Revenues received from other utility services using the Eletrobras basic power transmission grid are recognized in the month in which the services are provided to the other utility companies. Price charged in this activity is regulated (tariff) and called the Annual Permitted Revenue (Receita Anual Permitida - RAP). Eletrobras, as the transmitter of electric energy, is not allowed to negotiate prices with users. In some contracts, the RAP is fixed and, once a year, undergoes monetary update using a price index. For the other contracts, the RAP is updated monetarily using a price index once a year and reviewed at every fifth. Usually, the RAP for any electric energy transmission company is subject to annual review due to the increase in the assets and the operational expenses stemming from modifications, and reinforcements and capacity increase of facilities. For the transmission concessions renewed under the terms of Law no. 12,783/2013, there has been a change in the revenue structure regime with the methods for exploration and operation and maintenance having to be disclosed separately, by legal decision, starting in 2013; and

  Distribution: the revenues from the distribution activities stem mainly from the delivery to end consumers of electric energy acquired by Eletrobras from generation companies, as well as the electric energy generated by Eletrobras in the thermal plants in isolated areas in the north of the country. The distribution activity in also involves a parcel of revenue stemming from the construction, operation and maintenance of distribution networks. The revenues of the electric energy distribution activity to end consumers are recognized when the energy is supplied. Invoicing for these sales is done monthly. Non-invoiced revenues during the invoicing cycle to the end of each month are estimated based on the invoicing for the previous month and are accumulated at the end of the month. Differences between non-invoiced revenues, estimated and actual, when there are any, are recognized on the following month.

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Other Operating Revenues

Other operating revenues stem from charges collected from end consumers for late payments in connection with electric energy sold in the distribution activity and, at a smaller scale, operational revenues stemming from other activities not attributable to the segments of distribution, generation or transmission and that, for this reason, are recorded by Eletrobras in the “Administrative” segment. These include mainly fees for the management of RGR and of other governmental funds. Eletrobras also obtains operational revenues from the telecommunications company that make use of certain portions of its infrastructure to put in place telecommunication lines.

Taxers on the revenues

The main tax incurred by Eletrobras revenue consists in the Tax on Circulation of Goods and Services (Imposto sobre a Circulação from Mercadorias e Serviços — ICMS), which is levied on the gross revenue stemming from the sales of electric energy o qual é cobrado sobre as receitas brutas oriundas das vendas from energia elétrica. Eletrobras is suject to different ICMS rates in the different states in which it operates, ranging from 7% to 27%. Eletrobras is not taxed in any way on the revenues from its transmission activities, as per applicable regulation.

In addition, Eletrobras is subject to two federal taxes levied on the gross revenue: o PIS/PASEP (Programa from Integração Social) and COFINS (Contribuição to o Financiamento da Seguridade Social).

Sector charges

These correspond to deductions made to the gross revenue due to sector charges, comprised by payments made to the General Reserve for Reversal (Reserva Geral de Reversão – RGR), Account for the Development of Energy Resources (Conta from Desenvolvimento Energético – CDE), contributions to PROINFA and other similar charges collected from the participants of the electric sector. Sector charges are calculated based on formulas defined by ANEEL, which differed based on the type of charge, and so there is no direct correlation between revenues and sector charges.

Operational Costs

Electric Energy Bought to Resell

Both areas of distribution and generation acquire electric energy to resell. The electric energy acquired in the distribution activity is purchased from other generators. The electric energy acquired in the area of generation represents the part of Paraguay of the electric energy produced in Itaipu that is not used by that country and that Eletrobras resells to distribution companies and free consumers.

Use of the Power Grid

These costs represent the charges incurred by Eletrobras in transmitting electric energy through transmission lines belonging to third parties.

Fuel for production of electric energy

The cost of fuel is a significant component in the operational expenses of Eletrobras. However, a large percentage of these costs is subsequently reimbursed by the CCC Account in compliance with Law no. 12,111/2009.

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Operational Expenses

Personnel, Material and Services

This reflects mainly the expenses incurred by Eletrobras with employees, equipment and infrastructure required for the administrative operations of business as usual, as well as costs with outsourcing. Outsourced services reflect the Eletrobras expenses with services in security, maintenance, consultants and other types of advisory services. As a result of the diverse nature of these expenses, Eletrobras has to apply certain subjective criteria in allocating these expenses among the Company’s operational activities. This item excludes the raw materials that are used in the electric energy generation operations.

Depreciation and Amortization

These represents the depreciation and amortization of Eletrobras permanent assets. Eletrobras enters as permanent asset the cost of construction or acquisition, as applicable, for plants, goods, equipment and intangible assets, minus the accumulated depreciation calculated based on the straight line method, at rates that take into account the estimated lifetime of the asset. Cost with repair and maintenance that extend the lifetime of assets are added, while other routine costs are charged from the result of the operations. Interest with respect to the debt obtained from third parties incurred during the construction period for the assets are capitalized. Amortization of intangible assets and financial assets, included within the scope of IFRIC 12, is based on the concession term.

Operating provisions

These reflect the provisions that Eletrobras establishes for (i) legal claims to which it is party; (ii) credits for accounts of doubtful settlement; (iii) Onerous contracts; and (iv) other provisions.

Other operational expenses

Other Eletrobras operational expenses include different costs incurred as part of the Company’s business as usual operations. The most significant components here are: (i) costs with leases, such as generation units for the isolated system; (ii) costs telecommunications, in particular those incurred with telephone and Internet services; (iii) costs with insurance, including policies for insurance of Eletrobras facilities and assets; and (iv) costs with the disposal of assets, in particular transformers.

Result of equity equivalence

Results from the deployment of equity equivalence in connection with Eletrobras shareholding interest in other businesses.

Financial Result

Financial Revenues

These reflect the revenues stemming from the compensation received by Eletrobras from investments in financial instruments, as well as for interest, commissions, fees obtained as a result of the loans granted in accordance with the dispositions of Brazilian law that allows Eletrobras to act as financing agents for certain public service provider companies controlled by Eletrobras. These also reflect revenue from the added moratorium on electric energy paid to Eletrobras, as well as the impact from monetary update and other revenues of a financial nature.

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Financial Expenses

These reflect mainly the payment of dividends and interest on self-owned capital to shareholders of Eletrobras, as well as the charges incurred with debt contracted and merchant lease. These also reflect expenses with exchange rate variations incurring on Eletrobras assets and liabilities linked to foreign currency, in particular, in so far as concerns Itaipu, given that Itaipu Binacional’s financial statements are published in North American dollars and these represent Eletrobras’s highest risk exposure from variation in foreign currency exchange rates.

Monetary and exchange revenues (expenses)

Monetary and exchange revenues (expenses) are mainly in reference to Itaipu, given that Itaipu Binational’s financial statements are drafted in North American dollars and represent Eletrobras highest exposure risk to foreign currencies. A devaluation of the real before the North American dollar increases our revenues, as it also increases the amount contributed by Itaipu, even though the effect of this contribution is offset. Valuing of the real corresponds to a reduction in the Company revenues by implying in a reduction in the amount contributed by Itaipu, even though this effect is also offset by way of the depreciation of the construction costs of Itaipu.

ii. factors that materially affect operational results.

In fiscal year ended on December 31, 2015, Eletrobras revenues increased with respect to the fiscal year ended on December 31, 2014, in particular due to the increase noted in the revenues for supply of electric energy (distribution), due to the consolidation of CELG-D. For the fiscal year ended on December 31, 2014, in its turn, Company revenues increased in 26.4% as compared to the fiscal year ended on December 31, 2013, reflecting, specially the increase observed in revenues from the sales of electric energy (generation) and from the delivery of electric energy (distribution).

The table below shows our gross revenue per operating segment for the periods indicated:

	Fiscal year ended on 31 December
	2015	2014	2013
	(In millions of reais)
Generation	19.959	21,256	17,240
Transmission	5,611	4,702	4,505
Distribution	16,171	8,222	5,433
Others	1,484	1,339	1,008

In the last three fiscal years, Eletrobras’s financial status and operating results were influenced by, among other reasons, factors such as the macroeconomic development of Brazil, reduction in revenue due to the renewal concessions in the terms o Law no. 12,783/2013, variations in the Fx rate, acquisition of shareholding interest in other companies related to the power sector, regulation of electric energy distribution tariffs and fixed transmission revenues.

Brazilian Macroeconomic and Sector Conditions

Eletrobras is affected by the conditions of the Brazilian economy. The Brazilian macroeconomic scenario has been characterized by a rising economic activity and a trajectory consistent with the levels of inflation. Nonetheless, interest rates have been volatile.

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In 2013, the GDP increased in 2.3%, despite the growing pressure on the emerging nations. The IPCA posted a maximum value of 5.9%, influenced mainly by internal factors, such as the prices of food, beverages and transportation.

In 2013, in response to the increased inflationary pressure, the Central Bank increased the SELIC rate by 37.93%, going from 7.25% in January 2013 to 10.00% in December of that same year.

In 2014, the Brazilian GDP increased by 0.15% with respect to the previous year, despite the reduction of 1.2% in the Industrial GDP. The official inflation rate reached 6,41%, influenced, basically by the 8.8% increase in housing costs, which contributed with around 1.27% of the rate; electric energy was also a standout for the average increase of 17.06% in 2014, as compared to 15.66% in 2013 according to the IBGE.

In 2015, according to estimates from IBGE, the Brazilian GDP reduced in 3.8 % influenced directly by the 3.3% shrink in the value added to basic prices and the reduction of 7.3% on taxes on products. The result of the value added refers to the performance of three activities comprising it: agriculture and livestock (1.8%), industry (-6.2%) and services (-2.7%). In its, the reduction in tax collection results, in particular, from the negative performance of the transformation industry and imports of goods and services for the year.

In the external sector, exports of goods and services grew in 6.1%, while imports of goods and services fell in 14.3%.

The official inflation rate measured by the IPCA reached 10.67% in 2015 (as compared to 6.41% in 2014), remaining above the threshold cap established by the National Monetary Council (CMN) within the scope of the targets for inflation. Consumers paid more for all product and service groups comprising the cost of living, in particular for expenses related to housing. The IGP-DI, characterized by a higher level of volatility as compared to the IPCA, reached 10.53% in 2015 (6.87% in 2014).

The current transaction deficit added up to USD 58.9 billion in 2015 (deficit of USD 104.2 billion in 2014). The balance of trade posted a surplus of USD 19.7 billion in 2015, as compared to a deficit of USD 4 billion in 2014. Exports totaled USD 191.1 billion and imports, USD 171.5 billion (respectively downturns of 15% and 25% as compared to the results for 2014). For the year, the financial line posted net attractions of USD 56.7 billion. Net direct investment flows in the country reached USD 75.1 billion, a reduction of USD 21.8 billion as compared to the 2014 results.

According to the BCB, trade balance results continue to confirm the prospect for a material reduction in the deficit in current transactions, consistent with the existing scenario and depreciation of the exchange rate, which closed the year at R$ 3.90/USD 1.00. At the end of 2015, the international reserves reached USD 356 billion in the cash concept and USD 368.7 billion in the liquidity concept, respective reductions of USD 7.1 billion and USD 5.3 billion with respect to the 2014 result. The gross external debt position for the year was of USD 337.7 billion. The estimated long-term debt reached USD 281.6 billion, with short term debt adding uo to USD 56.1 billion.

With respect to the consumption of electric energy, it is expected that the lower level of economic activity scenario to imply in a downturn in the growth of consumption of electric energy in the country. According to the Energy research Company – EPE (Monthly Survey of the Electric Energy Market, no. 100, of January 2016), the total energy consumption in Brazil was of 464,682 GWh, a retraction of 2.1% as compared to 2014, as shown in the table below. The main sectors responsible for the downturn were industrial and residential.

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Consumption of electric energy in the grid (GWh)
Classe	2015	2014	%
Brasil	464,683	474,823	-2.14%
Residential	131,315	132,302	-0.75%
Industrial	169,574	179,106	-5.32%
Commercial	90,383	89,840	0.60%
Outros	73,411	73,575	-0.22%

Source: Comissão Permanente de Análise e Acompanhamento do Mercado de Energia Elétrica – COPAM/EPE.

The biggest drop was observed in the industrial sector, 5.3% with respect to the aggregate for 2014. Throughout 2015, the consumption by the class displayed downturns in monthly levels, intensified in the second semester (reduction of 7.7% in the last quarter, the year’s largest). In addition, in 2015, 12 of the 13 largest consumers of energy in the industrial segment had negative results. Metallurgy, the industrial activity segment with the highest energy demand in the country, led this situation (-12.5%), followed by the automotive segment (-10,9%). In its turn, the metallic ore extraction segment, even with the disaster occurred in Mariana/MG in November, was the only sector to post growth (10.0%), due to iron ore extraction in the states of Pará and Minas Gerais.

The residential sector also posted a reduction of 0.7% as compared to 2014. According to EPE, this performance is the outcome of a number of factors, such as for example, the negative economic scenario and the increase in the average consumer tariff price. In addition, in 2015, the expansion in number of residential consumer units (2.5% as compared to 2014) fell below the historic average posted since 2004 (around 3.5%).

Commerce and service businesses posted an increase of 0.6% as compared to 2014. However, the growth shown in 2015 fell far below the expansion registered in the last five years (in excess of 6%, on average). The low activity economic scenario and the uncertainties in the short term scenario, the weakened commercial activity and the downturn in investments in the sector may have materially influenced the performance of the consumption of electricity in the commercial class.

The downturn of the economy and the shrinkage of the GDP, according to the above mentioned official data, have affected the operational and financial conditions that will be disclosed in this Report.

In line with its monetary policy, in response to the increase in inflationary pressure in 2014, the Central Bank increased the SELIC rate in 1.75%, from 10.00% in January 2014 to 11.75% in December of that same year.

According to information from the Central Bank, the Brazilian balance of trade posted a deficit of USD 3.9 billion, with exports in the fiscal year ended on December 31, 2014 reaching US$225 billion (a reduction of 7.0% with respect to the same period in 2013). Imports reached a total of US$ 229 billion for the period, as compared to 2013’s USD 240 billion, a reduction of 4.5%.

The US dollars/R$ exchange rate showed a devaluing since January 2015 going from little over R$ 2.69/US$1.00 on 02 January 2015 to around R$ 3.90/US$1.00 on December 31, 2015, representing a variation of around 45% for the period, influenced mainly by the deterioration of the Brazilian political and economic scenario, the successive downgrading of the sovereign rating for the country, which lost its “investment-grade” and the consequent increase in risk aversion associated to emerging nations by foreign investors.

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In 2014, the US dollars/R$ exchange rate showed a devaluing since the beginning of September 2014, going from little over R$ 2.25/US$ 1.00 around R$ 2.65/US$ 1.00 (a variation of 17.7%) in December, influenced by the relevant situational factors such as the increase in the uncertainties associated to the electoral process, the additional downturn in the prices of commodities, the global US dollar valuation movement and the increase in risk aversion associated to emerging nations.

In 2013, the exchange rate displayed low level volatility if compared the period of the international financial. So, the injection of capital place that will pressure on the exchange rate. Consequently, the exchange rate for the US dollar appreciated throughout 2013, beginning the year quoted at R$ 2.0435 and closing it at R$ 2.3426.

In 2014, the exchange rate displayed a level of volatility, in particular as compared to the period of the international financial crisis. This way, the flow of foreign capital has placed little pressure on the exchange rate. Due to this, the US dollar exchange rate valued before the real, going from R$ 2.3426 at the beginning of the year to R$ 2.6562 at the end.

The table below is evidence of the evolution of the GDP, of the Inflation Rates and the US dollar exchange rate:

	Fiscal year ended on 31 December
	2015	2014	2013
GDP increase	3.8%	0.1%	2.3%
Inflation (IGP-M)	10.54%	3.69%	5.51%
Inflation (IPCA)	10.67%	6.41%	5.91%
Valuing (Devaluing) Real x US Dollar	45.00%	13.39%	14.64%
US Dollar Quote at End of the Year	R$3.9048	R$2.6562	R$2.3426
Average US Dollar price	R$3.2989	R$2.3547	R$2.1605

Contigency Provisions regarding Compulsory Loans

There is an expressive litigation involving Eletrobras (holding). The largest number of shares in this universe refers to lawsuits whose purpose is the application of monetary restatement criteria upon booked credits of compulsory loan on consumption of electricity.

Such demands have as object the impugnation of the monetary adjustment system determined by the law governing the compulsory loan and applied by the Company.

The credits from the compulsory loan has been paid by the Company through conversions made in 1988, 1990 and 2005.

The dispute has been taken to the Superior Court of Justice (STJ) that decided the substance of the case. The matter, however, is currently subject of appeal to the Supreme Court (STF), which are awaiting for judgment.

Despite that the matter has been taken before the Supreme Court, against the Supreme Court's precedent, decided under 543-C Article rite of the Civil Procedure Code 1973, the filed demands has following its normal course and, therefore, have occurred several convictions the payment of indexation differences for that period. As a result of such convictions, Eletrobras has been the target of numerous executions, and for those, there is dissension between Eletrobras and authors on how to calculate the amount due.

It happens, however, that in the third quarter 2015, the Supreme Court issued decisions setting parameters for these executions calculation methodology, respecting some allegations of Eletrobras, but not full, which permitted adjustments in the Eletrobras calculation methodology and classification risk of these actions and the consequent changes in the provisions for contingencies for the year ended December 31, 2015.

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There are currently about 3,868 lawsuits provisioned with this object being processed in several courts. The Company maintains an allowance for these civil contingencies amounting to R $ 9,279 million related to these processes (compared to R $ 4,307 million at December 31, 2014).

These actions are not confused with those filed with the intention of obtaining the redemption of Bearer Bonds, currently unenforceable, issued as a result of the compulsory loan.

Effects of Law no. 12,783/2013

In 2012, the Federal Government published Provisional Measure no. 579/2012, converted into Law no. 12,783/2013, which significantly change the Brazilian power sector. The Law allowed holders of concessions to operate energy generation and transmission assets, with expiry was scheduled for between 2015 and 2017, to renew these concessions for a maximum thirty-year term counted from January 1, 2013, but subject to significantly lower tariff levels. According to the option established by the Law, Eletrobras and other concession holders could take part in competitive processes to renew their generation and transmission concessions. Law no. 12,783/2013 also deals with the possibility or renewing said concessions, as long as addressed the continuity, the service delivery efficiency, tariff affordability and compliance with criteria of operational and economic rationality, with the renewal conditions having been regulated by Decree 8461, of 02 June 2015. These criteria must be achieved by way of a set of metrics for continued improvement defined by the granting power, to be detailed in the concession contract amendments to be signed by the distribution companies. In 2013, there was a change in the revenue structure regime in so far as concerns the renewed generation and transmission concessions, establishing the separate deployment of the methods for exploration and for operation and maintenance, under the terms of Law no. 12,783/2013. For these reasons, companies that renewed their generation and transmission concession under the terms of Law no. 12,783/2013, in 2013 were paid at lower tariff rates for the assets renewed, as compared to the amount received before the enactment of Law no. 12,783/2013. For the renewal of generation concessions, there is a new business model in which the tariff covers only a standard operating and maintenance costs plus a 10% margin, as compared to the non-renewed concessions, with respect to which the utility service could sell the energy generated.

The Federal Government agreed to indemnify Eletrobras and other concession holders of electric energy services for part of the amounts for unamortized investments in generation and transmission made during the trm of concession. Some indemnities have already been agreed and paid (1st tranche), with others being estimated for the purposes of drafting the consolidated financial statements for the fiscal year ended on December 31, 2012, based on the information available. Certain indenmities will be paid to the concession holders in installments over a period of several years, however, the full amount for these indemnities were partially entered in the consolidated financial statements (2nd tranche).

The 2nd tranche of the indemnities result from the dispositions of Law no. 12,783/2013 and in Aneel Normative Decision no. 589/2013 (generation) and no. 596/2013 (transmission) and are in connection with investments made by the Eletrobras Companies, as yet not depreciated or amortized, that were not initially included in the 1st tranche of the indemnities recognized when Law no. 12,783/2013 was enacted for the amount of R$ 14.4 billion, base date December 2012. The total amount claimed, as the 2nd Tranche, is in excess of R$ 26.0 billion, on base date December 2012. According to the legislation, any compensation defined will incur on this base date until the actual payment date. Until December 2015, ANEEL had signed off on indemnities claimed by Eletrosul and Furnas, corresponding to the installment for the existing power transmission assets on 31 May 2000, called the Existing Base Grid of the System – RBSE and Other Transmission Facilities – RPC, not yet depreciated and not amortized, as established in paragraph two of article 15 of Law no. 12,783/2013, for a total of R$ 10.0 billion. Eletrobras has participated in discussions within the scope of class entities, ANEEL and the Ministry of Mines and Energy in order to drive viability for the onset of payments beginning in 2016, with suitable yield for the cost of own capital and net of taxes, given this will be an important source of investment funds for Eletrobras. However, in December 2015, payment conditions for said indemnities remained without regulation and, for this reason, were not entered in the Eletrobras financial statements.

Eletrobras distribution subsidiaries have made a preliminary statement of their interest in renewing their distribution concessions using the reduced tariff levels established in Law no. 12,783/2013, however, signing of the pertinent contract amendment terms depend on approval of the Eletrobras ExtraAnnual General Meeting. At the 164th Eletrobras ExtraAnnual General Meeting, held on 28 December 2015, on request from the representative from the Federal Union, topics concerning the extension of concession contracts for subidiaries Cepisa, Ceal, Eletroacre, Ceron, Boa Vista and Amazonas Energia were removed from the agenda. For this reason, on 28 December 2015, the distribution concession holders requested an extension of the term to sign the respective contract amendment term, under the provisos of Provisional Measure no. 706 of 28 December 2015, if it should be deliberated in new Eletrobras ExtraAnnual General Meeting to be convened. Provisional Measure no. 706, of 28 December 2015, amended the text of paragraph two of art. 11 of Law no. 12,783/2012, establishing that the concession holder must sign said amendment term in up to 210 days, counted from the date of convening by the Granting Power. In this way, distribution companies have up to 26 July 2016 to sign the contract amendment terms for the power distribution concessions and are currently preparing updated studies for submission to the new Eletrobras General Shareholder Assembly. Nonetheless, despite the distribution concessions of said subsidiaries having expired in June 2015, in the terms of article 42 of Law no. 8,987, of 13 february 1995, the concessions shall remain in force for the period required (not inferior to 24 months) to perform the surveys and assessments indispensable for the organization of the tenders that will precede the granting of concessions to replace those that may not be renewed within the term established by Provisional Measure no. 706/2015. For distribution company Celg D, the extension of its concession, for another 30 years, was approved by the 164th Eletrobras ExtraAnnual General Meeting, with the respective contract amendment term signed in December 2015. According to this amendment term, non-compliance with targets in service quality and economic-financial efficiency, for a period of 5 yeras, starting on January 1, 2016, for 2 consecutive years or non-achievement of any of these targets at the end of the 5-year period, may result in extinction of the concession. Likewise, starting in the 6th year, non-compliance with said targets, will configure delinquency by the concession holder and shall imply in launching the contract expiry process, addressed the following: (i) efficiency in quality of service: non-compliance for three consecutive years; or (ii) economic-financial effectiveness: non-compliance for two consecutive years.

Onerous Contracts

Eletrobras was party to a number of energy purchase and sale contracts for concessions expiring between 2015 and 2017. With the enactment of Law no. 12,783/2013, a number of these contracts have become onerous for Eletrobras, given these were signed basic on the old tariff levels. Eletrobras estimated that, applying the tariffs in force at the time they were signed, they would be profitable. However, based on the new reduced tariffs, these contracts will result in additional losses for Eletrobras.

In 2014, Eletrobras performed a reversal of provisions for losses from onerous contracts. For more information about the reversal of these provisions, see explanatory note no. 33 of the 2014 Eletrobras consolidated financial statements.

In 2015, Eletrobras performed the establishment and reversal of provisions for losses in onerous contracts. For more information about the establishment and reversal of these provisions, see explanatory note no. 34 of the financial statements for fiscal year ended on December 31, 2015.

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The above-mentioned new generation and transmission tariffs for concessions renewed under the terms of Law no. 12,783/2013, in 2015, continued influencing the Company’s operational results as disclosed in its financial statements.

Generation Scaling Factor – GSF

Discussion on the financial effects of the generation companies part of the Mechanism for Reallocation of Energy (Mecanismo de Realocação de Energia – MRE) resulting from the Generation Scaling Factor – GSF progress throughout the year of 2015.

There was a wide sector level debate on the effects and solutions of the GSF within the administrative, regulatory, business, legislative and judicial scopes. Law no. 13,203/2015, of 08 December 2015, and ANEEL Normative Decision no. 684/2015, of 11 December 2015, established all the criteria for acceptance and conditions to agree on the hydrology risk stemming from the process of Provisional Measure no. 688/2015 (which received 78 amendments from Congress members) and of the four phases of the ANEEL Public Hearing no. 032/2015 (which received contributions from a wide number of agents).

It should be highlighted that, before the enactment of Law no. 13,203/2015, all the hydrology risk that might exist was taken on exclusively by the hydraulic generation agents participating in the MRE. So, when the GSF displayed a value lower than 1.0, i.e., when the total hydraulic generation resulting from the sum of the plants members of the MRE fell below the total Physical Guarantee of the same group, the difference was shared out among all the hydraulic generations, on a pro rata basis for their physical guarantees. Depending on the contracting status for each hydraulic generator, there might be a need to acquire the amount of energy missing from the market in the short term. After the enactment of Law no. 13,203/2015, generators were able to share the hydrology risk with consumers, by way of the payment of a “risk premium”.

The Eletrobras that acted in the debate of the GSF, in particular in the discussions in connection with the GSF for Itaipu (settled by Decree no. 8,401/2015), in the public hearing held by the National Electric Energy Agency - ANEEL on the topic, in the discussion of the companies with the Brazilian Association of Electric Energy Generation Companies – ABRAGE and in different meetings with the Ministry of Mines and Energy – MME and ABRAGE. Also, the company’s contributed with making the topic a legal issue, by having filed claims with a view to obtaining the application of the limits to the GSF and to push away the effect of the sharing of the delinquency in the Electric Energy Market Chamber (Câmara from Comercialização from Electric energy – CCEE).

The evaluation of the products available within the scope of the re-contracting of the hydrology risk, such as those listed in Resolution no. 684/2015, took into account the following aspects: the plants sales profile to the regulated (ACR) and free (ACL) contracting environments, their hedge strategy, forecast for de-contracting, simulations, Economic Financial Viability studies (EFV per type of product), analysis of the accounting impact, duration of Concession Contracts, cost of risk premium, legal analysis, additional risks from Contracting Energy from the Reserve, projections of the Price Net of Differences (Preço Líquido de Diferenças - PLD) and the destination of secondary energy among others.

Eletrobras’s final position with respect to the recontracting of the hydrology risk for its own assets is set out in the tables below (Tables I and II):

Table I: Summary of re-contracting of Eletrobras Companies - Own Assets
Company	ACR Re-contracting	ACL Re-contracting
Furnas[1]	YES	NO
Eletrosul[2]	YES	NO
Eletronorte[3]	YES	NO
Chesf[4]	NO	NO
CEPISA GT5	YES	NO

1 UHEs Serra da Mesa, Mascarenhas from Moraes, Itumbiara, Manso, Simplício and Batalha.

2 UHEs Passo São João, São Domingos and PCHs Barra do Rio Chapéu and João Borges (PCHs do not join ACR or ACL).

3 UHE Tucuruí.

4 UHE Sobradinho.

5 UHE Balbina.

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Table II shows the amounts object for re-contracting of the hydrology risk and the characteristics of the products chosen.

Table II: Summary of Re-contracting by Plant –Eletrosul, Furnas, Eletronorte and CEPISA GT (Own Assets)
Company	Plant	Amount to be Re-contracted (Aver. MW)	Product of Re-contracting ¹	Unit Risk Premium (R$/MWh)	Result to be reimbursed with respect to the effects of the re-contracting in the year 2015 (R$/MWh)	Term for postponing the payment of the premium starting January 2016 to reimbursement for 2015
Furnas	UHE Serra da Mesa	644	SP100	9.5	33.55	4 years, 6 months
	UHE Mascarenhas from Moraes	269	SP100	9.5	33.55	4 years, 6 months
	UHE Itumbiara	230	SP100	9.5	33.55	4 years, 6 months
	UHE Manso	90	SP100	9.5	33.55	4 years, 6 months
	UHE Simplício	187	SP100	9.5	33.55	4 years, 6 months
	UHE Batalha	47	SP100	9.5	33.55	4 years, 6 months
Eletrosul	UHE Passo São João	37	SP92	2.5	18.26	13 years, 3 months
	UHE São Domingos	36	SP92	2.5	18.26	13 years, 3 months
Eletronorte	UHE Tucuruí²	1063 (2016)	SP100	9.5	33.55	4 years, 6 months
		280 (2017-2019)
Amazonas Energia GT	UHE Balbina	132	SP100	9.5	33.55	4 years, 6 months

¹ In summary, SP products are those where the generator waives the possibility of marketing secondary energy. The indices, which varies from “100” to “89” means the level of protection for which the generator is willing to pay. Products “SP100” protects generators from any amount of GSF, i.e., “from 100%” (lower), the generator is risk free. Due to this feature – total protection against the effects of GSF – this is one of the most expensive products in the basket offered by ANEEL. Product “SP92”, in its turn, protects generators starting from a GSF of 0.92 or lower, i.e., generators agreed to bear up to 8% GSF. So, this product is relatively cheaper than “SP100”. Another difference between them is that the amount to be refunded for the exposure in connection with the effects of re-contracting for the year of 2015 (R$/MWh) is higher in product SP100, as can be seen in the table above.

² De-contracting in ACR starting in 2017.

With respect to SPEs, Eletrobras companies took part in the discussions within the scope of the consortia that took on a position before the options presented by ANEEL, as disposed below:

SPE GSF Re-contracting
SPE	Eletrobras Companies	Plant	Re-contracting ACR	Re-contracting ACL	ACR Re-contracting product
Energética Águas de Pedra	Eletronorte/Chesf	UHE Dardanelos	Yes	No	SP90
ESBR*	Chesf/ Eletrosul	UHE Jirau	n/d	n/d	SP90
Baguari Energia	Furnas	UHE Baguari	Yes	No	SP97
Teles Pires Participações S/A	Furnas/Eletrosul	UHE Teles Pires	No	No	Not applicable
Enerpeixe S/A	Furnas	UHE Peixe Angical	Yes	No	Aneel didn’t approve
Chapecoense	Furnas	UHE Foz do Chapecó	Yes	No	SP100
Retiro Baixo	Furnas	UHE Retiro Baixo	Yes	No	SP97
Santo Antônio Energia**	Furnas	UHE Santo Antônio	Yes	No	SP93
Serra do Facão Energia	Furnas	UHE Serra do Facão	Yes	No	SP100
Cia Energética Cruzeiro do Sul	Eletrosul	UHE Mauá	Yes	No	SP92

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* UHE Jirau: The table above, refers to the Auction portion 002/2011 (A-3). The renegotiation of the portion related to the Auction 05/2008 was the SP92 product.

** UHE Santo Antonio: asked for re-contracting conditioned to acceptance of Aneel regarding the fragmentation of settlements in the CCEE, however, Aneel yet not pronounced.

The redefinition of the agreement on hydrology risk is expected to reduce the negative financial effects for the companies in scenarios of low hydrology (such as those seen in 2014 and 2015), in so far as part of the risk will be transferred to consumers by way of payment of the risk premium by the Company for each range of protection.

Additionally, backdating of re-contracting to January 2015 constitutes an important factor for decision-making by the Eletrobras subsidiaries.

Non-joining by Chesf is related to the specificities for allocation and pass-through of a large part of the hydrology risk of UHE Sobradinho to electro intensive consumers as a function of Law no. 13.182/2015, that enabled the renewal of the concession contract for that plant in terms different from those currently established by Law 12,783/2013, not subject, at least totally, to the quota regime.

In so far as concerns the energy sold on ACL, § 4 of Art 1 of Law no. 13,203/2015 establishes that “the portion of the hydrology risk linked to non-contracted energy in the Regulated Contracting Environment will be re-contracted by the generation agents taking on, a minimum, of 5% (five percent) of the energy in entitlements and obligations linked to the energy reserve object of art. 2 of Law no. 10,848, of 15 March 2004”, in the conditions defined by its I Insets and II.

So, the technical teams of Eletrobras companies, after examining Normative Decision no. 684/2015, of Law no. 13,203/2015 and the specificities of each one of their plants, and further considering the level of uncertainties involved, such as for example, the conditions in which the auctions for reserve energy therein described will be held, decided not to re-contract the hydrology risk for their plants with respect to the amounts marketed on ACL, given that the value of the re-contracting has proven to be very high. It should be highlighted further that this decision is aligned with what the majority of the generator agents on the market chose for the ACL.

More details about the perceived impact in the Company revenues with respect to GSF can be found in the Eletrobrás annual financial statements for fiscal year ended on December 31, 2015 in explanatory note no. 15.

Investment in CELG-D

On 26 September 2014, in ExtraAnnual General Meeting, Eletrobras shareholders approved the acquisition of the shareholding control for Celg-D Distribuição S.A. – Celg-D. since then, this company appears consolidated in the Eletrobras financial statement because, for accounting purposes, the effective date of combination of the business coincides with the date of the 3rd ITR in 2014. However the effective transfer of the ownership of the ordinary shares only occurred in January 2015.

On 28 December 2015, Company shareholders attending the 164th Eletrobras ExtraAnnual General Meeting, approved the extension of the concession of the energy distribution service by Celg-D, as well as the sale of the shareholding interest held by ELETROBRAS Celg-D. So, as of 28 December 2015, Celg-D is presented in an unconsolidated form in the Eletrobras Financial Statements for the fiscal year ended on December 31, 2015. In this way, Celg-D equity balances disclosed in the Eletrobras consolidated financial statements for fiscal year ended on December 31, 2015, are shown as assets maintained for sale. In their turn, in the consolidated cash flow and P&L statements, amounts for Celg-D until 28 December 2015, date on which the measures required for sale of the shareholding interest held by Eletrobras, were maintained in their respective lines.

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Electric Energy Market

In 2015, the consumption of electric energy in Brazil fell by 2.1% as compared to 2014. The main responsible for this drop were the industrial and residential sectors. The biggest drop was observed in the industrial sector with 5.3% with respect to the aggregate for 2014. Throughout 2015, the consumption of this class showed drops month on month, intensified in the second semester (reduction of 7.7% in the last quarter, the biggest for the year). In addition, in 2015, 12 of the 13 largest consumers of electricity in the industrial sector had negative results. Metallurgy, the most energy intensive industrial segment in Brazil, led this situation (-12.5%), followed by the automotive segment (-10.9%). The residential sector showed a reduction of 0.7% in relation to 2014, due to a combination of several factors, such as, for instance, the negative economic scenario and the increase in price of the average tariff for end consumers. In addition, in 2015, the expansion of residential consumer units (2.5% as compared to 2014) fell below the historic average registered since 2004 (around 3.5%).

In 2014, the consumption of electric energy had an increase of 2.1% as compared to 2013, superior to the growth of the GDP in the same period (of 0.1%). All consumer classes have growth and consumption of electric energy, with standout for the residential, commercial and service classes that 5.73% and 7.3%, respectively.

In 2013, consumption of electric energy in the industrial sector increased due to the increased consumption observed in the country’s Northeast and Southeast regions. The Midwest region also showed major growth and consumption of energy in its industrial sector, with an increase of 11.6% for the year.

Itaipu

Itaipu, one of the world’s largest hydroelectric power plants, is owned jointly by Brazil and Paraguay and was created based on a treaty between these two countries, which also regulates the operating terms for the venture.

According to the treaty that established Itaipu, Eletrobras is obliged to market not only the 50% of the energy produced that belongs to Brazil, but also part of the energy belonging to Paraguay, which is not. Due to this Treaty, Eletrobras markets around 95% of the energy generated by Itaipu. Articles 7 and 8 of Law no. 5,899, of 5 July 1973, establish the standards to be used by the distribution companies to calculate the amount of energy purchased from Itaipu.

Despite Itaipu generating a high amount of electric energy, the Itaipu treaty requires that sales of the energy produced by Itaipu take place in a not-for-profit format, i.e., without net effects on the results of Eletrobras.

In order to comply with this requirement, the profits stemming from the sales of energy from Itaipu are credited in following periods in the residential and rural consumer energy bills through the National Interlinked System (thereby reducing Eletrobras revenues from the sales of energy) with losses being taken into account by ANEEL in calculating the tariffs for electric energy in the following periods.

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Backed by Law no. 11,480, of 30 May 2007, Eletrobras has been able to apply a readjustment factor to any financial contract signed between it and Itaipu, as well as any concessions of credits between the Company and National Treasury occurring before December 31, 2007. The purpose of this readjustment factor was to offset the impact of inflation rates in the United States on the payments in North American dollars. In this sense, the readjustment factor is calculated based on the consumer price index - CPI and on another index that tracks price variations in industry. Law no. 11,480/2007 was revoked and Decree no. 6265, of 22 November 2007 was published, determining that a factor equivalent to the previous readjustment factor be passed through to the energy distribution companies annually. Eletrobras applies the full readjustment factor to the contracts for loans signed with Itaipu, even if it is responsible for 30% of the total amount.

For more details about the accounting treatment for Itaipu, see item IV in explanatory note 3.10 of Eletrobras consolidated financial statements for the fiscal year ended on December 31, 2015.

Variations in Exchange Rate

Fluctuations in the value of the real with respect to the North American dollar, in particular devaluation and/or depreciation of the real, had and continue to have an effect on the Company results, possibly having a material impact on the results, in particular in component “Exchange Variations”. In compliance with the Itaipu Treaty, all revenues from Itaipu are established in US dollars.

On December 31, 2015, Eletrobrás had a positive exposure (more assets than liabilities in US dollar), in particular due to the operations with Itaipu (Sales and Loans/Financing).

In Eletrobras financial statements, the effects stemming from financing granted by Eletrobras to Itaipu (due to exchange variation) are booked directly in the Eletrobras Financial Results. Asset and liabilities stemming from operations with Itaipu, are booked in the Eletrobras balance sheet, respectively in lines “Financial Asset” in segments Current and Non-Current. For more information on the effects of exchange rate variations on the Compant results see Explanatory Note no. 18 of the annual Financial Statements for fiscal year ended on December 31, 2015.

Eletronorte

The corporate objective of subsidiary Eletronorte, among other activities: a) undertake studies, projects, construction, operation and maintenance of generating plants, substations, transmission lines and associated communications systems, distribution and sales of electric energy and transmission of data, voice and images, and to this end is entitled to import or export electric energy as well as undertake the commercial activities required of this purpose; b) take part in research of interest to the power sector in connection with generation and transmission, as well as studies for multiple uses of reservoirs; c) provide laboratory, operation and maintenance services for power generation and transmission systems, technical, operational and administrative support to companies providers of the public utility service in electric energy; d) participate in associations and organizations of technical-scientific and entrepreneurial nature, of regional, national or international scope, of interest to the power sector; e) participate, with or without inputs of funds, in establishing business consortia or participate in corporations, with or without the controlling interest, targeted at exploring generation or transmission of electric energy, under the regime of concession or authorization.

The better part of Eletronorte’s revenue stems from the delivery and supply of electric energy and the availability of the transmission systems it operates. These operations are supported by electric energy purchase and sale contracts and the availability of the transmission system, as well as from short term operations, performed through the Electric Energy Commerce Chamber (CCEE) highlighting that one of Eletronorte’s main sources of revenue is the exploration of Samuel Hydroelectric Power Plant – UHE Samuel, whose initial concession term ran out in September 2009. On 18 July 2006, Eletronorte submitted to ANEEL a request for the extension of the concession term granted to UHE Samuel and the ensuing signature of a new concession contract. On 11 March 2010, ANEEL granted a 20-year extension of the concession contract for UHE Samuel.

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In fiscal year ended on December 31, 2015, Eletronorte’s net operating revenue remained practically stable with respect to the previous fiscal year, going from R$ 6.0 billion in fiscal year ended on December 31, 2014 to R$ 5.9 billion 2015.

There are two important long-term electric energy supply contracts with two of its main customers: Consórcio de Alumínio do Maranhão – Alumar, formed by BHP Billiton, Alcoa and Alumínio Brasileiro S.A. – Albrás. Part of the revenue from these long-term contracts is linked to a premium paid based on the international price of aluminum, quoted on the London Metal Exchange (LME), as basic input in defining the monthly premium amount which may be considered a component of a hybrid contract (combined), that includes a non-derivative contract containing it, so that the cash flow for the instrument combined, in some circumstances, varies as if it were a stand-alone derivative.

So, the premium is considered a built in derivative, since its pricing derives from the price of aluminum that, in this case, is defined as a basic input, also known as underlying asset. The losses raised with the operation of derivatives in fiscal year ended o December 31, 2015 was of R$ 222 million, as compared to a gain of R$ 375 million in fiscal year ended on December 31, 2014.

Regulated Distribution Tariffs

In fiscal year ended on December 31, 2015, 31.76% of Eletrobras net revenues came from the distribution of electric energy. Electric energy distribution companies overall posted losses, that will probably continue to take place, given that the tariffs that they are allowed to charge are regulated and adjusted by ANEEL.

Starting in January 2015, energy bills operate under the Tariff Flag System. Green, amber or red flags will indicate whether the cost of energy is higher or lower, as a function of the power generation conditions. Electric energy in Brazil is predominantly generated by hydropower plants. In order to operate, these plants depend on rain and the level of the water in the reservoirs. When there is little water stored, thermal generation plants must be actuated in order to spare the water in these reservoirs. This raises the cost of generation since these termal generation plants are powered by fuels like natural gas, coal, fuel oil or diesel. On the other hand, when the level of water stored is high, the thermal generation plants do need to be actuated and the cost of generation is lower.

Flags will be adopted considering the following criteria:

  A green flag every time the cost of energy falls below R$ 200/MWh, implying in favorable energy generation conditions and no add-on to the tariff.

  A yellow flag every time the cost of operation for the system falls between R$ 200/MWh and R$ 350/MWh: less favorable generation conditions and an dd-on to the tariff of R$ 2.50 per 100kW/h consumed.

  A red flag will be used when the cost of operation exceeds R$ 350/MWh: more expensive generation conditions with a tariff add-on of R$ 4.50 per 100kW/h consumed.

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In summary, the flag system, that started to be applied in January 2015, reflects the generation conditions and signals consumers with the option of reducing their consumption and influence the final cost of energy generation.

The regulatory environment of 2015 featured a number of uncertainties for the power distribution sector, due to the regulation of conditions with respect to extension of distribution concessions only occurring in October 2015. This situation had a major effect on the attraction of funds for financing of investments. In addition, with the exception of Celg-D, the renewal of the other Eletrobras distribution companies were taken off the agenda, at the 164th Eletrobras Extraordinary General Shareholders Assembly, held on 28 December 2015, on request of the representative of the Federal Union, for the purpose of studying the issue better and the model to be adopted in the event of the decision to extend the distribution concessions. So, subsidiaries Cepisa, Ceal, Eletroacre, Ceron, Boa Vista, Amazonas Energia, requested, on 28 December 2015, an extension of the term to sign the respective amendment term, in the terms of Provisional Measure no. 706, of 28 December 2015, granting a 210-day term counted from that date for the distribution companies to sign their respective contract amendment terms.

Fixed Transmission Revenues

Different from the revenues for the activities of distribution in generation, the revenues for the transmission activities are fixed by the Federal Government. This applies to all electric energy companies with transmission operations in Brazil. Consequently, revenues for the transmission activity do not increase nor reduce based on the amount of electric energy transmitted. The Federal Government establishes a rate from the fixed revenue for transmission at each year that consumers must pay for and this is passed to as the revenue for the transmission activity.

Impairment

Impairment is the accounting recourse used to adapt the value of a given asset to its actual economic return capacity. Impairment is applied on permanent assets, assets with undefined lifetimes (goodwill), assets available for sale and investments in discontinued operations.

In the case of Eletrobras, the estimated recoverable value for its long-term assets is based on the “value in use” for each asset, given the absence of a market capable of absorbing the infrastructure acquired by the Company and linked to the operation of the ventures in connection with the concessions held. The value in use is determined based on the present value of the estimated future cash flow.

Amounts attributed to the assumptions represent the assessment of the Company Management of future trends of the power sector and are based both on external sources of information and on the historical database. The cash flow was projected based on the operational result and projections made by the Company to the expiry of the concession. When identified the need to establish provisions for the reduction in the long trerm asset recoverable value, this provision is recognized in the result for the period in line Operational Provisions.

In fiscal year 2015, due to the constitution of a number of impairment provisions and above all in connection with the recognition of a provision for reduction of the recoverable value for the Angra 3 Thermal Nuclear plant venture, causing a reduction in the corresponding Permanent Asset, impacting materially in the Company’s results. On December 31, 2015, the aggregate “impairment” value in connection with the Angra 3 Plant in permanent asset was of R$ 6.01 billion, as compared to the R$ 1.1 billion on December 31, 2014. For more details on the impact of impairment in the results of the Company see Explanatory Note no. 20 of the Annual Financial Statements for fiscal year ended on December 31, 2015.

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P&L statements

Fiscal year ended on December 31, 2015 as compared to fiscal year ended on December 31, 2014

Centrais Elétricas Brasileiras S.A. – Eletrobras Profit and Loss Statement - IFRS e BR GAAP
(in thousands of Reais)	Fiscal year ended on
					2015 x
	2015	AV%	2014	AV%	2014
OPERATIONAL REVENUE

Generation
Supply	12,310,243	37.77%	12,175,362	40.40%	1.11%
Delivery	3,571,809	10.96%	3,317,103	11.01%	7.68%
CCEE	1,811,552	5.56%	3,817,976	12.67%	-52.55%
Revenue from Operation and Maintenance from Renewed Lines	1,882,637	5.78%	1,803,127	5.98%	4.41%
Revenue from Construction of Lines	148,403	0.46%	240,040	0.80%	-38.18%
Pass through from Itaipu	234,425	0.72%	(97,740)	-0.32%	-339.85%
	19,959,069	61.25%	21,255,868	70.53%	-6.10%
Transmission
Revenue from Operation and Maintenance	2,695,611	8.27%	2,201,268	7.30%	22.46%
Revenue from Construction – renewed lines	2,077,616	6.38%	1,786,195	5.93%	16.32%
Financial - Return on Investment	838,087	2.57%	714,409	2.37%	17.32%
	5,611,314	17.22%	4,701,872	15.60%	19.34%
Distribution
Supply	14,835,424	45.52%	7,310,337	24.26%	102.94%
Revenue from construction	1,011,518	3.10%	873,413	2.90%	15.81%
CVA amd other financial componentes	324,120	0.99%	38,477	0.13%	742.37%
	16,171,062	49.62%	8,222,227	27.28%	96.67%

Other Revenues (net of off-sets)	1,484,430	4.56%	1,339,294	4.44%	10.84%

(-) Deductiond from Operational revenue
(-) Sector charges	(2,313,660)	-7.10%	(1,005,014)	-3.33%	130.21%
(-) ICMS	(3,877,677)	-11.90%	(1,683,781)	-5.59%	130.30%
(-) PASEP and COFINS	(4,108,891)	-12.61%	(2,685,562)	-8.91%	53.00%
(-) Other Deductions	(336,810)	-1.03%	(7,097)	-0.02%	4.645.81%
	(10,637,038)	-32.64%	(5,381,454)	-17.86%	97.66%

Net operational revenue	32,588,838	100.00%	30,137,807	100.00%	8.13%

OPERATIONAL COSTS

Energy purchased for resale	(10,766,227)	-33.04%	(10,424,699)	-34.59%	3.28%
Charges on use of power grid	(1,737,959)	-5.33%	(1,523,379)	-5.05%	14.09%
Fuel for production of electric energy	(1,249,836)	-3.84%	(1,479,633)	-4.91%	-15.53%
Construction	(3,237,537)	-9.93%	(2,899,648)	9.62%	11.65%
	(16,991,559)	-52.14%	(16,327,359)	54.18%	4.07%

GROSS RESULT	15,597,279	47.86%	13,810,448	45.82%	12.94%

OPERATIONAL EXPENSES
Personnel, Material and Services	(9,495,417)	-29.14%	(8,485,373)	-28.16%	11.90%
Compensation and reimbursement	(348,874)	-1.07%	(386,824)	-1.28%	-9.81%
Depreciation	(1,417,856)	-4.35%	(1,387,034)	-4.60%	2.22%
Amortization	(424,744)	-1.30%	(390,262)	-1.29%	8.84%
Donations and contributions	(215,116)	-0.66%	(251,415)	-0.83%	-14.44%
Operational provisions/reversals	(14,639,285)	-44.92%	(1,754,660)	-5.82%	734.31%
Staffing adaptation plan	-	n/a	(219,299)	-0.73%	n/a
Others	(2,131,954)	-6.54%	(1,675,350)	-5.56%	27.25%
	(28,673,246)	-87.98%	(14,550,217)	-48.28%	97.06%
OPERATIONAL RESULT BEFORE FINANCIAL RESULT	(13,075,967)	-40.12%	(739,769)	-2.45%	1,667.57%

FINANCIAL RESULT
Financial Revenues
Revenues from interest, commisions and fees	1,128,406	3.46%	1,071,107	3.55%	5.35%
Revenue from financial investments	1,122,643	3.44%	1,020,654	3.39%	9.99%
Moratorium add-on on electric energy	709,404	2.18%	323,300	1.07%	119.43%
Active monetary updates	3,765,236	11.55%	346,141	1.15%	987.44%
Active Fx variations	10,251,948	31.46%	295,553	0.98%	3,368.73%
Compensation from Indemnities - Law no. 12,783/13	115,407	0.35%	1,018,952	3.38%	-88.67%
Regulatory asset update	229,608	0.70%	-	n/a	n/a
Gains from derivatives	0	0.00%	382,614	1.27%	-100.00%
Other financial revenues	629,589	1.93%	747,433	2.48%	-15.77%

Fiancial expenses
Charges on debt	(6,340,458)	-19.46%	(3,448,734)	-11.44%	83.85%
Charges on Merchant lease	(273,391)	-0.84%	(279,716)	-0.93%	-2.26%
Charges on Shareholder Resources	(40,511)	-0.12%	(87,047)	-0.29%	-53.46%
Passive monetary update	(1,362,380)	-4.18%	-	0.00%	n/a
Passive Fx variation	(10,219,318)	-31.36%	-	0.00%	n/a
Regulatory liability update	(130,502)	-0.40%	-	0.00%	n/a
Losses from derivatives	(221,666)	-0.68%	-	0.00%	n/a
Other financial expenses	(1,063,039)	-3.26%	(695,632)	-2.31%	52.82%
	(1,699,025)	-5.21%	694,625	2.30%	-344.60%

RESULT BEFORE SHAREHOLDING INTERESTS	(14,774,992)	-45.34%	(45,144)	-0.15%	32.628.58%

RESULT OF SHAREHOLDING INTERESTS	531,446	1.63%	(1,216,840)	-4.04%	-143.67%

OPERATIONAL RESULT BEFORE INCOME TAX AND SOCIAL CONTRIBUTIONS	(14,243,546)	-43.71%	(1,261,984)	-4.19%	1.028.66%

Current income tax and social contribution	(546,812)	-1.68%	(82,483)	-0.27%	562.94%
Deferred income tax and social contributions	(163,300)	-0.50%	(1,618,035)	-5.37%	-89.91%
	(710,112)	-2.18%	(1,700,518)	-5.64%	-58.24%

NET PROFIT (LOSS) FOR FISCAL YEAR	(14,953,658)	-45.89%	(2,962,502)	-9.83%	404.76%

PART ATTRIBUTED TO CONTROLLING ENTITIES	(14,441,607)	-44.31%	(3,031,055)	-10.06%	376.45%
PART ATTRIBUTED TO NON CONTROLLING ENTITIES	(512,051)	-1.57%	68,553	0.23%	-846.94%

NET LOSS PER SHARE	(R$ 10.67665)		(R$ 2.24085)

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Comparison of results for years ended on December 31, 2015 and December 31, 2014:

The table below contains the Eletrobras operational expenses and revenues (as a percentage of net operational revenue):

	Fiscal year ended on 31 December
	2015	2014
Revenues
Generation	61.25%	70.53%
Transmission	17.22%	15.60%
Distribution	49.62%	27.28%
Others operational revenues	4.56%	4.44%
Taxes on revenues	(32.64)%	(17.86)%
Net operational revenue	100.0%	100.0%
Expenses
Operational costs	(52.14)%	(54.18)%
Operational expenses	(87.98)%	(48.28)%
Financial Result	(5.21)%	2.30%
Shareholding interests result	(1.63)%	(0.15)%
Taxes on income	(2.18)%	(5.64)%
Net profit	(45.89)%	(9.83)%

Consolidated P&L Statements

This topic brings an overview of the consolidated results for Eletrobras, net of off-sets between the segments, which are discussed with respect to each segment below.

Net Operational Revenue

The net operational revenue increased in R$ 2,451 million, or 8.13%, corresponding to R$ 32,589 million in 2015, as compared to R$ 30,245 million in 2014, with the increase having bee. caused mainly by:

  An increase of R$ 7.949 million, or 96,67% in operational revenues of the distribution segment, ,R$ 8.222 million in 2014 to R$ 16,171 million in 2015, due to the consolidation of Celg-D results in the 2015 results (given that the acquisition took place in September 2014, only the last quarter 2014 was captured in the Eletrobras consolidated results in 2014). If Celg-D revenues are not included, revenues for the distribution segment showed an increase of 26.2%, going from R$ 6,491 in 2014 to R$ 8,193 in 2015. The noted increase on supply revenue, due mainly to the annual readjustment and the implementation of the tariff flags, off-set by an increase in sector charges. If Celg-D revenues are not included, revenues for from supply of energy increased in 5.2%, going from R$ 7,310 million in 2014 to R$ 7,689 million in 2015. The amount of sold energy moved from 28.8 TWh to 29.5 TWh in 2015. The construction revenue moved from R$ 873 millions in 2014 to R$ 1,012 millions in 2015, although with no impacts in the company results, once an equal amount has been recognized as construction cost.

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  An increase of R$ 909 million, or 19.34%, in the operational revenues of the transmission segment, going from R$ 4,702 million in 2014 to R$ 5,611 million in 2015, influenced, in particular, by the growth of the revenues from operation and maintenance and in the revenues from update of the return rate. This variation was mainly influenced by the 22.5% growth of operating revenues and maintenance, and by the growth of 17.3% upon the upgrade of rate of return. This variation is mainly explained by the annual tariff adjustment, positively influenced by the rise in the IPCA, new revenues from investments in improvements and reinforcements in the system and by the beginning of operations of new investments. Construction revenue increased from R $ 1,786 million in 2014 to R $ 2,078 million in 2015, but without effect on the outcome, since it has equivalent amount recorded as cost of construction.

This growth was partially off-set by a reduction of 6.10% in generation revenues, going from R$ 21,256 million in 2014 to R$ 19,959 million in 2015. This reduction was influenced by the drop in the revenue from sale of energy on the short-term market in the Electric Energy Commerce Chamber - CCEE, as well as the reduction in supply revenue of Eletronuclear subsidiaries, due to the shutdown held in Angra plant 2 in October 2015, and CGTEE, due to the reduction in the generation of power plants combined with reimbursement obligations verified by the 3rd quarter 2015 . The sale of energy in the short-term market moved from R$ 3,818 million in 2014 to R$ 1,812 million in 2015, due, mainly, to sales of energy in the long-term, by subsidiairies Furnas and Eletronorte in the A-1 auction in 2014 (13º and 14º Energy Auctions) and the reduction in the Difference Settlement Price (PLD) in 2015. The reduction in sales in short-term at CCEE was partially compensated by the 1.11% increase in supply revenues, going from R$ 12,175 million in 2014 to R$ 12,310 million in 2015, especially by  the energy sold in these auctions A-1. After 13rd Energy Auction 2014, Eletronorte and Furnas negotiated respectively 280 MW and 531 MW by December 2019, for R $ 271 / MWh. In the 14th Energy Auction 2014, Furnas also negotiated 352 MW by December 2017, for approximately R $ 201 / MWh. The sale of such auctions reduced the availability of energy for sale in the short term, but on the other hand, secured an important source of supply revenue, particularly due to the fall of the PLD. The supply revenue also increased by 7.7%, going from R$ 3,317 million to R$ 3,572 million. The total volume of energy sold of Eletrobras companies increased from 229 TWh in 2014 to 234 TWh in 2015. Construction revenue increased from R $ 240 million in 2014 to R $ 148 million in 2015, although with no impacts in the company results, once an equal amount has been recognized as construction cost.

Operational Costs and Expenses

Operational costs and expenses showed an increase of R$ 14,787 million, or 47.89%, corresponding to R$ 45,665 million in 2015, as compared to R$ 30.878 million in 2014.

This increase was caused mainly by:

  an increase of R$ 12,885 million, or 734.31%, in operational provisions, influenced, mainly, (i) by recognition of the impairment, in the amount of R$ 5,991, strongly impacted by the impairment of Angra 3 Plant, in the amount of R$ 4,973 million, mainly fundamented on the review of the beginnig of the operation regarding the referred plant and the variation in the discount rate used to perform the asset recoverability test, due to the changes occurred in Brazilian macro-economic conditions (It was also carried out impairments in new assets that came into operation); (ii) by the provision for contingencies for the amount of R$ 7.084 million, with standout for the provisions in connection with the compulsory loan, for the amount of R$ 5,283 million and values adjustments and lawsuits risk classifications at Furnas and Chesf; (iii) by the growth in the provision for bad credits from consumers and resellers (PCLD), for the amount of R$ 643 million, influenced, mainly, by the review of PCLD criteria in distribution companies of Eletrboras, specially of Celg-D.

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  An increase of 11.90% in the Personnel, Material and Service (PMS) accounts, going from R$ 8,485 million in 2014 to R$ 9,495 million in 2015. Personnel, material and service accounts showed, respectively, growths of 7.05%, 2.62% and 23.63%. The services account grew 23.63%, going from R$ 2,566 million in 2014 to R$ 3,172 million in 2015 and the personnel account had an increase of 7.05%, going from R$ 5,609 million in 2014 to R$ 6,005 million in 2015. When disregarding the expenses for CELG-D, Personnel account increased by 1.0%, below the period’s inflation, from R $ 5,532 million in 2014 to R $ 5,668 million in 2015, influenced by the effect of Incentive plan to Power Off (PID), demonstrating the Company's efforts to reduce costs.

  an increase of R$ 215 million, or 14.09%, on charges for use of the power grid, going from R$ 1,523 million in 2014 to R$ 1,738 million in 2015, due to the increased of the power grid by third parties, especially with the consolidation of Celg-D. Excluding CELG-D expenditures in the grid Use account, there is a growth of 3.2% and an amount of R $ 1,572 million in 2015.

  an increase of 3.28% in electric energy purchased for resale, going from R$ 10,425 million in 2014 to R$ 10,766 million in 2015. Excluding CELG-D expenditures for the purchase of electricity for resale, there is a reduction of 7.1% and an amount of R $ 8,378 million in 2015 against R $ 7,820 million in 2014, mainly influenced by reducing the PLD.

This increase was partially off-set by a reduction of R$ 230 million, or 15.53%, in expenses with fuel for production of electric energy, going from R$ 1,480 million in 2014 to R$ 1,250 million in 2015, due to, mainly, to the reduction in the generation on the thermal plants of Eletrobra’s Companies, in 2015.

Financial Result

The net financial result showed a reduction of 344.60%, or R$ 2,394 million, corresponding to expenses of R$ 1,699 million in 2015, as compared to revenues of R$ 695 million in 2014. This reduction resulted mainly from:

  An increase of R$ 2,891 million in debt charges, going from R$ 3,449 million in 2014 to R$ 6,340 million in 2015, mainly due to the increased consolidated indebtedness for Eletrobras, also influenced by interests related to debts with distribution’s companies suppliers; and

  A reduction of R$ 1,092 million in compensation for indemnities (Law no. 12,783/2013), due to the reduction of the debit balance related to payments and the recalculation of interest and updates of these indemnity claims.

This reduction in the net financial result was partially offset by a net increase of R$ 2,056 million, or 594.18% in the revenue from monetary updates, going from R$ 346 million in 2014 to R$ 2,402 million in 2015, due to a material positive variation in the IPCA and IGP-M during 2015, with these índices being the main ones applicable to loans granted by Eletrobras. Disregarding the financial result of CELG-D, the financial result was negative in the amount of R $ 832 million in 2015, compared to a positive amount of R $ 823 million in 2014.

Result of Shareholding Interests (profits and losses)

The Result of Shareholding Interests (profits and losses) showed an increase of R$ 1,748 million, going from a negative result of R$ 1,216 million in 2014 to a positive result of R$ 531 million in 2015, mainly caused by the elevated negative losses in 2014 of SPE Madeira Energia (UHE Santo Antonio).

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Income Tax and Social Contribution

Amounts corresponding to income tax and social contribution had an reduction of R$ 990 million, or 58.24%, corresponding to R$ 1,701 million in 2014, as compared to R$ 710 million in 2015. The reduction was caused, mainly by the entry of a non-recurring net tax credit for the amount of R$ 1,150 million by Eletronorte in 2014, without a corresponding entry in 2015.

Net Loss

As a result of the above-mentioned factors, Eletrobras consolidated net loss in 2015 had an increase of R$ 11,991 million, going from R$ 2,963 million in 2014 to R$ 14,957 million in 2015.

Results for the Generation segment

Net Operational Revenue

The Net Operational Revenue for the generation segment showed a reduction of R$ 1,687 million, or 8.47%, going from R$ 19,929 million in 2014 to R$ 18,242 million in 2015, due to the factors described below.

Sale of electric energy

Sales of electric energy showed an increase of R$ 135 million, or 1.11%, for a total of R$ 12,310 million in 2015, as compared to R$ 12,175 million in 2014, due to the increased energy sales volume in 2015, going to 278.6 TWh in 2015 as compared to 244.2 TWh in 2014.

Electric Energy on the Short-term Market

The negotiation of electric energy on the short-term market of the Electric Energy Commerce Chamber – CCEE had a reduction of R$ 2,006 million, or 52.55%, going from R$ 3.818 million in 2014 to R$ 1,812 million in 2015, mainly due to the sales of energy of subsidiaries Furnas and Eletronorte in A-1 auction in 2014 and a reduction in the Difference Settlement Price (PLD) in 2015.

Itaipu Financial Effect

The amount with reference to the financial effect caused by sale of energy from Itaipu showed na increase of R$ 332 million, or 339.85%, for a total revenue of R$ 234 million in 2015, as compared to an expense of R$ 98 million in 2014.

Operational Expenses

Operational expenses for the generation segment showed an increase of R$ 7,906 million, or 49.75%, for a total of R$ 23,799 million in 2015 as compared to R$ 15,893 million in 2014. The main components in this increase were:

  An increase of R$ 9.155 million, or 687.31%, in operational provisions, going from a revenue of R$ 1,332 million in 2014 to an expense of R$ 7,823 million in 2015 due to mainly the recognition of the R$ 5,507 million in impairment, in particular in reference to the investment in the Angra 3 Plant, for the amount of R$ 4,973 million, resulting essentially from the variation of the discount rate used in performing the asset recoverability test, due to the changes occurred in the Brazilian macro-economic conditions.

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  An increase of other operacional expenses for the amount of R$ 277 million, or 41.84%, going from R$ 662 million in 2014 to R$ 939 million in 2015, mainly for the increased perceived in leases and rentals for the amount of R$ 87 million in 2015 and an increase of R$ 59 million in irrecoverable losses; and

•         An increase of R$ 96 million, or 2.74%, in personnel, supplies and services expenses, going from R$ 3,505 million in 2014 to R$ 3,601 million in 2015, mainly due to the variation of the IPCA, used to readjust staff salaries, applied on a smaller staff headcount in 2015 after the implementation of the Eletronuclear voluntary redundancy plan.

Income Tax and Social Contribution

Amounts corresponding to expenses with income tax and social contribution had a reduction of R$ 3,872 million, going from R$ 3,999 million in 2014 to R$ 127 million in 2015. The reduction was mainly caused by a write-off of tax credit registered in 2014 without conter-part in 2015.

Results in the Transmission segment

Net Operational Revenue

The Net Operational Revenue for the transmission segment had an increase of R$ 688 million, or 13.82%, for a total of R$ 5,665 million in 2015, as compared to R$ 4,978 million in 2014, for the factor listed below.

Operation and Maintenance

Revenues from operation and maintenance of assets showed na increase of R$ 915 million, or 41.57%, going to R$ 3,116 million in 2015, as compared to R$ 2,201 million in 2014, mainly due to the annual tariff readjustment on the amount of the Annual Permitted Revenue, in addition to the approval from ANEEL for new assets and investments.

Construction

Revenues from construction had an increase of R$ 291 million, or 16.32%, going to R$ 2,078 million in 2015, as compared to R$ 1,786 million in 2014, mainly due to the increase in investments made in the transmission segment.

Operational Expenses

Operational expenses for the transmission segment had an increase of R$ 2,559 million, or 54.41%, corresponding to R$ 7,262 million in 2015, with R$ 4.703 million in 2014. The main components for this increase were:

  An increase of R$ 1,705 million in operational provisions, going from a revenue of R$ 22 million in 2014 to na expense of R$ 1,683 million in 2015, mainly due to the establishment of provisions in connection with certain onerous contracts for the amount of R$ 263 million and the establishment of provisions in relation to lawsuits and administrative claims; and

  An increase of R$ 286 million, or 10.37%, in expenses with personnel, supplies and services, going from R$ 2,760 million in 2014 to R$ 3,046 million in 2015, mainly due to the variation of the IPCA, used in readjusting wages.

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Income Tax and Social Contribution

Income tax and social contribution credits reduced in around R$ 2,241 million, going from R$ 2,518 million in 2014 to R$ 277 million in 2015. The reduction was caused mainly by the write-off of a tax credit registered in 2014 without counterpart in 2015.

Results of the Distribution segment

Net Operational Revenue

Net Operational Revenue for the distribution segment had an increase of R$ 3,688 million, or 55.33%, for a total of R$ 10,352 million in 2015, as compared to R$ 6,664 million in 2014. This increase resulted, mainly, from the increase in revenue with supply of electric energy, for the amount of R$ 7,525 million, or 102.94%, corresponding to R$ 14.835 million in 2015, as compared to R$ 7,310 million in 2014.

Operational Expenses

Operational Expenses for the distribution segment had an increase of R$ 3,813 million, or 59.05%, for a total of R$ 10,270 million in 2015, as compared to R$ 6,457 million in 2014. The main reasons for the reduction were:

  An increase of R$ 1,926 million, or 52.06% in the cost of electricity purchased for resale, going from R$ 3,699 million in 2014 to R$ 5,625 million, mainly due to the acquisition of Celg-D in September 2014, in addition to an increase in the cost of acquition for fuel for generation of energy at Amazonas Energia;

  An increase of R$ 886 million, in operational provisions, going from a revenue of R$ 593 million in 2014 to na expense of R$ 294 million in 2015, mainly due to an impairment of R$ 94 million and the increase in provision for bad credits from consumers and e resellers (PCLD), which reached the amount of R$ 643 million, influenced, mainly, by the review in the PCLD criteria applied in distribution companies and by the consolidation of Celg-D;

  An increase of R$ 626 million, or 43.04%, in costs with personnel, supplies and services, going from R$ 1,456 million in 2014 to R$ 2,082 million in 2015, mainly due to the acquisition of Celg-D in September 2014 and the variation of the IPCA, used in staff wage readjustment calculations.

Results for the Administration Segment

Operational Costs and Expenses

Operational Costs and Expenses for the Administration Segment had an increase of R$ 5,745 million, or 94.58%, for a total of R$ 11,819 million in 2015, as compared to R$ 6,074 million in 2014. The main reasons for this increase were:

  An increase of R$ 5,593 million, or 120.54%, in operational provisions, going from R$ 4,640 million in 2014 to R$ 10,233 million in 2015, mainly due to the establishment of provisions for the amount of R$ 4,972 million in relation to claims discussing the compulsory loan; and

  An increase of others operational expenses for the amount of R$ 223 million, or 57.92%, going from R$ 385 million in 2014 to R$ 608 million in 2015, mainly due to an increase of R$ 221 million in irrecoverable losses from customers, in regulatory penalties (for R$ 122 million in 2015) and in leases and rentals (for the amount of R$ 199 million in 2015).

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Financial Results

Financial results for the Administration Segment increased in R$ 1,496 million, or 60.71%, going from R$ 2,463 million in 2014 to R$ 3,959 million in 2015, mainly because of:

  An increase of R$ 850 million, or 193.68%, in net monetary variations, going from R$ 439 million in 2014 to R$ 1,289 million in 2015, mainly due to a material positive variation of the IPCA and the IGP-M during 2015, with these being the main indices applicable to loans granted by Eletrobras;

  An increase of R$ 619 million, or 91.50%, in net Fx variations, going from R$ 676 million in 2014 to R$ 1,295 million in 2015, mainly due to the effect of the devaluing of the real before the US dollar in receivables held by Eletrobras in relation to the à construction of Itaipú Plant; and

  An increase of R$ 597 million, or 24.77%, in financial revenus from interest and commissions, going from R$ 2,410 million in 2014 to R$ 3,008 million in 2015, mainly due to an increase in the SELIC rate, to which the majority of the company’s financial contracts are linked.

The increase observed in the financial result was partially compensated by an increase of R$ 947 million, or 62.68%, in debt servicing charges, going from R$ 1,510 million in 2014 to R$ 2,457 million in 2015, mainly due to the increase in Eletrobras’s consolidated debt, as well as a reflex of the increase in the DI Rate in 2015, main reference index for calculation of interest incurred in the Company debt.

Income Tax and Social Contribution

Expenses with income tax and social contribution for the Administration Segment reduced by R$ 77 million, or 31.82%, going from R$ 242 million in 2014 to R$ 165 million in 2015, mainly due to the segment’s increase in taxable revenue.

Fiscal year ended on December 31, 2013 as compared to fiscal year ended on December 31, 2014

Centrais Elétricas Brasileiras S.A. – Eletrobras Profit and Loss Statement - IFRS and BR GAAP
(In thousands of Reais)	Fiscal year ended on 31 December
					2014 x
	2014	AV%	2013	AV%	2013
OPERATIONAL REVENUE

Generation
Supply (sale) of electric energy	12,175,362	40.26%	8,066,674	33.84%	50.93%
Supply of electric energy	3,317,103	10.97%	3,774,404	15.84%	-12.12%
Short term electric energy	3,817,976	12.62%	2,395,732	10.05%	59.37%
Revenue from Operation and Maintenance from Renewed Lines	1,803,127	5.96%	2,198,235	9.22%	-17.97%
Revenue from Construction of Renewed Lines	240,040	0.79%	736,854	3.09%	-67.42%
Financial Effect from Itaipu	(97,740)	-0.32%	67,961	0.29%	-243.82%
	21,255,868	70.28%	17,239,860	72.33%	23.29%
Transmission
Revenue from Operation and Maintenance from Renewed Lines	1,207,090	3.99%	2,037,399	8.55%	-40.75%
Revenue from Operation and Maintenance	994,178	3.29%	118,382	0.50%	739.81%
Revenue from Construction	1,786,195	5.91%	1,797,324	7.54%	-0.62%
Financial - Return on Investment	714,409	2.36%	552,106	2.32%	29.40%
	4,701,872	15.55%	4,505,211	18.90%	4.37%
Distribution
Supply of Electric energy	7,310,337	24.17%	4,419,444	18.54%	65.41%
Revenue from Construction	873,413	2.89%	1,013,684	4.25%	-13.84%
Supply	38,477	0.13%	0	0.00%	n/a
	8,222,227	27.19%	5,433,128	22.79%	51.34%

Other revenues	1,446,341	4.78%	1,008,200	4.23%	43.46%

	35,626,308	117.79%	28,186,399	118.25%	26.40%

(-) Deductions from Operational Revenues
(-) ICMS	(1,683,781)	-5.57%	(1,231,306)	-5.17%	36.75%
(-)PASEP and COFINS	(2,685,562)	-8.88%	(2,238,363)	-9.39%	19.98%
(-) Sector charges	(1,005,014)	-3.32%	(870,490)	-3.65%	15.54%
(-)Other deductions (including ISS)	(7,097)	-0.02%	(10,596)	-0.04%	-33.03%
	(5,381,454)	-17.79%	(4,350,755)	-18.25%	23.69%

Net operational revenue	30,244,854	100.00%	23,835,644	100.00%	26.89%

OPERATIONAL COSTS

Energy purchased for resale	(10,424,699)	-34.47%	(5,515,206)	-23.14%	89.02%
Charges on the use of the power grid	(1,523,379)	-5.04%	(1,560,883)	-6.55%	-2.40%
Fuel for production of electric energy	(1,479,633)	-4.89%	(1,492,368)	-6.26%	-0.85%
Construction	(2,899,648)	-9.59%	(3,547,863)	-14.88%	-18.27%
	(16,327,359)	-53.98%	(12,110,694)	-50.81%	34.82%
OPERATIONAL EXPENSES

Personnel, Materials and Services	(8,485,373)	-28.06%	(9,244,586)	-38.78%	-8.21%
Compensation and refunds	(386,824)	-1.28%	(405,809)	-1.70%	-4.68%
Depreciation	(1,387,034)	-4.59%	(1,296,375)	-5.44%	6.99%
Amortization	(390,262)	-1.29%	(215,955)	-0.91%	80.71%
Donations and contributions	(251,415)	-0.83%	(332,031)	-1.39%	-24.28%
Operating provisions	(1,861,707)	-6.16%	(3,258,205)	-13.67%	-42.86%
Staff readaptation plan	(219,299)	-0.73%	(256,860)	-1.08%	-14.62%
Others	(1,675,350)	-5.54%	(2,094,564)	-8.79%	-20.01%
	(14,657,264)	-48.46%	(17,104,385)	-71.76%	-14.31%
OPERATIONAL RESULT BEFORE FINANCIAL RESULT	(739,769)	-2.45%	(5,379,435)	-22.57%	-86.25%

FINANCIAL RESULT
Financial revenues
Revenues from interest, commissions and fees	1,071,107	3.54%	1,146,055	4.81%	-6.54%
Revenues from financial investments	1,020,654	3.37%	556,469	2.33%	83.42%
Moratorium add-on on electric energy	323,300	1.07%	305,404	1.28%	5.86%
Monetary updates	346,141	1.14%	454,634	1.91%	-23.86%
Exchange variations	295,553	0.98%	539,059	2.26%	-45.17%
Indemnity compensation - Law 12,783/2013	1,018,952	3.37%	441,024	1.85%	131.04%
Gains from derivatives	382,614	1.27%	-	0.00%	n/a
Other financial revenue	747,433	2.47%	269,666	1.13%	177.17%
Financial Revenues
Charges on debts	(3,365,085)	-11.13%	(2,031,402)	-8.52%	65.65%
Charges on merchant lease	(279,716)	-0.92%	(269,032)	-1.13%	3.97%
Charges on appeals from shareholders	(87,047)	-0.29%	(189,967)	-0.80%	-54.18%
Losses from derivatives	-	0.00%	(238,938)	-1.00%	-100.00%
Other financial revenues	(779,281)	-2.58%	(606,287)	-2.54%	28.53%
	694,625	2.30%	376,685	1.58%	84.40%

RESULT BEFORE SHAREHOLDING INTERESTS	(45,144)	-0.15%	(5,002,750)	-20.99%	-99.10%

RESULT FROM SHAREHOLDING INTEREST	(1,216,840)	-4.02%	177,768	0.75%	-784.51%

Operational result before taxes	(1,261,984)	-4.17%	(4,824,982)	-20.24%	-73.84%

Current Income Tax and Social Contribution	(14,727)	-0.05%	(60,424)	-0.25%	-75.63%
Deferred Income Tax and Social Contribution	(1,685,613)	-5.57%	(1,306,254)	-5.48%	29.04%

NET PROFIT (LOSS) FOR FISCAL YEAR	(2,962,502)	-9.80%	(6,191,660)	-25.98%	-52.15%

PART ATTRIBUTED TO CONTROLLERS	(3,031,055)	-10.02%	(6,186,948)	-25.96%	-51.01%
PART ATTRIBUTED TO NON CONTROLLERS	68,553	0.23%	(4,712)	-0.02%	-1554.86%

NET LOSS PER SHARE	(R$2,24085)	0.00%	(R$4,57400)	0.00%	-51.01%

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Comparison of results between fiscal years ended on December 31, 2014 and December 31, 2013:

Company management reviewed the calculation of the adjustment to present value for the financial merchant leases in connection with assets of independent energy producers, having energy supply contracts with subsidiary Amazonas Energia, and identified in corrections to be corrected retrospectively, as foreseen by Technical Statement CPC 23 – Accounting Policies, Changes in Estimates and Error Correction. So, amounts in connection with fiscal years ended on December 31, 2013 and on January 1, 2013, shown for comparison purposes, are being published again. So, for the purpose of ensuring comparability, the figures in connection with fiscal year ended on December 31, 2013 found in this item 10 have been adjusted according to the above-mentioned effects.

In addition, in order to better the publication of its financial statements in connection with fiscal year ended on December 31, 2014, Eletrobras carried out the reclassification of certain items in its P&L statements, with reflexes on the comparative information in connection with fiscal year ended on December 31, 2013. Due to this reclassification, Eletrobras started to show its direct costs on specific fields in the P&L statements, thus comprising the gross profit. The effects of the reclassification are shown in item 10.4 “b” below.

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The following table contains the Eletrobras operating revenues and expenses (as percentage of the net operational revenue):

	Fiscal year ended on 31 December
	2014	2013
Revenues
Generation	70.3%	72.3%
Distribution	27.2%	22.8%
Transmission	15.6%	18.9%
Other operational revenues	4.8%	4.2%
Taxes on revenues	(14.5)%	(14.6%)
Sector charges	(3.3)%	(3.7%)
Net operational revenue	100.0%	100.0%
Expenses
Operational costs	(54.0)%	(50.8)%
Operational expenses	(48.5)%	(71.7)%
Financial results	2.3%	1.1%
Result from shareholding interests	(4.0)%	0.8%
Taxes on the income	(5.6)%	(5.7)%
Net profit	(9.8)%	(26.0)%

Consolidated P&L Statements

This topic shows an overview of the consolidated results for Eletrobras, net of the offset between segments, which are discussed below in connection with each segment.

Net operational revenue

The net operational revenue per segment in 2014, as per note 37 in the consolidated financial statements for fiscal year ended on December 31, 2014 showed an increase of R$ 6.409 million, or 26.9%, corresponding to R$ 30,245 million, as compared to R$ 23,836 million in 2013, with this increase resulting from:

  An increase of R$ 3,241 million, or 19.4%, in the operational revenues of the generation segment that went from R$ 16,688 million in 2013 to R$ 19.919 million in 2014, due to the increase in the average price of the cash market. This increase was partially offset by a reduction of 9.9% in the volume of sales of electric energy which went from 260.2 TWh in 2013, to 243.5 TWh in 2014, given the reduced production of electric energy in 2014 in our hydroelectric power plants, as a result of the adverse hydrology conditions faced in 2014;

  An increase of R$2.165 million, or 48.1%, and the operational revenue of the distribution segment, that went from R$ 4,999 million in 2013 to R$ 6,664 million in 2014, due to (i) a general increase in tariffs, varying between -1.34% and 39.2%, as the outcome of the tariff review undertaken by ANEEL in November 2013; (ii) an increase of 24.8% in the volume of sales of electric energy, that went from 16.1TWh in 2013, to 20.1 TWh in 2014; and (iii) the acquisition of 51% of the shares issued by CELG-D on 26 September 2014, and the consolidation of its results beginning in 01 October 2014; and

•         An increase of R$ 774 million, or 18.4% in the operational revenues of the distribution segment, that went from R$ 4,203 million in 2013 to R$ 4,979 million in 2014, due to (i) an increase in the volume of transmission of electric energy given the new transmission lines becoming operational in 2014 (transmission line Jardim Penedo C1, with 110 km long; transmission line Extremoz II – C. Mirin II C1 and transmission line Bom Jesus da Lapa – Igaporã II, 115 km long, by Eletrobras Chesf); and (ii) an increase in the tariffs due to inflation, as measured by IPCA, that went from five point 9% for the twelve month period ended on December 31, 2013, to 6.5% for the twelve month period ended on December 31, 2014.

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Operational costs and expenses

Operational costs and expenses showed an increase of 6.1% corresponding to R$ 30,985 million in 2014, as compared to R$ 29,215 million in 2013.

This increase was mainly caused by:

•         An increase of R$ 4,910 million, or 89,0%, going from R$ 5,515 million in 2013 to R$ 10,425 million in 2014, in energy purchased for resale, in particular due to the increase in the generation by thermal generation plants due to the need to supplement hydropower generation with thermal generation, as a result of the adverse hydrology conditions faced in 2014.

•         An increase of R$ 265 million, or 17.6%, in Depreciation and Amortization, corresponding to R$ 1,777 million in 2014, as compared to R$ 1,512 million in 2013, because of (i) the incorporation of specific purpose entities by Eletronorte; and (ii) beginning of operations of new assets, Transmission Line Porto Velho-Jauru, operated by Linha Verde Transmissora de Energia S.A., capacity for 230 Kv and 987 km in length, and Station 01 for Conversion and Inversion 500/+-600 Kv, operated by Estação Transmissora de Energia S.A.

This increase was partially offset by:

  A reduction of R$ 1,396 million, or 42.9%, in operating provisions, that went from an expense of R$ 3,258 million in 2013 to an expense of R$ 1,862 million in 2014 due to (i) Amazonas Energia posting a loss of R$ 322 million in 2013 and no losses in 2014; and (ii) the reversal from provision to losses for onerous contracts in connection, in particular with Itaparica with Chesf;

  A reduction of other expenses of R$ 414 million, or 49.8%, going from R$ 2,090 million in 2013 to R$ 1,675 million in 2014, in particular due to the reduction in loss amounts in financing operations;

  A reduction of R$ 648 million, or 18.3%, in construction costs that went from R$ 3,548 million in 2013 to R$ 2,900 million in 2014, mainly due to the fact that most projects are carried out by way of specific purpose entities which are incorporated after the conclusion of the project, and not directly by Eletrobrás; and

  A reduction of R$ 760 million, or 8.2%, in expenses with personnel, supplies and services that went from R$ 9,245 million in 2013 to R$ 8,485 million in 2014, mainly due to a reduction in expenses with personnel due to the implementation of the staff downsizing plan, partially offset by salary increases stemming from the collective negotiations and increase in headcount from the acquisition of CELG-D.

Financial results

Net financial results showed an increase of 84.4%, or R$ 318 million, corresponding to revenues of R$ 695 million in 2014, as compared to revenues of R$377 million in 2013. This increase was mainly the outcome of:

  An increase of R$ 465 million, or 83.6%, in revenues from financial investments that went from R$ 556 million in 2013 to R$ 1,021 million in 2014, driven by the increase in the SELIC rate that went from 10.0% on December 31, 2013, to 11.75% on December 31, 2014, increasing revenues resulting from fixed income National Treasury bonds held by Eletrobrás;

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  An increase of R$ 578 million in indemnity compensation - Law no. 12,783/2013, going from R$441 million in 2013 to R$ 1,019 million in 2014, mainly due to the increase in the Selic rate to which indemnities are indexed; and

This increase in the net financial results was partially offset by:

  A reduction of R$ 75 million, or 6.5%, in the revenue from interest, commissions and fees, that went from R$ 1,146 million in 2013 to R$ 1,071 million in 2014, mainly due to the conversion into shares of bonds from the Eletrobrás debts for it some of its subsidiaries, in particular, those in the distribution segment.

Result of shareholding interests (profits or losses)

The Result of shareholding interests (profits or losses) showed a reduction of R$ 1,395 million, going from a positive result of R$ 178 million in 2013 to a negative result of R$ 1,216 million in 2014, mainly, (i) for Energia Sustentável do Brasil’s negative result of R$ 461 million, operator of Jirau, in 2014, and (ii) SPE Madeira Energia S.A.’s negative results.

Income Tax and Social Contribution

Amounts corresponding to Income Tax and Social Contribution had an increase of R$ 334 million, or 24.4%, corresponding to R$ 1.367 million in 2013, as compared to R$ 1,701 million in 2014. The increase was mainly caused by (i) write off of deferred tax credit that Eletrobras no longer believes can be deployed, given the reduction of its level of profit; (ii) registration of net tax credit for the amount of R$ 1,150 million by Eletronorte in 2014.

Net Loss

As a result of the above discussed factors, Eletrobras consolidated net loss in 2014 showed a reduction of R$ 3,229 million, or 52.2%, going from R$ 6,192 million in 2013 to R$ 2,963 million in 2014.

Results of the Generation Segment

Net operational revenue

Net operational revenue for the generation segment showed an increase of R$ 3,240 million, or 19.4%, going from R$ 16,688 million in 2013 to R$ 19,929 million in 2014, due to the factors described below.

Sale of Electric energy

Sales of electric energy showed an increase of R$ 4,888 million, or 40.6%, for a total of R$ 16,925 million in 2014, as compared to R$ 12,036 million in 2013.

Taxes on Revenue

Taxes on revenue showed an increase of R$ 80 million, or 4.6%, going from R$ 1,720 million in 2013 to R$ 1,800 million in 2014, in particular due to the increase in our revenues for the period.

Sector charges

The amount in connection with sector charges showed an increase of R$ 89 million, or 13.4%, for a total of R$ 754 million in 2014, as compared to R$ 665 million in 2013.

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Revenues from Construction

Revenues from construction dropped R$ 497 million, or 67.4%, going from R$ 737 million in 2013 to R$ 240 million in 2014, mainly because instead of undertaking the construction works directly, Eletrobras undertook many of its projects by way of SPEs to be incorporated after the end of construction.

Operational expenses

Operational expenses for the generation segment showed an increase of R$ 2,445 million, or 18.2%, for a total of R$ 15,893 million in 2014 as compared to R$ 13,448 million in 2013. The main components in this increase were:

  An increase of R$ 3,022 million, or 66.3%, in electric energy purchased for resale that went from R$ 4,555 million in 2013 to R$ 7,577 million in 2014, in particular due to the adverse hydrology conditions that reduced the level of energy generation in a hydropower and resulted in the need for acquisition of electric energy from the short term market to meet contract obligations; e

  An increase of R$ 113 million, or 106.6%, in expenses incurred with the voluntary redundancy plan that went from R$ 106 million in 2013 to R$ 219 million in 2014, in particular due to the implementation by subsidiary Eletrobras Eletronuclear of the voluntary treatment and see plan in 2014, whereas the other subsidiaries implemented a similar plan in 2013;

The increase observed in operational expenses was partially offset by:

  A reduction of R$ 497 million, or 67.4%, in cost with construction that went from R$ 737 million in 2013 to R$ 240 million in 2014, mainly because instead of undertaking the construction works directly, Eletrobras undertook many of its projects by way of SPEs to be incorporated after the end of construction;

  A reduction of R$ 138 million, or 9.4%, in operating provisions that went from a revenue of R$ 1,469 million in 2013 to a revenue of R$ 1,331 million in 2014, mainly due to the reversal of the provision in connection with certain onerous contracts signed with the plants of Itaparica, Energia Sustentável do Brasil, Camaçari, Funil, Mauá-Klabin and Coaracy Nunes; and

  A reduction of R$ 185 million, or 21.8%, in other expenses that went from R$ 846 million in 2013 to R$ 661 million in 2014, in particular due to a reduction in labor claim indemnities.

Income Tax and Social Contribution

Amounts corresponding to expenses with Income Tax and Social Contribution had an increase of R$ 3,552 million, going from R$ 447 million in 2013, to R$ 3,999 million in 2014. This increase was mainly caused by the non-recognition of certain deferred tax assets with respect to Eletrobras Furnas and Eletrobras Chesf.

Results for the Transmission Segment

Net operational revenue

Net operational revenue for the transmission segment showed an increase of R$ 774 million, or 18.4%, for a total of R$ 4,978 million in 2014, as compared to R$ 4,203 million in 2013, due to the factors listed below.

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Operation and Maintenance

Revenues from operation and maintenance of assets showed an increase of R$ 125 million, or 4.4%, going from R$ 2,979 million in 2014 to R$ 2,854 million in 2013, mainly due to ANEEL’s approval of certain assets and investments such as the investments in improvements in connection with contracts 061 and 062. Only after disapproval, was Eletrobras authorized to recognize the revenues coming from these assets.

Sector charges

Sector charges showed an increase of R$ 10 million, or 6.9%, corresponding to R$ 157 million in 2014, as compared to R$ 147 million in 2013, in particular due to the increase in revenues for the segment in 2014.

Taxes on Revenue

Amounts corresponding to taxes levied on revenues from transmission remained stable, at around R$308 million in 2013 and 2014.

Operational expenses

Operational expenses of the transmission segment showed a reduction of R$ 1,697 million, or 26.5%, corresponding to R$ 4,703 million in 2014, as compared to R$ 6,400 million in 2013. The main components in this reduction were:

  A reduction of R$ 473 million, or 14.6%, in expenses with payroll and personnel that went from R$ 3,233 million in 2013 to R$ 2,760 million in 2014, in particular due to the putting in place of the voluntary redundancy plans in 2013;

  A reduction of R$ 1,058 million, or 102.1%, in operating provisions, that went from an expense of R$ 1,036 million in 2013 to a revenue of R$ 22 million in 2014, in particular due to the reversal of the provision in connection with certain onerous contracts, including a reversal in connection with Contract 062/2001 (for a large number of transmission lines for the amount of R$ 711 million);

  A reduction of R$ 319 million, in expenses in connection with the voluntary redundancy plan that went from R$ 319 million in 2013, to no balance in 2014, mainly due to no provisions being established in 2014 in connection with the voluntary redundancy plan put in place in 2013.

Reduction in operational expenses was partially offset by an increase of R$ 169 million in other expenses, going from a revenue of R$ 60 million in 2013 to an expense of R$ 108 million in 2014, mainly due to the increase in different expenses, including, but not limited to, the expenses with property leases, insurance and labor claims.

Income Tax and Social Contribution

Income Tax and Social Contribution credits increased by about R$ 2,112 million, going from R$ 407 million in 2013 to R$ 2.518 million in 2014, mainly due to Eletrobras Eletronorte having established tax credits for the amount of R$ 1,150 million, and Eletrobras Chesf having established tax credits for the amount of R$ 1,157 million and Eletrobras Furnas ter having established tax credits for the amount of R$ 291 million.

Results for Distribution Segment

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Net operational revenue

Net operational revenue for the distribution segment showed an increase of R$ 2,165 million, or 48.1%, for a total of R$ 6,664 million in 2014, as compared to R$ 4,499 million in 2013. This increase stemmed mainly from the factors listed below.

Sales of electric energy

Sales of electric energy showed an increase of R$ 2,866 million, or 64.4%, corresponding to R$ 7,338 million in 2014, as compared to R$ 4,499 million in 2013. This reduction resulted from: (i) the acquisition of Celg-D in September 2014; and (ii) an increase in the average tariff of between (1.34)% and 39.2% as a result of the periodic reviews of this tariff by ANEEL in November 2013.

Other operational revenues

Other operational revenues showed an increase of R$ 285 million, or 52.6%, for a total of R$ 826 million in 2014, as compared to R$ 542 million in 2013, in particular due to the increase in revenue resulting from the leasing of certain distribution infrastructure assets.

Taxes on Revenue

Taxes on revenue increased by R$ 820 million, or 57.0%, for a total of R$ 2,258 million in 2014, as compared to R$ 1,438 million in 2013, in line with the increase in the revenues from the distribution segment distribuição in 2014.

Sector charges

Amounts corresponding to sector charges showed an increase of R$ 26 million, or 39.2%, for a total of R$ 93 million in 2014, as compared to R$ 67 million in 2013, in line with the increase in the revenues from the distribution segment distribuição in 2014.

Operational expenses

Operational expenses for the distribution segment showed a reduction of R$ 165 million, or 2.5%, for a total of R$ 6,457 million in 2014, as compared to R$ 6,621 million in 2013. The main reasons for this reduction were:

  A reduction of R$ 650 million, in operating provisions, that went from and expense of R$ 57 million in 2013 to a revenue of R$ 593 million in 2014, mainly due to the effects of the reversal of the impairments with Amazonas Energia;

  A reduction of R$ 140 million, or 13.8%, in construction expenses connected to the distribution segment that went from R$ 1,014 million in 2013 to R$ 873 million in 2014, mainly due to the fact that Eletrobras has been investing less due to the reduction in its revenue perceived in recent years; and

This reduction was partially offset by:

  An increase of R$ 132 million, in charges from the use of transmission networks that went from R$ 52 million in 2013 to R$ 184 million in 2014, mainly due to the increase in the volume of electricity sold;

  An increase of R$ 1,493 million, or 67.7% in the cost of electricity purchased for resale that went from R$ 2,206 million in 2013 to R$ 3,699 million in 2014, mainly due to the adverse hydrology conditions that resulted in the reduction in production of energy by hydropower plants;

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  An increase of R$ 185 million in Depreciation and Amortization, going from R$ 125 million in 2013 to R$ 309 million in 2014, mainly due to an increase in the amount for certain assets in connection with distribution concessions; and

  An increase of R$ 63 million, or 4.5%, in payroll and personnel costs that went from R$ 1,393 million in 2013 to R$ 1,456 million in 2014, mainly due to the acquisition of Celg-D in September 2014.

Results of the Administration Segment

Operational costs and expenses

The operational costs and expenses for the administration segment showed a reduction of R$ 1,087 million, or 15.2%, for a total of R$6,075 million in 2014, as compared to R$ 7,161 million in 2013. The main reasons for this were:

  A reduction of R$ 1,034 million, or 18.2%, in operational provisions, going from R$ 5,674 million in 2013 to R$ 4,640 million in 2014, mainly due to:

(i)           Na increase in investment impairment provisions of R$ 456 million, going from a revenue of R$ 143 million to expenses of R$ 314 million in 2014, due to the effects of equity equivalence in some of the shareholding interests in specific Eletrobras subsidiaries (going from negative to positive values) enabling the reversal of investment impairment provisions; and

(ii)          Reversal for provisions for impairment for bad debtors in loans and financing operations, which were reduced in R$ 375 million, going from an expense of R$ 106 million in 2013 to a revenue of R$ 269 million in 2014, stemming from the reversal of provisions in connection with Eletrobras credits from the companies controlled by the Grupo Rede (Cemar and Cemat); and

  A reduction of R$ 81 million, or 28.9%, in donations and contributions, going from R$ 279 million in 2013 to R$ 198 million in 2014, in particular due to the cost reduction strategy put in place by the Company in 2014.

Cost reduction and operating expenses for the administration segment were partially off-set by an increase of R$ 110 million in gains stemming from the market-based pricing of assets, going from zero balance in 2013 to R$ 110 million in 2014, in particular due to variations in the values of investments made by Eletrobras in the stock market.

Financial Results

Financial results for the administration segment increased in R$ 338 million, or 15.9%, going from R$ 2,126 million in 2013 to R$ 2,463 million in 2014, mainly as a result of:

  An increase of R$ 378 million, or 15.7%, in financial revenues from interest and commissions, going from R$ 2,033 million in 2013 to R$ 2,410 million in 2014, mainly due to an increase in the SELIC rate, to which the better part of our contracts is linked;

  An increase of R$ 144 million, or 33.6%, in revenues from financial investments, going from R$ 284 million in 2013 to R$ 428 million in 2014, mainly due to an increase in the SELIC rate, to which the better part of our contracts is linked; and

  A reduction of R$ 329 million, or 265.8%, in other financial expenses, going from R$ 453 million in 2013 to R$ 124 million in 2014, mainly due to a reduction in the discount rate for adjustment to present value of financial contracts.

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Income Tax and Social Contribution

Expenses with Income Tax and Social Contribution in the administration segment showed a reduction of R$ 1,084 million, or 81.7%, going from R$ 1,326 million in 2013 to R$ 242 million in 2014, in particular due to the reduction in taxable revenues for the segment.

Cash Flow Statements

The tables below summarize the progress of the net cash flows for Eletrobras in the period shown:

	Fiscal year ended on 31 December (in thousands of Reais)
Net Cash Flows	2015	2014	2013
From operational activities	6,980,474	5,192,461	9,329,354
Applied in investment activities	(9,012,552)	(10,637,002)	(8,155,408)
From (applied) in financing activities	2,018,973	3,254,036	(77,878)
Total	(13,105)	(2,190,505)	1,096,068

Operational Activities

Cash flows from Eletrobras operational activities result mainly from:

  Sale and transmission of electric energy to a stable and diversified customer base in retail and wholesale at fixed prices; and

  Deposits restrained within the scope of legal claims in cases that Eletrobras is the claimant and is forced to to perform a deposit to cover the applicable ruling.

Cash flows from operational activities have proven sufficient to address the Eletrobras operational and capital investment needs for the periods under analysis.

In 2015, the cash flow generated by operational activities had an increase of R$ 1.8 bilion, going from R$ 5.2 billion in 2014 to R$ 7 billion in 2015. This variation occurred mainly from the collection of payment for indemnity of assets not amortized in the concessions under the terms of Law no. 12,783/2013, for the amount of R$ 1.3 billion.

In 2014, the cash flow generated by the operational activities showed a reduction of R$ 4.1 billion, going from R$ 9.3 billion in 2013 to R$ 5.2 billion in 2014. This variation occurred due to a reduction in payments from indemnities received that went from R$ 7.0 billion in 2014 to R$ 2.8 billion in 2014.

In 2013, the cash flow generated by the operational activities showed a reduction of R$ 4.1 billion, going from R$ 13.4 billion in 2012 to R$ 9.3 billion in 2013. This variation occurred due to a reduction of R$ 4.1 billion in the revenue due to the application of Law no. 12,783/2013.

Investment Actvities

Eletrobras cash flow from investment activities reflects mainly:

  Acquisitions from certain investments – partnership signed by Eletrobras with third parties from the private sector for operation of new plants;

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  Acquisition from permanent assets, consisting mainly in investments in equipment necessary for the operational activities of Eletrobras; e dividends paid by subsidiaries.

In 2015, cash flow from investment activities had a variation of R$ 1.6 billion, going from R$ (10.6) billion in 2014 to R$ (9) billion in 2015. This variation was mainly owed to a reduction of R$ 1.9 bilion in amounts entered in shareholding interests by Eletrobras in 2015, in addition to an increase of R$ 1.9 billion in amounts received as loans and financing granted, partially compensated by an increase of R$ 1.3 billion in the acquisition of permanent assets.

In 2014, the cash flow from investment activities showed a variation of R$ 2,481 billion, or 30.4%, going from R$ (8.2) billion in 2013 to R$ (10.6) billion in 2014. This variation is due, mainly, to the acquisition of goods for permanent assets, concessions and advances for future equity capital increases

In 2013, the cash flow from investment activities showed an increase of R$ 2.7 billion, or 24.8%, going from R$ (10.9) billion in 2012 to R$ (8.2) billion in 2013. This variation was due to the acquisition of permanent assets and reception of payment from loans and financing.

Financing Activities

Eletrobras cash flows from financing activities reflects mainly income coming from interest received on loans made to companies operating on the Brazilian power sector, for both short and long-term operations.

Eletrobras cash flows from financing activities showed a variation of R$ 1.3 billion, going from R$ 3.3 billion in 2014 to R$ 2 billion in 2015. This variation is owed mainly to the increase of R$ 1.9 billion in the payment of the principal in loans and financing contracted by Eletrobras, and partially by a reduction of R$ 792 million in the payment of dividends and interest on company capital to Eletrobras shareholders.

In 2014, Eletrobras cash flow from financing activities showed a variation of R$ 3.3 billion, going from R$ 77.9 million in 2013 to R$ 3.3 billion in 2014. This variation is owed mainly to the reduction of the amount of R$ 3.4 billion in the payment of dividends.

c) impact of inflation, price variations for the main inputs and products, of the exchange rate and the interest rate in the operational result and the financial results of Eletrobras, when relevant

Interest rates

Eletrobras financial situation and its results are affected by inflation and variations in interest rates.

Most of Eletrobras’s costs and expenses are kept in Brazilian reais and are linked to the national inflation metrics, such as the General Market Price Indice (Índice Geral de Preços do Mercado - IGP-M), or the National Consumer Prices Indice (Índice Nacional de Preços ao Consumidor – INPC) and the IPCA, or are readjusted according to variations in the exchange rates.

Eletrobras personnel expenses represented approximately 20.9% of its operating expenses in 2015 (42.6% in 2014 and 20% in 2013). In Brazil, employee wages are usually readjusted on na anual basis, based on group negotiation agreements between the trade unions to which employees belong and the respective employer associations, in which the IPCA is normally used as parameter for the negotiations.

On December 31, 2015, 52.8% of the total Eletrobras debt of R$ 46,514 million was linked to interst and inflation rates. Consequently, Eletrobras’s exposure to the risk of inflation and interest rates was of R$ 24,578 million on December 31, 2015. Eletrobras debt on this date was indexed mainly to the following indices: (i) CDI (25% of debt); (ii) TJLP (14% of debt), (iii) SELIC (6% of debt), (iv) IPCA (1% of debt). Variation in interest rates and inflation indices can represent increases in the cost of its financing operations. For a sensitivity analysis of the impact of interest rates and inflation indices on the total debt of the Companhy, see explanatory note no. 44.3 of the Company’s financial statements for fiscal year ended on December 31, 2015.

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Variations in prices of the main inputs and products

Eletrobras main inputs are energy purchased for resale and fuel for production of electric energy.

The energy purchased for resale by Eletrobras increased in R$ 342 million in fiscal year 2015 as compared to 2014 (increase of R$ 5,007 million in fiscal year 2014 as compared to 2013), with this variation being owed mainly to an increase in the volume of energy purchased by Amazonas Energia, compensated by a reduction in the Difference Settlement Price (PLD) in 2015.

The expense with fuel for production of energy corresponded to R$ 1,250 million in fiscal year ended on December 31, 2015, as compared to R$ 1,480 million for fiscal year ended on December 31, 2014 and to R$ 1,492 million in fiscal year ended on December 31, 2013. In 2015, this variation was influenced mainly bi the reduction in need for termal generation.

Exchange Rate

Eletrobras has exposure to financial risks that cause volatility in its accounting statements, as well as in its cash flow. The Company has a mismatch between assets and liabilities indexed to foreign currencies, in particular the US dollar, resulting mainly from financing contracts with Itaipu Binational. In addition, there are exposures to the Libor rate, in relation to external attraction contracts. As a resource for protection against these exposures, Company management approved a Financial Hedge Policy and a Program of Operations with Derivative Instruments.

In this context, the Eletrobras Financial Hedge Policy targets mitigating exposures to market variables with impacto n Company assets and liabilities and those of its subsidiaries, thereby reducing the effects of undesirable fluctuations in these variables in their financial statements. This way, this policy targets havin Eletrobras results reflecting faithfully its real operational performance and that its projected cash flows display the lowest volatility possible.

Taking into account the diferente ways of performing hedges for the mismatches presented by Eletrobras, the policy approved has a list containing a scale of priorities, that privileges structural solutions, addressing a natural balance for the positions with exposures. Later, other types of operations with financial instruments can also be analyzed and, finally, operations with financial derivatives, which are only undertaken as a way of supplementing and with the exclusive intente of protecting Eletrobras assets and liabilities and those of its subsidiaries indexed featuring a level of mismatch, and must not characterize financial leveraging or third party credit concession operations.

Within this context, the Exchange hedge strategies were implemented over the years prioritizing structural solutions, in line with the Company’s Financial Hedge Policy. This strategy adresses the structure applied in new attractions, not only the total mismatch amount, but also its exposure over time with a view to hedging both, Eletrobras financial statements and its cash flows.

On December 31, 2015, approximately 33% of total consolidated debt for Eletrobras, of R$ 46.4 billion, were held in foreign currencies. Of this total, R$ 14,9 billion, or 32.0% of the total consolidated debt for Eletrobras, were held in US dollars.

However, due to also having revenues in in US dollars, for fiscal year 2015, Eletrobras recognized a positive Exchange revenue balance, given that its revenues in US dollars were higher than the expenses in this same currency.

So, Eletrobras exposure to the US dólar Exchange rate risk was positive in R$ 3.4 billion on December 31, 2015. For a sensitivity analysis of the impact of interest rates and inflation indices on the total debt of the Companhy, see explanatory note no. 44.3 of the Company’s financial statements for fiscal year ended on December 31, 2015.

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10.3 – Events with relevant effects occurred but expected in financial statements

a. introduction or lien of operational segments

In fiscal years 2014 and 2015 there was no introduction or lien of operational segments producing effects in the disclosures of the Company’s consolidated financial statements.

For the concessions in generation and transmission renewed under Law no. 12,783/2013, starting in 2013, there was a change in the tariff price regime, with a periodic tariff review in the same format already applied to the transmission activity. The tariff is calculated bases on operating and maintenance costs, plus a compensation fee. So, starting in 2013,the Operation and Maintenance segment became relevant for the Eletrobras companies, with the total revenue for this segment reaching R$ 4,908.8 million in fiscal year ended on December 31, 2013, representing approximately 20.6% of the total net revenue. In fiscal year ended on 31 Decemebr 2014, the net revenue for this segment reached R$ 4,534.5 million, or 15.0% of the total net operational revenue.

b. Establishment, acquisition or lien of shareholding interest

In January 2015, the Company concluded the acquisition of shareholding control of Celg-Distribuição S.A.- Celg-D, as approved by shareholders in General Assembly held in September 2014, concession holder for distribution and sale of electric energy. The transaction targeted Celg-D’s financial and economic recovery and was structured in such a way as to address the interests of both parties, bringing positive results for both, Eletrobras and the state of Goiás.

In December 2015, in its turn, at the 164th ExtraAnnual General Meeting, by a amojority vote, the extension of the concession contract of CELG-D ANEEL number 063/2000 for na additional period of 30 (thirty) years, in the terms of Decree number 8,461, of 02 June 2015, of the National Electric Energy Agency despatch number 3,540, of 20 October 2015, of Letter number 3/2015-SE-MME and the contract instrument dradft published by ANEEL. In addition, in this same Assembly, by a majority vote, the lien of the shareholding control interest in CELG Distribuição S.A.- CELG D was approved for sale in a state ownership removal auction to be promoted by BM&FBOVESPA, for the minimum price and conditions established in Decision no. 11/2015 of the Conselho Nacional de Desestatização – CND.

This auction to be promoted by BM&FBOVESPA, whose process is being coordinated by BNDES, is expected to take place by July of 2016, which should provide na injection of around R$ 1.4 billion in the Eletrobras cash, with the Company having acquired the respective shareholding interest in CELG D for R$59,533 thousand.

c. Unusual events or operations

Regulatory Environment

Throughout 2015, importante events took place in the Brazilian regulatory environment, among which the following can be highlighted:

The Tariff Flag System applied by the Brazilian government, starting in 2015, on the end consumers’ energy bills: at each month the operating conditions of the national power system are reassessed by the Operator of the National Electric System - ONS, in order to define the best energy generation strategy to meet the demand and which termal generation plants need to be actuated. Depending on the variable cost of the most expensive therma plant, the flag to be applied for the following month is defined. Green, amber or red flags define whether enmergy will cost more or less, as a function of the generation conditions. So, based on this scenario, when ANEEL approves the tariff readjustment for distribution companies, the tariffs do not consider a more expensive energy generation scenario, since the distribution company costs are estimated applying a favorable generation scenario, i.e, a green flag scenario. This way, if the scenario is effectively favorable, the flag will be green and consumers will not have to pay more for their energy. However, if generation costs are higher and the amber or red flags need to be applied, consumers will pay for the variation in the generation costs through the flags deployed monthl and Distribution companied do not need to perform tariff readjustments. The flag system is applied by all concession holders connected to the National Interlinked System – SIN and more information about it can be obtained at the aneel website (www.aneel.gov.br).

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Regulation by Decree no. 8,461/2015 ruling on the distribution concession extension conditions, for another 30 (thirty) years, as long as addressed the criteria of (i) Efficiency in quality of service, to be established through indicators “Equivalent Duration of Interruption of Internal Origin by Consumer Unit” – DEC and “Equivalent Frequency of Interruption of Internal Origin by Consumer Unit” – FEC (i); (ii) Econocim-fiancial efficiency, to be established using EBITDA and level of indebtedness, as shown in the charts below; (iii) of tariff affordability; (iv) Transparency and Governance. Concession contracts for Eletrobras Distribution companies expired on 07 July 2015, however they remain temporarily in force, due to article 42 of Law no. 8,987/1995. At the 164th Extraordinary General Eletrobras Shareholder Assembly, held on 28 December 2015, on request by the representative of the Federal Union, for the purpose of studying the issue better and the model to be adopted for the decision to extend the distribution concessions, topics in connection with this for subsidiaries Cepisa, Ceal, Eletroacre, Ceron, Boa Vista, Amazonas Energia were removed from the agenda, and for this reason, these subsidiaires requested on 28 December 2015, an extension on the deadline for signature of the respective amendment term, in the terms of Provisional Measure no. 706, of 28 December 2015, granting a 210-day extension counted from that date, for the Distribution Companies in case in point to sign their amendment terms. In the 210-day deadline mentioned above, the Eletrobras distribution companies will provide new studies for submission at the new Eletrobras ExtraAnnual General Meeting. For CELG D, the extension of the concession of the distribution services was approved, for another 30 (thirty years), by decision of the 164th ExtraAnnual General Meeting, as well as the sale of the shareholding control for said Distribution company.

The Re-definition of the Hydrology Risk, as per Provisional Measure no. 688/2015, converted into Law no. 13,203/2015, and ANEEL Normative Decision no. 684/2015: Mechanism for Reallocation of Energy (“MRE”) is a financial arrangement that targets sharing the hydrology risk affecting generators in endeavoring to find the best deployment format for the hydroelectric resources of the Interlinked System. The reduction of the contracting level of generation companies on their physical guarantee generates lower exposure in the short term. However, on the other hand, the higher the hedge put in place by the generation companies, the lower the revenue. This consideration, therefore, was performed by each generation company when structuring their businesses. The GSF, Generation Scaling Factor, is the Factor of Adjustment for the physical guarantee and representes the percentuge of hydraulic energy that all participants in the MRE generate in relation to the total physical hydraulic guarantee of the MRE. So, when the GSF is inferior to 100%, this means that the plants are generating less energy than the total amount for their physical guarantee. It so happens that, starting in January 2014, there was a material reduction in the generation of the MRE, due to the atypical hydrology conditions evidenced in recent years. Because the structural conditions of the system suffered major changes, having as a consequence the significant alteration of amounts considered by hydropower generation companies when structuring their business, there was a broad sector-wide debate of the GSF throughout 2015, in the administrative, regulatory, business, legal or legislative scopes. In this scenario, Law no. 13,203/2015 and ANEEL Normative Decision no. 684/2015 were published with a view to mitigating the adverse financial effects of GSF for generation companies, establishing new criteria in redefining the hydrology risk. It is worth mentioning that, before the enactment of Law no. 13,203/2015, as mentioned above, any existing hydrology risk was taken on exclusively by the hydraulic generation agents participating in the MRE so that whenever the GSF fell below 1.0, i.e., total hydraulic generation fell below the total physical guarantee, the difference was share among all the hydraulic generation companies in the MRE, on a pro-rata basis for their physical guarantees, which depending on each one’s contract situations, led to the need to purchase energy on the short term market. Because of 2015 having a high GSF, the financial effects for the generation companies were relevant. However, after the enactment of said Law, the generation companies that chose to redefine their respective risks, started to share the risk with their consumers, through the payment of a “risk premium”. Eletrobras companies took part in the debate around the GSF with Aneel, ABRAGE and the Ministry of Mines and Energy. In addition to this institutional action, the Eletrobras companies, as well as other hydropower generation companies, filed a legal claim with a view to obtaining injuctions to restrict the boundaries of GSF and the effect of the pro-rata distribution of the delinquency of the other agents at CCEE – Electric Energy Commerce Chamber. This happened because the legal imposition by association in some generation companies generated a “defensive reaction” from the other agents, given the high costs of sharing thrid party delinquencies. Signature of the agreement established in Law no. 13,203/2015 and Normative Decision no. 684/2015 pressuposes these legal claims will be withdrawn. Eletrobras companies choosing to redefine the risk, as per the following table, and in assessing product available took into account the following aspects: plant sales profile for the ACR – Regulated Contracting Environment and ACL – Free Contracting Environment; hedge strategy; de-contracting provisions; energy simulations, economic-financial viability studies (VPL per type of product), accounting impact analysis; duration of concession contracts, cost of risk premium, legal analysis, additional risks in contracting energy reserves, PLD projections and destination of secondary energy, among others. The redefinition of the hydrology risk will reduce the negative financial effects for companies in low hydraulic availability scenarios, such as those experienced in 2014 and 2015, in so far as part of the risk will be transferred to consumers by payment of the risk premium to the company at each protection range chosen. In addition, back-dating the redefinition to January 2015 comprised na important factor in decision-making by the Eletrobras subsidiaries.

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The extension for 30 (thirty) years of the concessions for UHE Sobradinho and UHE Itumbiara, belonging to Chesf and Furnas respectively, as authorized by Law no. 13,182/2015, in conditions different from those established by Law no. 12,783/2013, ensuring continuity of supply of energy at competitive costs to electro-intensive consumers of the Northeast, for UHE Sobradinho, and extending the same procedure to similar consumers in the Southeast/Midwest, for UHE Itumbiara. With the extension of these supply contracts with industries and consequently the extension of said concessions, Eletrobras companies guaranteed an important source of financial resources for investments. This Law also established the Northeast Energy Fund – FEN and the Southeast and Midwest Energy Fund – FESC, that will provide resources for the execution of ventures in electric energy and will be supplied by Chesf and Furnas with the funds resulting from the difference between the revenue from contracts signed with consumers and amounts in excess of the tariff applied calculated by ANEEL, in the terms of Law no. 12,783/2013, net of taxes and charges. This difference will be input to the funds progressively. Electric energy ventures financed by these funds must be organized in the SPE format, in which maximum shareholding interest for Chesf and Furnas is of 49%, and deliver estimated profitability addressing, as a minimum, the cost of Eletrobras own capital.

The 2nd Tranche of Indemnities from Law no. 12,783/2013, as established in Normative Decisions no. 589/2013 (generation) and no. 596/2013 (transmission), not initially recognized in the 1st tranche of indemnities was recognized by the enactment of Law no. 12,783/2013 for R$ 14.4 billion, base date December 2012. As can be seen in the table below, the total amount claimed for the 2nd Tranche exceeds R$ 26.0 billion on the base date of December 2012. According to the legislation, any compensation defined shall be incurred from the base date to the actual payment date. Until december 2015, Aneel had accepted the indemnities claimed by Eletrosul and Furnas, corresponding to the parcel of electric energy transmission assets existing on 31 May 2000, called facilities of the Existing Basic Grid System – RBSE and Other Transmission Facilities – RPC, not depreciated or amortized, as establieshed in paragraph two of article 15 of Law no. 12,783/13, for a total of R$ 10.0 billion. Eletrobras has participated in the debate within the scope of class entities, Aneel and the Ministry of Mines and Energy seeking to drive viability for the onset of said payments starting in 2016, with profitability suitable for the cost of own capital and net of taxes, given that this will become an importante source for investment funds for Eletrobras. However, in December 2015, the regulation of payment conditions for said indemnities still had not occurred, and for this reason, these have not been booked in Eletrobras Financial Statements.

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2nd Tranche: Amount claimed R$ 25,736 million
Eletrobras companies	Amount Booked (R$ million)		Amount claimed (R$ million)		Amount signed-off (R$ million)(1)
	Generation(2)	Transmission	Generation	Transmission	Generation	Transmission
Eletronorte	-	1.733	-	3.547	-	-
Chesf	697	1.589	4.802	5.627	-	-
Furnas	996	4.530	Being prepared	10.699	-	9.000
Eletrosul	-	514	-	1.061	-	1.007
Total	1.693	8.366	4.802.00	20.934	0.00	10,007.00

Amounts with December 2012 base date

(1) Amounts signed off can only be recognized in Company Results after the definition of the final amount and payment conditions by the Granting Power

(2) Thermal electric generation assets were not addressed by ANEEL Resoluiton nº596/2014. Book value is over R$ 557 million for Furnas, R$ 186 million in Furnase and R$ 357 million at CGTEE.

Once started the deverticalization processa t Amazonas Energia that still is the current holder of the concession for exploration of public services in: (i) distribution of electric energy, in the terms of Concession Contract no. 20/2001, signed on 21 March 2001; and (ii) generation and transmission of electric energy, in the terms of Concession Contract no. 001/2010, signed on 22 June 2010. However, given the connection of the Isolated System of the North Region, operated by Amazonas Distribuidora, to the National Interlinked System, Amazonas Distribuidora started to be subject to the constraints defined in paragraph five of Article 4 of Law no. 9,074, of 7 July 1995, according to which electric energy distribution public utility concession holders in SIN cannot undertake activities in generation or transmission of electric energy or have shareholding interests, direct or indirectly, in companies delivering said activities. In addition, according to o paragraph seven of the same Article 4 of Law no. 9,074, concession holders or authorized companies in generation must also not be co-ligated or controlling shareholders in entities delivering electric energy distribution in SIN. This way, with a view to segregating the activities of generation and transmission of electric energy currently delivered by Amazonas Energia (“GT Activities”) for its activity of distribution of electric energy, in complaince with the above-mentioned legal requirements, a process to deverticalize Amazonas Energia was initiated at ANEEL through the dettachment of part of its inventory in connection with its GT activities, which would then be converted into a new company and duly registered, Amazonas Geração e Transmissão S.A, which was authorized by way Authorization Decisions no. 4,244, of 16 July 2013, and no. 4,836, of 16 September 2014. Within this context, on 22 June 2015, at the 162nd ExtraAnnual General Meeting, Eletrobras shareholders approved the deverticalization process, in the model approved by ANEEL, with activities currently underway.

The publication of a number of regulations targeted at enhancing the conditions for expansion of distributed generation: distributed generation, as suggested by the very name, is a concept born in opposition to the idea of “centralized or concentrated generation”, which is the prevailing model currently, i.e., the energy generated in large ventures and massive quantities, to address thousands or millions of consumers. In distributed generation, part of the current consumers (residences, gated communities, shopping malls, for example) would start to generate energy in their own facilities, through photo-voltaic or wind energy applications, for instance. This energy would be used for their own consumption and for supplying to the system (distribution or transmission) in the event of surplus production. The uncertainty in availability and quantity of energy from distributed generation generates difficulties for the control of distribution and despatch of large-scale sources, but, on the other hand, there is the potential for reducing investments needs in large-scale works, usually associated to high social and environmental impacts. Through Normative Decision no. 687/2015, the Electric Energy Clearance System (Sistema de Compensação de Energia Elétrica), allowing consumers to set up small generation facilities (such as solar panels and micro-wind turbines, among others) at their consumer unit to exchange energy with the local distribution company with the objective of reducing their electric bills. These enhancements have established na number of easy and encouraging measures for this type of generation, such as shared or condiminium generation, enabling interested parties to install micro or mini distributed generation facilities and to use the energy generated to reduce their electric bills. In December 2015, the Ministry of Mines and Energy published Ordinance no. 538/2015-MME establishing the Program for Development of Distributed Energy Generation – ProGD Elétrica, setting up funding facilities to reduce the cost of importing equipment and improving the financial returns for investment in this type of generation.

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In addition to the above highlights, during 2015, Eletrobras participated in a number of Public Hearings convened by Aneel, among which we highlight Public Hearing no. 32/2015, that dealt with the Generation Scaling Factor – GSF, as explained above and Public Hearing no. 57/2015, that enabled mitigation, specially for transmission companies, of the variations in cost and invoicing stemming from the lower collection of CDE, due to the injunction obtained by the Brazilian Association of Large Industrial Energy Consumers and Free Consumers Livres - ABRACE removing the obligation pay the CDE parcel from its affiliates, having as consequence the pass-through of these costs to the other electric energy coinsumers not affiliated to ABRACE.

Another extremely importante point was Eletrobras’s action in encouraging the enhancement of ANEEL Normative Decision no. 063/2004, dealing with the procedures to regulate the imposition of penalties to concession holders, permissionaires, authorized entities and other agents in electric energy facilities and services, with the positive outcome that, in December 2015, the Board of ANEEL decided to re-open Public Hearing no. 77/2011 to deal with the nehancements required in this decision.

During fiscal year 2015, the Annual Tariff Readjustments for Eletrobras Distribution companies (“EDE”), were also carried out with the following base dates: Alagoas and Piauí on 28 August; Amazonas and Boa Vista on 01 November; Acre and Rondônia on 30 November amd Celg-D on 12 September, with the results having signed off by ANEEL, as shown in the table below.

Tariff Readjustment Indice - IRT 2015	Eletro Acre	Ceal	Amazonas Energia	Cepisa	Ceron	Boa Vista	CELG D
IRT Econômic	26.16%	13.48%	35.76%	10.85%	48.08%	38.83%	35.43%
Parcel A	22.03%	12.24%	34.64%	9.81%	45.50%	36.62%	33.69%
Parcel B	4.13%	1.24%	1.12%	1.04%	2.58%	2.21%	1.74%
Financial Components	11.00%	9.13%	-8.48%	7.19%	-9.67%	-7.13%	7.26%
IRT Total	37.16%	22.61%	27.28%	18.04%	38.41%	31.70%	42.69%
Effect Medium Captive Consumer (Preliminary)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Defferment	0	0	0	0	0	0	0
Effect Medium Captive Consumer (Final)	9.49%	6.48%	40.54%	5.53%	13.41%	41.52%	6.89%

IRT = Tariff Readjustment Indice

N/A = Not Applicable

Parcel A: non mamageable costs, independent of concession holder control, such as taxes and charges legally established and defined.

Parcel B: costs manageable by the concession holder, such as: operation and maintenance expenses (personnel, material, third party services, general expenses), quotas of depreciation and compensation for capital, investments in Research and Development (R&D), Energy Efficiency and specificaly Pis and Cofins taxes.

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The following ranking shows the position of Eletrobras Distribution Companies with respect to residential tariffs (“B1”), signed off by ANEEL in force in the 2015 to 2016 period, expressed using unt R$/kWh (reais per kilowatt-hour), not including taxes and other elements that are part of electricity utility bills such as the Public Lighting Fee and the Emergency Capacity Charge. Amounts in connection with collection of taxes started to be included in highlight in the utility bills.

Tariff B1 - Residential
Ranking	Concessionaire	Tariff (R$/MWh)
1	Company with the higest tarrif	589,08
23	Ceron	492,35
31	Celg-D	466,6
36	Eletroacre	463,27
42	Amazonas Energia	443,51
44	Cepisa	439,87
52	Ceal	414,02
53	Boa Vista Energia	406,64
56	Company with the lowest tariff	375,90

For Amazonas Energia, the anual tariff readjustment occurred in the terms of ANEEL Sign-off Decision no. 1,980/2015, however the Amazonas State District Attorney, together with other consumer defense agencies, in November 2015, obtained an injunction within the proceedings of a public lawsuit filed against the Amazonas Distribuidora de Energia and the National Electric Energy Association - ANEEL, in order not to apply the 2015 tariff readjustment. This injunction was overruled in January 2016. For Boa Vista, the average tariff readjustement signed off was 41.52%, applied as of November 2015. However, this readjustment still has not been applied by the concession holder given the issuance of na injunction by the Regional Federal Court of the 1st Region impeding the readjustment, addressing a request from the Consumer Defense agency of the State House of Representatives of Roraima. So, the tariff currently applied by Boa Vista (Roraima) is the same as for 2014, on the order of R$ 289,78/kWh, and not the one shown in the ranking above.

10.4 – significant changes in accounting practices – caveats and emphasis on auditors’ opinions

a. significant changes in accounting practices

New and revised standards on consolidation, joint ventures, co-ligated and disclosures in the last three fiscal years

Individual and consolidated financial statements for fiscal year ended on December 31, 2013 disclosed in accordance with the package of five standards on consolidation, agreements in participation, co-ligated and disclosures, to wit: IFRS 10 (CPC 36 R3), IFRS 11 (CPC 19 R2), IFRS 12 (CPC 45), IAS 27 (reviewed in 2011) / CPC 35 R3 and IAS 28 (reviewed in 2011) / CPC 18 R2. The above-mentioned standards were adopted by the Company starting on January 1, 2013, and were addressed in its financial statements for fiscal year ended on December 31, 2013, with the respective effects in the comparative periods, when required by the standards.

The main requirements of these five standards are described below:

IFRS 10 replaces parts of IAS 27 Separate and Consolidated Financial Statements that dealt with consolidated financial statements. A SIC-12 Consolidations – Specific Purpose Entities was taken out with the application of IFRS 10. According to IFRS 10, there is but one base for consolidation, i.e., control. Additionally, IFRS 10 includes a new definition of control containing three elements: (a) power over a subsidiary; (b) exposure or entitlements, to variable returns for its shareholding interest in the subsidiary and (c) capacity to wield its power over the subsidiary to affect the value of return for investors. Encompassing guidance were included in IFRS 10 to approach a number of complex scenarios.

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IFRS 11 replaces IAS 31 Participation in Joint Ventures – JVs or Joint Control Ventures. IFRS 11 deals with joint business as a participation agreement, in which two or more parties detained joint control. SIC-13 Joint Ventures – Non Monetary Contributions from Investors was removed with the deployment of IFRS 11. According to IFRS 11, there are only two types of participation agreement: joint operations or joint ventures, based on the rights and obligations of the parties to the agreements. Joint operation is understood to be when an investor holds joint control and has contractual rights over assets and liabilities based on contractual obligations, individually; a joint venture exists when investors have rights and obligations with respect to net assets of the joint agreement. Investments in joint operations must be booked in such a way that investors can recognize and measure their own financial assets and liabilities, including the related revenues and expenses. Investments in joint ventures must be booked using the equity equivalence method. Previously, according to IAS 31, there were three types of participation agreements: jointly controlled entities, jointly controlled assets and jointly controlled operations. In addition, according to IFRS 11, joint ventures must be booked using the equity equivalence method, whereas joint control entities, according to IAS 31, could be booked using the equity equivalence method or the pro rata consolidation method. The current standard, no longer provides the option for the pro rata consolidation method.

IFRS 12 is a disclosure standard applicable to entities having participation in subsidiaries, participation agreements, co-ligated and/or non-consolidated structured entities. In general terms, the requirements for disclosure according to IFRS 12 are more encompassing than those in the previous standards.

When required by the standard, the Company measured retrospectively the accounting effects of adopting these standards since the opening balance sheets for the prior fiscal year, i.e., in January 1, 2012.

Management review the level of inputs held in its subsidiaries and in the subsidiaries of its own subsidiaries. In the terms of CPC 19(R2)/IFRS 11, the Company concluded holding shared control over a number of companies/SPEs (identified in explanatory note no. 3.1(c) all financial statements for fiscal year ended on December 31, 2013), classified as joint ventures, and undertaking the respective de-consolidation.

New and revised standards adopted without relevant effects in the consolidated financial statements for the last three fiscal years

Fiscal year ended on December 31, 2015

In fiscal year ended on December 31, 2015, the Company applied a number of different amendments and new interpretations to IFRSs and CPCs published by IASB and by CPC, which become mandatory for the accounting periods begun on January 1, 2015. Said amendments and annual enhancements had no relevant effect in the consolidated financial statements.

Fiscal year ended on December 31, 2014

IAS 36 – Reduction of value recoverable from assets (amendment)

The Company first applied amendments in IAS 36/ CPC 01 (R1) in fiscal year 2014. The amendments rectify some unintentional consequences of the amendments to IAS 36 resulting from IFRS 13. These amendments (a) align disclosure requirements with the intente of IASB and reduce the circumstances requiring the recoverable value from assets or cash generation units to be disclosed, (b) require additional disclosures on measuring of fair value for assets showing a loss based on fair value minus costs from lien, and (c) feature an explicit requirement of disclosure of the discount rate used in defining the impairment (or reversals), where the recoverable value, based on fair value minus lien costs, is determined using a present value technique.

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Applying these amendments had no material impact on the Consolidated Financial Statements of the Company.

IAS 27/CPC 35 (R2) – Separate Statements

This amendment reestablishes the equity equivalence method as an option for assessment of investments in controlled companies, jointly controlled ventures and co-ligated in individual financial statements as described in IAS 28 – Investment in co-ligated companies. This amendment has mandatory adoption in fiscal years started on or after 01 January 2016, with advance adoption being permitted. The Company chose to adopt in advance.

Fiscal year ended on December 31, 2013

Amendments to IFRS 7 (CPC 40 R1) - Disclosures - Financial Assets and Financial Liability offsets

Amendments to IFRS 7 require that entities disclose information about compensation rights and related agreements (such as requirements of notices on guarantees) for financial instruments according to an agreement for an executable compensation or similar agreement.

This standard came in force on January 1, 2013 and had no impact on the individual and consolidated financial statements of the Company.

IFRS 13 (CPC 46) Fair Value Metrics

IFRS 13 establishes a single source of guidance for measuring fair value and disclosures about fair value metrics. The scope of IFRS 13 is broad. Fair value measurement requirements in IFRS 13 applied to financial instrument items and nonfinancial instrument items which other IFRSs require or allow fair value measurement and disclosure on the measurement of fair value, except for payment operations based in shares which is part of the scope of IFRS 2 (equivalent to CPC 10 (R1)), merchant lease operations that are inserted in the scope of IAS 17 (equivalent to CPC 06 (R1)) and measurements with the level of similarity to fair value, but that are not fair value (for example, net value recoverable for inventory measurement purposes or value in use for assessment purposes of reduction from the recoverable value).

This standard came in force on January 1, 2013 and had no impact on the individual and consolidated financial statements of the Company.

IAS 19 (CPC 33 R1) Employee Benefits (as reviewed in 2011)

IAS 19 (as reviewed in 2011) changes booking of defined benefit plans and severance benefits. The most significant change is in reference to accounting for changes in defined-benefit obligations and plan assets. These changes require recognition of defined-benefit obligations and in the fair value of plan assets as they occur and, so, eliminate the “runner approach” allowed by the previous version of IAS 19 (equivalent to CPC 33 (R1)) and accelerate the recognition of costs from past services. All actuarial gains and losses are recognized immediately in other encompassing results so that the plan net asset or liability recognized in the balance sheet reflects the full value of the plan’s deficit or surplus. In addition, the cost of interest and expected return on assets of the plan used in the previous version of IAS 19 will be replaced by a value of “net interest” in accordance with IAS 19 (as reviewed in 2011), which is calculated applying a discount rate to the net value for the defined-benefit asset or liability. In addition, IAS 19 (as reviewed in 2011) introduces a number of changes in the disclosure of cost from defined benefits, including more extensive disclosures.

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This standard came in force on January 1, 2013. The Company already of applied the above described form of recognition considering that it was one of the options before of the normative instructions described above, so generated no impact on the individual and consolidated financial statements of the Company.

Amendments to IAS 1 (CPC 26 R1) Disclosure of Financial Statements (as part of the Annual Improvement Cycle for IFRSs 2009 - 2011 published in May 2012)

Changes relevant to the Company are the ones to IAS 1 one when there is a requirement to disclose the balance sheet for the beginning of the older period presented for comparison purposes (third column on the balance sheet) and the related explanatory notes. The amendments specified that a third column must be presented in the balance sheet when: (a) entities apply the accounting policies retrospectively or undertake a new disclosure or retrospective reclassification of items in financial statements; and (b) the application, new disclosure or retrospective reclassification has a material effect on the information of the third column in the balance sheet. The amendments specify that the explanatory notes related to the third column are not required.

In fiscal year 2013, the Company applied IFRSs 10, 11 and 12 new and reviewed as described above resulting in significant effects on the information disclosed on the balance sheet on January 1, 2012. According to the amendments to IAS 1, the Company published the balance sheet on January 1, 2012 without the related explanatory notes, except for the requirements for disclosure contained in IAS 8 (equivalent to CPC 23).

Standards and interpretations, new and revised, already published but not yet adopted

The International Accounting Standards Board – IASB published or amended the following main statements, guidance or interpretations, with mandatory adoption in following periods:

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Standard	Content	Onset term
Review IAS 16/CPC 27

Forbids companies from using the depreciation method based on the revenue for items of permanent. Amendments in IAS 38/CPC 04(R1) introduce the deniable assumption that revenue is not an appropriate base to define the amortization of an intangible asset.

1 January 2016
Review IAS 16 and IAS 38	Includes information about the concept of future expectation for reduction in sales price and clarifies the method of depreciation based on revenue generated by an activity.	1 January 2016
Review IFRS 11/CPC 19 (R2)	Requires that buyers of interest in joint operations, which constitutes a business deal, as defined in IFRS 3, apply the principles of IFRS 3, except those that conflict with IFRS 11.	1 January 2016
Review IAS 1	Provides clarification on the process for judgment in disclosure of Financial Statements.	1 January 2016
Review IFRS 10, IFRS 12 e IAS 28	Deals with issues raised in the context of applying in the exception of consolidation of investment entities.	1 January 2016
Modifications to IFRSs	2012-2014 Annual Improvement Cycles.	1 January 2016
IFRS 15	Specifies the how and when the recognition will take place as well as requires the entity to provide users of financial statements with more informative and relevant information.	1 January 2017
IFRS 9 – Financial Instruments

Replaces IAS 39 – Financial Instruments – Recognition and Measurement and establishes principles for disclosure of financial assets and liabilities, as well as new models of impairment and amendments in terms of the classification and measurement of financial assets.

1 January 2018
IFRS 16 – Leasing (new draft)

Targets introducing requirements in recognition, measuring, presentation and disclosure of leases. The statement provides for a single accounting model for leases, requiring that the leasee recognize all assets and liabilities for all lease contracts, unless the contract term is inferior to 12 moths or the values of the asset lease object is low. For leasors there will be not significant changes, having to carry on classifying leasing contracts as operational or financial, as per definition in IAS 17

1º de janeiro de 2019

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The Company is carrying out its analysis about the impact of these new statements and amendments in its financial statements.

There are no other IFRS standards or IFRIC interpretations that have not yet come in force with possible material impact on the Company.

Changes in the form of the disclosure in financial statements

Company management reviewed the calculation of the adjustment to present value for financial merchant leases in connection with the assets of independent energy producers, with energy supply contracts with subsidiary Amazonas Energia, and identified inaccuracies to be corrected retrospectively, as foreseen in Technical Statement CPC 23 – Accounting Policies, Changes in Estimates and Error Rectification. So, figures in connection with fiscal years ended on December 31, 2013 and on January 1, 2013, disclosed for comparison purposes are being restated. This way, for the purpose of ensuring comparability, figures in connection with fiscal year ended on December 31, 2013 object of this item 10 were adjusted according to the effects indicated above.

Additionally, in order to better present its financial statements in connection with fiscal year ended on December 31, 2014, Eletrobras carried out to the reclassification of certain items in its P& L statement, with reflex on the comparative information related to fiscal year ended on December 31, 2013. Due to this reclassification, Eletrobras started to disclose its direct costs on specific fields in the P&L statement thus comprising the gross profit. The effects of this reclassification are shown in item “b” below.

There wasn’t, in the year 2015, any significant changes in the presentation of the financial statements of Eletrobras. Nevertheless, the Company's management made certain reclassifications in specific lines of the 2014 financial statement in order to ensure comparability with 2015 and thus improve the comprehension of the financial statement’s reader.

b) Significant effects of the amendments to the accounting practices will

The effects of the changes in the form of disclosure in the financial statements disclosed in item (A) above, with the disclosure of direct costs in specific fields in the P&L statement, in the P&L statement for fiscal year ended on December 31, 2013:

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	CONSOLIDATED (in thousands of Reais)
	Fiscal year ended on December 31, 2013
	Original disclosure	Reclassification	Reclassified

NET OPERATIONAL REVENUE	23,835,644	-	23,835,644

OPERATIONAL COSTS

Energy purchased for resale	-	5,515,206	5,515,206
Charges on the use of the power grid	-	1,555,257	1,555,257
Construction - Distribution	-	1,013,684	1,013,684
Construction - Transmission	-	1,797,324	1,797,324
Construction - Generation	-	736,855	736,855
Fuel for production of electric energy	-	1,492,368	1,492,368
	-	12,110,694	12,110,694

GROSS PROFIT	23,835,644	12,116,320	11,719,324

OPERATIONAL EXPENSES

Personnel, Materials and Services	9,244,586	-	9,244,586
Energy purchased for resale	5,515,206	(5,515,206)	-
Charges on the use of the power grid	1,555,257	(1,555,257)	-
Construction - Distribution	1,013,684	(1,013,684)	-
Construction - Transmission	1,797,324	(1,797,324)	-
Construction - Generation	736,855	(736,855)	-
Fuel for production of electric energy	1,492,368	(1,492,368)	-
Compensation and refunds	405,809	-	405,809
Depreciation	1,296,375	-	1,296,375
Amortization	215,955	-	215,955
Donations and contributions	332,031	-	332,031
Operating provisions	3,258,205	-	3,258,205
Staff re-adaptation plan	256,860	-	256,860
Others	2,094,564	-	2,094,564
	29,215,079	(12,110,694)	17,104,385

OPERATIONAL RESULTS BEFORE FINANCIAL RESULTS	(5,379,435)	-	(5,379,435)

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Additionally, the corrections performed in the Financial Statements for the fiscal year ended on 2013, indicated in item (a) above, are shown below:

	C O N S O L I D A T E D			C O N S O L I D A T E D
	31/12/2013			01/01/2013
	Original disclosure	Adjustments	Restated	Original disclosure	Adjustments	Restated

ASSET
CURRENT
Cash and cash equivalent	3,597,583	-	3,597,583	2,501,515	-	2,501,515
Restrained cash	879,801	-	879,801	3,509,323	-	3,509,323
Bonds and securities	6,095,908	-	6,095,908	6,352,791	-	6,352,791
Customers	3,587,282	-	3,587,282	4,082,695	-	4,082,695
Financial assets - Concessions and Itaipu	1,168,002	-	1,168,002	318,293	-	318,293
Financing and Loans	2,838,503	-	2,838,503	2,611,830	-	2,611,830
Fuel Consumption Account - CCC	1,275,334	-	1,275,334	1,240,811	-	1,240,811
Compensation for shareholding interests	268,060	-	268,060	167,197	-	167,197
Taxes to recover	839,767	-	839,767	1,498,726	-	1,498,726
Income Tax and Social Contribution	1,940,005	-	1,940,005	1,227,005	-	1,227,005
Reimbursement Entitlements	10,910,073	-	10,910,073	7,302,160	-	7,302,160
Inventory	614,607	-	614,607	446,157	-	446,157
Nuclear fuel stocks	343,730	-	343,730	360,751	-	360,751
Indemnities - Law no. 12,783/2013	3,476,495	-	3,476,495	8,882,836	-	8,882,836
Derivative financial instruments	108,339	-	108,339	249,265	-	249,265
Others	1,136,344	-	1,136,344	1,118,481	-	1,118,481
TOTAL CURRENT ASSET	39,079,833	-	39,079,833	41,869,836	-	41,869,836

NON-CURRENT
LONG-TERM REALIZABLE
Reimbursement Entitlements	1,669,583	-	1,669,583	901,029	-	901,029
Financing and Loans	12,335,838	-	12,335,838	12,932,963	-	12,932,963
Customers	1,522,621	-	1,522,621	1,256,685	-	1,256,685
Bonds and securities	192,580	-	192,580	400,370	-	400,370
Nuclear fuel stocks	507,488	-	507,488	481,495	-	481,495
Taxes to recover	1,990,527	-	1,990,527	1,737,406	-	1,737,406
Income Tax and Social Contribution	3,010,574	-	3,010,574	4,854,337	-	4,854,337
Escrow deposits	2,877,516	-	2,877,516	2,691,114	-	2,691,114
Fuel Consumption Account - CCC	16,275	-	16,275	521,097	-	521,097
Financial assets - Concessions and Itaipu	23,704,037	-	23,704,037	22,915,696	-	22,915,696
Derivative financial instruments	107,816	-	107,816	223,099	-	223,099
Advances for future equity capital increases	490,429	-	490,429	70,423	-	70,423
Indemnities - Law no. 12,783/2013	2,019,684	-	2,019,684	5,554,435	-	5,554,435
Others	618,508	-	618,508	647,682	-	647,682
	51,063,476	-	51,063,476	55,187,831	-	55,187,831

INVESTMENTS	17,414,993	-	17,414,993	14,677,150	-	14,677,150

PERMANENT	30,038,514	208,991	30,247,505	29,494,833	220,015	29,714,848

INTANGIBLE	788,582	-	788,582	1,204,563	-	1,204,563

TOTAL NON-CURRENT ASSET	99,305,565	208,991	99,514,556	100,564,377	220,015	100,784,392

TOTAL ASSET	138,385,398	208,991	138,594,389	142,434,213	220,015	142,654,228

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	C O N S O L I D A T E D			C O N S O L I D A T E D
	31/12/2013			01/01/2013
	Original disclosure	Adjustments	Restated	Original disclosure	Adjustments	Restated
LIABILITIES AND NET EQUITY

CURRENT
Financing and Loans	1,969,765	-	1,969,765	1,337,279	-	1,337,279
Debentures	12,804	-	12,804	1,305	-	1,305
Financial liability	-	-	-	787,115	-	787,115
Compulsory loan	7,935	-	7,935	12,298	-	12,298
Suppliers	7,740,578	-	7,740,578	6,423,074	-	6,423,074
Advances from customers	511,582	-	511,582	469,892	-	469,892
Taxes owed	839,426	-	839,426	814,422	-	814,422
Income Tax and Social Contribution	15,262	-	15,262	313,888	-	313,888
Fuel Consumption Account - CCC	941,285	-	941,285	1,369,201	-	1,369,201
Shareholder compensation	528,204	-	528,204	3,952,268	-	3,952,268
National Treasury Credits	39,494	-	39,494	131,047	-	131,047
Estimated obligations	1,288,713	-	1,288,713	1,173,678	-	1,173,678
Refund obligations	8,377,400	-	8,377,400	5,988,698	-	5,988,698
Post-employment benefit	265,082	-	265,082	127,993	-	127,993
Contingency provisions	23,654	-	23,654	28,695	-	28,695
Sector charges	714,862	-	714,862	654,230	-	654,230
Merchant lease	181,596	(114,431)	67,165	162,929	(102,381)	60,548
Concessions payable - Use of the Public goods	3,567	-	3,567	1,870	-	1,870
Derivative financial instruments	262,271	-	262,271	185,031	-	185,031
Others	2,011,256	-	2,011,256	1,399,559	-	1,399,559
TOTAL CURRENT LIABILITY	25,734,736	(114,431)	25,620,305	25,334,472	(102,381)	25,232,091

NON-CURRENT
Financing and Loans	30,506,522	-	30,506,522	25,292,871	-	25,292,871
National Treasury Credits	-	-	-	37,072	-	37,072
Suppliers	791,293	-	791,293	-	-	-
Debentures	205,878	-	205,878	68,015	-	68,015
Advances from customers	776,252	-	776,252	830,234	-	830,234
Compulsory loan	358,905	-	358,905	321,894	-	321,894
Obligation for disposal of assets	1,136,342	-	1,136,342	988,490	-	988,490
Operating provisions	1,061,490	-	1,061,490	1,005,908	-	1,005,908
Fuel Consumption Account - CCC	455,455	-	455,455	2,401,069	-	2,401,069
Contingency provisions	5,695,104	-	5,695,104	5,100,389	-	5,100,389
Post-employment benefit	1,218,688	-	1,218,688	2,774,791	-	2,774,791
Onerous contracts	3,244,335	-	3,244,335	5,155,524	-	5,155,524
Refund obligations	2,317,708	-	2,317,708	1,801,059	-	1,801,059
Merchant lease	1,891,628	(564,966)	1,326,662	1,860,104	(466,278)	1,393,826
Concessions payable - Use of the Public goods	60,904	-	60,904	71,180	-	71,180
Advances for future equity capital increases	174,570	-	174,570	161,308	-	161,308
Derivative financial instruments	195,378	-	195,378	291,252	-	291,252
Sector charges	375,982	-	375,982	428,383	-	428,383
Taxes owed	892,950	-	892,950	620,397	-	620,397
Income Tax and Social Contribution	533,713	-	533,713	598,750	-	598,750
Others	68,657	-	68,657	10,458	-	10,458
TOTAL NON-CURRENT LIABILITY	51,961,754	(564,966)	51,396,788	49,819,148	(466,278)	49,352,870

NET EQUITY
Equity capital	31,305,331	-	31,305,331	31,305,331	-	31,305,331
Capital reserves	26,048,342	-	26,048,342	26,048,342	-	26,048,342
Profit reserves	4,334,565	888,388	5,222,953	11,361,225	788,674	12,149,899
Equity assessment adjustments	68,368	-	68,368	208,672	-	208,672
Additional dividend proposed	433,962	-	433,962	433,962	-	433,962
Other accumulated encompassing results	(1,696,858)	-	(1,696,858)	(2,273,587)	-	(2,273,587)
Non-controller shareholder interest	195,198	-	195,198	196,648	-	196,648
TOTAL NET EQUITY	60,688,908	888,388	61,577,296	67,280,593	788,674	68,069,267

TOTAL LIABILITY AND NET EQUITY	138,385,398	208,991	138,594,389	142,434,213	220,015	142,654,228

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	CONSOLIDATED
	31/12/2013
	Original disclosure	Adjustments	Restated

NET OPERATIONAL REVENUE	23,835,644	-	23,835,644

OPERATIONAL COSTS

Energy purchased for resale	(5,515,206)	-	(5,515,206)
Charges on the use of the power grid	(1,560,883)	-	(1,560,883)
Construction - Distribution	(1,013,684)	-	(1,013,684)
Construction - Transmission	(1,797,324)	-	(1,797,324)
Construction - Generation	(736,855)	-	(736,855)
Fuel for production of electric energy	(1,492,368)	-	(1,492,368)
	(12,116,320)		(12,116,320)

GROSS RESULT	11,719,324	-	11,719,324

OPERATIONAL EXPENSES

Personnel, Materials and Services	(9,244,586)	-	(9,244,586)
Compensation and refunds	(405,809)	-	(405,809)
Depreciation	(1,285,351)	(11,024)	(1,296,375)
Amortization	(215,189)	-	(215,189)
Donations and contributions	(332,031)	-	(332,031)
Operating provisions	(3,258,205)	-	(3,258,205)
Staff readaptation plan	(256,860)	-	(256,860)
Others	(2,089,704)	-	(2,089,704)
	(17,087,735)	(11,024)	(17,098,759)

OPERATIONAL RESULTS BEFORE FINANCIAL RESULTS
	(5,368,411)	(11,024)	(5,379,435)

FINANCIAL RESULTS

Financial Revenues
Revenues from interest, commissions and fees	1,146,055	-	1,146,055
Revenue from financial investments	556,469	-	556,469
Moratorium add-on on electric energy	305,404	-	305,404
Monetary up-dates	454,634	-	454,634
Exchange variations	539,059	-	539,059
Indemnity compensation - Lei 12,783/2013	441,024	-	441,024
Other financial revenue	269,666	-	269,666

Financial Revenues
Charges on debts	(2,031,402)	-	(2,031,402)
Charges on merchant lease	(379,771)	110,738	(269,033)
Charges on appeals from shareholders	(189,967)	-	(189,967)
Losses from derivatives	(238,938)	-	(238,938)
Others Financial Revenues	(606,287)	-	(606,287)
	265,946	110,738	376,684

RESULT BEFORE SHAREHOLDING INTERESTS	(5,102,465)	99,714	(5,002,751)

RESULT OF SHAREHOLDING INTERESTS	177,768		177,768

OPERATIONAL RESULT BEFORE LAW NO. 12,783/2013	(4,924,697)	99,714	(4,824,983)

Effects - Law no. 12,783/2013	-		-

OPERATIONAL RESULT AFTER LAW NO. 12,783/2013	(4,924,697)	99,714	(4,824,983)

Income Tax and Social Contribution current	(60,424)	-	(60,424)
Income Tax and Social Contribution deferred	(1,306,254)	-	(1,306,254)

NET PROFIT (LOSS) FOR THE PERIOD	(6,291,375)	99,714	(6,191,661)

PART ATTRIBUTED TO CONTROLLERS	(6,286,663)	-	(6,286,663)
PART ATTRIBUTED TO NON CONTROLLERS	(4,712)	-	(4,712)

NET PROFIT (LOSS) PER SHARE	(4.65)	0.08	(4.57)

TEXT_SP 10551067v1 10346/1 TEXT_SP 9435376v2 10346/1

c) caveats and emphasis present in the auditor’s report

Fiscal year ended on December 31, 2015:

Receivables subject to regulatory approval

As described in Note 2.1 of the Financial Statement, at the end of fiscal year 2012 the Company accepted the conditions for the early renewal of some generation and transmission concessions established by the Federal Government of Brazil, resulting in changes in the profitability of such concessions from year 2013 and the right to compensation for certain residual balances of transmission and generation assets, subject to approval by the National Electric Energy Agency - ANEEL. At December 31, 2015, the residual balances of indemnity of the generation and transmission assets amounted to R$ 10,972,365 thousand and these amounts were determined by the Company from its best estimates and interpretation of the legislation and may change up to the final approval and receipt by the company."

The opinion of the Independent Auditor does not contain qualification in respect of this matter.

In relation to the emphasis above, the administration has the following considerations:

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The 2nd Tranche of indemnification of the Law 12.783/2013, as provided in the Normative Resolution 596/2013 (generation) and 589/2013 (transmission), which were not initially considered in the 1st tranche of indemnification that was recognized when the publication of Law 12.783/2013 in the amount of R$ 14.437 billion, base date December 2012. As can be seen in the following table, the total amount claimed in the 2nd Tranche, exceeds R$ 26.0 billion, on the base date of December 2012. According to legislation in force, the indemnity to be defined will be adjusted since the date base until the date of effective payment.

By December 2015, were approved by ANEEL, the indemnities claimed by Eletrosul and Furnas, corresponding to the part of electricity transmission assets existing on  May 31, 2000, called Basic Network Existing System - RBSE and Other Transmission Facilities - RPC, not yet depreciated and amortized, as provided in the second paragraph of Article 15 of Law No. 12,783/13, in the amount of R$ 10.007 billion. Eletrobras has participated in discussions in class associations, Aneel and the Ministry of Mines and Energy to enable the start of these payments as of 2016 with adequate profitability to the cost of capital of the company and net of taxes, since it will be an important source resource for investments of Eletrobras. However, until December 2015, there were no regulations about the payment terms of these indemnities and, therefore, these amounts were not recorded in the financial statements of Eletrobras.

2nd Tranche: amount claimed R$ 26.427 million
Eletrobras Companies	Recorded Value (R$ million)		Amount Claimed (R$ million)		Approved Value (R$ million)(1)
	Generation(2)	Transmission	Generation	Transmission	Generation	Transmisson
Eletronorte	-	1.733	-	2.926	-	-
Chesf	697	1.589	4.802	5.627	-	-
Furnas	996	4.530	1.312	10.699	-	9.000
Eletrosul	-	514	-	1.061	-	1.007
Total	1.693	8.366	6.114	20.313	-	10.007

Valores on base of Dezembro 2012.

(1) The approved amounts will only be recognized in the Company's income after final definition of value and regulation of payment terms by the Grantor.

(2) The assets of thermoelectric generation were not covered by ReN ANEEL 596/2014. The amounts recorded are an additional of R$ 557 million in Furnas and R$ 357 million in CGTEE.

“Operational Continuity of subsidiaries and affiliates

As mentioned in Note 16 to the Financial Statements, the subsidiaries of the energy distribution segment and also the generation controlled companies, Eletrobras Termonuclear S.A. (Eletronuclear) and Companhia de Geração Térmica de Energia Elétrica (CGTEE)have presented continuous losses in its operations, negative working capital and/or uncovered liabilities, and the affiliated companies Norte Energia S.A, Madeira Energia S.A, ESBR Participações S.A, São Manoel and Teles Pires Participações SA have relevant negative working capital at December 31, 2015. Additionally, as described in Note 2 the concessions of these mentioned distribution subsidiaries expired on  July 15,2015 and to date there is no evidence of renewal. The continued operation of subsidiaries and affiliates mentioned above depends on maintaining the financial support from third parties, the Company and/or other shareholders."

The opinion of the Independent Auditor does not contain qualification in respect of this matter.

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In relation to the emphasis above, the administration has the following considerations:

The Company has investments in subsidiaries and SPEs mentioned the emphasis above, which have been investing significant amounts. These investments, according to estimates by the management of the investee should be absorbed by the future revenue generated by the projects. The values of some of these mentioned projects have asset value adjusted for provisions for impairment.

The operational continuity of the mentioned companies depends on maintaining the financial support from third parties, the Company and other shareholders.

In relation to the distribution companies, it was regulated by the Decree 8,461/2015, the conditions for the extension of the distribution concessions for over thirty (30) years, provided they fulfill the criteria of (i) Efficiency of service quality to be determined by indicators "Duration of Interruption per Consumer Unit" - DEC and "Frequency Equivalent of Interruption per Consumer Unit" - FEC; (Ii) economic and financial efficiency, to be determined by the EBITDA and debt level; (Iii) the low tariffs; (Iv) Transparency and Governance. The concession contracts of the Eletrobras distribution companies expired on July 07, 2015, however, remain in force temporarily, under Article 42 of Law 8.987/1995. On the occasion of the 164th Extraordinary General Meeting of Shareholders of Eletrobras, held on December 28, 2015, the Board of Directors proposed, through the Management  Proposal of the EGM that the renewal of concessions of the distributors of Eletrobras, with exception of CELG D , were conditioned to the following: (i) the capital investment needed to meet the goals required by Aneel were carried out directly by the Federal Government in the distribution companies; and (ii) the immediate arrangements for sale of these distributors adopted by the end of 2016. By request of the representative of the Federal Government, which intended to better study the subject and the model to be adopted in case of a decision by the extension of the distribution concessions, were withdrawn from the agenda the matters concerning the extension of the concession contracts of the subsidiaries Cepisa, Ceal, Eletroacre, Ceron, Boa Vista, Amazonas Energia, Thus, these concessionaires requested on  December 28, 2015, extending the deadline for signing the respective amendment, pursuant to Provisional Measure No.706 of December 28, 2015, which granted a period of 210 days from that date, in order that those distributors sign the additives terms. Within 210 days mentioned above, the said distribution companies of Eletrobras will provide new studies for submission to the new Extraordinary General Meeting of Eletrobras.

Basis for Qualified Opinion

"Risks related to compliance with laws and regulations - Lava Jato

As mentioned in Note No. 4 of the financial statement, item XI, in connection with the investigation procedures made by the federal public authorities in the operation known as "Lava Jato" and its consequences, the Company's management took cognizance through dissemination by the media or otherwise, of the existence of alleged illegal acts, including alleged payment of bribes by managers and former managers of the construction companies involved in certain projects, employees and/or directors and/or officers of the Company and/or its consolidated companies and/or other projects filed as equity method.

As a result, as approved by the Board of Directors, the Company hired an independent company specialized to conduct investigation related to the matter above and any breaches of laws and regulations in the context of the legislation of Brazil and the United States. Additionally, the Company has created an Independent Commission for management and supervision of the investigation in progress, conducted by the mentioned independent company.

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Considering that the actions related to the investigation of these matters are still in progress, therefore, without any conclusive results, the possible impacts of the final resolution of these issues, on the Company's financial statements for the year ended December 31, 2015 are not known and they could not be estimated by the Company. Consequently, we were unable to determine whether there was a need for adjustments or disclosures as a result of these issues in these financial statements.

Qualified Opinion

In our opinion, except for the possible effects of the matters described in paragraph Basis for Qualified Opinion, the parent company and consolidated financial statements present fairly, in all material respects, the individual and consolidated financial position of Centrais Elétricas Brasileiras SA - Eletrobras as of December 31, 2015, individual and consolidated performance of the company operations and their cash flows for the year ended on that date, in accordance with accounting practices adopted in Brazil and in accordance with International financial reporting standards ( IFRS) issued by the International Accouting Standards Board. - IASB "

In relation to the qualified opinion above, the administration has the following considerations:

"Operação Lava Jato", which, according to public sources, investigates the existence of an alleged corruption scheme involving companies responsible mainly for works in the infrastructure sector in Brazil, began in 2014.

Because of the news published in the press in 2015 in connection with such operation involving companies that also provided services for Eletrobras' subsidiary Eletrobras Termonuclear S.A. – Eletronuclear (“Eletronuclear”) (UTN Angra 3) and for certain special purpose entities in which Eletrobras or its subsidiaries hold a stake, Eletrobras created three (3) committees in order to verify the hiring of these contractors.  Given the limited scope of work of these Committees, the Eletrobra’s Board of Directors decided to hire a firm with the necessary expertise to conduct an independent investigation in order to assess any potential irregularities that may have violated the Foreign Corrupt Practice Act (FCPA), the Brazilian anti-corruption law and/or the code of ethics of Eletrobras in respect of certain projects.  On June 10, 2015, Eletrobras hired the law firm Hogan Lovells for the investigation.

This independent investigation is supervised by an Independent Committee for Investigation Management, which was set up by the Eletrobra’s Board of Directors on July 31, 2015, to ensure the independence of the work undertaken by Hogan Lovells.  This Commission is made up of Ms. Ellen Gracie Northfleet, a former Minister of the Supreme Court, Mr. Durval Soledade Santos, a former Director of the Comissão de Valores Mobiliários (CVM), and Mr. Manoel Jeremiah Leite Caldas, representative of the minority shareholders of Eletrobras.

It is important to mention that the CEO of Eletronuclear, Mr. Othon Luiz Pinheiro da Silva, requested leave of absence on April 29, 2016, because of news linking him to an alleged corruption scheme. He resigned on August 6, 2015.  Mr. Othon Luiz Pinheiro da Silva is currently a defendant in a criminal lawsuit in which Eletrobras has offered its assistance to the prosecution (as assistente de acusação).

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Regarding the construction of the Angra 3 plant, it is important to note that Eletronuclear terminated the contracts for the electromechanical assembly and the civil works and that the Angramon consortium has petitioned for a rescission of the contract.  No interim injunction or judgment has been passed in this proceeding.

Further, due to news citing the alleged involvement of the Chief Planing and Engineering Officer, Mr. Adhemar Palocci, and the Chief Energy Generation Officer of Eletrobras, Mr. Valter Luiz Cardeal, in alleged wrongdoing in connection with the Operação Lava Jato, both requested leave of absence from their positions on July 31, 2015.  On August 5, 2015, Mr. Valter Luiz Cardeal also requested leave of absence from the boards of CGTEE, Amazonas GT and Eletrosul.  Adhemar Palocci and Valter Luiz Cardeal remain on a leave of absence.

To the extent that the investigation conducted by Hogan Lovells evolves and in case it leads to findings and produces sufficient information and data for the company to evaluate any impacts, in accordance with the legislation of Brazil and the United States of America, Eletrobras will make the reflect the necessary impacts on its financial information in accordance with applicable laws and regulations.

As the investigation is still ongoing, it was not possible to identify or reflect any potential impacts of the investigation on the financial statements.

Due to the ongoing investigation described above, Eletrobras was not able to file its Form 20-F as of and for the year ended December 31, 2014 when due.  The New York Stock Exchange granted an extension until May 18, 2016 for the filing.  The filing of Form 20-F is one of the requirements for the maintenance of the listing on the New York Stock Exchange.

Fiscal year ended on December 31, 2014:

Emphasis - amounts receivable subject to approval from regulatory agency

“a. Impacts of Law no. 12,783/2013

As described in Note 2, the Company the company accepted the conditions for advance renewal of concessions established in Provisional Measure 579 (Law no. 12,783/2013), signing on 4 December 2012 the contracts for extension of concessions affected.

Residual balances for transmission assets, on 31 May 2000, as well as residual balances from hydraulic generation, on December 31, 2012, except for the respective basic projects, are being evaluated under the responsibility of the Company and the respective technical statements are being submitted to the National Electric Energy Agency– ANEEL for sign off, with the objective of receiving the respective indemnities.

On December 31, 2014, residual balances for transmission and generation assets mentioned above reached a total of R$ 8,253,130 thousand and R$ 1,483,540 thousand, respectively, and were established by the Company based on its best estimates and the interpretation of the legislation, and may undergo changes until the final sign off and their realization.

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Residual balances for investments in thermal generation, on December 31, 2012, whose concessions expire between 2015 and 2017 and are covered by the previously mentioned legislation, for a total of R$ 1,216,322 thousand, on December 31, 2014, were established by the Company based on its best estimates and the interpretation of the legislation. For these assets the granting power did not establish a methodology for the calculation of the value of the indemnity and these may undergo amendments until their final sign off and realization. Our opinion does not contain any caveats as a function of these topics.”

Emphasis - Operational continuity for controlled and co-ligated ventures

“As mentioned in Note 15, the controlled companies in the distribution segment and the one in the generation segment Companhia de Geração Térmica de Electric energy (CGTEE) have continually posted losses in their operations and presented, on 31 from dezembro 2014, negative working capital of R$1,221,736 thousand and unsecured liability of R$ 3,355,404 thousand.

Additionally, co-ligated Madeira Energia S.A., Energia Sustentável do Brasil Participações S.A., Manaus Transmissora from Energia S.A. and Teles Pires Participações S.A., in which the company holds 39%, 20%, 30% and 49.42% interest, respectively, and subsidiary Eletrobras Termonuclear S.A. (Eletronuclear) showed, on December 31, 2014, negative working capital of R$ 2.447.731 thousand.

The Company has investments in co-ligated Norte Energia S.A., Madeira Energia S.A. and Energia Sustentável do Brasil Participações S.A., and in subsidiary Eletronuclear, in which it has been investing material amounts for the development of the hydroelectric projects of Belo Monte, Santo Antônio, Jirau and Angra 3, respectively. According to the estimates from the management of the investment companies, these investments shall be absorbed by future revenue generated by the project, except in so far as the amounts for impairment of the related assets. The conclusion of the works and ensuing onset of operations depend on the capacity of these companies in obtaining the necessary financial resources.

The operational continuity of the controlled and co-ligated companies mentioned above depends on the maintenance of financial support from third parties, the Company and other shareholders. Additionally, as mentioned in explanatory note 2, the concession for these distribution companies expire on 15 July 2015 and today there is no evidence of renewal. Our opinion does not have caveats as a function of these topics.”

Emphasis - Risks related to legal and regulatory compliance

“As mentioned in explanatory note 4, as a function of news published in the media about the supposed involvement of the Company and/or its subsidiaries in the process under investigation by federal public authorities in the operation known as “Lava Jato (Car Wash)”, the Company management adopted some cautionary measures of internal nature, with the purpose of identifying eventual noncompliances with laws and regulations in connection with this issue. Some of these actions are still underway, however, based on the information known by the Company to date, in the assessment of the Management, eventual impact in connection with this topic, if any, would not be material in the Financial Statements for 2014. However, since operation “Lava Jato” is still underway, there is a level of uncertainty about possible future spinoffs stemming from the investigation process carried out by public authorities and their eventual effect in the Company’s financial demonstrations. Our opinion has no caveats with respect to this topic.“

In relation to the emphasis above, the administration has the following considerations:

"Operação Lava Jato", which, according to public sources, investigates the existence of an alleged corruption scheme involving companies responsible mainly for works in the infrastructure sector in Brazil, began in 2014.

Because of the news published in the press in 2015 in connection with such operation involving companies that also provided services for Eletrobras' subsidiary Eletrobras Termonuclear S.A. – Eletronuclear (“Eletronuclear”) (UTN Angra 3) and for certain special purpose entities in which Eletrobras or its subsidiaries hold a stake, Eletrobras created three (3) committees in order to verify the hiring of these contractors.  Given the limited scope of work of these Committees, the Eletrobra’s Board of Directors decided to hire a firm with the necessary expertise to conduct an independent investigation in order to assess any potential irregularities that may have violated the Foreign Corrupt Practice Act (FCPA), the Brazilian anti-corruption law and/or the code of ethics of Eletrobras in respect of certain projects.  On June 10, 2015, Eletrobras hired the law firm Hogan Lovells for the investigation.

This independent investigation is supervised by an Independent Committee for Investigation Management, which was set up by the Eletrobra’s Board of Directors on July 31, 2015, to ensure the independence of the work undertaken by Hogan Lovells.  This Commission is made up of Ms. Ellen Gracie Northfleet, a former Minister of the Supreme Court, Mr. Durval Soledade Santos, a former Director of the Comissão de Valores Mobiliários (CVM), and Mr. Manoel Jeremiah Leite Caldas, representative of the minority shareholders of Eletrobras.

It is important to mention that the CEO of Eletronuclear, Mr. Othon Luiz Pinheiro da Silva, requested leave of absence on April 29, 2016, because of news linking him to an alleged corruption scheme. He resigned on August 6, 2015.  Mr. Othon Luiz Pinheiro da Silva is currently a defendant in a criminal lawsuit in which Eletrobras has offered its assistance to the prosecution (as assistente de acusação).

Regarding the construction of the Angra 3 plant, it is important to note that Eletronuclear terminated the contracts for the electromechanical assembly and the civil works and that the Angramon consortium has petitioned for a rescission of the contract.  No interim injunction or judgment has been passed in this proceeding.

Further, due to news citing the alleged involvement of the Chief Planing and Engineering Officer, Mr. Adhemar Palocci, and the Chief Energy Generation Officer of Eletrobras, Mr. Valter Luiz Cardeal, in alleged wrongdoing in connection with the Operação Lava Jato, both requested leave of absence from their positions on July 31, 2015.  On August 5, 2015, Mr. Valter Luiz Cardeal also requested leave of absence from the boards of CGTEE, Amazonas GT and Eletrosul.  Adhemar Palocci and Valter Luiz Cardeal remain on a leave of absence.

To the extent that the investigation conducted by Hogan Lovells evolves and in case it leads to findings and produces sufficient information and data for the company to evaluate any impacts, in accordance with the legislation of Brazil and the United States of America, Eletrobras will make the reflect the necessary impacts on its financial information in accordance with applicable laws and regulations.

As the investigation is still ongoing, it was not possible to identify or reflect any potential impacts of the investigation on the financial statements.

Due to the ongoing investigation described above, Eletrobras was not able to file its Form 20-F as of and for the year ended December 31, 2014 when due.  The New York Stock Exchange granted an extension until May 18, 2016 for the filing.  The filing of Form 20-F is one of the requirements for the maintenance of the listing on the New York Stock Exchange.

Specifically with respect to “Emphasis - amounts receivable subject to approval from regulatory agency”, Eletrobras feels that, in 2014, Eletrobras concentrated efforts in obtaining supplementary amounts to the indemnities for the electric energy generation and transmission assets whose concessions were extended under the terms of Law no. 12,783/2013. In this sense and in compliance with ANEEL Normative Decision nos. 589/2013 and 596/2013, concession holders whose concessions were renewed in the terms of Law no. 12,783/2013 could present assessment statements for the purpose of showing that specific transmission and generation assets had not been fully amortized or depreciated at the time of the renewal of the concession, therefore being entitled to Supplementary Indemnities. Until December 2014, the statements already submitted by Eletrobras subsidiaries to ANEEL reached a total amount of R$ 9,410 million in Supplementary Indemnities. If considered the assessment statements already submitted by Eletrobras subsidiaries to ANEEL until March 2015, the amount intended becomes R$ 15,037 million in supplementary indemnities. However, the production of effects and the ensuing recognition of these Supplementary Indemnities in the Company’s financial statements are conditioned to the sign off of the amounts intended by ANEEL and the regulation by the Granting Power of the conditions and format for payment thereof.

With respect to “Emphasis - Operational continuity for controlled and co-ligated ventures” Eletrobras management understands that Eletrobras subsidiaries acting in the segment of distribution, in general, in 2014, showed a reduction in the percent levels of losses. The Board understands that the operational continuity of the previously mentioned subsidiaries depend on financial support to these companies, as well as, in the case of distribution companies, also depends on the regulation of the conditions for the renewal of their concessions, as established Law no. 12,783/2013. With respect to the other corporations, the emphasis deals with projects under development, in the non-operational phase and, therefore, Eletrobras has continually assessed and monitored each of their financial statements

Finally, in connection with “Emphasis - Risks related to legal and regulatory compliance”, Eletrobras management clarifies that, as has been widely publicized in the media, in 2014 “Operation Lava-Jato” was triggered to investigate, according to public information, the existence of a supposed corruption scheme involving Brazilian companies responsible for works in the infrastructure sector in Brazil. Until the date of publication of the Financial Statements for 2014, Eletrobras and its Management had not been notified of any claim or objective evidence against Eletrobras companies, it is projects or its Management staff, eventually resulting from facts in connection with Operation Lava-Jato. Despite this, the Company adopted some cautionary measures of internal nature for the purpose of assessing the news published on the media, in so far as they relate to Eletrobras and is projects. To date, however, no illegal activity in connection with the topic has been identified. Due to news published on the press involving companies that provide services to two specific purpose entities (“SPEs”) Norte Energia S.A (Belo Monte hydropower plant) and Energia Sustentável do Brasil SA. (Jirau hydropower plant), in which Eletrobras holds a minority shareholding interest, as well as in Eletronuclear (Thermal Nuclear Power Plant Angra 3), in March 2015, three commissions were installed for the purpose of undertaking verification of the processes used to contract the contractors by the companies in case in point. The works of these commissions are still underway. Additionally to the above mentioned measures, Eletrobras sent out correspondence, in March 2015, to the authorities in charge of the investigations and requested clarification as to (i) whether there is information or evidence within the scope of Operation Lava-Jato capable of affecting the companies of the Eletrobras group and their projects; and (ii) if so, to have access to said documents. Until the date of approval of the Financial Statements for 2014, the Public Attorneys Office had not answered to the Company questions. The Federal Police, in its turn, answered, on 26 March 2015, the investigations of Operation Lava-Jato are carried out under secrecy and there is no specific legal authorization to share its information with Eletrobras or to provide it with access to the documents of the police investigation. Based on the information available to Eletrobras to date (“actual knowledge”), the Management’s estimate is that the eventual impact in connection with this issue, if any, would not be material in their Financial Statements for the fiscal year ended on December 31, 2014.

Fiscal year ended on December 31, 2013:

In so far as concerns fiscal year ended on December 31, 2013, the emphasis in the independent auditors opinions of a Eletrobras are shown below:

“Emphasis - Impacts of Law no. 12,783/2013

On 11 September 2012, as described Note.1 of the Financial Statements, the Federal Government published Provisional Measure no. 579, dealing with the extensions of the concessions for generation, distribution and transmission of electric energy and on the reduction of sector charges. This Temporary Masher was converted, on 11 January 2013, into Law no. 12,783/2013 and was regulated by Decree no. 7,891/2013 of 23 January 2013. The new tariffs and the amount of indemnities for assets linked to the concessions were published by the Ministry of Mines and Energy Ruling no. 579 and Interministerial ruling of the Ministry of Mines and Energy and of the Ministry of the Treasury no. 580, published in extraordinary addition of the Official Union Gazette on 1 November 2012.

The Company accepted the conditions for the advance renewal of concessions foreseen in Provisional Measure no. 579 (Law no. 12,783/2013), and signed on 4 December 2012 contract for extension of the concessions affected, including all the goods linked to the respective contract to the Union, under the administration of the company.

In so far as concerns the concession holders that chose to accept the extension of concessions for transmission of electric energy, covered by § 5 of art. 17 of Law no. 9,074, of 1995, Law no. 12,783/2013 in its article 15, § 2, authorizes the granting power to pay, in the form set in the regulation, the amount in connection with assets considered not depreciated existing on 31 May 2000, registered by the concession holders and recognized by the National Electric Energy Agency - ANEEL. The Company is currently in the phase of drafting the statement for assessment of said assets to deliver to ANEEL which will then have 150 days to manifest.

Additionally, for the generation ventures, except for the respective basic projects, ANEEL Normative Decision no. 596/2013, established that companies should manifest on their interest to receive the indemnity by December 31, 2013, and after the manifestation, they have 180 days to submit to ANEEL the supplementary information for the calculation of the parcel of the investments linked to reversible goods, realized by December 31, 2012, and still not amortized or depreciated. The Company manifested its position within the deadline established by ANEEL.

On December 31, 2013 and 2012, amounts for transmission and generation assets covered in this situation correspond to R$ 8,857,107 thousand and R$ 1,483,540 thousand, respectively, and were defined by management based on its best estimates and interpretation of the legislation above, as described in Note 2 of its Financial Statements, and may undergo changes until the final sign off for them.

The amounts for thermal generation assets having concessions to expire between 2015 and 2017 and that are covered by said legislation, on December 31, 2013 and 2012, correspond to R$ 1,205,289 thousand and R$ 1,684,047 thousand, respectively, and were defined by management based on its best estimates and interpretation of the legislation above, as described in Note 2 of its Financial Statements. The granting power did not disclosed for these assets the indemnity amount and this may undergo changes on their definition.

However, the Auditor’s had no caveats with respect to these issues.

Emphasis - Reflexes for Eletrobras stemming from Operational continuity for controlled and co-ligated ventures

We would like to draw attention to Note 15 of the financial statements that describes that the controlled companies in the distribution segment and the one in the generation segment Companhia de Geração Térmica de Electric energy have had repetitive losses in their operations and show an excess of liabilities over current assets on December 31, 2013 for R$ 4,052,324 thousand and unsecured liability of R$ 2,765,144 thousand.

On December 31, 2013, the Company has investments in Norte Energia S.A., in Madeira Energia S.A. and Interligação Elétrica do Madeira S.A, which have been incurring insignificant expenses in connection with the execution of the hydroelectric project in Belo Monte and Santo Antônio. These expenses according to the estimates from the management in the investment companies, will be absorbed by the future revenues generated by the projects. The conclusion of the works and the ensuing onset of operations depend on the capacity of these companies to continue raising the necessary funds to provide continuity and conclusion for the projects. Additionally, investment companies, Manaus Transmissora de Energia S.A. and Norte Brasil Transmissora de Energia S.A., in which the Company has interests of 49.50% and 49%, respectively, show an excess of liabilities over current assets of R$ 171,738 thousand and R$ 322,499 thousand.

As described in Note 15 of the financial statements, co-ligated company Centrais Elétricas Matogressenses S.A. - CEMAT showed excess of liabilities over current assets, on December 31, 2013, for R$ 925,515 thousand, and belongs to the Economic Group Rede Energia, currently in the legal recovery, with intervention being decreed by the regulatory agency on 31 August 2012. The Company has established provision for the investment and assess the loans to receive based on the criteria and assumptions described in Notes 9 and 15 of the Financial Statements.

Operational continuity for distribution subsidiaries, Company de Geração Térmica de Electric energy and investment companies Norte Energia S.A., Madeira Energia S.A., Interligação Elétrica do Madeira S.A., Manaus Transmissora de Energia S.A. and Norte Brasil Transmissora de Energia S.A. depends on continuity of financial support received from the Company and other shareholders. Realization of assets from loans to receive from CEMAT depend on the success of the legal recovery plan and the outcome of the intervention, as well as on the new negotiation terms with creditors. The auditors of opinion had no caveats with respect to this issue.

Emphasis - Application of the equity equivalence method

As described in Note 3 of Financial Statements, the individual financial statements are drafted in accordance with the accounting practices adopted in Brazil. For Centrais Elétricas Brasileiras S.A., these practices differ from IFRS, applicable to separate financial statements, only in so far as concerns the assessment of investments in controlled, co-ligated and jointly controlled companies using the equity equivalence method, given that for IFRS purposes it would be cost or fair value. The auditors of opinion had no caveats with respect to this issue.”

In connection with the emphasis paragraphs above, the Board understands that the individual and consolidated financial statements were drafted in compliance with the accounting practices currently adopted in Brazil. For the Company, these practices differ from IFRS, applicable to separate financial statements, only in so far as concerns the assessment of investments in controlled, co-ligated and jointly controlled companies using the equity equivalence method, given that for IFRS purposes it would be cost or fair value.

The Board understands that the Company will be in burst for the amounts of the transmission and generation assets covered in Emphasis “Impacts of Law no. 12,783/2013”, which were defined by management based on their best estimates and interpretation of current legislation. However, observing that the said reimbursement depends on the final sign off from the granting power.

With respect to subsidiaries in the distribution segment, overall, for the year of 2013, Eletrobras distribution companies showed a reduction in the percent levels of losses. The Board understands that the operational continuity of the previously mentioned subsidiaries depend on financial support to these companies, as well as, realization of assets from loans to receive from CEMAT which is directly linked to the implementation of the legal recovery plan and the outcome of the intervention.

10.5 – Directors must point out and comment on critical accounting policies adopted by the issuer exploring, in particular, accounting estimates made by management on uncertain and relevant issues for a description of the financial status and of the results requiring subjective or complex judgment calls, such as: provisions, contingencies, recognition of revenues, tax credits, long-duration assets, asset lifetime for noncurrent assets, pension plans, adjustments due to conversion from foreign currency, environmental recovery costs, asset and financial instruments recovery test criteria.

In applying accounting policies, Companhia Management must make judgement calls and draft estimates for the book values of revenues, expenses, assets and liabilities, as well as disclosures in explanatory notes, on the base date of the financial statements, which are not easily obtained from other sources. The estimates and the respective assumptions are based on the company history experience and other factors deemed relevant. These estimates and assumptions are object of ongoing tracking and review. The effects of the reviews of the accounting estimates are recognized in the period in which the estimates are reviewed, if the review affects solely that period, or also in later periods when the review affects both the current period and future periods.

Even if these estimates and assumptions are continually monitored and reviewed by the Company Management and that of its subsidiaries, the final effect on the accounting value of revenues, expenses, assets and liabilities is inherently uncertain since they stem from the use of judgment calls.

Below, the main assumptions used in the accounting estimates evaluated as the most critical, by Company Management and that of its subsidiaries for the future and other main sources of uncertainties that may lead to significant adjustment to the book values of assets and liabilities in coming periods:

Deferred tax assets and liabilities

Taxable profit estimates, base for the analysis for realization of net deferred tax assets, are based on annual budget and on the strategic plan, both reviewed from time to time and the profitability history. However, future taxable profit can be higher or lower than the estimates made by the management in defining the need to post or not the amount of deferred tax assets.

Provision for reduction of recoverable value from long-term assets

Company adopts variables and assumptions in tests to determine the recoverable value from long-term assets and the need to recognize impairment, when necessary. Our management makes judgment calls, based on the history experience in managing the asset, set of assets or cash generation unit. These judgment calls may, eventually, not come true in the future, including in terms of the estimated economic lifetime for the asset. The lifetime currently adopted by the Company is in accordance with the practices defined by ANEEL, applicable on the assets linked to the concession of the electric energy public utility service, which may vary as a result of periodic analysis of the economic lifetime term of goods, in. Additionally, the lifetime is limited to the term of the concession only for those operations within the scope of ICPC 01/IFRIC 12.

A number of inherently uncertain events also impact in determining the variables and assumptions applied by the Company management, and that of its subsidiaries, in determining the discounted future cash flows for the purpose of recognition of the recoverable value from these long-term assets. Among these events, the following standout: preservation of consumption levels for electric energy; rate of growth of the economic activity in the country; availability of water resources; in addition to those inherent to the end of terms of concessions for the electric energy public utility service, in particular in so far as the value of its reversal at the end of the term of the concession. In this aspect, the assumption adopted is that the indemnity is contractually established, when applicable, for the new new replacement value (NRV), for generation and transmission, and the base value from regulatory compensation (BRR) for distribution assets. These are the bases used to determine the values expected as indemnity at the expiry of generation, transmission and distribution of electric energy concession terms. Another significant variable is the discount rate used in discounting cash flows.

During the 2015 fiscal year, subsidiary Eletronucelar decided to change the expected synergy potential used in measuring the calculation of the impairment for Angra 3 Plant. This is a prospective change and targets enhancing the financial information applied in calculating the impairment for the Angra 3 permanent assets.

Base for defining indemnity by the granting power of the concessions

Law no. 12,783/2013, enacted on 11 January 2013, defined the new replacement value (VNR) as the base for defining the calculation of amounts in connection with indemnity by the granting power relative to the concessions of public services. The Company adopts, for concessions not extended yet, the assumption that the goods are reversible at the end of the concession contracts.

Based on this assumption, for concessions already extended, amounts receivable from the granting power were preserved, in connection with the Basic Grid of the Existing System (Rede Básica do Sistema Existente – RBSE), for the investments made after the basic project for generation plants and transmission lines (modernization and improvements) and for the thermal generation assets. These values are object of sign off by ANEEL.

The Company adopted the new replacement value (“VNR”), as the way of measuring the value to be indemnified by the Granting Power for the part of the generation and transmission assets not totally depreciated by the expiry of the concession. For this measurement, the Regulatory Compensation Base (BRR) has been defined.

Lifetime of permanent assets

Company Management of applies the criteria defined in ANEEL decision no. 367, of 02 June 2009, in determining the estimated lifetime for the permanent asset goods, limited to the term of the concession for the operations within the scope of ICPC 01/IFRIC 12, because of understanding that these suitably represent the lifetime in case in point.

Provision for disposal of assets

The Company recognizes provisions for obligations with the deactivation of assets in connection with its thermal nuclear plants. In order to determine the provision amount, assumptions and estimates are made with respect to the discount rates, the estimated cost of deactivation and removal of the entire plant from the site and the time expected for said costs to be incurred. The cost estimate is based on legal and environmental requirements for deactivation and removal of the entire plant as well as the prices for products and services to be deployed at the end of the lifetime.

Actuarial obligations

Actuarial obligations recorded are determined by actuarial calculations prepared by independent actuaries based on the life expectancy of participants (table AT-2000), average retirement age and inflation. However, real future results for the benefits may differ from those currently in existence and recorded in accounting.

Provision for labor, tax and civil risks

Provisions for labor, tax and civil risks, where applicable, are established for risks with expected probable loss, based on the assessment of the Management and of the Company’s internal and external legal counsel. Amounts provisioned are recorded based on the cost estimates for the outcomes of said contingencies. Contingent risks with expected possible losses are published by the Management, but provisions are not established. This assessment is supported by judgment call by Management, together with its legal counsel, considering the jurisprudence, decision in entry and higher instances, history of eventual agreements and decisions, management experience and that of its legal counsel, as well as other applicable aspects.

Credit impairment charges - PCLD

The Company registers provisions for accounts payable and loans granted that Management feels there is a level of uncertainty in terms of receiving payment. PCLD for Customers is established based on amounts receivable from consumers in the residential class when the debt is over 90 (ninety) days past due; in the commercial class, when the debt is over 180 (one hundred and eighty) days past due and four classes: industrial, rural, public agencies, public lighting and public services when over 360 (three hundred and sixty) days past due. In establishing a PCLD, the Company also takes into account the individual consumers and analysis of the receivable document and the outstanding balance for each consumer based on management experience with respect to the history for effective losses and the existence of real guarantees. PCLD in connection with loans granted by the Company are established based on the amounts receivable past due. Reversal of PCLD is undertaken after the debt is settled or re-pactuated.

Assessment of financial instruments

Company management applies assessment techniques that include information not based on observable market data to estimate the fair value of certain types of financial instruments. Company management and that of its subsidiaries believes that the assessment techniques selected and that the assumptions applied are adequate in determining the fair value for financial instruments.

Onerous contracts

The Company and its subsidiaries apply assumptions in connection with costs and economic benefits for each contract to determine the existence or not of an onerous contract. For long-term commitments such as purchase or sale of energy, the critical estimate in determining the amount for provisioning for a future sale of the contract is the historical average Settlement Price for Differences (Preço de Liquidação das Diferenças - “PLD”) approved by Company Management as assumption for the calculation of provision for onerous contracts, exclusively for accounting purposes, as well as the discount rate applied to cash flows. Actual PLD amounts over the years may be higher or lower than those of the assumptions applied by the Company. Additionally, the Company may have onerous contracts in concessions in which the actual expected cost for operation and maintenance is not fully covered by revenues.

Risks in connection in connection with legal and regulatory compliance

Since fiscal year 2015, the Company has been facing challenges stemming from operation “Lava Jato” where the supposed involvement of former members of the Subsidiary Eletrobras Termonuclear S.A. – Eletronuclear (“Eletronuclear”) management and irregularities is specific ventures undertaken through specific purpose entities, in which Eletrobras is a minority shareholder with interests of up to 49% (forty-nine percent), were raised.

Because of the news published on the press the company established 3 (three) investigation commissions in Eletrobras for the purpose of checking on the contractor contracting processes by said companies. Considering the limitations imposed by the work methods available to these Commissions, the Eletrobras Management decided to contract an independent office with the necessary expertise to undertake an independent investigation for the purpose of evaluating the eventual existence of irregularities violating the North American Foreign Corrupt Practice Act (FCPA), Anticorruption Law no. 12,846/2013 (“ Brazilian Anticorruption Act”) and/or the Eletrobras Code of Ethics, in certain ventures. The Hogan Lovells Law Firm was contracted on June 10, 2015 specifically for this purpose.

Eletrobras was unable to promptly file Form 20F in relation to fiscal year 2014, given that based on North American legislation additional audit and investigation procedures are required, with these being currently in execution. The New York Stock Exchange granted up to May 18, 2016 for the Company to carry out with the afore-mentioned filing. In addition, while these investigations are underway, Eletrobras has been filing its quarterly and yearly financial statements for fiscal year 2015 in Brazil, together with the opinion of independent auditors with caveats for limitation of scope.

With a view to ensuring higher levels of transparency and independence for the investigations required by the Eletrobras Board of Directors, on 31 July 2015, the Council approved the establishment of the Independent Investigation Management Commission to oversee the investigation work in progress by the law firm contracted, Hogan Lovells. Through this commission, the Council approved the appointment of Dr. Ellen Gracie Northfleet and Dr. Durval José Soledade Santos, respectively, former minister of the Federal Supreme Court and former director of the Securities and Exchange Commission, as well as the participation of Mr. Manoel Jeremias Caldas Leite, at the time member of the Fiscal Council, as representative of minority interest shareholders.

In so far as the investigation works delivered by independent specialist company progress and generate information and sufficient data for the Company to assess, according to Brazilian and North American legislation, the eventual impacts on its Complete Financial Statements and 20F Forms, will receive the same and regular treatment applicable.

The Company through its Senior Management, internal auditors and Fiscal Council, has been tracking the investigations as well as the eventual denouncements disclosed and is committed to adopting the necessary measures to enhance its governance and internal control systems, as mentioned in other chapters of this report. December 31,  Company Management abhors any and all types of fraud and corruption.

In connection with the above-mentioned operation, between 22 July and 15 August 2015, two collective lawsuits in connection with securities were filed against Eletrobras, some of its mangers and a former-administrator in the District Court of the United States for the South District of New York (SDNY). On 2 October 2015, these lawsuits were consolidated and the Court appointed as leaders of the claimants, Dominique Lavoie and the city of Providence. The claimants filed an amended consolidated complaint on 8 December 2015, supposedly on behalf of investors who pruchased Eletrobras papers traded on the New York Stock Exchange, between 17 August 2010 and 24 June 2015 and, on 26 February 2016, filed a second amended consolidated complaint. The amended consolidated claim alleges, among other things, that Eletrobras and the individual defendants were aware or were supposed to be aware of the supposed fraud committed against the Company by a cartel of construction companies, as well as of the bribes and kickbacks supposedly requested and received by Eletrobras employees; that Eletrobras and the individual defendants gave distorted, materially relevant statements, as well omitted with respect to the fraud; and that the Company share prices dropped when the supposed fraud was disclosed.

The claimants have not specified an amount for the damages claimes, even though said amount, when established, may be material for the Comnpany. Eletrobras contracted legal counsel and intends to make a vigorous defense against the allegations made in the lawsuit.

This topic i salso subject of Explanatory Note number 4.1.1 – “Lava Jato” on the Complete Financial Statements for fiscal year ended in 2015.

10.6 – Relevant items not shown in the financial statements

a) assets or liabilities held by the Company, direct or indirectly, that did not appear in their balance sheet (off-balance sheet items), such as a: i) operational merchant leases, assets and liabilities; ii) receivables portfolios written off over which the entity preserves risks and responsibilities, indicating the respective liabilities; iii) contracts for future purchase or sale of products or services; iv) contracts for unfinished construction works; and v) contracts for future receivables from financing granted.

All assets and liabilities held by Eletrobras are recorded in its balance sheet. Eletrobras does not maintain any operation, contract, obligation or other types of commitments in entities whose financial statements are not consolidated with its own or other operations liable to generate relevant effects, present or future, in its results or in its equity or financial status, revenues or expenses, liquidity, investments, cash or any other not registered in its financial statements. Therefore, there are no assets or liabilities held by Eletrobras not figuring in its balance sheet.

b) Others items not shown in financial statements

There are no other relevant items not shown in the Eletrobras consolidated financial statements.

10.7 – Comments on items not shown in financial statements

Not applicable, given that there are no other relevant items not shown in Eletrobras consolidated financial statements.

a)        how such items amend or may come to amend the revenues, the expenses, the operational result, the financial revenues or other items in the issuer’s financial statements

Not applicable, given that there are no other relevant items not shown in Eletrobras consolidated financial statements.

b)        nature and purpose of the operation

Not applicable, given that there are no other relevant items not shown in Eletrobras consolidated financial statements.

c)        nature and amount of obligations taken on and of rights generated in favor of the issuer as a result of the operation

Not applicable, given that there are no other relevant items not shown in Eletrobras consolidated financial statements.

10.8 – Business Plan

a) investments, including: i) quantitative and qualitative description of investments in progress and investments foreseen; ii) investment funding sources; iii) relevant de-investments in progress and investments foreseen.

Capital Investments

In the last three years, Eletrobras invested an average of R$ 11 billion annually in expansion, modernization, research, infrastructure and environmental projects. Approximately On average, approximately 55% of this total was invested in generation, 533% in transmission and the remainder in distribution and other activities.

Investments in 2015 (as shown in the table below) reached the amount of R$ 10.4 billion, i.e., with a level of achievement of 73.5% of the budget.

The main business of Eletrobras are the generation and transmission, and the Company intends to invest significantly in these segments in the coming years.

The federal government selects the concessionaires for the construction of new generation plants and power transmission lines through auctions. Thus, it is difficult to predict the exact amount that Eletrobras will invest in these segments in the future. However, the Company is working to win a significant number of concessions, either individually or through consortia including participants from the private sector.

For the year 2016, the approved investment budget is $ 13.1 billion, as approved by Decree No. 8,632 of December 30, 2015.

Transmission

In 2015, the Company invested the amount of R$ 3.414 billion in transmission, of which R$ 2.261 billion in corporate transmission facilities and R$ 1.153 billion through SPEs, representing 80% of the R$ 4.270 billion approved in the 2015 plan.

Standouts in 2015 are the addition of 502 km of corporate transmission lines and in partnership, in particular the following projects: Conclusion of the 500 kV Luiz Gonzaga/Guaranhuns/Pau Ferro link, in the States of Pernambuco and Paraíba, comprising 653 km of transmission lines as well as two new substations, carried out in partnership by subsidiary Chesf and CTEEP, for a total investment of R$ 942 million; In the state of Amazonas, Eletronorte put in operation the 230 kV Lechuga/Jorge Teixeira TL, with 30 km in length and investment of R$ 66 million. In Rondônia, 44 km 230 kV TL between SS Porto Velho and Collector Porto Velho, associated to the plants of Santo Antonio and Jirau. Both ventures improve service quality in the state capitals, Manaus and Porto Velho.

Physical aggregation of Transmissions lines and substations

The following table is with the addition of transmission lines of Eletrobras, in Km for the year 2015, also indicating the total of physical aggregation, for the same period, of the leveraged projects with the participation of Eletrobras.

Eletrobras Companies	Corporate	O&M Corporate (b)	Eletrobras SPEs % (c)	Eletrobras Total (a+b+c)	Eletrobras Physical Aggregation	Leveraged Physical Aggregation
Eletronorte	754	10.023	2.072	12.848	673	1.298
Chesf	1.281	18.604	1.509	21.394	616	1.056
Furnas	1.148	18.758	1.368	21.274	7	13
Eletrosul	1.294	9.426	1.087	11.807	-855	-1.302
Amazonas GT	439	0	0	439	439	439
Amazonas Energia	322	0	0	322	-378	-378
Total	5.238	56.811	6.036	68.085	503	1.126

The main factors that negatively affect the performance of Eletrobras in the transmission sector, regarding the 2015 fiscal year, are related to the failure of the completion deadlines of the projects, especially caused by delays in the licensing process, the imbalance in supply contracts arising the devaluation of the real, non-compliance with deadlines by some contractors, and finally land issues related to the passage of the transmission lines on private property or on Indian lands.

The decrease of transmission lines Eletrosul in 2015, is particularly justified by the transfer to Eletronorte of about 582 km of transmission lines from the North Brazil Transmitting Power SA. Concerning Amazonas Energia, the decrease was due to the unbundling of transmission assets for Amazon GT.

In terms of substations, there was an increase of the processing capacity of Eletrobras companies of 3,186 MVA. In this sense, 1,650 MVA in enterprise projects and 1,536 MVA through SPEs. When considering the total processing capacity of enterprises that have participation of Eletrobras, Eletrobras has contributed to the country in 2015, with 5,182 MVA increase.

Eletrobras Companies	Acréscimo - Subestações em 2015 (Capacidade de Transformação - MVA)
	Corporate	Eletrobras SPEs % (b)	Eletrobras Total (a+b)	SPE Total(c)	LeveragedTotal (a+c)
Eletronorte	450	0	450	0	450
Chesf	1.200	1.323	2.523	2.700	3.900
Furnas	0	79	79	160	160
Eletrosul	0	134	134	672	672
Amazonas GT	0	0	0	0	0
Total	1.650	1.536	3.186	3.532	5.182

(b) Proportional to the participation of Eletrobras in SPE;

(c) Consider the total transformation capacity of the SPE.

Generation

In 2015, total investments in generation were of R$ 5.675 billion, 76% of the R$ 7.461 billion approved in the 2015 plan.

In 2015, standouts were the capacity increase of the Livramento Wind farm, the entry in operation of the Hermenegildo, VamCruz, Santo Sé II, Chapada do Piauí I, Geribatu, Chuí and Serra das Vacas Wind farms, as well as the entry in operation of new generation units in UHEs Santo Antônio and Jirau. As a counterpart, comercial operation of UTEs Presidente Medici (Phase A), São Jerônimo, Nutepa, Electron, Cidade Nova and Distrito was suspended.

Distribution

Eletrobras companies invested close to R$ 1 billion in distribution in 2015, representing around 59.8% of the R$ 1.7 billion planned. In 2015, 193,398 new unbits were incorporated, a growth of 2.9% with respect to 2014, addressing 700 municipalities in the States of Amazonas, Acre, Alagoas, Piauí, Rondônia, Goiás and the Municipality of Boa Vista.

In 2015, the performance in expansion was not as significant as in previous years, with the exception of Celg D. Some adverse factors had to be overcome so the expansion programs would not fall out of alignment with the government’s social programs. The progress of the Expansion Works Program was impaired due to the absence of source of funding, to replace the extinct Global Reversal Reserve – RGR fund. Despite these difficulties, the works involving operational risks were executed but the rhythm of executuin of these Works was aligned with the cash availability in the distribution companies, due to having to use own financial resources, as well as resources from the World Bank (Project Energu+ Counterpart). In so far as concerns Celg D, in 2015, the Investment Plan achieved 92% of the budget approved in the anual plan, being considered a very positive year with respect to investments in reinforcing and improvements of the Electrical System, therefore not facing too many difficulties over the course of the year.

Business and Management Strategic Plan and Steering Plan

The challenges imposed by the current context of the Brazilian electric sector led Eletrobras, over the course of 2015, to focusing on a further reduction of its costs with respect to its revenues, by restructuring its corporate processes and in optimizing the efforts among the companies of the Eletrobras System, taking as a base the 2015 – 2030 Strategic Plan, which instructs the activities of the companies through five strategic guidelines described below:

Guideline	Description
Superior Economic-Financial Performance	Enhancement of the technical and economic-financial management of the ventures and adaptation of the financial structure to the new model of corporate management for the Eletrobras System.
Sustainable Expansion

Preservation of the leadership of the Eletrobras System in the Brazilian electric sector and a more expressive action offshore, in addition to the development of a portfolio of experiments in order to sustain its competitiveness.

Operational Efficiency	Drafting of plans to revitalize and drive asset efficiency in addressing regulatory parameters and adoption of best practices.
Excellence in People and Culture of Excelência	Enhancement of the People Management Model in Eletrobras System.
Re-adaptation of the Business Model, Governance and Management

Changes in the Eletrobras System given the new regulatory context of the Brazilian electric sector. These include topics like review of the shareholding logic, reinforcement of bylaws, adaptation of the organizational structure of the holding and of the Eletrobras companies, re-adaptation of processes and systems and sustainable management of financial resources.

This Plan addresses 14 strategic objectives to be reached. Each of them is associated to one of the five strategic guidelines presented above, as shown in the figure below:

The Business and Management Steering Plan for the Eletrobras companies (PDNG) for the 2015-2019 five-year period, approved by the Board of Directors on 31 July 2015, comes up as the first spinoff of the 2015-2030 Strategic Plan, addressing targets and projects to achieve these strategic objectives presented and preserving the alignment with the Eletrobras Corporate Identity –Mission, Vision 2030 and Values.

It presents itself as an evolution on the previous PDNG, for the 2014-2018 5-year period, since it considers a scenario closer to the current context of the electrical sector, with maintenance of investments in ventures already contracted, the addition of new projects respected the investment capacity and the indebtedness threshold for each of the Eletrobras companies, in additions to measures in adjustments in order to adequate expenses.

For the 2015 to 2019 this scenario foresees investments on the order of R$ 50.3 billion, a reduction of 17.3% as compared it to the 2014-2018 5-year period. This amount will be reviewed in PNDG 2016-2020 according to the adverse macro-economic and sector conditions. The figure shows the investments by business for the period:

It should be noted that, of this total, around R$ 35 billion (69.2%) are foreseen for expansion of the generation park and transmission lines, and R$ 2.5 billion (5.0%) for expansion of the energy distribution business. R$ 11.3 billion will be invested in modernization and maintenance of generation, transmission and distribution assets, of which 85.8% in generation and transmission, and around R$ 1.5 billion will be invested in infrastructure.

         Source: Diretoria Financeira da Eletrobras

In so far as concerns the actions that are part of the PDNG, the following were standouts in 2015:

•         Increase of Eletrobras electric energy generation and transmission business. With this physical growth, Eletrobras market share remained relevant.

•         The presentation to the Executive Board and the Board of Directors of Eletrobras of a proposal for a new model of business, governance and management structure for the Eletrobras companies, addressing a re-adaptation of its shareholding structure and organizational structure in so far as concerns the electric energy distribution business, included the sale of the Eletrobras shareholding interest in CELG-D, was approved by shareholders of the Company at the 164th Extraodinary General Assembly, held on 28 December 2015;

•         Aggregate reduction of the PMSO (Personnel, Material, Services from third parties and Others) obtained specially based on the implementation of a Redundancy Incentive Plan (RIP) in the Eletrobras companies;

•         Delivery to ANEEL of the assessments undertaken by the Eletrobras generation and transmission Companies in identifying the complements to indemnities in connection with assets whose concessions were renewed based on Law 12,783/2013;

•         Restructuring of the Investment Committee of the Eletrobras System (Comitê from Investimentos do Sistema Eletrobras - CISE), by changing its participants and refining its work processes, with a view to reinforcing the management of business investments in generation, transmission and distribution, providing inputs for decision-making by the Eletrobras Executive Board and the Board of Directors;

•         Eletrobras’s presence, for the ninth consecutive year in the Corporate Sustainability Index of the São Paulo stock exchange (BM&FBovespa) reflects the commitment of the Eletrobras Companies and their professionals in continually promoting the enhancement of their corporate practices, based on ethics, transparency and social and environmental responsibility.

•         Establishment of the Implementation Program for the ERP Standard in the Eletrobras companies – ProERP, with a view to standardizing the coprorate information systems in order to drive support for the implementation of a new coprorate management model that will ensure a uniform, integrated, profitable and competitive operation for the Eletrobras System, as well as contributing to enhancing corporate governance, based on the market’s best practices.

  Reinforcement of investment management, by restructuring the Investment Committee of the Eletrobras System - CISE responsible for providing prior assessment in relation to investments in corporate projects and in partnerships, in extended concessions, as well as in the acquisition of shareholding interest and divestment, with reference to the business of generation, transmission and distribution of the Eletrobras Companies, providing inputs for informed decision-making by Management. CISE is chaired by the Department of Shareholding Interest Information Control for the Eletrobras Holding, responsible for management of information and documents in relation to shareholding interests.

•         Approval of the SPE Manual, to collaborate with the enhancement of the models of governance and management of the Eletrobras Comapnies having participation in SPEs, through proposal for practices that reinforce the development of new business and management for these.

•         Approval of the “Policy for Representatives is Specific Purpose Entities”, in line with the best market practices, establishing the necessary guidelines for the process of selection, appointment, performance assessment and qualification for representatives of Eletrobras Companies in the Management and Fiscal Councils of SPEs.

❖  Investment Program:

The company realized, in 2015, R$ 11.4 billion in terms of investments, equivalente to roughly 73% of the total plan for the period, with the investments not made in implementation of the Angra III Thermal Nuclear Plant, with onset of operations transferred to December 2020, the non occurrence of financial inversions in Teles Pires and the lower level of investment in works in reinforcement and enhancements in the Electric Energy Transmission System in the Northeast Region contributing to not using 100% of the amount originally planned.

Nature of Investments R$ Million)	Plan 2016	Approved End 2015	Actual Total 2015	(%)	2014	2013	2012
Subtotal Own Investments	10,477.98	8,915.35	6,059.52	67.97%	6,264.54	7,259.06	5,924.11
Generation	4,500.97	3,007.14	2,162.98	71.93%	2,182.88	2,630.91	1,770.95
Transmission	1,314.61	2,495.03	1,855.35	74.36%	2,111.04	2,281.84	1,638.74
Distribution	1,343.25	1,402.11	791.20	56.43%	577.46	741.17	837.22
Maintenance – Generation	442.36	497.49	330.97	66.53%	393.75	427.40	511.56
Maintenance - Transmission	1,402.57	502.23	405.51	80.74%	477.95	472.21	401.18
Maintenance - Distribution	897.55	271.38	212.19	78.19%	151.35	204.38	218.78
Others (Research, Infrastructure and Environmental Quality)	576.67	739.97	301.33	40.72%	370.10	501.16	545.68
Subtotal Financial Inversions	2,683.00	5,229.51	4,334.26	82.88%	5,140.80	3,964.71	3,103.69
Generation	1,609.40	3,956.66	3,181.30	80.40%	3,703.65	3,219.39	2,109.14
Transmission	1,073.60	1,272.85	1,152.96	90.58%	1,437.14	745.32	994.56
Total	13,160.98	14,144.86	10,393.79	73.48%	11,405.33	11,223.77	9,027.80

Research and Development

Eletrobras research and development activities are undertaken by Cepel, a not-for-profit entity established in 1974 with the objective of supporting the technological development of the Brazilian power sector. The Company is the main sponsor of Cepel and participates in coordinating the environmental planning and energy conservation programs. Cepel customers are Eletrobras operating subsidiaries (including Itaipu and Eletrobras Eletronuclear) and other Brazilian and foreign companies concession holders in the electric energy and other industry of the electric energy sector. Cepel activities target achieving high standards of quality and productivity in the power sector through research and development in technology. Cepel has a network of laboratories to carry out its activities and has technical cooperation agreements with a number of international research and development institutes in electric energy. Cepel prioritizes strategic and structuring projects, with its activities being distributed in seven research areas, each one undertaken by a specific department: (i) DEA – Department of Energy and Environmental Optimization; (ii) DRE – Department of Electrical Systems; (iii) DAS – Department of Automation Systems ; (iv) DLE – Department of Lines and Stations; (v) DTD – Department of Distributiom of Technology; (vi) DTE – Department of Special Technologies; and (vii) Experimental Research Laboratories – DPF and DPA Departments.

Eletrobras also has a central research laboratory that undertakes scientific studies, measurements, analysis of specialists and other test analysis relevant to our main operations. This center is certified by the National Metrology Institute, enabling it to certify electrical equipment. Cepel also concentrates in the execution of projects in energy efficiency, including those in connection with generation of electric energy from renewable sources, such as solar and wind power. As part of this focus, the Cepel structure includes the following projects: (i) the Sérgio de Salvo Brito Reference Center in Solar and Wind Energy, (ii) the Efficient Solar House, and (iii) the Center for Deployment of Efficient Technologies.

Currently, Cepel performs the role of Executive Secretary of the Commission for Technological Policy – CPT of the Eletrobras companies, a structure that, beginning in 2012, started to deal in an integrated format with the corporate issues in P&D+I and Technology, defining policies, guidelines, strategies and action plans. However, the beneficiaries of the activity of Cepel transcend the Eletrobras Companies, and encompass ministries and sector entities, such as, for instance, the Energy Research Company (“EPE”), the National Operator of the Electric System (“ONS"), the Chamber for Sale of Electric Energy (“CCEE”) and ANEEL, in addition to concession holders and equipment manufacturers. In addition, the Center participates in drafting the National Energy Plan and the Ten year Energy Expansion Plans drafted by EPE.

b) acquisition of plans, equipment, patents and other assets that may materially influence the Company’s productive capability.

On 27 January 2015, Eletrobras carried out the acquisition of shareholding control of Celg-Distribuição S.A. - Celg-D ("Celg-D"), distribution and electric energy sale concession holder having concluded the process of acquisition for Celg-D for R$ 59.5 million. The acquisition targeted the economic-financial recovery of Celg-D, which has approximately 2.7 million customers.

c) new products and services, indicating: i) description of previously disclosed research underway; ii) total amount spent by the Company in research for the development of new products or services; iii) previously disclosed projects underway; iv) total amount spent by the Company in developing new products or services.

Research Projects Undertaken by CEPEL

According to the Policy for Technology and Research, Development and Innovation (P&D+I), Cepel is the central executor for the research lines, programs and projects in technology and P&D+I for the Eletrobras Companies, providing consulting and advisory services in assessing results, in managing technological knowledge and its deployment.

In 2015, Cepel carried out corporate projects in P&D+I for the Eletrobras Companies in the following topics: Energy and Environment Optimization; Power Grids; Automation Systems; Lines and Stations; Distribution Technology; Special Technologies; and Experimental Research.

Other Projects

Additionally to its international expansion project, Eletrobras routinely undertakes feasibility studies for investments in generation, transmission and distribution of electric energy with potential to add revenue to the Company. Should the studies display feasibility and be approved by the decision-making agencies in the Company, we may invest in these projects, which will be advised to the market in a timely fashion.

Amount spent by Eletrobras in the development of new products and services

Amounts registered by Eletrobras for research and development, infrastructure and environmental quality corresponded to R$ 301 million in fiscal year ended on December 31, 2015, as compared to R$ 370 million and R$ 402.2 million in fiscal years ended on December 31, 2014 and 2013, respectively.

10.9 – Comment on other factors not that relevantly influenced the operational performance and that have not been identified or commented on in the other items of this section

Corporate Social Responsibility

Eletrobras, always attentive to its Mission in “acting on the energy markets in an integrated, profitable and sustainable way”, supports social, cultural, sports and institutional projects relevant for the development of Brazilian societies in a number of different segments.

Eletrobras social commitment and to all its audience of interest is a determinant factor for the sustainability and evolution of its business.

To this end, in December 2015, the Eletrobras Volunteer Program was launched with the objective of driving potential for the practice of citizenship among its employees, thereby reinforcing the organizational culture, the proximity to the community in which it is inserted, human and professional development and, in this way, achieving increasingly better results in the Company Organizational Climate. Through volunteer actions with not-for-profit institutions and of acknowledged merit, Eletrobras volunteers make available their time, knowledge and talent, continuously and without compensation, for social causes. Since the launch of the Program, in 2015, no financial investments have been made in it.

In addition, in alignment with the Federal Government’s programs, public policies, legislation and the Eletrobras Corporate Social Responsibility Policy, the Company carried on with its commitment to social responsibility and to social projects in the field of education, employment and income generation, as well as the project sponsored by the company, associating the Eletrobras brand to projects that promote culture and sports in the country, as well as events of technical-scientific relevance.

The table below shows a list of the corporate social responsibility agreement signed by Eletrobras holding, in 2015:

Agreement	Social Project	Locality	Line of action	Benefits for	Amount passed through (R$)

ECV-PCS-006/2012	“Semeando a Cidadania”	Candiota-RS	Education	115	71,262.20
ECV-PCS-003/2013	“Orquestra Filarmônica de Candiota”	Candiota-RS	Education	60	0
ECV-PCS-002/2013	CCP Whole Milk	Rurópolis / PA	Generation of Employment and income	71	0
TC-DS-C-0095/2013	Support and assistance project for Kayapó do Oeste	Native Indian lands Baú e Menkgragnoti / PA	Generation of employment and income and territorial development	1,500	0
Total				1,746	71,262.20

As shown above, within the context of social projects and actions, Eletrobras gave continuity to the long-term project carried out with the native Indian communities of the Kayapó tribe that lived on the western bank of the Xingu River in the south of the state of Pará, a region indirectly impacted by the Belo Monte Hydro Power Plant, under construction. In 2015, the project were finalized together with the native Indian Kayapó communities that live on the eastern bank of the Xingu river and that will be carried out in 2016. These projects target income generation and valuing of the culture of these communities.

Other projects undertaken in areas close to Eletrobras ventures also stand out, such as the opening of the “Legal Milk” Community Production Center (CPC), outcome of an agreement signed between Eletrobras and Transamazônica Agricultural Herding Cooperative (Coopetra) in a partnership that also allowed the implementation of 3 CPCs in the city of Rurópolis-PA, located at crossroads of the Transamazônica Highway (BR-230) and the Cuiabá-Santarém highway (BR-163), in the region of the Tapajós River basin. This project targets processing milk, adding value to the product, and resulting in increased income for producers.

In addition to these, two other social products were undertaken in Candiota, on the occasion of the Brazil-Uruguay link execution: Project “Seeding Citizenship” and the “Candiota Philharmonic Orchestra”. The first project targets creating professional qualification opportunities for young people and adults in the municipality of Candiota, driving viability to dispute and equal conditions access to the work market, thereby promoting social inclusion and improved quality of life as well as local and regional development. The second project targets providing access to culture and qualifying the youth in the municipality of Candiota in learning a musical instrument. The outcome is the establishment of the Philharmonic Orchestra of Candiota.

Within the specific scope of sponsorships, the main benefits issued, in the year of 2015, were projects in connection with energy issues (Program of Sponsorship for Events of the Electric Sector 2015) ones related to popular arts and music. In 2015, in accordance with the established by the Sponsorship Policy of the Eletrobras Companies, we tried to support projects providing the expected return, valuing innovative, creative and original actions that might, at the same time, add value to the brand of the Eletrobras Companies and value the local cultural wealth in the different regions of Brazil.

Eletrobras holding developed a Sponsorship Project Assessment Methodology, consisting in a metric analysis tool of the cost-benefit of projects and the outcomes achieved after the end of the events, adapting the choice and analysis of projects to technical criteria assessment. In 2015, the methodology was updated and optimized and has been object of major interest by other Brazilian state companies.

  The table below contains a list of the projects (cultural and not incentivized) sponsored by Eletrobras, already contracted, for 2015:

Cultural Projects Incentivized Contracted in 2015
Contract	Project Type	Project Name	Beneficiary	Amount Contracted (R$) *
002/2015	Incentivized Cultural	Performance by the oxen Garantido and Caprichoso in Parintins 2015	Maná Produções, Comunicação e Eventos LTDA	R$ 700,000.00
006/2015	Incentivized Cultural	Roda de Zamba: Itinerant Culture	Instituto Cultural Padre Josimo	R$ 150,000.00
007/2015	Incentivized Cultural	Historical Lebanese Garments	Associação Cultural Brasil-Líbano	R$ 80,000.00
015/2015	Incentivized Cultural	National Music Festivity	VF Promoções e Publicidade Ltda	R$150,000.00
Total for incentivized cultural projects contracted in 2015				R$1,080,000.00

*The amount is in connection with projects contracted in 2015 and not necessarily invoiced yet.

Non-Incentivized Projects Contracted in 2015
Contract	Project Type	Project Name	Beneficiary	Amount Contracted (R$) *
001/2015	Not Incentivized	Usinas Hidrelétricas - passo a passo	Geraldo Magela Pereira	R$ 20,000.00
003/2015	Not Incentivized / Event Notice	12º Encontro Nacional de Agentes do Setor Elétrico - ENASE	Canal Energia Internet Ltda	R$ 30,000.00
004/2015	Not Incentivized	V Seminário Internacional de Direito Administrativo e Administração Pública	ICP Cursos e Projetos	R$ 80,000.00
005/2015	Not Incentivized / Event Notice	9ª feira Internacional de Energias Renováveis	All About Eventos LTDA	R$ 50,000.00
008/2015	Not Incentivized / Event Notice	9º Seminário de Eletrônica de Potência e Controle - 9º SEPOC	Associação Grupo de Eletrônica de Potência de Controle	R$ 30,000.00
009/2015	Not Incentivized / Event Notice	12º Congresso Brasileiro de Eficiência Energética e ExpoEficiência 2015	ABESCO - Associação Brasileira das Empresas de Conservação de Energia	R$ 60,000.00
010/2015	Not incentivized/ Event Notice	Brazil WindPower 6ª Feira de Negòcios	Canal Energia Internet Ltda	R$ 30,000.00
011/2015	Not incentivized/ Event Notice	CIGRE SC D1 2015 International Meeting and Colloquium	Comitê Nacional Brasileiro de Produção e Transmissão de Energia Elétrica – CIGRE-Brasil	R$ 40,000.00
012/2015	Not incentivized/ Event Notice	XXIII Seminário Nacional Produção E Transmissão De Energia Elétrica - SNPTEE	Comitê Nacional Brasileiro de Produção e Transmissão de Energia Elétrica – CIGRE-Brasil	R$ 100,000.00
013/2015	Not incentivized	Fórum Industrial de Produtividade. Energia e Negócios-FIPEN-	CIEMG	R$ 12,000.00
014/2015	Not incentivized/ Event Notice	XVIII SEPEF – Seminário de Planejamento Econômico- Financeiro do Setor Elétrico	Fundação Comitê de Gestão Empresarial	R$ 60,000.00
016/2015	Not incentivized	Projeto Estudo em Gerenciamento de Riscos Climáticos	Conselho Empresarial Brasileiro para o Desenv.Sustentável	R$ 10,000.00
017/2015	Not incentivized/ Event Notice	XVI Congresso Brasileiro de Energia	FUNDAÇÃO COORDENAÇÃO DE PROJETOS. PESQUISAS E ESTUDO TECNOLÓGICOS - COPPETEC	R$ 60,000.00
018/2015	Not incentivized	I Seminário de Direito Comercial	Instituto Brasiliense de Direito Público - IDP	R$ 100,000.00
Total for not incentivized projects contracted in 2015				R$ 682,000.00

* The amount is in connection with projects contracted in 2015 and not necessarily invoiced yet.

Among the above-mentioned projects, there are those selected by Eletrobras holding through the public selection notice issued by the Eletrobras Companies for events in connection with the power sector. Based on the same notice, Chesf selected 1 project for a total of R$ 100,000.00; Eletronuclear selected 5 projects, for a total of R$ 220,000.00; Furnas selected 2 projects, for a total of R$ 150,000.00 and Eletronorte selected 3 projects, for a total R$ 200,000.00. The notice consolidated the work done over many years for a selection process based in principles of equality and transparency with a view to addressing events that would allow the diffusion of technical knowledge, within the scope of the power sector. The return expected is not only in association of the Eletrobras brand to events of excellence, but also to events in driving the main business principles of the Eletrobras Companies.

The table below shows for the 2015 fiscal year, Eletrobras holdings main expenditures in the different categories of projects and social actions:

External Social Indicators: Amounts Passed through in 2015		Holding
		2015	2014
1	Category Projects and Social Actions	-	-
1.1	Education	71,262.20	20,445.00
1.2	Health and Food Security	-	-
1.3	Infrastructure	-	-
1.4	Generation of Employment and Income	-	143,196.00
1.5	Guarantee for the Rights of Children and Teenagers	-	-
1.6	Environment	-	-
1.7	Culture	-	-
1.8	Sports and Leisure	-	-
1.9	Promotion of Citizenship	-	-
1.10	Development of Territory and Traditional Communities (Decree 6,040/2007)	-	-
SUBTOTAL CATEGORY SOCIAL ACTION PROJECTS		R$ 71,262.20	R$ 163,641.00
2	Donations	-	-
2.1	Donations of funds:	-	-
2.1.1	Charitable Donation	-	-
2.1.2	Donation to the Fun for Childhood and Adolescence	-	-
2.1.3	Donation for emergency situation or public calamity	-	-
2.2	Donation of goods and services	-	-
2.3	Donations of unusable goods for the company	-	27,501.00
SUBTOTAL DONATIONS		R$ -	R$ 27,501.00
3	Volunteer program	-	-
3.1	Investment in mobilizing volunteers	-	-
3.2	Volunteer support activities	-	-
3.3	Staff time invested in volunteering	-	-
SUBTOTAL VOLUNTEERING		R$ -	R$ -
4	Sports Sponsorships	-	-
4.1	Incentivized Sponsorships (Law of Incentive to Support)	-	988,200.00
4.2	Non-Incentivized Sponsorships	-	-
SUBTOTAL SPORTS SPONSORSHIPS		R$ -	R$ 988,200.00
5	Cultural and Institutional Sponsorships	-	-
5.1	Non-Incentivized Cultural Sponsorships	-	-
5.2	Incentivized Cultural Sponsorships (Rouanet act)	1,339,087.06	8,942,000.00
5.3	Institutional sponsorships	639,460.00	2,436,221.62
SUBTOTAL CULTURAL AND INSTITUTIONAL SPONSORSHIPS		R$ 1,978,547.06	R$ 11,378,221.62
TOTAL INVESTMENTS		R$ 2,049,809.26	R$ 12,557,563.62

As demonstrated above, in 2015, Eletrobras had his expenditures in the cultural area for a total amount of approximately R$ 1,978 thousand of which R$ 639 thousand targeted at non-incentivized projects and R$ 1,339 thousand at projects incentivized. There were no sponsorships contracted for sports projects incentivized or not in 2015.

In the aspect of social responsibility, it should also be highlighted that, as a military of the UN Global Compact, of the Pro-Gender and Race Equality Pact of the Special Secretary for Policies for Women of the Office of the President of the Republic and of the Principles of Empowerment for Women – a joint initiative of you and women and the Global Compact - Eletrobras progressively enhances the promotion of equality in opportunities for all people, with this being a commitment that is also expressed in the Code of Ethics of the Eletrobras companies.

The outcomes that can be highlighted since Eletrobras joined these commitments are: the extension of health benefits to same gender life companions, gender channel to receive manifestations of sexual harassment and other gender discriminations, insertion of diversity in the Company advertisement, 180-day maternity leave, ongoing educational actions dealing with the gender, race and diversity topics.

All internal and external actions of a social nature undertaken and supported by Eletrobras, take into account the Company values as well as those defended by the volunteer principles signed by Eletrobras, such as those mentioned above. These values, therefore, are present in the project selection criteria and throughout their execution, generating results for society, such as improvement in income and education levels, and for the company, such as improvement of the organizational climate.

Still, in the context of supports to public policies and to Federal Decree no. 5,940/2006, since 2008, the Eletrobras Selective Collection Solidarity Commission was established to undertake the establishment of the Selective Collection Solidarity Program with a view to encouraging consumption with awareness and separation of recyclable waste be targeted to associations and cooperative of recyclable materials collectors. The Program is undertaken and executed by Eletrobras Holding without any allocation of funds. The Recyclable Materials Co-ops that received the materials are selected by way of a public notice, with the last one being held in 2014, for a period of two years, and the cooperative selected was Recooperar, located in the municipality of Itaboraí/RJ. In 2015, the company sent more than 33 tonnes of waste materials.

Annex 02

Information on candidates to the Board of Directors

appointed by controlling shareholders

The election of the members of the Eletrobras Board of Directors, with a term of office ending on the date of the Annual General Meeting to be convened in 2017, with reelection allowed, will be carried out in the Annual General Meeting, convened to take place on 29 April 2016.

Rules for election of managers by non-controlling shareholders can be found in Annex 06.

12.5/8 – Composition and professional experience of the Board of Directors

Name	Date of birth	Administration department:	Date elected	Term of office
CPF	Profession	Elected role held:	Date of inauguration	Elected by controller?
Independent member ? What is the criteria used to determine independence?	Number of consecutives terms in office:	Other roles or functions held in the issuer:

If the candidate has held the role of member of the Company internal Management or Audit Committees, advise percentage of attendance in meetings held by the entity during the last fiscal year, having taken place after inauguration in the role.

WAGNER BITTENCOURT DE OLIVEIRA	27/03/1950	Board of Directors	29/04/2016	Until the next one AUG 2017.
337.026.597-49	Metallurgy Engineer	President of the Board of Directors	29/04/2016	YES
No	10	NO OTHER ROLES IN ELETROBRAS

100% attendance in Board of Directors meetings during Term of Office¹

¹This percentage considers all meetings held during the Council Member’s term of office, started in Aug 2015 and in force to this date.

Number of meetings of the Board of Directors during the Councilor’s Term of Office started in Aug 2015 and in force to this date: 31

Professional experience / Declaration of eventual sentences

Mr. Wagner Bittencourt is an engineer, graduated at PUC/RJ in June 1974, specializing in Finances and Capital Markets. President, Executive and council member in companies of the public and private sectors, among which logistics, financial, mining, metallurgy and equipment. He has 20 years of experience as an Executive. He was secretary to the Ministry of National Integration in 2001, superintendent of SUDENE between 2000 amd 2001, presidente of Companhia Ferroviária do Nordeste between 1998 and 2000 and director, superintendent and department head and manager of different units of BNDES since 2005. He was director of the areas of Infrastructure and Basic Inputs of BNDES between 2006 and March 2011. He was also minister of the Department of Civil Aviation between April 2011 and March 2013. He currently holds the role of Vice-president of BNDES since April 2013.

To the best of Eletrobras knowledge. Mr. Bittencourt does not hold roles in publicly traded companies, or third sector entities.

Eletrobras is not aware that, in the last 05 (five) years, has had any condemnations or sentencing that would prevent Mr. Bittencourt from undertaking any sort of professional or commercial activity.

Mr. Wagner Bittencourt is considered a politically exposed person in the terms of CVM Instruction 301/1999, as amended (“CVM Instruction 301”) due to holding the role of vice-president of the National economic and Social Development Bank (BNDES).

12.9 – Existence of marital relation, stable union or blood kin relationship of up to 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of controlled companies, direct or indirectly, of the issuer; c. (i) administrators of the issuer or from its controlled companies, direct or indirectly and (ii) direct or indirect controllers of the issuer; and d.(i) administrators of the issuer and (ii) administrators of corporations directly or indirectly controlled by the issuer

There are no marital relations, stable union or blood kinship in the second degree between the candidates to company administrators, with each other or, with administrators or controllers of Company subsidiaries or controlling entities, direct or indirectly.

12.10 – Relations of subordination, service delivery or control maintained, in the last 3 fiscal years, between administrators of the issuer and: a. company controlled, direct or indirectly by the issuer, except those where the issuer holds, direct or indirectly, total equity capital; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled or controller companies or in any way controlled by any of these people.

There are no relations of subordination, delivery of services or control among the candidates to administrators and subsidiaries, controlling entities and others.

12.5/8 – Composition and professional experience of the Board of Directors

Name	Date of birth	Administration department:	Date elected	Term of office
CPF	Profession	Elected role held:	Date of inauguration	Elected by controller?
Independent member ? What is the criteria used to determine independence?	Number of consecutives terms in office:		Other roles or functions held in the issuer:

If the candidate has held the role of member of the Company internal Management or Audit Committees, advise percentage of attendance in meetings held by the entity during the last fiscal year, having taken place after inauguration in the role.

MAURÍCIO MUNIZ BARRETTO DE CARVALHO	28/06/1958	MEMBER OF THE BOARD OF DIRECTORS	29/04/2016	Until the next one in Aug 2017.
042.067.418-75	BUSINESS ADMINISTRATOR	EFFECTIVE MEMBER OF THE BOARD OF DIRECTORS	29/04/2016	YES
NO.	03	PRESIDENT OF THE PEOPLE MANAGEMENT AND COMPENSATION COMMITTEE, MATERIALS AND SERVICES AND OTHERS

100% attendance in Board of Directors meetings during Term of Office ¹

¹ This percentage considers all meetings held during the Council Member’s term of office, started on Aug 2015 and in force to this date.

Number of meetings of the Board of Directors during the Councillor’s Term of Office started in Aug 2015 and to this date: 31.

100% attendance in meetings of the PEOPLE MANAGEMENT AND COMPENSATION, MATERIALS , SERVICES AND OTHERS COMMITTEE during Term of Office.²

² This percentage takes into account all the meeting convened during the term of office of the respective member of the PEOPLE MANAGEMENT AND COMPENSATION MATERIALS , SERVICES AND OTHERS COMMITTEE.

Number of meetings of the Board of Directors during the Councilor’s Term of Office started in Aug 2015 and to this date: 3

Professional experience / Declaration of eventual sentences

Mr. Maurício Muniz was appointed Secretary of the Growth Acceleration Program, in May 2011, he has a masters in Public Administration and Urban Planning, from the Fundação Getúlio Vargas - FGV; graduate in Public Administration, also by FGV.He was Director of the National School of Public Administration - ENAP, in the areas of Administration and Finances and Management and Server Development, between 1999 and 2002. In 2003, he took on the Department of Monitoring, Assessment, Auditing and Qualification of the Ministry of Education and, later, the Department of Educational Inclusion in the agency. He was special advisor of the Office of the President of the Republic, from 2003 to 2004, after which he took on the Alternate Head of Articulation and Monitoring of the cabinet of the President of the Republic, in charge of articulating the action of the government and monitor strategic projects, specially the Growth acceleration program – PAC, as well as member of the Board of Directors at Norte Energia S.A..

Eletrobras is not aware of Mr. Maurício Muniz participating in other publicly traded companies, nor in organizations of the third sector.

Eletrobras is not aware that, in the last 05 (five) years, has had any condemnations or sentencing that would prevent Mr. Maurício Muniz from undertaking any sort of professional or commercial activity.

Mr. Wagner Bittencourt is considered a politically exposed person in the terms of CVM Instruction 301 due to holding the role of Secretary of the Growth Acceleration program of the Ministry of State of Budget, Planning and Management.

12.9 – Existence of marital relation, stable union or blood kin relationship of up to 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of controlled companies, direct or indirectly, of the issuer; c. (i) administrators of the issuer or from its controlled companies, direct or indirectly and (ii) direct or indirect controllers of the issuer; and d.(i) administrators of the issuer and (ii) administrators of corporations directly or indirectly controlled by the issuer

There are no marital relations, stable union or blood kinship in the second degree between the candidates to company administrators, with each other or, with administrators or controllers of Company subsidiaries or controlling entities, direct or indirectly.

12.10 – Relations of subordination, service delivery or control maintained, in the last 3 fiscal years, between administrators of the issuer and: a. company controlled, direct or indirectly by the issuer, except those where the issuer holds, direct or indirectly, total equity capital; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled or controller companies or in any way controlled by any of these people.

There are no relations of subordination, delivery of services or control among the candidates to administrators and subsidiaries, controlling entities and others.

12.5/8 – Composition and professional experience of the Board of Directors

Name	Date of birth	Administration department:	Date elected	Term of office
CPF	Profession	Elected role held:	Date of inauguration	Elected by controller?
Independent member ? What is the criteria used to determine independence?	Number of consecutives terms in office:		Other roles or functions held in the issuer:

If the candidate has held the role of member of the Company internal Management or Audit Committees, advise percentage of attendance in meetings held by the entity during the last fiscal year, having taken place after inauguration in the role.

JOSÉ DA COSTA CARVALHO NETO	16/02/1974	MEMBER OF THE BOARD OF DIRECTORS	29/04/2016	Until the next one in Aug 2017.
044.602.786-34	ELECTRICAL ENGINEER	EFFECTIVE MEMBER OF THE BOARD OF DIRECTORS AND DIRECTOR PRESIDENT	29/04/2016	YES
NÃO.	03	DIRECTOR PRESIDENT OF THE COMPANY, ELECTED ON 04/26/2012 (SAME DATE AS INAUGURATION), WITH A TERM OF OFFICE OF 3 YEARS, AND MEMBER OF THE SUSTAINABILITY COMMITTEE

100% attendance in Board of Directors meetings during Term of Office ¹

¹ This percentage considers all meetings held during the Council Member’s term of office, started on Aug 2015 and in force to date.

Number of meetings of the Board of Directors during the Councilor’s Term of Office started in Aug 2015 and in force to this date: 31

100% attendance in meetings of the SUSTAINABILITY COMMITTEE during Term of Office.²

² This percentage takes into account the term of office of the respective member of the SUSTAINABILITY COMMITTEE.

Number of meetings of the Sustainability Committee during the Councilor’s Term of Office started in Aug 2015 and to this date: 3

Professional experience / Declaration of eventual sentences

Mr. José da Costa is electrical engineer and masters in electrical engineering by the Federal University of Minas Gerais. José da Costa Carvalho was adjunct secretary of Mines and Energy of the State of Minas Gerais, in 1987, and was chairperson of the Energy Company of Minas gerais (CEMIG) between July 1998 and January 1999. Also at CEMIG, which he joined as a trainee in 1966, he was Director of Distribution between 1991 and 1997 and held the roles of Superintendent, Department and Division Head. He was professor of Electric Centrals at the Catholic University of Minas Gerais, from 1970 to 1977. In the private initiaitive he held the roles of Director president of Arcadis Logos Energia, member of the Board of Directors of Logos Engenharia and Enerconsult and Director of Orteng Equipamentos e Sistemas. Mr. Costa carvalho was also president of the Board of Directors of Eletroacre, CEAL, CEPISA, CERON, Eletrobras Distribuição Roraima and Amazonas Energia. He is currently in the role of president of the Board of Directors of Furnas Centrais Elétricas S.A..

Eletrobras is not aware of Mr. José da Costa participating in other publicly traded companies, nor in organizations of the third sector.

Eletrobras is not aware that, in the last 05 (five) years, has had any criminal, civil or administrative condemnations or sentencing that would prevent Mr. José da Costa from undertaking any sort of professional or commercial activity

Mr. José da Costa is considered a politically exposed person in the terms of CVM Instruction 301/1999 due to holding the role of President of Centrais Elétricas Brasileiras S.A.

12.9 – Existence of marital relation, stable union or blood kin relationship of up to 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of controlled companies, direct or indirectly, of the issuer; c. (i) administrators of the issuer or from its controlled companies, direct or indirectly and (ii) direct or indirect controllers of the issuer; and d.(i) administrators of the issuer and (ii) administrators of corporations directly or indirectly controlled by the issuer

There are no marital relations, stable union or blood kinship in the second degree between the candidates to company administrators, with each other or, with administrators or controllers of Company subsidiaries or controlling entities, direct or indirectly.

12.10 – Relations of subordination, service delivery or control maintained, in the last 3 fiscal years, between administrators of the issuer and: a. company controlled, direct or indirectly by the issuer, except those where the issuer holds, direct or indirectly, total equity capital; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled or controller companies or in any way controlled by any of these people.

Identification	CPF/CNPJ	Type of relation between the Administrator and the person related	Type of person related
Role /Function
Fiscal year 31/12/2015
Administrator of issuer
José da Costa Carvalho Neto	044.602.786-34	Subordination	Controlled directly
Administrator (Director President and member of the Board of Directors)
Person related
Furnas – Centrais Elétricas S.A.	23.274.194/0001-19
Administrator (Member of Board of Directors)
Observation -

Identification	CPF/CNPJ	Type of relation between the Administrator and the person related	Type of person related
Role /Function
Fiscal year 31/12/2014
Administrator of issuer
José da Costa Carvalho Neto	044.602.786-34	Subordination	Controlled directly
Administrator (Director President and member of the Board of Directors)
Person related
Furnas – Centrais Elétricas S.A.	23.274.194/0001-19
Administrator (Member of Board of Directors)
Observation -

Identification	CPF/CNPJ	Type of relation between the Administrator and the person related	Type of person related	Identificação	CPF/CNPJ	Tipo de relação do Administrador com a pessoa relacionada	Tipo de pessoa relacionada
Role /Function							Cargo/Função
Fiscal year 31/12/2013							Exercício Social 31/12/2013
Administrator of issuer							Administrador do emissor
José da Costa Carvalho Neto	044.602.786-34	Subordination	Controlled directly	José da Costa Carvalho Neto	044.602.786-34	Subordinação	Controlada direta
Administrator (Director President and member of the Board of Directors)				Administrador (Diretor Presidente e membro do Conselho de Administração)
Person related							Pessoa relacionada
Furnas – Centrais Elétricas S.A.	23.274.194/0001-19			Furnas – Centrais Elétricas S.A.	23.274.194/0001-19
Administrator (Member of Board of Directors)				Administrador (Membro do Conselho de Administração)
Observation -							Observação -

12.5/8 – Composition and professional experience of the Board of Directors

Name	Date of birth	Administration department:	Date elected	Term of office
CPF	Profession	Elected role held:	Date of inauguration	Elected by controller?
Independent member ? What is the criteria used to determine independence?	Number of consecutives terms in office:		Other roles or functions held in the issuer:

If the candidate has held the role of member of the Company internal Management or Audit Committees, advise percentage of attendance in meetings held by the entity during the last fiscal year, having taken place after inauguration in the role.

LUIZ EDUARDO BARATA FERREIRA	05/07/1953	MEMBER OF THE BOARD OF DIRECTORS	29/04/2016	Until the next one in Aug 2017.
246.431.577-04	ELECTRICAL ENGINEER	EFFECTIVE MEMBER OF THE BOARD OF DIRECTORS AND DIRECTOR PRESIDENT	29/04/2016	YES
NÃO.	1	President of the Sustainability Committee

100% attendance in Board of Directors meetings during Term of Office ¹

¹ This percentage considers all meetings held during the Council Member’s term of office, since his election to date.

Number of meetings of the Board of Directors during the Councilor’s Term of Office started in Aug 2015 and in force to this date: 26

100% attendance in meetings of the SUSTAINABILITY COMMITTEE during Term of Office.²

² This percentage takes into account the term of office of the respective member of the SUSTAINABILITY COMMITTEE.

Number of meetings of the Sustainability Committee during the Councilor’s Term of Office started in Aug 2015 and to this date: 3

Professional experience / Declaration of eventual sentences

Current Executive Secretary of the Ministry of Mines and Energy, Mr. Luiz Eduardo Barata Ferreira is electrical engineer graduated by the Federal University of the State of Guanabara, with graduate studies in Power Systems at COPPE/RJ and MBA from the same institution. He has vast experience in the power sector, having held the role of President of the Board of Directors of the Chamber of Commerce for Electric Energy (CCEE), entity he was employed by since he joined in 2010, as Superintendent. Secretary Barata’s career contains passages in a number of entities and agencies in the power sector, such as the National Operator of the Electrical System (ONS), where he was Director of Operations; and the Power Wholesale Market, for which he was council member in the Board of Directors. The Executive Secretary of the Ministry Of Mines and Energy also held a number of managerial and technical roles and functions in Eletrobras, Itaipu and Furnas.

Eletrobras is not aware of Mr. Luiz Eduardo Barata Ferreira participating in other publicly traded companies, nor in organizations of the third sector.

Eletrobras is not aware that, in the last 05 (five) years, has had any criminal, civil or administrative condemnations or sentencing that would prevent Mr. Luiz Eduardo Barata Ferreira from undertaking any sort of professional or commercial activity.

Mr. Luiz Eduardo Barata Ferreira is considered a politically exposed person in the terms of CVM Instruction 301/1999 due to holding the role of Executive-secretary of the Ministry of Mines and Energy.

12.9 – Existence of marital relation, stable union or blood kin relationship of up to 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of controlled companies, direct or indirectly, of the issuer; c. (i) administrators of the issuer or from its controlled companies, direct or indirectly and (ii) direct or indirect controllers of the issuer; and d.(i) administrators of the issuer and (ii) administrators of corporations directly or indirectly controlled by the issuer

There are no marital relations, stable union or blood kinship in the second degree between the candidates to company administrators, with each other or, with administrators or controllers of Company subsidiaries or controlling entities, direct or indirectly.

12.10 – Relations of subordination, service delivery or control maintained, in the last 3 fiscal years, between administrators of the issuer and: a. company controlled, direct or indirectly by the issuer, except those where the issuer holds, direct or indirectly, total equity capital; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled or controller companies or in any way controlled by any of these people.

There are no relations of subordination, delivery of services or control among the candidates to administrators and subsidiaries, controlling entities and others.

12.5/8 – Composition and professional experience of the Board of Directors

Name	Date of birth	Administration department:	Date elected	Term of office
CPF	Profession	Elected role held:	Date of inauguration	Elected by controller?
Independent member ? What is the criteria used to determine independence?	Number of consecutives terms in office:		Other roles or functions held in the issuer:

If the candidate has held the role of member of the Company internal Management or Audit Committees, advise percentage of attendance in meetings held by the entity during the last fiscal year, having taken place after inauguration in the role.

WALTER MALIENI JUNIOR	13/11/1969	MEMBER OF THE BOARD OF DIRECTORS	29/04/2016	Until the next one in Aug 2017.
117.718.468-01	Economist	EFFECTIVE MEMBER OF THE BOARD OF DIRECTORS AND DIRECTOR PRESIDENT	29/04/2016	YES
NO.	01	MEMBER OF THE AUDIT AND RISK COMMITTEE

100% attendance in Board of Directors meetings during Term of Office ¹

¹ This percentage considers all meetings held during the Council Member’s term of office, from his election to date.

Number of meetings of the Board of Directors during the Councilor’s Term of Office started in Aug 2015 and in force to this date: 22

100% attendance in meetings of the COAUD COMMITTEE during Term of Office.²

² This percentage takes into account the term of office of the respective member of the COAUD COMMITTEE.

Number of meetings of the Sustainability Committee during the Councilor’s Term of Office started in Aug 2015 and to this date: 2

Professional experience / Declaration of eventual sentences

Mr. Walter Malieni Junior is a graduate in Economic Sciences by Universidade Mackenzie concluded in 1992, with an MBA in Capital Markets and Finances by IBMEC concluded in 1995, Post-Graduation in General Executive Qualificatinn by USP concluded in 1996, University Extension in Strategic Business Management by Fundação Getúlio Vargas concluded in 1999, Mastes in Business Administration by Universidade Mackenzie concluded in 2003, University Extension in Mergers and Acquisitions by Fundação Getúlio Vargas concluded in 2008 and Participation in Executive Session for Banco do Brasil in the Digital Business Transformation Program by the Massachusetts Institute of Technology in 2014. Mr. Walter Malieni Junior was State Superintendent for Rio de janeiro of Banco do Brasil between January and December 2000, Commercial Manager between January 2001 and March 2003 and Statutory Commercial Director between April 2003 and October 2006 of Aliança do Brasil Insurance Compány, Commercial Superintendent between November 2006 and May 2009, Director of Credit from May 2009 to January 2012, Director of Distribution in São Paulo between February 2012 and December 2012 and since January 2013, has held the role of vice-president of Internal Controls and Risk Management of Banco do Brasil. In addition to Eletrobras, Mr. Walter Malieni Junior i salso a member of the Board of Directors of BBDTVM.

Eletrobras is not aware that, in the last 05 (five) years, has had any criminal, civil or administrative condemnations or sentencing that would prevent Mr. Walter Malieni Junior from undertaking any sort of professional or commercial activity.

Mr. Walter Malieni Junior is considered a politically exposed person in the terms of CVM Instruction 301 due to holding the role of vice-president of Banco do Brasil

12.9 – Existence of marital relation, stable union or blood kin relationship of up to 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of controlled companies, direct or indirectly, of the issuer; c. (i) administrators of the issuer or from its controlled companies, direct or indirectly and (ii) direct or indirect controllers of the issuer; and d.(i) administrators of the issuer and (ii) administrators of corporations directly or indirectly controlled by the issuer

There are no marital relations, stable union or blood kinship in the second degree between the candidates to company administrators, with each other or, with administrators or controllers of Company subsidiaries or controlling entities, direct or indirectly.

12.10 – Relations of subordination, service delivery or control maintained, in the last 3 fiscal years, between administrators of the issuer and: a. company controlled, direct or indirectly by the issuer, except those where the issuer holds, direct or indirectly, total equity capital; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled or controller companies or in any way controlled by any of these people.

There are no relations of subordination, delivery of services or control among the candidates to administrators and subsidiaries, controlling entities and others.

12.5/8 – Composition and professional experience of the Board of Directors

Name	Date of birth	Administration department:	Date elected	Term of office
CPF	Profession	Elected role held:	Date of inauguration	Elected by controller?
Independent member ? What is the criteria used to determine independence?	Number of consecutives terms in office:		Other roles or functions held in the issuer:

If the candidate has held the role of member of the Company internal Management or Audit Committees, advise percentage of attendance in meetings held by the entity during the last fiscal year, having taken place after inauguration in the role.

SAMUEL ASSAYAG HANAN	19/07/1947	MEMBER OF THE BOARD OF DIRECTORS	29/04/2016	Until the next one in Aug 2017.
199.540.857-34	Engineer	EFFECTIVE MEMBER OF THE BOARD OF DIRECTORS AND DIRECTOR PRESIDENT	29/04/2016	YES
NO.	01	MEMBER OF THE AUDIT AND RISK COMMITTEE

100% attendance in Board of Directors meetings during Term of Office ¹

¹ This percentage considers all meetings held during the Council Member’s term of office, from his election to date.

Number of meetings of the Board of Directors during the Councilor’s Term of Office started in Aug 2015 and in force to this date: 22

100% attendance in meetings of the COAUD COMMITTEE during Term of Office.²

² This percentage takes into account the term of office of the respective member of the COAUD COMMITTEE.

Number of meetings of the Sustainability Committee during the Councilor’s Term of Office started in Aug 2015 and to this date: 2

Professional experience / Declaration of eventual sentences

Mr. Samuel Assayag Hanan is an Engineering graduate by the Federal Fluminense University, and is an active affiliate of PSD do Amazonas and Fundação Espaço Democrático. Mr. Samuel Assayag Hanan wasi Director of the Area of Economy of the Brazilian Institute of Steel Work betweent 1970 and 1971, Director of Companhia Industrial Amazonense (CIA) between 1971 and 1973, President of Companhia Estanífera do Brasil (CESBRA) between 1974 and 1977, President of Brascan Recursos Naturais S.A. between 1977 and 19782, Executive Vice-President of British Petroleum Co. in Brazil between 1982 and 1987, President of Parapanema S.A. Mineração, Indústria e Construção between 1987 and 1994, State Secretary of Industry, Commerce and Tourism of Amazonas between 1995 and 1998, State Secretary of Trasury of Amazonas between 1995 and 1998 and Vice-Governor of the State of Amazonas between 1999 and 2002. Mr. Samuel Assayag Hanan, has additionally been President of the National Trade Union of Industry in the State, Director of the Brazilian Association of Gold Miners (ABRAMO), Counsellor of the Brazilian Institute of Mining (IBRAM), Vic-President of the Commerce, Farming and Herding of Volta Redonda/RJ, Counsellor of the Federation of Industries of the State of Rio de Janeiro (FIRJAM), Counsellor and Member of the Environmental Council of the Federation of Industries of the State of São Paulo (FIESP), President of the Brazil-Canada Chamber of Commerce, Member of the Higher Council of the Mines for the Ministry of Mines and Energy, Official Representative of the Brazilian Government in the Association of Tin Producing Countries (ATPC) for over ten years and Member Representative of the Brazilian Private Sector in the International Price Council (Siderurgy Area).

Eletrobras is not aware of Mr. Luiz Eduardo Barata Ferreira participating in other publicly traded companies, nor in organizations of the third sector.

Eletrobras is not aware that, in the last 05 (five) years, has had any criminal, civil or administrative condemnations or sentencing that would prevent Mr. Samuel Assayag Hanan from undertaking any sort of professional or commercial activity.

Samuel Assayag Hanan is not considered a politically exposed person, based on the definition contained in CVM Instruction no. 301.

12.9 – Existence of marital relation, stable union or blood kin relationship of up to 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of controlled companies, direct or indirectly, of the issuer; c. (i) administrators of the issuer or from its controlled companies, direct or indirectly and (ii) direct or indirect controllers of the issuer; and d.(i) administrators of the issuer and (ii) administrators of corporations directly or indirectly controlled by the issuer

There are no marital relations, stable union or blood kinship in the second degree between the candidates to company administrators, with each other or, with administrators or controllers of Company subsidiaries or controlling entities, direct or indirectly.

12.10 – Relations of subordination, service delivery or control maintained, in the last 3 fiscal years, between administrators of the issuer and: a. company controlled, direct or indirectly by the issuer, except those where the issuer holds, direct or indirectly, total equity capital; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled or controller companies or in any way controlled by any of these people.

There are no relations of subordination, delivery of services or control among the candidates to administrators and subsidiaries, controlling entities and others.

12.5/8 – Composition and professional experience of the Board of Directors

Name	Date of birth	Administration department:	Date elected	Term of office
CPF	Profession	Elected role held:	Date of inauguration	Elected by controller?
Independent member ? What is the criteria used to determine independence?	Number of consecutives terms in office:		Other roles or functions held in the issuer:

If the candidate has held the role of member of the Company internal Management or Audit Committees, advise percentage of attendance in meetings held by the entity during the last fiscal year, having taken place after inauguration in the role.

GUSTAVO GONÇALVES MANFRIM	30/12/1980	MEMBER OF THE BOARD OF DIRECTORS	29/04/2016	Until the next one in Aug 2017.
291.397.258-63	Economist	EFFECTIVE MEMBER OF THE BOARD OF DIRECTORS AND DIRECTOR PRESIDENT	29/04/2016	YES
NO.	Not applicable	Holds no other roles in Eletrobras
Not applicable
Professional experience / Declaration of eventual sentences

Mr. Gustavo Gonçalves Manfrim is an economist graduate from the University of São Paulo, with Masters in Economics, by the Federal University of Santa Catarina and MBA in Finances from IBMEC, Mr. Gustavo Manfrim is Finances and Control Analyst of the National Treasury Department, Ministry of Treasury, since 2007. Currently holds the role of manager for sector issues, dealing with issues in connection with the sectors of electric energy and oil.

Eletrobras is not aware of Mr. Gustavo Gonçalves Manfrim’s participation in other publicly traded companies, nor in organizations of the third sector.

Eletrobras is not aware that, in the last 05 (five) years, has had any criminal, civil or administrative condemnations or sentencing that would prevent Mr. Samuel Assayag Hanan from undertaking any sort of professional or commercial activity.

Mr. Gustavo Manfrim is not considered a politically exposed person, based on the definition contained in CVM Instruction no. 301.

12.9 – Existence of marital relation, stable union or blood kin relationship of up to 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of controlled companies, direct or indirectly, of the issuer; c. (i) administrators of the issuer or from its controlled companies, direct or indirectly and (ii) direct or indirect controllers of the issuer; and d.(i) administrators of the issuer and (ii) administrators of corporations directly or indirectly controlled by the issuer

There are no marital relations, stable union or blood kinship in the second degree between the candidates to company administrators, with each other or, with administrators or controllers of Company subsidiaries or controlling entities, direct or indirectly.

12.10 – Relations of subordination, service delivery or control maintained, in the last 3 fiscal years, between administrators of the issuer and: a. company controlled, direct or indirectly by the issuer, except those where the issuer holds, direct or indirectly, total equity capital; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled or controller companies or in any way controlled by any of these people.

There are no relations of subordination, delivery of services or control among the candidates to administrators and subsidiaries, controlling entities and others.

Annex 03 - Information on candidates to the Board of Directors appointed by controlling shareholders

The election of members to comprise the Eletrobras Fiscal Council, with a term of office ending on the date of the Annual General Meeting to be convened in 2017, with reelection allowed, will be carried out in the Annual General Meeting, convened to take place on 29 April 2016.

Rules for election of managers by non-controlling shareholders can be found in Annex 06.

12.5/8 – Composition and professional experience of the Board of Directors

Name	Date of birth	Administration department:	Date elected	Term of office
CPF	Profession	Elected role held:	Date of inauguration	Elected by controller?
Independent member ? What is the criteria used to determine independence or absence thereof?	Number of consecutives terms in office:	Other roles or functions held in the issuer:

If the candidate has held the role of member of the Company internal Management or Audit Committees, advise percentage of attendance in meetings held by the entity during the last fiscal year, having taken place after inauguration in the role.

LUIS FELIPE VITAL NUNES PEREIRA	16/07/1981	Fiscal Council	29/04/2016	Until the next one in Aug 2017.
302.708.818-16	Electrical Engineer	Effective member of the Fiscal Council	29/04/2016	YES
No	N/A	Holds no other roles in Eletrobras
NOT APPLICABLE
Professional experience / Declaration of eventual sentences

Mr. Luis Felipe Vital Nunes Pereira has a doctorate in economics by the Catholic University of Brasília with a sandwich period at Duke University. Master in Business Economy by the Catholic University of Brasília (2009). Electrical engineer graduate from the Polytechnic School of the University of São Paulo (POLI/USP - 2004). Participated in training events in economics and finances at the London Financial Studies (Nova York - EUA), International Monetary Fund (Washington - USA) and the University of Chicago (Chicago - USA), professor of Risk Management and Derivative Markets of the Instituto Brasileiro de Mercado de Capitais (IBMEC-DF) and professor of Risk Management at the Getúlio Vargas Foundation (FGV-DF). Mr. Luis Felipe Vital Nunes Pereira has held roles as finances and controls analyst of the National Trasury Department, operator of bonds and Exchange at the external debt desk of the National Treasury, public investment manager of the National Treasury, head of the parliamentary advisory service of the National Treasury, and since 2007 has been the manager of economic-fiscal studies projects for the National Treasury. In addition, he undertakes and coordinates research in topics in connection with Computational Economics, Dynamic Programming, Recursive Utility Models, Quality of Public Spending and Fiscal Federalism, in addition to being Fiscal Councilor in Amazonia Azul Tecnologias de Defesa S.A..

Eletrobras is not aware of Mr. Luis Felipe Vital Nunes Pereira’s participation in other publicly traded companies, nor in organizations of the third sector.

Eletrobras is not aware that, in the last 05 (five) years, has had any criminal, civil or administrative condemnations or sentencing that would prevent Mr. Luis Felipe Vital Nunes Pereira from undertaking any sort of professional or commercial activity.

Mr. Luis Felipe Vital Nunes Pereira is not considered a politically exposed person, based on the definition contained in CVM Instruction no. 301.

12.9 – Existence of marital relation, stable union or blood kin relationship of up to 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of controlled companies, direct or indirectly, of the issuer; c. (i) administrators of the issuer or from its controlled companies, direct or indirectly and (ii) direct or indirect controllers of the issuer; and d.(i) administrators of the issuer and (ii) administrators of corporations directly or indirectly controlled by the issuer

There are no marital relations, stable union or blood kinship in the second degree between the candidates to company administrators, with each other or, with administrators or controllers of Company subsidiaries or controlling entities, direct or indirectly.

12.10 – Relations of subordination, service delivery or control maintained, in the last 3 fiscal years, between administrators of the issuer and: a. company controlled, direct or indirectly by the issuer, except those where the issuer holds, direct or indirectly, total equity capital; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled or controller companies or in any way controlled by any of these people.

There are no relations of subordination, delivery of services or control among the candidates to administrators and subsidiaries, controlling entities and others.

12.5/8 – Composition and professional experience of the Board of Directors

Name	Date of birth	Administration department:	Date elected	Term of office
CPF	Profession	Elected role held:	Date of inauguration	Elected by controller?
Independent member ? What is the criteria used to determine independence or absence thereof?	Number of consecutives terms in office:	Other roles or functions held in the issuer:

If the candidate has held the role of member of the Company internal Management or Audit Committees, advise percentage of attendance in meetings held by the entity during the last fiscal year, having taken place after inauguration in the role.

FABIANA MAGALHÃES ALMEIDA RODOPOULOS	05/04/1976	Fiscal Council	29/04/2016	Until the next one in Aug 2017.
634.867.841-53	ECONOMIST	Effective member of the Fiscal Council	29/04/2016	YES
No	01	Holds no other roles in Eletrobras
0% participation due to being a alternate member of the Fiscal Council.
Professional experience / Declaration of eventual sentences

Mrs. Fabiana Magalhães Almeida Rodopoulos is an Economics graduate from the University of Brasília – UnB of 1998, with Masters in Economics by UnB in 2001. She recently was a Finances and Control Analyst in the National Treasury Department and for the last five years has been General Coordinator of Economic and Fiscal Studies at the National Treasury Department. She currently is a member of the Furnas Fiscal Council.

Eletrobras is not aware of Mrs. Fabiana Magalhães Almeida Rodopoulos’s participation in other publicly traded companies, nor in organizations of the third sector.

Eletrobras is not aware that, in the last 05 (five) years, has had any criminal, civil or administrative condemnations or sentencing that would prevent Mrs. Fabiana Magalhães Almeida Rodopoulos from undertaking any sort of professional or commercial activity.

Mrs. Fabiana Magalhães Almeida Rodopoulos is considered a politically exposed person in the terms of CVM Instruction 301 due to holding or having held relevant public administration roles, functions or appointments in Brasil, or other countries, territories or foreign protectorates and/or having or having had representatives, family members of her close relations.

12.9 – Existence of marital relation, stable union or blood kin relationship of up to 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of controlled companies, direct or indirectly, of the issuer; c. (i) administradores of the issuer or from its controlled companies, direct or indirectly and (ii) direct or indirect controllers of the issuer; and d.(i) administrators of the issuer and (ii) administrators of corporations directly or indirectly controlled by the issuer

There are no marital relations, stable union or blood kinship in the second degree between the candidates to company administrators, with each other or, with administrators or controllers of Company subsidiaries or controlling entities, direct or indirectly.

12.10 – Relations of subordination, service delivery or control maintained, in the last 3 fiscal years, between administrators of the issuer and: a. company controlled, direct or indirectly by the issuer, except those where the issuer holds, direct or indirectly, total equity capital; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled or controller companies or in any way controlled by any of these people.

There are no relations of subordination, delivery of services or control among the candidates to administrators and subsidiaries, controlling entities and others.

12.5/8 – Composition and professional experience of the Board of Directors

Name	Date of birth	Administration department:	Date elected	Term of office
CPF	Profession	Elected role held:	Date of inauguration	Elected by controller?
Independent member ? What is the criteria used to determine independence or absence thereof?	Number of consecutives terms in office:	Other roles or functions held in the issuer:

If the candidate has held the role of member of the Company internal Management or Audit Committees, advise percentage of attendance in meetings held by the entity during the last fiscal year, having taken place after inauguration in the role.

AGNES MARIA DE ARAGÃO DA COSTA	01/02/1979	Fiscal Council	29/04/2016	Until the next one in Aug 2017.
080.909.187-94	ECONOMIST	Effective member of the Fiscal Council	29/04/2016	YES
No	01	Holds no other roles in Eletrobras

100% attendance in Fiscal Council meetings during Term of Office ¹

¹ This percentage considers all meetings held during the Council Member’s term of office, from his election to date.

Number of meetings of the Board of Directors during the Councilor’s Term of Office started in Aug 2015 and in force to this date: 07

Professional experience / Declaration of eventual sentences

Mrs. Agnes Maria de Aragão da Costa is diretor and sênior economist at the Ministry of Mines and Energy, as a specialist in the Economics of Energy and Mining. She acts in formulating drafts for proposals and recommendations for public policies and in monitoring the result of these policies, and has held roles in the Economic Advisory for the Minister of mines and Energy for 10 years.

She is a bachelor in Economic Sciences by the Federal University of Rio de Janeiro (UFRJ) and is a masters in Energy by the University of São Paulo (USP). Her professional experience also includes having worked for a Brazilian bank in the area of Project Finance in the sector of energy. She is currently a doctorate student at the Technical University of Berlin.

Mrs. Agnes Maria de Aragão da Costa is alternate counsellor in the Petrobrás Fiscal Council.

Eletrobras is not aware that, in the last 05 (five) years, has had any criminal, civil or administrative condemnations or sentencing that would prevent Mrs. Agnes Maria de Aragão da Costa from undertaking any sort of professional or commercial activity.

Mrs. Agnes Maria de Aragão da Costa is considered a politically exposed person in the terms of CVM Instruction 301 due to holding the role of advisor to the Minister of State of Mines and Energy.

12.9 – Existence of marital relation, stable union or blood kin relationship of up to 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of controlled companies, direct or indirectly, of the issuer; c. (i) administradores of the issuer or from its controlled companies, direct or indirectly and (ii) direct or indirect controllers of the issuer; and d.(i) administrators of the issuer and (ii) administrators of corporations directly or indirectly controlled by the issuer

There are no marital relations, stable union or blood kinship in the second degree between the candidates to company administrators, with each other or, with administrators or controllers of Company subsidiaries or controlling entities, direct or indirectly.

12.10 – Relations of subordination, service delivery or control maintained, in the last 3 fiscal years, between administrators of the issuer and: a. company controlled, direct or indirectly by the issuer, except those where the issuer holds, direct or indirectly, total equity capital; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled or controller companies or in any way controlled by any of these people.

There are no relations of subordination, delivery of services or control among the candidates to administrators and subsidiaries, controlling entities and others.

12.5/8 – Composition and professional experience of the Board of Directors

Name	Date of birth	Administration department:	Date elected	Term of office
CPF	Profession	Elected role held:	Date of inauguration	Elected by controller?
Independent member ? What is the criteria used to determine independence or absence thereof?	Number of consecutives terms in office:	Other roles or functions held in the issuer:

If the candidate has held the role of member of the Company internal Management or Audit Committees, advise percentage of attendance in meetings held by the entity during the last fiscal year, having taken place after inauguration in the role.

LEILA PRZYTYK	05/01/1978	Fiscal Council	29/04/2016	Until the next one in Aug 2017.
665.149.591-72	ECONOMIST	Effective member of the Fiscal Council	29/04/2016	YES
No	01	Holds no other roles in Eletrobras
0% participation due to being a alternate member of the Fiscal Council.
Professional experience / Declaration of eventual sentences

Mrs. Leila Prytzyk is a bachelor is a graduate in economic scienceas by UnB-DF (2001) and has concluded a specialization in finances course at Ibmec - Brasília. In 2000, she participated in a public test and was admitted to Banco do Brasil. In 2002, she participated in a public test and was admitted to the National Treasury Department. In her career in the National Treasury, she acted in the Tax area. She was project manager in the department of structured operations (2006 to 2008) in the coordination of funds and tax operations and acted as analyst in the department of sector studies in the coordination of public investment (2008 to 2011). She has worked as advisor in the Economics Advisory of the Ministry of State of Mines and Energy since April 2011.

Eletrobras is not aware of Mrs. Leila Prytzyk’s participation in other publicly traded companies, nor in organizations of the third sector.

Eletrobras is not aware that, in the last 05 (five) years, has had any criminal, civil or administrative condemnations or sentencing that would prevent Mrs. Leila Prytzyk from undertaking any sort of professional or commercial activity.

Mrs. Leila Prytzyk is not considered a politically exposed person, based on the definition contained in CVM Instruction no. 301.

12.9 – Existence of marital relation, stable union or blood kin relationship of up to 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of controlled companies, direct or indirectly, of the issuer; c. (i) administradores of the issuer or from its controlled companies, direct or indirectly and (ii) direct or indirect controllers of the issuer; and d.(i) administrators of the issuer and (ii) administrators of corporations directly or indirectly controlled by the issuer

There are no marital relations, stable union or blood kinship in the second degree between the candidates to company administrators, with each other or, with administrators or controllers of Company subsidiaries or controlling entities, direct or indirectly.

12.10 – Relations of subordination, service delivery or control maintained, in the last 3 fiscal years, between administrators of the issuer and: a. company controlled, direct or indirectly by the issuer, except those where the issuer holds, direct or indirectly, total equity capital; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled or controller companies or in any way controlled by any of these people.

There are no relations of subordination, delivery of services or control among the candidates to administrators and subsidiaries, controlling entities and others.

12.5/8 – Composition and professional experience of the Board of Directors

Name	Date of birth	Administration department:	Date elected	Term of office
CPF	Profession	Elected role held:	Date of inauguration	Elected by controller?
Independent member ? What is the criteria used to determine independence or absence thereof?	Number of consecutives terms in office:	Other roles or functions held in the issuer:

If the candidate has held the role of member of the Company internal Management or Audit Committees, advise percentage of attendance in meetings held by the entity during the last fiscal year, having taken place after inauguration in the role.

EDUARDO CESAR PASA	02/09/1970	Fiscal Council	29/04/2016	Until the next one in Aug 2017.
541.035.920-87	BANK WORKER	President and Effective member of the Fiscal Council	29/04/2016	YES
No	01	Holds no other roles in Eletrobras

100% attendance in Fiscal Council meetings during Term of Office ¹

¹ This percentage considers all meetings held during the Council Member’s term of office, from his election to date.

Number of meetings of the Board of Directors during the Councilor’s Term of Office started in Aug 2015 and in force to this date: 07

Professional experience / Declaration of eventual sentences

Mr. Eduardo Cesar Pasa is a Accounting Sciences graduate, with post-graduation from FGV - Post-Graduation School in Economics (EPGE), and master in Accounting Sciences by the University of São Paulo. Since April 2015, he has held the role of Accountant General for Banco do Brasil S.A. and is responsible for planning and developing the accounting system for the Conglomerate BB; for the financial statements; execution of accounting bookkeeping at the headquarters of the Banco and the Subsidiaries in the country; planning and management of taxes for the Conglomerate. He is also a member of the Deliberative Council for Previ and effective member of the Advisory Committee for Vale’s Board of Directors.

Eletrobras is not aware that, in the last 05 (five) years, has had any criminal, civil or administrative condemnations or sentencing that would prevent Eduardo Cesar Pasa from undertaking any sort of professional or commercial activity.

Mr. Eduardo Cesar Pasa is considered a politically exposed person in the terms of CVM Instruction 301 due to having held the role of Accountant general for banco do Brasil S.A.

12.9 – Existence of marital relation, stable union or blood kin relationship of up to 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of controlled companies, direct or indirectly, of the issuer; c. (i) administradores of the issuer or from its controlled companies, direct or indirectly and (ii) direct or indirect controllers of the issuer; and d.(i) administrators of the issuer and (ii) administrators of corporations directly or indirectly controlled by the issuer

There are no marital relations, stable union or blood kinship in the second degree between the candidates to company administrators, with each other or, with administrators or controllers of Company subsidiaries or controlling entities, direct or indirectly.

12.10 – Relations of subordination, service delivery or control maintained, in the last 3 fiscal years, between administrators of the issuer and: a. company controlled, direct or indirectly by the issuer, except those where the issuer holds, direct or indirectly, total equity capital; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled or controller companies or in any way controlled by any of these people.

There are no relations of subordination, delivery of services or control among the candidates to administrators and subsidiaries, controlling entities and others.

12.5/8 – Composition and professional experience of the Board of Directors

Name	Date of birth	Administration department:	Date elected	Term of office
CPF	Profession	Elected role held:	Date of inauguration	Elected by controller?
Independent member ? What is the criteria used to determine independence or absence thereof?	Number of consecutives terms in office:	Other roles or functions held in the issuer:

If the candidate has held the role of member of the Company internal Management or Audit Committees, advise percentage of attendance in meetings held by the entity during the last fiscal year, having taken place after inauguration in the role.

DAVID MEISTER	08/11/1975	Fiscal Council	29/04/2016	Until the next one in Aug 2017.
659.033.311-49	ELECTRICAL ENGINEER	Alternate member of the Fiscal Council	29/04/2016	YES
No	01	Holds no other roles in Eletrobras
Not applicable
Professional experience / Declaration of eventual sentences

Mr. David Meister is a bachelor in electrical engenineering graduated from UNB (2000), he concluded a course in Masters in Electrical Engineering at UnB in 2006 and Masters in Management of Public Policies by the Erasmus University of Rotterdam in the Netherlands in 2013. Acted as specialisti in regulation for public power utility services. He is currently in Economic Advisory of the Ministry of Mines and Energy as specialist in public policies and government administration.

Eletrobras is unaware that Mr. David Meister holds roles in management of other publicly traded companies or in organizations of the third sector.

Eletrobras is unaware that in the last 5 (five) years, Mr. David Meister has had any criminal convictions, sentencing in CVM administrative process or in courts, legal or administrative, that might have suspended or disqualified him from practicing professional or commercial activity.

Mr. David Meister is not considered a politically exposed person, based on the definition contained in CVM Instruction no. 301.

12.9 – Existence of marital relation, stable union or blood kin relationship of up to 2nd degree between: a. administrators of the issuer; b. (i) administrators of the issuer and (ii) administrators of controlled companies, direct or indirectly, of the issuer; c. (i) administrators of the issuer or from its controlled companies, direct or indirectly and (ii) direct or indirect controllers of the issuer; and d.(i) administrators of the issuer and (ii) administrators of corporations directly or indirectly controlled by the issuer

There are no marital relations, stable union or blood kinship in the second degree between the candidates to company administrators, with each other or, with administrators or controllers of Company subsidiaries or controlling entities, direct or indirectly.

12.10 – Relations of subordination, service delivery or control maintained, in the last 3 fiscal years, between administrators of the issuer and: a. company controlled, direct or indirectly by the issuer, except those where the issuer holds, direct or indirectly, total equity capital; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled or controller companies or in any way controlled by any of these people.

There are no relations of subordination, delivery of services or control among the candidates to administrators and subsidiaries, controlling entities and others.

Annex 04

Establishment of Compensation for Administrators and Members of the Fiscal Council

In addressing article 12, I, of CVM Instruction 481, the proposal for compensation of Administrators and effective members of the Fiscal Council for the period comprised between April 2016 and March 2017 is set out below.

Proposal for compensation of Administrators 2016:

•  Global Amount for Administration (Directors Administration Counselors): R$ 10,560,237.09 (ten million, five hundred and sixty thousand, two hundred and thirty-seven reais and nine cents).

•  Global Amount for Fiscal Council: R$ 434.245,40 (four hundred and thirty-four thousand, two hundred and forty-five reais and forty cents).

Establishment of the compensation for the members of the Administrators and members of the Fiscal Council of the company for the period between April 2016 and March 2017 will be deliberated and approved in the Annual General Meeting, convened for 29 April 2016.

Additionally, for a better understanding by the Shareholders of the compensation proposal for Administrators of the Company for the term of office to end at the Annual General Meeting to be convened in 2017, and in line with the guidance found in Circular Letter/CVM/SEP/No.02/2016, the Company lists below some of the additional information in connection with the compensation proposal herein present.

(a)           Period to which the present compensation proposal refers:

The Administrators compensation proposal herein presented for appreciation by Shareholders is in reference to the period corresponding to their term of office, to end at the next Annual General Meeting in 2017.

(b)           Amounts approved at the previous proposal and amounts effectively applied:

Despite the Company management having proposed, within the scope of the Proposal of the Administration at a Annual General Meeting held on 30 April 2015, for the purpose of overall compensation for the Administrators the total amount of R$ 10,163,381.94 (ten million, one hundred and sixty-three thousand, three hundred and eighty-one reais and ninety-four cents) not including the amounts owed to the members of the Fiscal Council; at the Annual General Meeting held on 30 April 2015, the overall compensation approved for Administrators of the Company for the period comprised between April 20 15 March 2016, a total amount of R$ 8,900,710.45 (eight million, nine hundred thousand, seven hundred and ten reais and forty-five cents) not including the amounts owed to the members of the Fiscal Council. However, for the period comprised between April 2015 and March 2016, the amount actually recognize was of R$ 7,744,408.58 (seven million, seven hundred and forty-five thousand, four hundred and eight reais and fifty-eight cents) for the purpose of overall compensation for the Administrators.

So the difference of R$ 1,156,301.87 (one million, one hundred anf fifty-six thousand, three hundred and one reais and eighty-seven cents) was observed between the amounts approved and those actually recognized for the 2015/2016 terminal of office. The difference was owed, in particular to the fact that at the moment that the formulation of the proposal for the compensation of the members of the Administrators of the Company is adopted as a precaution, the more conservative assumption that all members of the Board, of the Board of Directors and of the Fiscal Council will enjoy fully all the benefits that are tendered. However, this fact did not materialize as foreseen, bearing in mind that some Directors did not enjoy benefits such as vacations and accommodation aid or travel aid, for reasons that are beyond the control of the Company.

(c)           Eventual differences between the amounts of this proposal and the previous one and those found in Section 13 of the Company’s Reference Template:

With respect to the differences pointed out between the value proposed for the compensation of Administrators for the period comprised between April 2015 and March 2016 and the amount proposed for the period comprised between April 2016 and March 2017, the difference is owed to natural adjustment of amounts paid to Administrators of the Company, calculated based on the accumulated variation of the IPCA.

It is worth highlighting that the information found in the Reference Template are in reference to the Company fiscal year ended on December 31, of each year, whereas the compensation proposals are in reference to the term of office of the Administrators with a duration corresponding to the interval between 02 (two) subsequent Ordinary General Assemblies.

Annex 05 provides the information in connection with the compensation for the Administrators and tax advisors as per item 13 of the Reference Template.

Annex 05

Information on the compensation of the Administrators in the terms of item 13 of the Reference Template

In addressing article 12, II, of CVM Instruction 481, information in connection with item 13 of the Reference Template are provided below.

13.1 – Descrip of the policy or practice for compensation, including for nonstatutory board

(a) Objectives of the compensation policy or practice:

The main purpose of the compensation practice adopted by Eletrobras is to promote the alignment between the interests of the Administrators and the interest of the Company shareholders. To this end, the compensation of Eletrobras Administrators is established using the following factors as parameters: (a) responsibility, the time dedicated to the role, the competence and the professional reputation of the administrators, as well as (b) the compensation practices applied by the market in companies of similar size to Eletrobras.

The members of the Board of Directors and the Fiscal Council are not entitled to (i) direct or indirect benefits, except for insurance and, if they should so choose, life insurance (whose costs are shared between Eletrobras and the staff member), and (ii) compensation for participating in committees.

Members of the advisory committees to Eletrobras administration, all nonstatutory, are not entitled to any compensation for their participation in these committees.

(b) composition of compensation, indicating:

i. Description of the compensation elements and the objectives for each one of them;

Executive Board

Fixed Annual Compensation

Members of the Eletrobras Statutory Board are entitled to a fixed monthly compensation corresponding to the fees attributed to the delivery of the function plus the following benefits: vacation gratuity, supplementary private pension, domicile transfer monies, group life insurance, funeral insurance, medical expenses, meal aid, accommodation aid and special bonus.

The special bonus is in connection with the Christmas gratuity pay to all members of the Executive Board. Eletrobras’s entire Board is Statutory.

The objective of said compensation is to remunerate the services delivered by each Statutory Director, within the scope of the responsibility of attributed to their roles.

The members of the Statutory Board are not entitled to compensation for participating in committees.

Variable Compensation

Members of the Statutory Board are entitled to annual variable compensation (remuneração variável anual - RVA), based on delivering specific targets established by the State Companies Control and Coordination Department (Department of Coordination and Control of State Companies - DEST) of the Ministry of Planning, Budget and Management, for the purpose of recognizing the participation of the Director in the performance of the Company. Said directors are not entitled to bonuses, compensation for participation in meetings or commissions.

Post-Employment Benefits

Members of the Executive Board are entitled to post-employment benefits in the form of contributions from supplementary pension plans.

Benefits due to Post Exercise Cessation

Members of the Statutory Board are not entitled to benefits caused by no longer delivering the role.

Shares Based Compensation

Members of the Statutory Board are not entitled to share based compensation.

Board of Directors

Fixed Annual Compensation

Compensation for the members of the Board of Directors is fixed at one tenth of the average monthly compensation of the members of the Executive Board (President and Directors), excluded the amounts with reference to direct and indirect benefits granted to said directors plus amounts meant for covering costs for counselors from expenses with displacement and accommodations required for the performance of their role.

The objective of this compensation is to remunerate the services provided by each counselor, within the scope of responsibility attributed to the Company Board of Directors.

The members of the Board of Directors and the Fiscal Council are not entitled to (i) direct or indirect benefits, except for funeral insurance and, if they should so choose, life insurance (whose costs are shared between Eletrobras and the staff member), and (ii) compensation for participating in committees.

Variable Compensation

Members of the Board of Directors are not entitled to variable compensation, including, but not limited to, bonuses, profit share, compensation for participation in meetings and commissions.

Post-Employment Benefits

Members of the Board of Directors are not entitled to post-employment benefits.

Benefits due to Post Exercise Cessation

Members of the Board of Directors are not entitled to benefits caused by no longer delivering the role.

Shares Based Compensation

Members of the Board of Directors are not entitled to share based compensation.

Fiscal Council

Fixed Annual Compensation

Compensation for the members of the Fiscal Council is fixed at one tenth of the average monthly compensation of the members of the Executive Board (President and Directors), excluded the amounts with reference to direct and indirect benefits granted to said directors plus amounts meant for covering costs for counselors from expenses with displacement and accommodations required for the performance of their role.

The objective of this compensation is to remunerate the services provided by each counselor, within the scope of responsibility attributed to the Company Fiscal Council.

The members of the Fiscal Council are not entitled to (i) direct or indirect benefits, except for funeral insurance and, if they should so choose, life insurance (whose costs are shared between Eletrobras and the staff member), and (ii) compensation for participating in committees.

Variable Compensation

Members of the Fiscal Council are not entitled to variable compensation, including, but not limited to, bonuses, profit share, compensation for participation in meetings and commissions.

Post-Employment Benefits

Members of the Fiscal Council are not entitled to post-employment benefits.

Benefits due to Post Exercise Cessation

Members of the Fiscal Council are not entitled to benefits caused by no longer delivering the role.

Shares Based Compensation

Members of the Fiscal Council are not entitled to share based compensation.

Non-Statutory Board:

Not applicable, givem that Eletrobras has no non statutory boards.

Committees:

Eletrobras has the following committees for the purpose of providing advisory services to enbtities from the Board of Directors, all non-statutory: (i) Audit and Risk Committee, (ii) Sustainability Committee, and (iii) People Management and Compensation Committee. There is no compensation for participating in Eletrobras committees.

ii. With respect to the last 03 (thres) fiscal years, what was the ratio of each element in total compensation;

According to the table below the ratios for each element in the total compensation for fiscal year 2015 work, were approximately:

Composition of compensation	Board of Directors	Fiscal Council	Statutory Board	Non-Statutory Board	Committees
Fixed Monthly Compensation
Salary or pro-labore	85.18%	82.96%	60.42%	N.A	N.A
Direct or Indirect Benefits	0.00%	0.45%	12.38%	N.A	N.A
Participation in Committees	0.00%	0.00%	0.00%	N.A	N.A
Others	14.82%	16.59%	21.08%	N.A	N.A
Variable Compensation
Bonus	0.00%	0.00%	0.00%	N.A	N.A
Participation in Results	0.00%	0.00%	0.00%	N.A	N.A
Participation in Meetings	0.00%	0.00%	0.00%	N.A	N.A
Commissions	0.00%	0.00%	0.00%	N.A	N.A
Others	0.00%	0.00%	0.00%	N.A	N.A
Post-Employment Benefits	0.00%	0.00%	6.12%	N.A	N.A
Post-Exercise Cessation	0.00%	0.00%	0.00%	N.A	N.A
Total	100.00%	100.00%	100.00%	N.A	N.A

According to the table below the ratios for each element in the total compensation for fiscal year 2014, were approximately:

Composition of compensation	Board of Directors	Fiscal Council	Statutory Board	Non-Statutory Board	Committees
Fixed Monthly Compensation
Salary or pro-labore	85.27%	82.28%	57.20%	N.A	N.A
Direct or Indirect Benefits	0.00%	1.26%	17.82%	N.A	N.A
Participation in Committees	0.00%	0.00%	0.00%	N.A	N.A
Others	14.73%	16.46%	18.65%	N.A	N.A
Variable Compensation
Bonus	0.00%	0.00%	0.00%	N.A	N.A
Participation in Results	0.00%	0.00%	0.00%	N.A	N.A
Participation in Meetings	0.00%	0.00%	0.00%	N.A	N.A
Commissions	0.00%	0.00%	0.00%	N.A	N.A
Others	0.00%	0.00%	0.00%	N.A	N.A
Post-Employment Benefits	0.00%	0.00%	6.34%	N.A	N.A
Post-Exercise Cessation	0.00%	0.00%	0.00%	N.A	N.A
Total	100.00%	100.00%	100.00%	N.A	N.A

According to the table below the ratios for each element in the total compensation for fiscal year 2013, were approximately:

Composition of compensation	Board of Directors	Fiscal Council	Statutory Board	Diretoria Não Estatutária	Committees
Fixed Monthly Compensation
Salary or pro-labore	83.69%	82.24%	52.37%	N.A	N.A
Direct or Indirect Benefits	0.00%	0.00%	6.26%	N.A	N.A
Participation in Committees	0.00%	0.00%	0.00%	N.A	N.A
Others	16.31%	17.76%	28.69%	N.A	N.A
Variable Compensation
Bonus	0.00%	0.00%	0.00%	N.A	N.A
Participation in Results	0.00%	0.00%	7.23%	N.A	N.A
Participation in Meetings	0.00%	0.00%	0.00%	N.A	N.A
Commissions	0.00%	0.00%	0.00%	N.A	N.A
Others	0.00%	0.00%	0.00%	N.A	N.A
Post-Employment Benefits	0.00%	0.00%	5.45%	N.A	N.A
Post-Exercise Cessation	0.00%	0.00%	0.00%	N.A	N.A
Share Based Compensation	0.00%	0.00%	0.00%	N.A	N.A
TOTAL	100.00%	100.00%	100.00%	N.A	N.A

iii. methodology for calculation and readjustment of each of the elements in the compensation;

The overall compensation for directors, members of the Eletrobras Board of Directors and Fiscal Council follows an established process through which:

Every year, Eletrobras Administration submits to the Department of Coordination and Governments of State Companies (“DEST”) and to the Ministry of Mines and Energy (“MME”) the compensation proposal for its Administrators (Executive Board, Board of Directors) and members of the Fiscal Council for the period of the next term of office (comprised between April of the year in course and March of the following year).

The calculation methodology adopted to draft the Annual Fixed Compensation proposal follows the guidelines established by DEST for each line comprising it.

Currently, the DEST adopts as correction index for salaries or pro-labore, and benefits the Broad National Consumer Prices Index – IPCA accumulated for the last 12 months, except with respect to the Housing Aid (Auxílio Moradia), which complies with the cap established by the current legislation (Art. 5 Decree 3,255/1999).

(i)   The amount for the compensation of the Administrators is previously established by the Department of Coordination and Control of State Companies (DEST) of the Ministry of Planning, Budget and Management, which defines the individual compensation amounts for each entity in the Eletrobras administration;

(ii)  The Department of Coordination and Governments of State Companies (DEST) refers the amount defined for the compensation of the Eletrobras Administrators for approval by the Secretary of the National Treasury;

(iii) The Secretary of the National Treasury, after approving the amount defined by DEST, refers its in the form of an instruction for vote, for approval in the Eletrobras Shareholders General Assembly.

Eletrobras administrators compensation is adjusted and approved annually, at the Annual General Meeting, in compliance with the thresholds established by DEST.

iv. reasons justifying the composition of compensation;

Composition of compensation for Eletrobras administrators follows the compensation practices applied by the market in companies of similar sizes to that of the Eletrobras, as well as the rules defined for state companies by DEST and the responsibilities inherent to each role.

The composition is established by majority shareholders with participation of the control agency (DEST) taking into account the annual threshold approved by the agency.

v. existence of members without compensation by the issuer and reasons for this

All members of the Eletrobras Executive board, of the Board of Directors and the Fiscal Council receive compensation, and there is no compensation for Committee members. Despite this, Decree no. 1957/1996 forbids the compensation for participation from servants of the federal public administration, direct or indirect, in more than two management or Fiscal Councils in public companies as well as federal corporations of mixed capital, as well as in the other entities controlled direct or indirectly by the Federal Union. For this reason, one of the members of the Eletrobras Board of Directors renounced to the compensation for the fiscal years of 2013, 2014 and January 2015.

(c) main performance indicators taking into account in determining each element of the compensation;

There is no link between the performance and the fixed compensation of administrators, since these amounts are established by the Department of Coordination and Control of State Companies (DEST) of the Ministry of Planning, Budget and Management and distributed by the Eletrobras Board of Directors to the other agencies of the Company’s administration. The total amount for the compensation is approved in the Annual General Meeting, taking into account the period comprised between April, of the year in course, and March of the following year.

With respect to Variable Compensation for administrators, members of the Executive Board are entitled to an annual Variable Compensation, based on the achievement of the targets determined annually by Department of Coordination and Control of State Companies (DEST) of the Ministry of Planning, Budget and Management, among which: (i) quality indicators for the services in the energy generation, transmission and distribution activities, (ii) financial results; (iii) assessment of the performance of the Executive Board by the Board of Directors, and (iv) organizacional climate (assessment of the work environment by the staff).

(d) how the compensation is structured to reflect the progress of the performance indicators;

  Salary or pro-labore: fixed compensation without indicator linked to it.

  Direct and indirect benefits: no indicator linked.

  Bonus: Eletrobras does not practice this type of compensation.

  Variable Compensation: Members of the Eletrobras Statutory Board are entitled to Annual Variable Compensation, (“RVA”), based on achieving the targets annually determined by the Department of Coordination and Control of State Companies (DEST) of the Ministry of Planning, Budget and Management.

  Participation in meetings: Eletrobras does not practice this type of compensation.

  Commissions: Eletrobras does not practice this type of compensation.

  Post-Employment Benefits: no indicator linked.

  Cessation of execution: Eletrobras does not practice this type of compensation.

  Share Based Compensation: Eletrobras does not practice this type of compensation.

(e) how the compensation policy or practice lines to the interests of the issuer in the short, medium and long-terms

The fixed compensation of Eletrobras administrators is established based on guidelines established by the control agency of the Ministry of Planning, Budget and Management (MPOG/DEST) in deploying the power to approve compensation for directors and councilmembers of federal state companies.

The Annual Variable Compensation Eletrobras administrators (RVA) is based on the Company’s performance and progress, according to the strategic plan established, both for the medium and long-terms, and in order to be line with achieving return for shareholders.

The Annual Variable Compensation Eletrobras administrators, understood to be received proposal for Annual Variable Compensation – RVA of the Executive Board is comprised of two pillars: “Profits and Results”. With the first pillar, “profits”, being based on the profit made by the Company in each fiscal year, and the second pillar, “results” reflects the achievement of the targets and indicators extracted from the Corporate Performance Target Contract (Contrato from Metas from Desempenho Empresarial – CMDE). CMDE targets derived from the Business and Management Steering Plan (Plano from Diretor from Negócio e Gestão – PDNG) that, in its turn, is a breakdown of the Strategic Plan for the Eletrobras companies, aligned to the interest of shareholders in the short, medium and long-terms.

(f) existence of compensation supported by subsidiaries, controlled companies or direct and indirect controllers

There is no compensation will benefit for the members of the Board of Directors, Fiscal Council, Statutory Directors, Non-Statutory Directors and members of Advisory Committees supported by subsidiaries, controlled or direct or indirect controller companies.

(g) existence of any compensation or benefit linked to the occurrence of specific shareholding events, such as the lien of the shareholding control of the Company

There is no compensation will benefit for the members of the Board of Directors, Fiscal Council, Statutory Directors, Non-Statutory Directors and members of Advisory Committees linked to the occurrence of specific shareholding events.

13.2 – Total compensation of the Board of Directors, Executive Board and Fiscal Council

Total compensation foreseen for the Fiscal year ending on 31/12/2016 - Annual Amounts

	Board of Directors	Statutory Board	Fiscal Council	Total
Total members	10.00	7.00	5.00	22.00
Total members with compensation	10.00	7.00	5.00	22.00
Fixed annual compensation
Salary or pro-labore	706.017,63	4.813.093,45	353.008,82	5.872.119,90
Direct and indirect benefits	-	1.852.562,43	-	1.852.562,43
Participation in Committees	-	-	-	-
Others	141.203,53	1,564.838,87	70.601,76	1.776.644,16
Description of other fixed compensations	Amounts paid for Charges -INSS and FGTS - employer.	Amounts paid for Charges -INSS and FGTS - employer.	Amounts paid for Charges -INSS and FGTS - employer.	-
Variable Compensation
Bonus	-	-	-	-
Profit share(RVA)	-	420.884,00	-	420.884,00
Participation in meetings	-	-	-	-
Commissions	-	-	-	-
Others	-	117.847,52	-	117.847,52
Description of other variable compensations	Amounts paid for Charges -INSS and FGTS - employer.	Amounts paid for Charges -INSS and FGTS - employer.	Amounts paid for Charges -INSS and FGTS - employer.	-
Post-employment	-	745.946,60	-	745.946,60
Cessation of role	-	-	-	-
Share-based, including stock options	-	-	-	-
Notes	The number of members corresponds to the annual average of the number of members for the specific administration agency raised monthly, as established in Circular Letter CVM/SEP/No.002/2016	The number of members corresponds to the annual average of the number of members for the specific administration agency raised monthly, as established in Circular Letter CVM/SEP/No.002/2016	The number of members corresponds to the annual average of the number of members for the specific administration agency raised monthly, as established in Circular Letter CVM/SEP/No.002/2016	-
Total for compensation	847.221,16	9.515.172,87	423.610,58	10.786.004,61

Total compensation for fiscal year ended on 31/12/2015 - Annual Amounts
	Board of Directors	Statutory Board	Fiscal Council	Total
Total members	7.83	7	4.83	19.66
Total members with compensation	7.67	7	4.67	19.34
Fixed annual compensation
Salary or pro-labore	492,452.62	4,205,588.90	291,475.04	4,989,516.56
Direct and indirect benefits	-	862,036.09	1,569.44	863,605.53
Participation in Committees	-	-	-	-
Others	85,662.72	1,466,956.54	58,294.90	1,610,914.16
Description of other fixed compensations	Amounts paid for Charges -INSS and FGTS - employer,	Amounts paid for Charges -INSS and FGTS - employer,	Amounts paid for Charges -INSS and FGTS - employer,	-
Variable Compensation
Bonus	-	-	-	-
Participação from resultados	-	-	-	-
Participation in meetings	-	-	-	-
Commissions	-	-	-	-
Others	-	-	-	-
Description of other variable compensations	Not applicable	Not applicable	Not applicable
Post-employment	-	425,998.,04	-	425,998.04
Cessation of role	-	-	-	-
Share-based, including stock options	-	-	-	-
Notes	The number of members corresponds to the annual average of the number of members for the specific administration agency raised monthly, as established in Circular Letter CVM/SEP/No.02/2016	The number of members corresponds to the annual average of the number of members for the specific administration agency raised monthly, as established in Circular Letter CVM/SEP/No.02/2016	The number of members corresponds to the annual average of the number of members for the specific administration agency raised monthly, as established in Circular Letter CVM/SEP/No.02/2016	-
Total for compensation	578,115.34	6,960,579.57	351,339.38	7,890,034.29

Total compensation for fiscal year ended on 31/12/2014 - Annual Amounts

	Board of Directors	Statutory Board	Fiscal Council	Total
Total members	8.33	6.75	5.08	20.16
Total members with compensation	7.83	6.75	5.08	19.66
Fixed annual compensation
Salary or pro-labore	438,515.27	3,705,692.36	301,408.46	4,445,616.09
Direct and indirect benefits	-	1,154,210.06	4,624.04	1,158,834.10
Participation in Committees	-	-	-	-
Others	75,725.85	1,208,029.98	60,281.62	1,344,037.45
Description of other fixed compensations	Amounts paid for Charges -INSS and FGTS - employer,	Amounts paid for Charges -INSS and FGTS - employer,	Amounts paid for Charges -INSS and FGTS - employer,	-
Variable Compensation
Bonus	-	-	-	-
Participação from resultados	-	-	-	-
Participation in meetings	-	-	-	-
Commissions	-	-	-	-
Others	-	-	-	-
Description of other variable compensations	Not Applicable	Not Applicable	Not Applicable
Post-employment	-	410,899.91	-	410,899.91
Cessation of role	-	-	-	-
Share-based, including stock options	-	-	-	-
Notes	The number of members corresponds to the annual average of the number of members for the specific administration agency raised monthly, as established in Circular Letter CVM/SEP/No.02/2016	The number of members corresponds to the annual average of the number of members for the specific administration agency raised monthly, as established in Circular Letter CVM/SEP/No.02/2016	The number of members corresponds to the annual average of the number of members for the specific administration agency raised monthly, as established in Circular Letter CVM/SEP/No.02/2016	-
Total for compensation	514,241.12	6,478,832.31	366,314.12	7,359,387.55

Total compensation for fiscal year ended on 31/12/2013 - Annual Amounts

	Board of Directors	Statutory Board	Fiscal Council	Total
Total members	9.00	6.00	5.00	20.00
Total members with compensation	8.00	6.00	5.00	19.00
Fixed annual compensation
Salary or pro-labore	435,168.47	3,268,394.59	278,769.20	3,982,332.26
Direct and indirect benefits	-	390,689.15	-	390,689.15
Participation in Committees	-	-	-	-
Others	84,799.91	1,790,349.66	60,221.68	1,935,371.25
Description of other fixed compensations	Amounts paid for Charges -INSS and FGTS - employer,	Amounts paid for Charges -INSS and FGTS - employer,	Amounts paid for Charges -INSS and FGTS - employer,	-
Variable Compensation
Bonus	-	-	-	-
Participação from resultados	-	451,157.50	-	451,157.50
Participation in meetings	-	-	-	-
Commissions	-	-	-	-
Others	-	-	-	-
Description of other variable compensations	Not Applicable	Not Applicable	Not Applicable	-
Post-employment	-	339,967.75	-	339,967.75
Cessation of role	-	-	-	-
Share-based, including stock options	-	-	-	-
Notes	The number of members corresponds to the annual average of the number of members for the specific administration agency raised monthly, as established in Circular Letter CVM/SEP/No.02/2016	The number of members corresponds to the annual average of the number of members for the specific administration agency raised monthly, as established in Circular Letter CVM/SEP/No.02/2016	The number of members corresponds to the annual average of the number of members for the specific administration agency raised monthly, as established in Circular Letter CVM/SEP/No.02/2016	-
Total for compensation	519,968.38	6,240,558.65	338,990.88	7,099,517.91

13.3 - Variable Compensation of the Board of Directors, Executive Board and Fiscal Council

Preview ot Fiscal year ending on December 31, 2016
	Board of Directors	Statutory Board	Fiscal Council	Total
Total members	10.00	7.00	5.00	22.00
Total members with compensation (1)	-	7.00	-	7.00
Bonus
Minimum amount foreseen in compensation plan	-	-	-	-
Maximum amount foreseen in compensation plan	-	-	-	-
Amount established in compensation plan, if targets are achieved	-	-	-	-
Participation in Results
Minimum amount foreseen in compensation plan	-	420.884,00	-	420.884,00
Maximum amount foreseen in compensation plan	-	420.884,00	-	420.884,00
Amount established in compensation plan, if targets are achieved	-	420.884,00	-	420.884,00

(1) Corresponds to the number of directors and councilors, as applicable, to perceive Variable Compensation recognized in the Eletrobras result for the fiscal year, as set out in Circular Letter CVM/SEP/No.02/2016. The Company president is also a member of the Board of Directors, but the amounts of Variable Compensation received by him only are booked as member of the Executive Board, given that the members of the Board of Directors do not receive compensation of this nature.

Fiscal year ended on December 31, 2015
	Board of Directors	Statutory Board	Fiscal Council	Total
Total members	7.83	7.00	4.83	19.66
Total members with compensation (1)	-	-	-	-
Bonus	-	-	-	-
Minimum amount foreseen in compensation plan
Maximum amount foreseen in compensation plan	-	-	-	-
Amount established in compensation plan, if targets are achieved	-	-	-	-
Participation in Results	-	-	-	-
Minimum amount foreseen in compensation plan	-	-	-	-
Maximum amount foreseen in compensation plan
Amount established in compensation plan, if targets are achieved	-	-	-	-
Amount effectively recognized in the result for the last fiscal year	-	-	-	-

(1) Corresponds to the number of directors and councilors, as applicable, to perceive Variable Compensation recognized in the Eletrobras result for the fiscal year, as set out in Circular Letter CVM/SEP/No.02/2016. The Company president is also a member of the Board of Directors, but the amounts of Variable Compensation received by him only are booked as member of the Executive Board, given that the members of the Board of Directors do not receive compensation of this nature.

Fiscal year ended on December 31, 2014
	Board of Directors	Statutory Board	Fiscal Council	Total
Total members	-	6.75	-	6.75
Total members with compensation (1)	-	6.75	-	6.75
Bonus
Minimum amount foreseen in compensation plan	-	-	-	-
Maximum amount foreseen in compensation plan	-	-	-	-
Amount established in compensation plan, if targets are achieved	-	-	-	-
Participation in Results	-	-	-	-
Minimum amount foreseen in compensation plan
Maximum amount foreseen in compensation plan	-	-	-	-
Amount established in compensation plan, if targets are achieved	-	553,116.97	-	553,116.97
Amount effectively recognized in the result for the last fiscal year	-	553,116.97	-	553,116.97
Total members	-	0,00	-	0,00

(1) Corresponds to the number of directors and councilors, as applicable, to perceive Variable Compensation recognized in the Eletrobras result for the fiscal year, as set out in Circular Letter CVM/SEP/No.02/2016. The Company president is also a member of the Board of Directors, but the amounts of Variable Compensation received by him only are booked as member of the Executive Board, given that the members of the Board of Directors do not receive compensation of this nature.

Fiscal year ended on December 31, 2013
	Board of Directors	Statutory Board	Fiscal Council	Total
Total members	-	6	-	6
Total members with compensation (1)	-	6	-	6
Bonus
Minimum amount foreseen in compensation plan	-	-	-	-
Maximum amount foreseen in compensation plan	-	-	-	-
Amount established in compensation plan, if targets are achieved	-	-	-	-
Participation in Results	-	-	-	-
Minimum amount foreseen in compensation plan
Maximum amount foreseen in compensation plan	-	-	-	-
Amount established in compensation plan, if targets are achieved	-	451,157.50	-	451,157.50
Amount effectively recognized in the result for the last fiscal year	-	451,157.50	-	451,157.50
Total members	-	451,157.50	-	451,157.50

(1) Corresponds to the number of directors and councilors, as applicable, to perceive Variable Compensation recognized in the Eletrobras result for the fiscal year, as set out in Circular Letter CVM/SEP/No.02/2016. The Company president is also a member of the Board of Directors, but the amounts of Variable Compensation received by him only are booked as member of the Executive Board, given that the members of the Board of Directors do not receive compensation of this nature.

13.4 - Share Based Compensation plan for Board of Directors and Executive Board

Eletrobras has no compensation plan based on shares for the Board of Directors or da Statutory Board.

13.5 - Share Based Compensation for the last 03 (three) fiscal year for the Board of Directors and Executive Board

Eletrobras Board of Directors and Executive Board have no share based compensation scheme.

13.6 – Information on stock options held by the Board of Directors and Executive Board

Eletrobras Board of Directors and Executive Board have no stock options.

13.7 – Options called and shares delivered in Share Based Compensation for the Board of Directors and Executive Board

Eletrobras Board of Directors and Executive Board have no options called or shares delivered in Share Based Compensation.

13.8 – Information required for understanding the data disclosed in items 13.5 to 13.7 – Option and share pricing method

Item not applicable, given that Eletrobras has no compensation plan based on shares, as well as the Eletrobras Board of Directors and the Executive Board not holding stock options, options called or options delivered in connection with Share Based Compensation.

13.9 - Participations in shares, quotas or other convertible securities, held by administrators or audit counselors – by entity

The table below shows the shares held by members of the Eletrobras Board of Directors, Board and Fiscal Council on December 31, 2015:

Type	Number
	Board of Directors	Executive Board	Fiscal Council
Ordinary Shares	213	1	-
Preferential Shares Class A	-	-	-
Preferential Shares Class B	-	-	-

In order to avoid duplicity, given that the Director President of the Company is also a member of the Board of Directors, securities held by him were disclosed in the field in connection with Board of Directors.

Members of the Board of Directors, Executive Board or Fiscal Council, on the date of closure of the latest fiscal year held no shares or quotas, direct or indirectly, in Brazil or offshore, or other securities convertible into shares or quotas, issued by direct or indirect controllers of Eletrobras and/or controlled entities or over which Eletrobras has joint control, ending at the date of closure of the latest fiscal year.

13.10 – Information on pension schemes provided to members of the Board of Directors and Statutory Directors

	Board of Directors	Statutory Board	Total
Number of members	7.83	7	14.83
Number of members with compensation(1)	0	4	4
Name of Scheme	Foundation Eletrobras for Social Security
Number of administrator displaying retirement conditions	-	Not available	Not available
Conditions for early retirement	-	May be required by members with over fifty years of age, retired by Social Security and not having any employment bond with the sponsor of the scheme, as long as this participant has completed ten years of membership.	-
Updated amount for accumulated contributions in the pension scheme by the closure of the latest fiscal year, discounting the part relative to contributions made directly by the administrators	-	R$ 1,597,541.99	R$ 1,597,541.99
Total amount for accumulated contributions in the pension scheme by the closure of the latest fiscal year, discounting the part relative to contributions made directly by the administrators	-	R$ 367,446.48	R$ 367,446.48
Possibility of advance redemption and conditions for that	-	Cancellation of registration of the participant, when proven the rupture of the employment relation with the sponsor, when this cancellation occurs before the participants starts enjoying the Monthly Income benefit offered by the Scheme, entitling to redemption, in the form of a lump sum payment or in installments by option of the participant, discounted the Income Tax owed.	-

(1) Corresponds to the number of directors and counselors, as applicable, linked to the pension scheme, as established in Circular Letter CVM/SEP/No.02/2016.

	Board of Directors	Statutory Board	Total
Number of members	7.83	7	14.83
Number of members with compensation(1)	0.00	1.00	100
Name of Scheme	Previnorte (Pension Scheme for Director linked to Eletronorte)
Number of administrator displaying retirement conditions	-	-	-
Conditions for early retirement	-	May be required by members with over fifty years of age, retired by Social Security and not having any employment bond with the sponsor of the scheme, as long as this participant has completed ten years of membership.	-
Updated amount for accumulated contributions in the pension scheme by the closure of the latest fiscal year, discounting the part relative to contributions made directly by the administrators	-	R$ 300,648.28(2)	R$ 300,648.28
Total amount for accumulated contributions in the pension scheme by the closure of the latest fiscal year, discounting the part relative to contributions made directly by the administrators	-	R$ 58,551.56	R$ 58,551.56
Possibility of advance redemption and conditions for that	-	Advance redemption is possible in the cases of termination of the employment bond with Eletronorte, as long as the participant has not been entitled to supplementation for retirement, or in the cases of cancellation of registration in the Scheme on request from the participant or due to delinquency. Participants requesting redemption will be entitled to the balance of the account established with the contributions made by him/her, which includes the net return of investments made with funds from the scheme.	-

(1) Corresponds to the number of directors and counselors, as applicable, linked to the pension scheme, as established in Circular Letter CVM/SEP/No.02/2016.

(2) Amounts corresponding exclusively to Eletrobras contribution amounts. The scheme was previously sponsored by Eletronorte, to which the beneficiary Director was linked before his/her inauguration as Eletrobras Director.

13.11 – Maximum, minimum and average compensation of the Board of Directors, Executive Board and Fiscal Council

Annual Amounts

	Statutory Board			Board of Directors			Fiscal Council
	31/12/2015	31/12/2014	31/12/2013	31/12/2015	31/12/2014	31/12/2013	31/12/2015	31/12/2014	31/12/2013
Total members	7.00	6.75	6.00	7.83	8.33	9.00	4.83	5.08	5.00
Total members with compensation	7.00	6.75	6.00	7.67	7.83	8.00	4.67	5.08	5.00
Highest compensation amount (Reais)	1,368,330.53	1,298,743.42	1,250,001.73	76,965.81	71,862.68	70,579.68	76,965.81	76,486.72	70,579.68
Lowest compensation amount (Reais)	848,925.37	852,267.47	957,812.07	64,138.20	59,885.58	55,518.57	76,965.81	71,862.68	67,699.68
Average compensation amount (Reais)	994,368.51	959,827.01	1,040,093.11	75,373.58	65,675.75	64,996.05	75,233.27	72,109.08	67,798.18

Notes

Executive Board
31/12/2015

The fee amounts distributed to all members of the Executive Board is the same, except for the 5% add-on for the Director-President with respect to the other members and the fees received by one employee director from the Eletrobras company and one employee appointed interim Director on 24.08.2015.

The President is also a member of the Board of Directors, however the compensation paid to him/her as a member of the Executive board is not included for the purpose of calculation the total compensation of the Board of Directors and vice versa, as established in Circular Letter CVM/SEP/No.02/2016. However, charges in connection with his/her total compensation are considered exclusively as part of the Executive Board.

The lowest individual annual compensation amount was calculated with the exclusion of the members of the respective agency having held the role for less than 12 months, as set out in Circular Letter CVM/SEP/No.02/2016.

The number of members corresponds to the annual average of the number of members for the specific administration agency raised monthly, as established in Circular Letter CVM/SEP/No.02/2016.

31/12/2014

The fee amounts distributed to all members of the Executive Board is the same, except for the 5% add-on for the Director-President with respect to the other members and the fees received by one employee director.

The President is also a member of the Board of Directors, however the compensation paid to him/her as a member of the Executive board is not included for the purpose of calculation the total compensation of the Board of Directors and vice versa, as established in Circular Letter CVM/SEP/No.02/2016. However, charges in connection with his/her total compensation are considered exclusively as part of the Executive Board.

The lowest individual annual compensation amount was calculated with the exclusion of the members of the respective agency having held the role for less than 12 months, as set out in Circular Letter CVM/SEP/No.02/2016.

The number of members corresponds to the annual average of the number of members for the specific administration agency raised monthly, as established in Circular Letter CVM/SEP/No.02/2016.

31/12/2013

The fee amounts distributed to all members of the Executive Board is the same, except for the 5% add-on for the Director-President with respect to the other members and the fees received by one employee director.

The President is also a member of the Board of Directors, however the compensation paid to him/her as a member of the Executive board is not included for the purpose of calculation the total compensation of the Board of Directors and vice versa, as established in Circular Letter CVM/SEP/No.02/2016. However, charges in connection with his/her total compensation are considered exclusively as part of the Executive Board.

The lowest individual annual compensation amount was calculated with the exclusion of the members of the respective agency having held the role for less than 12 months, as set out in Circular Letter CVM/SEP/No.02/2016.

The number of members corresponds to the annual average of the number of members for the specific administration agency raised monthly, as established in Circular Letter CVM/SEP/No.02/2016.

Board of Directors
31/12/2015

The fee amounts distributed to all members of the Board of Directors is the same.

The lowest individual annual compensation amount was calculated with the exclusion of the members of the respective agency having held the role for less than 12 months, as set out in Circular Letter CVM/SEP/No.02/2016.

The number of members corresponds to the annual average of the number of members for the specific administration agency raised monthly, as established in Circular Letter CVM/SEP/No.02/2016.

31/12/2014

The fee amounts distributed to all members of the Board of Directors is the same.

The lowest individual annual compensation amount was calculated with the exclusion of the members of the respective agency having held the role for less than 12 months, as set out in Circular Letter CVM/SEP/No.02/2016.

The number of members corresponds to the annual average of the number of members for the specific administration agency raised monthly, as established in Circular Letter CVM/SEP/No.02/2016.

Considering that one of the members of the Board of Directors did not receive any compensation as a consequence of Decree no. 1,957/1996, he/she was not taken into account in the calculation of the average amount, with 7.33 members of the Board of Directors being used, as established in Circular Letter CVM/SEP/No.02/2016.

31/12/2013

The fee amounts distributed to all members of the Board of Directors is the same.

The lowest individual annual compensation amount was calculated with the exclusion of the members of the respective agency having held the role for less than 12 months, as set out in Circular Letter CVM/SEP/No.02/2016.

The number of members corresponds to the annual average of the number of members for the specific administration agency raised monthly, as established in Circular Letter CVM/SEP/No.02/2016.

Considering that one of the members of the Board of Directors did not receive any compensation as a consequence of Decree no. 1,957/1996, he/she was not taken into account in the calculation of the average amount, with 7.33 members of the Board of Directors being used, as established in Circular Letter CVM/SEP/No.02/2016.

Fiscal Council
31/12/2015

The fee amounts distributed to all members of the Fiscal Council is the same.

The lowest individual annual compensation amount is the same as the highest individual compensation, given that only 1 tac counsellor was active for all 12 months.

The number of members corresponds to the annual average of the number of members for the specific administration agency raised monthly, as established in Circular Letter CVM/SEP/No.02/2016.

31/12/2014

The fee amounts distributed to all members of the Fiscal Council is the same.

The lowest individual annual compensation amount was calculated with the exclusion of the members of the respective agency having held the role for less than 12 months, as set out in Circular Letter CVM/SEP/No.02/2016.

The number of members corresponds to the annual average of the number of members for the specific administration agency raised monthly, as established in Circular Letter CVM/SEP/No.02/2016.

31/12/2013

The fee amounts distributed to all members of the Fiscal Council is the same.

The lowest individual annual compensation amount was calculated with the exclusion of the members of the respective agency having held the role for less than 12 months, as set out in Circular Letter CVM/SEP/No.02/2016.

The number of members corresponds to the annual average of the number of members for the specific administration agency raised monthly, as established in Circular Letter CVM/SEP/No.02/2016.

13.12 - Mechanisms for compensation or indemnifying administrators in the event of removal from office or retirement

Eletrobras has no mechanisms for compensation or indemnifying administrators in the event of removal from office or retirement.

13.13 – Percentage of total compensation with held by administrators and members of the Fiscal Council party related to controllers

Compensation for parties in fiscal year ended on December 31, 2015
	Board of Directors	Statutory Board	Fiscal Council
Number of Members	7.83	7.00	4.83
Number of Members – Part Related to Controlling Intrest	4.08	0.00	3.00
Total Compensation Amount for Agency in fiscal year	R$ 578,115.34	R$ 6,960,579.57	R$ 351,339.38
Total Compensation Amount Attributed to Parties Related to the Controlling Interest in the Agency in the Fiscal year	R$ 316,180.30	R$ 0.00	R$ 222,192.88
% of total compensation for agency	54.69%	0.00%	63.24%

Compensation for parties in fiscal year ended on December 31, 2014
	Board of Directors	Statutory Board	Fiscal Council
Number of Members	8.33	6.75	5.08
Number of Members – Part Related to Controlling Intrest	4.00	0.00	3.00
Total Compensation Amount for Agency in fiscal year	R$ 514,241.12	R$ 6,478,832.31	R$ 366,314.12
Total Compensation Amount Attributed to Parties Related to the Controlling Interest in the Agency in the Fiscal year	R$ 279,357.40	R$ 0.,00	R$ 211,894.72
% of total compensation for agency	54.32%	0.00%	57.85%

Compensation for parties in fiscal year ended on December 31, 2013
	Board of Directors	Statutory Board	Fiscal Council
Number of Members	9.00	6.00	5.00
Number of Members – Part Related to Controlling Intrest	3.42	0.00	3.00
Total Compensation Amount for Agency in fiscal year	R$ 519,968.38	R$ 6,240,558.65	R$ 338,990.88
Total Compensation Amount Attributed to Parties Related to the Controlling Interest in the Agency in the Fiscal year	R$ 315,399.97		R$ 217,099.74
% of total compensation for agency	60.66%	0.00%	64.04%

13.14 - Compensation for administrators and members of the Fiscal Council, grouped by entity, received for any reason other than the role held

In the last 3 (three) fiscal years, there was no payment for compensation to members of the Eletrobras Board of Directors, Executive Board or Fiscal Council for reason other than the role held.

13.15 - Compensation for administrators and members of the Fiscal Council recognized in the result of controllers, direct or indirect, of entities under joint control or controlled by the issuer.

In the last 3 (three) fiscal years, there was no:

  part of compensation supported by Eletrobras subsidiaries, its direct or indirect controlling entities and joint control ventures, attributed to members of the Board of Directors, of the Executive Board and of the Fiscal Council as a function of holding the role in Eletrobras; and/or

The table below contains the list of compensations received by administrators and members of the Eletrobras Fiscal Council during the fiscal year ended on December 31, 2015, recognized in the result of the Eletrobras subsidiaries, of direct or indirect controllers of Eletrobras and of a joint control ventures, even if unrelated to the delivery of the role in the issuer.

	Board of Directors	Statutory Board	Fiscal Council
Controllers	-	-
Subsidiaries	-	211,047.88	-
Joint Control entities	91,635.54	574,296.45¹	-

¹ Includes amounts paid in US Dollars to one administrator for managerial role delivered at a subsidiary located abroad, for which an Fx rate of R$ 3.33870 / USD1.00 was used.

13.16 - Other relevant information

In addition to the information provided in item 13.2 above, Eletrobras administrators received, for indemnity purposes, in 2015, the amount of R$ 163,049.02, with respect to per diem for travel.

Inform the proposal for compensation for administrators, Board of Directors and Board, separately, as well as for the Fiscal Council, for deliberation at the Annual General Meeting, for the period comprised between April 2016 and March 2017, by filling in the following tables:

Preview of Compensation for Administrators based on Term of office
(period April 2016 to March 2017)
	Board of Directors	Statutory Board	Fiscal Council	Total
Total members	10.00	7.00	5.00	22.00
Total members with compensation	10.00	7.00	5.00	22.00
Fixed annual compensation	-	-	-	-
Salary or pro-labore	723.742,33	4.929.523,59	361.871,17	6.015.137,09
Direct and indirect benefits	-	1.862.744,24	-	1.862.744,24
Participation in Committees	-	-	-	-
Others	144.748,47	1.597.439,31	72.374,23	1.814.562,01
Description of other fixed compensations	Amounts paid for Charges -INSS and FGTS - employer.	Amounts paid for Charges -INSS and FGTS - employer.	Amounts paid for Charges -INSS and FGTS - employer.	-
Variable Compensation	-	-	-	-
Bonus	-	-	-	-
Profit share(RVA)	-	420.884,00	-	420.884,00
Participation in meetings	-	-	-	-
Commissions	-	-	-	-
Others	-	117.847,52	-	117.847,52
Description of other variable compensations	Amounts paid for Charges -INSS and FGTS - employer.	Amounts paid for Charges -INSS and FGTS - employer.	Amounts paid for Charges -INSS and FGTS - employer.	-
Post-employment	-	763,307.63	-	763,307.63
Cessation of role	-	-	-	-
Share-based, including stock options	-	-	-	-
Notes	The number of members corresponds to the annual average of the number of members for the specific administration agency raised monthly, as established in Circular Letter CVM/SEP/No.02/2016	The number of members corresponds to the annual average of the number of members for the specific administration agency raised monthly, as established in Circular Letter CVM/SEP/No.02/2016	The number of members corresponds to the annual average of the number of members for the specific administration agency raised monthly, as established in Circular Letter CVM/SEP/No.02/2016	-
Total for compensation	868.490,80	9.691.746,29	434.245,40	10.994.482,49

Additionally, for the purpose of providing a better understanding for the amounts actually recognized for the period comprised between April 2015 and March 2016, corresponding to the last term of office of the current members of the Company Administration, the table below provides the information in item 13.2 of the Reference Template as established for the reference period:

Preview of Compensation for Administrators based on Term of office
(period April 2015 to March 2016)
	Board of Directors	Statutory Board	Fiscal Council	Total
Total members	9.00	7.00	5.00	21.00
Total members with compensation	9.00	7.00	5.00	21.00
Fixed annual compensation	-	-	-	-
Salary or pro-labore	527,359.32	4,512,786.69	297,205.46	5,337,351.47
Direct and indirect benefits	-	60,698.17	-	60,698.17
Participation in Committees	-	-	-	-
Others	105,471.86	1,391,605.36	59,441.09	1,556,518.31
Description of other fixed compensations	Amounts paid for Charges -INSS and FGTS - employer.	Amounts paid for Charges -INSS and FGTS - employer.	Amounts paid for Charges -INSS and FGTS - employer.	-
Variable Compensation	-	-	-	-
Bonus	-	-	-	-
Participação from resultados	-	-	-	-
Participation in meetings	-	-	-	-
Commissions	-	-	-	-
Others	-	-	-	-
Description of other variable compensations	Amounts paid for Charges -INSS and FGTS - employer.	Amounts paid for Charges -INSS and FGTS - employer.	Amounts paid for Charges -INSS and FGTS - employer.	-
Post-employment	-	447,143.42	-	447,143.42
Cessation of role	-	-	-	-
Share-based, including stock options	-	-	-	-
Notes	The number of members corresponds to the annual average of the number of members for the specific administration agency raised monthly, as established in Circular Letter CVM/SEP/No.02/2016	The number of members corresponds to the annual average of the number of members for the specific administration agency raised monthly, as established in Circular Letter CVM/SEP/No.02/2016	The number of members corresponds to the annual average of the number of members for the specific administration agency raised monthly, as established in Circular Letter CVM/SEP/No.02/2016	-
Total for compensation	632,831.18	7,111,233.64	356,646.55	8,101,233.64

Annex 06

Rules for election of members of the Board of Directors Fiscal Council by Non-Controlling Shareholders

In line with the best corporate governance practices, the Company hereby clarifies the possible scenarios for elections of members to the Board of Directors and Fiscal Councils by non-controlling shareholders, as follows:

1.           Appointment of Candidates by Non-Controlling Shareholders:

Shareholders interested in appointing candidates to the Board of Directors or the Fiscal Council of the Company should do so in up to 3 (three) working days before the date of the Annual General Meeting, convened for 29 April 2016, by providing written notification, through letter to the Department of Investor Relations – DFR, Market Service Division – DFRM, at Av. Presidente Vargas, no. 409 – 9° floor, in the city of Rio from Janeiro, RJ, informing the full name and qualification of the candidate, as well as the information required by the article in CVM Instruction 481.

Additionally, shareholders submitting appointment for members of the Board of Directors in the terms established above are requested to send, together with the appointment, a copy of the instrument of declaration for the candidate, dealing with the topics of article 2 of CVM Instruction no. 367, of 29 May 2002, or declare having obtained from the appointed candidate the information that he/she has the necessary conditions to sign the instrument, and indicate any eventual caveats.

Candidates must have all the requirements established by the Law of Corporations in order to be elected for the respective roles.

Information in connection with candidates appointed by shareholders will be disclosed by the Company in category “Notice to Shareholders” made available at the websites of the Company (www.eletrobras.com/elb/ri), of CVM (www.cvm.gov.br) and of BM&FBovespa (www.bmfbovespa.com.br) in up to 2 (two) working days after receiving the aforementioned appointment by letter.

Notwithstanding the above-mentioned term, shareholders may present candidates to members of the Board of Directors or Fiscal Council at the Assembly, with said appointments being made together with the documents and information mentioned above to be made available to the attending shareholder.

2.           Board of Directors:

2.1. Number of Members of the Board of Directors and Term of Office:

In the terms of Eletrobras Articles of Incorporation, Eletrobras Board of Directors is comprised by 10 (ten) members, of which 01 (one) member elected by the Company’s active employees, in election held separately, in the form of Federal Law no. 12,353/2010, and up to 9 (nine) members may be elected, in Annual General Meeting, convened for 29 April 2016, by shareholders defined below:

(i)           07 (seven) members elected by controlling shareholders, of which 06 (six) members chosen by the Ministry of State of Mines and Energy and 1 (one) elected by the Ministry of State of Planning, Budget and Management, in the form of the current legislation;

(ii)          01 (one) member elected by minority shareholders holders of ordinary shares, in the form of the Law of Corporations; and

(iii)         01 (one) member elected by the shareholders holders of preferential shares, representing, at least, 10% of the Equity capital, as established by the Law of Corporations.

The term of office of the administration counselors elected in the Annual General Meeting convened for 29 April 2016 extends to the Annual General Meeting to be convened in 2017.

2.2. Elections by Non-Controlling Shareholders:

In so far as concerns scenarios and roles to be addressed by non-controlling shareholders in electing a counselor as their representative in the Board of Directors, the Company clarifies the following:

2.2.1. Proof of ownership of the Shares and Representation at the Annual General Meeting:

In the terms of paragraph 6 of article 141 of the Law of Corporations, only shareholders capable of proving the uninterrupted ownership of the shareholding interest required by paragraph 4 mentioned above for a period of at least 3 (three) months, immediately prior to the Annual General Meeting, will be entitled to electing members of the Board of Directors of the Company based on paragraph 4 of article 141 of the Law of Corporations.

2.2.2. Non-Controlling Shareholders Holders of Ordinary Shares:

2.2.2.1. Multiple Vote: Article 141 of the Law of Corporations

As established in article 141 of the Law of Corporations and in articles 1 and 3 of CVM Instruction no. 165, of 11 December 1991, as amended, shareholders representing at least 5% (five per cent) of the voting equity capital of the Company are entitled to require the adoption of the multiple vote for the election of members to the Company Board of Directors.

If the multiple vote process is requested, the following must be addressed:

(i)           The multiple vote processes applicable to the election of 07 (seven) members of the Board of Directors, therefore not including the members that must be elected separately (a) such as the representative of the Company’s employees; (b) by non-controlling shareholders holders of ordinary shares; and (c) by non-controlling shareholders holders of preferential shares; and

(ii)          Non-controlling shareholders holders of ordinary shares that choose to participate in the process of election in separate for a member of the Board of Directors, in the terms of itin 2.2.2.2. below, will not be entitled to participate in the election via multiple vote process with the same shares of their ownership, under the penalty of duplicity in exercising their right to vote for a given share.

The adoption of this process must be requested in up to 48 (forty-eight) hours of advance of the date of the Annual General Meeting convened for 29 April 2016.

2.2.2.2. Election in Separate: Articles 141, §4 and 5, and 239 of the Law of Corporations

Non-controlling shareholders holders of ordinary shares may elect, by a majority, up to 01 (one) member of the Board of Directors, based on:

(i)           article 239 of the Law of Corporations; or

(ii)          article 141, paragraphs 4 and 5, of the Law of Corporations, as long as holding a minimum of 15% of the total shares with right to vote.

As established in Circular Letter/CVM/SEP/No.02/2016, article 239 of the Law of Corporations is specifically targeted at shareholders holders of ordinary actions and replaces in companies of mixed economy, as is the case of the Company, the mechanism for separate election established in article 141, paragraph 4 and paragraph 5. Therefore, should the election be held based on the dispositions mentioned in article 239, no shareholder holder of ordinary shares will be entitled to participate in the separate election based on article 141 of the Law of Corporations, paragraph 4 or paragraph 5.

On the vote, in separate, to performed by shareholders holders of ordinary actions, controlling shareholders or entities by them controlled, direct or indirectly, or in which they have significant influence are forbidden to vote.

In the terms of Circular Letter/CVM/SEP/No.02/2016, the impediment to vote is targeted at individual shareholders, who must evaluate if their vote, in any way, is influenced by the controlling shareholder and, should they decide to vote in the separate election, they must be able to present, after the election, if requested by the assembly, elements allowing them to demonstrate that there was no such influence.

2.2.3. Shareholders Holders of Preferential shares:

Shareholders holders of preferential shares may elect, by a majority vote, in separate vote, up to 01 (one) member of the Board of Directors, as long as they represent a minimum of 10% (ten per cent) of the equity capital.

In the terms of Circular Letter/CVM/SEP/No.02/2016, for the purpose of calculating the minimum percentage of 10% (ten per cent), the total number of shares of the Company must be considered, excluded only the shares maintained in treasury.

In this same sense, based on the decision of the Honorable Collegiate of CVM in the case file for CVM Administrative Process no. RJ2014/4375, the Company reiterates that for the purpose of checking the required minimum attendance only shares held by shareholders holders of preferential shares issued by the Company in attendance at the General Assembly will be counted.

The Company further highlights that should, regardless of making its very best effort to fill all existing vacancies in its Board of Directors or Fiscal Council, as per technical opinion issued by CVM’s Corporate Relations Superintendence, published within the scope of CVM Process no. RJ2015/4451, an insufficient number of members is elected to hold the total vacant roles established in the Company Bylaws for said entities of the administration, appointment of additional candidates by any shareholder shall not be accepted or allowed for the purpose of completing the existing vacancies.

On the vote, in separate, to performed by shareholders holders of preferential actions, controlling shareholders or entities by them controlled, direct or indirectly, or in which they have significant influence are forbidden to vote.

In the terms of Circular Letter/CVM/SEP/No.02/2016, the impediment to vote is targeted at individual shareholders, who must evaluate if their vote, in any way, is influenced by the controlling shareholder and, should they decide to vote in the separate election, they must be able to present, after the election, if requested by the assembly, elements allowing them to demonstrate that there was no such influence.

2.2.4. Joint Vote by Minority Interest Shareholders – Article 141, §5, Law of Corporations

Non-controlling shareholders holders of preferential shares and Non-controlling shareholders holders of ordinary shares may join their shares to elect together 1 (one) member of the Board of Directors, as long as: (i) non-controlling shareholders holders of ordinary shares have not elected any member based on Article 141, I or 239 of the Law of Corporations; (ii) shareholders holders of preferential shares have not elected any member based on Article 141, II, Law of Corporations; and (iii) shareholders holders of preferential shares and non-controlling shareholders holders of ordinary shares together reach the minimum required of 10% (ten per cent) of the equity capital of the Company.

In the terms of Circular/CVM/SEP/No.02/2016, for the purposes of calculating the minimum percentage of 10% (ten per cent), the total number of shares of the Company must be considered, excluded only the shares maintained in treasury.

On the vote, in separate, based on paragraph 5 of article 141 of the Law of Corporations, to performed by shareholders holders of preferential actions, controlling shareholders or entities by them controlled, direct or indirectly, or in which they have significant influence are forbidden to vote.

In the terms of Circular/CVM/SEP/No.02/2016, the impediment to vote is targeted at individual shareholders, who must evaluate if their vote, in any way, is influenced by the controlling shareholder and, should they decide to vote in the separate election, they must be able to present, after the election, if requested by the assembly, elements allowing them to demonstrate that there was no such influence.

As per Circular Letter/CVM/SEP/No.02/2016, article 239 of the Law of Corporations of the Law of Corporations is specifically targeted at shareholders holders of ordinary actions and replaces in companies of mixed economy, as is the case of the Company, the mechanism for separate election established in article 141, paragraph 4 and paragraph 5. Therefore, should the election be held based on the dispositions mentioned in article 239, no shareholder holder of ordinary shares will be entitled to participate in the separate election based on article 141 of the Law of Corporations, paragraph 4 or paragraph 5.

3.           Fiscal Council

3.1. Maximum Number of Members in the Fiscal Council, Election and Term of Office:

In the terms of Articles of Incorporation da Eletrobras, the Eletrobras Fiscal Council will be comprised of 5 (five) members, to be elected, in Annual General Meeting, convened for 29 April 2016, by shareholders defined below:

(i)           3 (three) members elected by the majority interest shareholders, of which (01) appointed by the Ministry of Treasury;

(ii)          1 (one) member elected by the majority of shareholders holders of ordinary shares, in separate vote, in the form of the Law of Corporations; and

(iii)         1 (one) member elected by the majority of shareholders holders of preferential shares, in separate vote, in the form of the Law of Corporations.

In the separate voting to be performed, respectively, by minority interest shareholders holders of ordinary actions and minority interest shareholders holders of preferential shares, controlling shareholders or entities by them controlled, direct or indirectly, or in which they have significant influence are forbidden to vote.

In the terms of Circular/CVM/SEP/No.02/2016, the impediment to vote is targeted at individual shareholders, who must evaluate if their vote, in any way, is influenced by the controlling shareholder and, should they decide to vote in the separate election, they must be able to present, after the election, if requested by the assembly, elements allowing them to demonstrate that there was no such influence.

The term of office of the Fiscal Council counselors elected at the Annual General Meeting convened on 29 April 2016 remains in force until the Annual General Meeting to be convened in 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.